02028941

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME Jugos del Valle, S.A. de C.V.

*CURRENT ADDRESS Av. Ejército Nacional No. 904

15th Floor

Col. Palanco Mexico

C.P. 11560

**FORMER NAME

Mexico, D.F.

**NEW ADDRESS

FILE NO. 82- 4258 FISCAL YEAR

PROCESSED

MAY 15 2002

THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 5-9-02

82-4258

SOPPL

JUGOS DEL VALLE, S.A. DE C.V.

02 APR 26 AM 11:52

Documentation Submitted to the
United States Securities and Exchange Commission
in Order to Reinstate Exemption No. 82-4258 Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

April 24, 2002

1-NY/1415934.1

INDEX

JUGOS DEL VALLE, S.A. DE C.V. and SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 1999 AND 1998

AND

AUDITORS JUDGMENT

BDO

Contadores Públicos y
Consultores de Empresas

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES

INDEX OF CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 1999 AND 1998

BDO

Hernández Lozano
Marrón y Cía S.C.
Contadores Públicos y
Consultores de Empresas

Av. Ejército Nacional 904 Piso 7
Polanco
11510 México, D.F.
Teléfono (52) (5) 395 7911
Fax (52) (5) 395 7225

To the Shareholders' Meeting of Jugos del Valle S.A. de C.V.

We have examined the consolidated general statements of Jugos del Valle S.A. de C.V. and subsidiaries to December 31, 1999 and 1998, the consolidated result statements, variations in shareholders' equity and changes in the financial situation relative to these years. These financial statements are the sole responsibility of the Company's Administration. Our responsibility consists of giving our opinion of these statements based on our audits.

Our studies were made according to generally accepted auditing standards which require that said audit be planned and made in a manner that lets us prove a reasonable certainty that these statements do not contain important mistakes and that they are prepared according to generally accepted accounting principles. The audit consists of the examination based on selected tests of the evidence that supports the numbers and revelations of the financial statements; it also includes the evaluation of the accounting principles used, the significant estimates made by the Administration and the presentation of the complete financial statements. We consider that this examination has provided a reasonable base in which to support our opinion.

In our opinion, the aforementioned consolidated financial statements reasonably present, in all important aspects, the financial situation of Jugos del Valle S.A. de C.V. and Subsidiaries to December 31, 1999 and 1998, and the consolidated results of its operations, the consolidated variations in shareholders' equity, and the consolidated changes in the financial situation on the years ending on those dates, in accordance with the generally accepted accounting principles.

Hernández Lozano Marrón y Cía, S.C.

C.P. Patricio Montiel Flores

México, D.F., April 3, 2000.

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED GENERAL STATEMENTS TO DECEMBER 31, 1999 AND 1998

(Thousands of Mexican pesos with purchasing power as of December 31, 1999)

ASSETS

	1999	1998
CURRENT ASSETS		
Cash and temporary investments	$ 35,256	$ 33,927
Accounts receivable		
Clients, net	295,729	333,297
Related parties, net (Note5)	-	29,971
Recovery of taxes (Note 13)	124,992	695,539
Other accounts receivable	52,894	43,701
Other taxes receivable	34,698	24,640
	508,313	1,127,148
Inventories, Net (Note 4)	361,359	429,185
Early payments	8,913	50,834
Total current assets	913,841	1,641,094
PROPERTY, PLANT AND EQUIPMENT, Net (Notes 6 & 7)	1,413,780	1,294,533
PATENTS AND BRANDS, Net	38,943	47,675
OTHER ASSETS	139,354	66,686
EXCESS IN COST OVER NET VALUE IN BOOKS OF SUBSIDIARIES , Net (Note 3)	65,736	55,491
	$ 2,571,654	$ 3,105,479

LIABILITIES

	1999	1998
SHORT TERM LIABILITIES		
Bank loans (note 7)	$ 586,129	$ 556,217
Documents payable (Note 7)	10,233	7,265
Suppliers	287,330	248,678
Related parties, Net (Note 5)	22,028	-
Diverse creditors (note 13)	-	319,946
Other accounts payable (Note 15)	80,448	42,780
Taxes and quotas to be paid	38,984	23,109
Total short term liabilities	1,025,152	1,197,995
LONG TERM LIABILITIES		
Bank loans (Note 7)	190,961	300,737
Documents payable (Note 7)	22,651	11,825
Labor related liabilities, net (Note 8)	2,804	1,179
Total long term liabilities	216,416	313,741
SHAREHOLDERS' EQUITY (Note 10)		
CAPITAL STOCK	307,675	306,865
PREMIUM ON SALES OF SHARES	220,937	218,770
ACCUMULATED PROFITS (LOSS)		
Legal funds	25,869	24,678
Repurchase fund of sales	66,614	65,071
Previous fiscal years	642,001	266,544
Current fiscal year	(69,634)	524,541
	664,850	880,834
EXCESS IN RESTATEMENT OF SHAREHOLDERS' EQUITY	125,816	170,052
MINORITY INTEREST	10,808	17,222
	1,330,086	1,593,743
	$ 2,571,654	$ 3,105,479

The attached notes are an integral part of the consolidated financial statements

IBDO

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOMES TO DECEMBER 31 OF 1999 AND 1998

(Thousands of Mexican pesos with purchasing power as of December 31, 1999)

	1999	1998
NET SALES	$ 2,445,629	$ 2,050,126
COST OF SALES	1,410,110	1,197,283
Gross Income	1,035,519	852,843
OPERATING EXPENSES		
Sales	785,242	566,452
Administrative	249,433	177,269
Investigation and Development	9,996	5,997
	1,044,671	749,718
Assets (liabilities) in operation	(9,152)	103,125
INTEGRAL COST (INCOME) OF FINANCING		
Interests, net	158,723	110,409
Fluctuation rate, net	22,491	43,270
Profits for monetary position	(50,141)	(76,117)
	131,073	77,562
OTHER EXPENSES, Net	61,058	38,409
Loss before provisions and extraordinary and special items	(201,283)	(12,846)
PROVISIONS FOR (Note 11)		
Income tax	14,564	38,079
Workers' profit sharing	319	2,638
	14,883	40,717
Losses before extraordinary and special items	(216,166)	(53,563)
EXTRAORDINARY AND SPECIAL ITEMS, Net (Note 15)		
Recovery of taxes	144,557	554,792
Amortization of fiscal losses and others (Notes 11 & 13)	(7,906)	23,312
	136,651	578,104
Consolidated profits (loss) of the year, Net (Note 10)	(79,515)	631,667
Minority (Loss), Net	(9,881)	-
Majority profits (Loss), Net	$ (69,634)	$ 631,667
Basic profits (Loss) per ordinary share (in Mexican pesos)	$ 1.21)	$ (9.11)

The attached notes are an integral part of these consolidated financial statements.

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED VARIABLE STATEMENTS IN THE SHAREHOLDERS' EQUITY
TO DECEMBER 31, 1999 AND 1998
(Thousands of Mexican pesos with purchasing power as of December 31, 1999)

	Capital stock	Premium on issuance of shares	Accumulated Profits (Loss): Legal reserve	Accumulated Profits (Loss): Funds for buyback of shares	Accumulated Profits (Loss): From previous fiscal years	Accumulated Profits (Loss): For the fiscal year	Excess in restatement of shareholders' equity	Minority interest	Total
BALANCES TO DECEMBER 31, 1997 (Note 10)	$ 307,817	$ 218,770	$ 20,410	$ 73,060	$ 188,961	$ 81,851	$ 207,760	$ -	$ 1,098,629
Transfer of net profit	-	-	-	-	81,851	(81,851)	-	-	-
Increase in legal funds	-	-	4,268	-	(4,268)	-	-	-	-
Net profit of the year	-	-	-	-	-	524,541	-	-	524,541
Results on non-monetary assets	-	-	-	-	-	-	(36,014)	-	(36,014)
Effects in the conversion of foreign entities	-	-	-	-	-	-	(1,694)	-	(1,694)
Replacement of shares, Net	(952)	-	-	(7,989)	-	-	-	-	(8,941)
Minority interest	-	-	-	-	-		-	17,222	17,222
BLANCES TO DECEMBER 31, 1998 (Note 10)	306,865	218,770	24,678	65,071	266,544	524,541	170,052	17,222	1,593,743
Transfer of net profit	-	-	-	-	524,541	(524,541)	-	-	-
Increase on legal funds	-	-	1,191	-	(1,191)	-	-	-	-
Dividends paid	-	-	-	-	(147,893)	-	-	-	(147,893)
Net loss of the year	-	-	-	-	-	(69,634)	-	-	(69,634)
Results on non-monetary assets	-	-	-	-	-	-	(23,551)	-	(23,551)
Effects in the conversion of foreign entities	-	-	-	-	-	-	(20,685)	-	(20,685)
Replacement of shares, Net	810	2,167	-	1,543	-	-	-	-	4,520
Minority interest	-	-	-	-	-	-	-	(6,414)	(6,414)
BALANCES TO DECEMBER 31, 1999 (Note 10)	$ 307,675	$ 220,937	$ 25,869	$ 66,614	$ 642,001	$ (69,634)	$ 125,816	$ 10,808	$ 1,330,086

The attached notes are an integral part of the consolidated financial statements

BDO

JUGOS DEL VALLE, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN THE FINANCIAL SITUATION
TO DECEMBER 31, 1999 AND 1998
(Thousands of Mexican pesos with purchasing power as of December 31, 1999)

	1999	1998
OPERATION		
Losses before extraordinary and special items	$ (216,166)	$ (53,563)
Items applied to results that didn't require (generate) the use of funds:		
Depreciation and amortization	88,718	59,856
	(127,448)	6,293
Net variation in accounts receivable, inventories, accounts payable and others	249,299	(123,852)
Funds generated in the operation before extraordinary and special items	121,851	(117,559)
Extraordinary items - receivable taxes from previous fiscal years (Note 13)	387,253	183,133
Funds generated by operation	509,104	65,574
FINANCING:		
Bank loans, net	(79,864)	313,715
Documents payable	13,794	(6,524)
Dividends paid	(147,893)	-
Premium on issuance of shares, net	4,520	(8,942)
Minority interest	-	17,222
Funds (used) generated in financing activities	(209,443)	313,471
INVESTMENT:		
Property plant, and equipment, net	205,889	319,831
Other assets	92,443	38,410
Funds used in investment activities	298,332	358,241
CASH AND TEMPORARY INVESTMENTS:		
Increase of the year	1,329	20,804
Balance at the beginning of the year	33,927	13,123
Balance at the end of the year	$ 35,256	$ 33,927

The attached notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 1999 AND 1998

(Thousands of Mexican pesos with purchasing power as of December 31, 1999.)

NOTE 1. INCORPORATION AND LINE OF BUSINESS OF COMPANIES

Jugos del Valle, S.A. de C.V., is a Mexican company incorporated on April 20, 1978. Its main activities and main sources of revenue are the production, bottling, trade, distribution and marketing of fruit juices, nectars and beverages, and distribution and sales of third-party products, which is the principal source of its income.
The Consolidated Financial Statements include the Financial Statements of Jugos del Valle, S.A. de C.V., and those of the following Subsidiaries, in which it holds nearly 100% of shares:

Company	Stake	Activity
Industrias Alimenticias de Zacatecas, S.A. de C.V.	99.99%	Production and sale of fruit juices and nectars.
Comercializadora Val Vita, S.A. de C.V.	99.99%	Production and sale of tomato-based products.
Asesores y Promotores de Mercados, S.A. de C.V.	99.99%	Product distribution and sales services.
Jugos del Valle USA, Inc. and Subsidiary (a)	99.99%	Trade of fruit juices and nectars.
Holdinbras Participações (Sucos de Valle do Brazil), LTDA (b)	99.99%	Production and trade of fruit juices and nectars.
Promotora del Valle Guajardo, S.A. de C.V. and Subsidiary (c)	90.00%	Production, sale and distribution of carbonated soft drinks.
Inmobiliaria Juvasa, S.A. de C.V.	98.00%	No operations to date.
Food and Packing Consulting Center S.A. de C.V.	99.99%	No operations to date.
Jugos del Valle España, S.L. (d)	99.00%	Trade of fruit juices and nectars.

a) Jugos del Valle USA, Inc., is a US corporation, wholly owned by Jugos del Valle, S.A. de C.V., and incorporated on December 12, 1996, in San Antonio, Texas, USA. It entered operations on January 2, 1997. Its main activity is the importation and distribution of del Valle products in the United States. Its subsidiary Company, FDI Corporation, is located in San Juan, Puerto Rico, and its main lines of business are the production of fruit beverages and the trade of del Valle juices and nectars.

b) Sucos del Valle do Brasil, LTDA, was incorporated on April 22, 1997, in the City of São Paulo, State of São Paulo, Brazil. It entered operations in September 1997. Its main line of business is the import, export, marketing, production and distribution of food products.

c) Promotora del Valle Guajardo, S.A. de C.V., was incorporated on December 4, 1998. It entered operations on January 4, 1999. Its purpose was to acquire the soft-drink company Grupo Básico, a going concern which numbers brand names such as Barrilitos and del Valle among its assets, and owns three production plants in Mexico: in Mexico City, in Monterrey and in San Luis Potosí. The objective of the operation was to complement the Company's export business and to obtain the means and initial critical mass which would allow the Company to service the potential soft- and fruit-drink demand in the lower socioeconomic segments.

As of December 31, 1999 and 1998, the investment of Promotora del Valle Guajardo, S.A. de C.V., in the capital stock of its Subsidiaries stood as follows:

• Grupo Embotellador Guajardo del Valle, S.A. de C.V.	99.99%
• Arrendadora del Valle Guajardo, S.A. de C.V.	99.99%
• Embotelladora América, S.A. de C.V. (Cf. Note 14).	99.99%
• Impulsora Nacional del Norte, S.A. de C.V.	99.99%

d) Jugos del Valle España, S.L., was incorporated on January 12, 2000, in Madrid, Spain. It will begin operations in May 2000. Its main activity is the import, export, marketing, sale and distribution of food products.

NOTE 2. BASIS FOR THE CONSOLIDATION

The accompanying Consolidated Financial Statements include the accounts of Jugos del Valle, S.A. de C.V. and Subsidiaries, listed in Note 1, as of December 31, 1999 and 1998. All inter-company balances and transactions have been eliminated.

NOTE 3 PRINCIPAL ACCOUNTING POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to December 31, 1999, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

b) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of December 31, 1999.

1.- The Companies Jugos del Valle USA, Inc. and Subsidiary, located in USA and Puerto Rico, whose operations are an integral part of Jugos del Valle S.A. de C.V., were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- The Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

c) Inventories

- Inventories are valued at reposition costs and should not exceed its net realization value, except for the sugar inventories that are valued at preferential prices as stated in the established agreements (Note 4)

- Sales cost are valued in constant pesos using the reposition cost as a base.

d) Property, Plant, and Equipment

These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

e) Installation, Deferred, Patent and Trademark Expenses-

- Recorded at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

f) Investment in Subsidiaries-

- The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

g) Temporary Investments-

- Valued at acquisition cost plus the accrued yield, which does not exceed market value.

h) Basic Profits (Loss) per Ordinary Share-

- The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the years ending on December 31, 1999 and 1998.

i) Labor Liabilities-

- Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

- Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

j) Income Tax and Workers' Profit-Sharing-

- The provisions for income tax and workers' profit sharing are recognized in the results of the current year, and adjusted to the effects of temporary items that are recognized fiscally in different years than those of the accounting recognition, of a non recurring nature and its reversion shall be effective in a defined period. As of 1999, the tax on assets that exceeds the income tax is recognized in assets as a recoverable tax.

k) Transactions and Valuations of Balances in Foreign Currencies-

-Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

m) Reserve for the Repurchase of Common Shares-

- In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

m) Use of Estimates-

- The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

NOTE 4 INVENTORIES

As of December 31, 1999 and 1998, this rubric is integrated as follows:

	1999	1998
Raw material (1)	$ 183,018	$ 210,218
Finished goods	115,369	150,513
Spare parts	37,577	30,681
	335,964	391,412
Less — Allowance for obsolete inventories	(827)	(929)
	335,137	390,483
Merchandise in transit	25,397	32,538
Advanced payments to suppliers	825	6,164
	361,359	429,185

(1) In 1997 and 1998, the Company signed contracts for its sugar supply which permitted the Company to insure the requirements of 100% for 1998 and 40% for 1999 of this raw material.

NOTE 5 ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a) As of December 31, 1999 and 1998, the balances with related parties were:

	1999	1998
Accounts receivable:		
Holdinmex, S.A. de C.V.	$ 8,771	$ 28,929
Others	10	1,260
	8,781	30,189
Accounts payable:		
Imagen Mexicana, S.A. de C.V.	(28,732)	(209)
Fletes Avella, S.A. de C.V.	(476)	(9)
Others	(1,601)	-
	(30,809)	(218)
Net (receivable) payable	$ (22,028)	$ 29,971

During the years ended December 31, 1999 and 1998, there were the following operations (at historical values) with related parties:

	1999	1998
Income from:		
Product sales	$ 65	$ 135
Interest charged	2,911	4,895
Others	597	1,735
	$ 3,573	$ 6,765
Expenses for services received	$ 54,116	$ 54,473

NOTE 6 PROPERTIES, PLANT AND EQUIPMENT

As of December 31, 1999 and 1998, this rubric is integrated as follows:

	1999	1998
Machinery and equipment	$ 1,278,111	$ 1,040,090
Transportation equipment	148,672	146,615
Building and constructions	89,207	65,280
Office furniture and equipment	42,378	20,377

Computer equipment	100,083	89,111
Tools	7,461	6,861
Leasehold improvements	97,549	92,610
	1,763,461	1,460,944
Accumulated depreciation	(459,760)	(399,991)
	1,303,701	1,060,953
Land	15,881	19,169
Investments in progress	94,198	214,411
	$ 1,413,780	$ 1,294,533

Depreciation charged to expenses for the year ended December 31, 1999 was $70,036, and $52,143 in 1998.

The land and part of the building which Jugos del Valle, S.A. de C.V., occupies in Tepotzotlán, State of Mexico, belong to a Related Party, with whom the Company signed a rental agreement at market value, effective July 1, 1998, through June 30, 2013. By mutual agreement, rental increases are agreed upon every six months. The corresponding charges to income for 1999 and 1998 in historical pesos amounted to $11,755 and $9,305 respectively.

NOTE 7 BANK LOANS AND NOTES PAYABLE

	1999	1998
Jugos del Valle, S.A. de C.V.		
Unsecured loans:		
Banco Nacional de México, S.A.	$ 57,000	$ 78,624
Banco Bilbao Vizcaya, S.A.	35,000	56,160
Bancomer, S.A.	16,900	11,232
Banca Serfín, S.A.	25,000	44,928
Banco del Bajío, S.A.	53,000	56,160
Banco Internacional, S.A.	70,000	16,848
Rabobank Nederland	63,798	55,402
Comerica Bank México, S.A.	50,000	-
Banca Mifel, S.A.	50,000	33,696
Citibank México, S.A.	23,000	8,986
Dresdner Bank México, S.A.	-	56,160
ABN AMOR Bankd México, S.A.	-	42,682
Simple long-term loans:		
Banco Nacional de México, S.A. (1)	$ 119,028	$ 156,972
Citibank México, S.A. (2)	31,405	45,714
Banca Quadrum, S.A. (3)	17,619	17,971
Banco Nacional de México, S.A.	-	6,508
IXE Banco, S.A. (3)	58,667	82,368
Rabobank Nederland (3)	31,741	55,402
Rabobank International (3)	10,677	-
PNC Bank, N.A.	3,640	8,000
Financial leases (5):		
Arrendadora Citibank, S.A. de C.V.	$ 4,052	$ 18,956
Arrendadora Mifel, S.A. de C.V.	8,200	1,071
Senior secured:		
Banco Nacional de México, S.A.	-	169
Jugos del Valle USA, Inc.		
Financial leases G.E. Capital	1,932	2,945

	1999	1998
Sucos del Valle do Brasil, LTDA		
Unsecured loans:		
Rabobank International, S.A. (8)	25,043	-
Citibank, S.A.	8,994	-
Banco Bilbao Vizcaya	4,611	-
Safra, S.A.	3,019	-
Sudameris Do Brasil	4,764	-
Total bank loans	777,090	856,954
Less- Short-term maturities	(586,129)	(556,217)
Long-term debt on bank loans	$ 190,961	$ 300,737
Notes payable: Combibloc, Inc. (5)		
Short term	$ 10,233	$ 7,265
Long term	3,918	11,825
Other long term notes payable	18,733	-
	$ 32,884	$ 19,090

All of the Company's financial liabilities, whether peso- or foreign-denominated, accrue interest at floating rates

(1) **Banco Nacional de México, S.A.**

On June 10, 1997, the Company obtained a simple loan from Banco Nacional de México, S.A., for US$15 million. The loan was meant to pay off short- and long-term liabilities obtained as working capital support and for the purchase of machinery and equipment.

The loan is payable in 36 quarterly payments of US$416 each, starting on September 12, 1998, and concluding on June 12, 2007, at a rate of LIBOR + 3.35 points.

(2) **Citibank México, S.A.**

The loan from Citibank México, S.A. was signed in May 1997; it is payable in 35 equal and consecutive monthly payments of $715, starting June 26, 1997, and a single payment of $29,975 on March 3, 2000. This loan has been paid off.

(3) **The following simple long-term loans have also been obtained:**

ñ The loan from Banca Quadrum S.A. is payable in 42 installments and matures in December 2002.

ñ On August 21, 1998, a simple credit for $80,000, payable in 60 monthly installments, with final payment due on July 30, 2003, was obtained from Ixe Banco, S.A.

ñ Rabobank Nederland:

On September 30, 1998, a simple credit for US$5 million was obtained from Rabobank Nederland, payable in six semi-annual installments of US$833 starting March 30, 1999, with final payment due on September 30, 2001. The interest rate is LIBOR plus 2.25 points.

ñ Rabobank Internacional:

On September 28, 1999, a credit for USD $1,245 was obtained from Rabobank Internacional, payable in 10 semi-annual installment of USD $125 starting November 18, 1999, with final payment due on May 18, 2004. The interest rate is LIBOR plus 0.5 points.

(4) **Restrictive clauses of credit contracts**

During 1999, Jugos del Valle, S.A. de C.V., failed to comply with certain restrictive clauses set out in the simple, long-term credit contracts mentioned in Points 1 and 3, above, such as meeting certain financial ratios. This might result in the debt being called prematurely. The Company is currently negotiating the long-term consolidation of a substantial part of its debt.

(5) **Financial leases**

The Company entered into several financial leasing agreements for the acquisition of machinery and transportation equipment. These are payable in thirty-six monthly installments. The purchased equipment was pledged as guarantee for the agreements.

(6) **Combibloc, Inc.**

On January 12, 1996, the Company entered into an agreement with Combiblock, Inc., for the purchase, with ownership reserve, of three filling machines. The term of the agreement is for five years, with payment of the first machine initiating in August 1996, then to continue in yearly payments starting in January, July and August 1997, respectively. The principal of the loan, in thousands of US dollars, is US$3,432, payable in US dollars and without interest. As of December 31, 1999, the outstanding balance amounted to US$1,486.

(7) **Rabobank International, S.A.**

During January, March and November of 1999, Sucos del Valle Do Brasil, LTDA obtained an unsecured loan from Rabobank Internacional, S.A. for USD$ 2,630, to be used for financing foreign machinery and equipment. Payments were due in February, April and July of 2000 for USD 789, USD 1,258 and USD 583 respectively, at an interest rate of LIBOR plus 3.5 points. These loans were guaranteed Jugos del Valle, S.A. de C.V., and were liquidated on the dates mentioned.

NOTE 8- LABOR LIABILITIES AND VOLUNTARY RETIREMENT PLAN

The Company has a voluntary retirement plan, applicable only to its unionized workers of the Tepozotlán facilities (State of Mexico), in accordance with Clause 61 of the Collective Work Agreement.

The seniority-premium plan covers all Company personnel. As of December 31, 1999 and 1998, the Company had established reserves to cover the payment of seniority premiums and the voluntary retirement plan. These were determined by independent experts through actuarial studies, by applying the projected-unitary-cost method.

As of December 31, 1999, the current values of these obligations and the rates used in calculating them were as follows:

	Seniority premium	Voluntary retirement plan	Total
As of December 31, 1999:			
Obligations for current benefits	$ 4,655	$ 2,368	$ 7,023
Obligations for projected benefits	$ 6,768	$ 4,601	$ 11,369
Assets of the plan	(1,839)	-	(1,839)
Transition (liability) assets, not amortized	(1,679)	(1,215)	(2,894)
Variations due to assumptions and adjustments from experience	(2,080)	(1,752)	(3,832)
Projected liabilities, net	$ 1,170	$ 1,634	$ 2,804
Net cost for the period	$ 2,004	$ 552	$ 2,556

	Seniority premium	Voluntary retirement plan	Total
Contribution to the Fund	$ 626	$ -	$ 626
Amortization period of transitory obligation (yrs)	18.86	18.71	

The most important assumptions used in the determination of the net cost of the period of the plan are the following:

	Yearly rates
Discount rate used to reflect the current value of obligations.	5.50%
Rate of increase in future wage levels	1.50%

NOTE 9- COMMITMENTS AND CONTINGENCIES

As of December 31, 1999, the Company had the following commitments:

1) Jugos del Valle, S.A. de C.V. serves as guarantor to its subsidiary Company, Holdinmex S.A. de C.V. for the following credit granted by Citibank Mexico, S.A. de C.V.

	Currency	Due date	Amount	
Unsecured loans	USD	April 28, 2000	USD$	1,700
Unsecured loans (1)	USD	March 30, 2000	USD$	2,792

(1)This credit was paid by Holdinmex, S.A. de C.V. on its maturity date.

2) As of December 31, 1999, the Company had entered into a forward contract with Citibank México, S.A. de C.V., for US$10,8 million, which was executed on April 19, 1999, and covers the Company from a foreign-exchange rate of $11.00/US$1.00. The date of liquidation of the contract is March 31, 2000, which was paid on the date indicated and which caused a loss of $18,576.

3) There is a contingent liability arising from other labor obligations mentioned in Paragraph 2 of Note 3j.

NOTE 10- SHAREHOLDERS' EQUITY

a) Capital stock

As of December 31, 1999 and 1998, the capital stock of Jugos del Valle, S.A. de C.V., was variable, with a fixed minimum with no withdrawal rights of $58,222 (historical value), represented by 58,835,709 common nominative Class I, Series B shares with no par value, all fully subscribed to, paid for, clear and freely subscribed.

Variable capital stock will be unlimited, with withdrawal rights, and is represented by Class II ordinary nominative shares with no par value.

As of December 31, 1999, the capital stock of Jugos del Valle, S.A. de C.V., consisted of:

	Shares	Amount
Outstanding shares:		
Authorized capital stock	58,835,709	$ 58,222
Treasury shares	(1,150,000	(1,138)
Capital stock outstanding at year's end	57,685,709	57,084
Increase from restatement expressed in constant pesos With purchasing power as of December 31, 2000		250,591
Total capital stock		$ 307,675

During the period January to December, 1999, the Company repurchased 709,000 of its shares, and placed 1,389,000 shares back on the market. As of December 31, 1999, the Company held 1,150,000 shares in Treasury, which represented a $1,138 decrease (historical value) in Capital stock.

The changes in the numbers of shares outstanding stood as follows:

	1999	1998
Shares outstanding at the beginning of the year	57,005,709	57,814,709
Shares bought back	(709,000)	(1,466,000)
Shares resold	1,389,000	657,000
Shares outstanding at year's end	57,685,709	57,005,709

At a General Ordinary Meeting of Shareholders held on April 30, 1998, Shareholders agreed to create a fund for the sale of Company shares and its subsidiaries to its officers. As of the date of these Financial Statements, there has been no movement on this issue.

b) Retained Earnings:

Under Mexico's current Income Tax Law, entities with dividends, charged to the net fiscal profit account as of December 31, 1998 are responsible for withholding income tax at the rate of 5%, multiplied by a factor of 1.515 and after this date the factor will be 1.5385. Dividends paid, but not out of the net fiscal profit account *(CUFIN)* or Net Fiscal Profit Reinvestment account *(CUNIFRE)*, will be subject to payment of income tax at a rate of 35% multiplied by a factor of 1.5385. In case of a reduction in capital, the excess of Shareholders´ equity over the restated contributions will be treated as a dividend, in accordance with Mexico's current Income Tax Law.

In accordance with Mexico's current Law on Mercantile Societies, the 5% from retained earnings must be set aside until the legal reserve constitutes 20% of the Company's capital stock shown in the Financial Statements.

At a General Ordinary Meeting of Shareholders held on December 23, 1998, it was agreed to delegate to the Board of Directors of the Company the broadest power to declare the payment, amount, terms, date and other conditions related to a dividend, whose maximum amount could be up to the total in the retained earnings account pending distribution on December 31, 1998.

On January 27, 1999, at a meeting of the Board of Directors of the company, it was agreed among other things to pay a cash dividend of $135,000 ($147,893 restated value) as of February 8, 1999, upon presentation of outstanding shares.

c) Shareholders´ Equity

As of December 31, 1999 and 1998, Shareholders´ equity, at historical values and restated complement, was as follows:

	1999	1998
Capital stock	$ 57,084	$ 56,408
Premium on issuance of shares	73,774	71,607
Legal reserve	11,282	10,159
Reserve for buyback of shares	19,461	18,052
Retained earnings	380,725	586,482
Restatement of Shareholders´ equity (1)	651,136	663,761
Excess in restatement of Shareholders´ equity	125,816	170,052
Minority interest	10,808	17,222
	$ 1,330,086	$ 1,593,743

(1). As of December 31, 1999 and 1998, the restated Shareholders´ equity account stood as follows:

	1999	1998
Capital stock	$ 250,591	$ 250,457
Premium on issuance of shares	147,163	147,163
Legal reserve	14,587	14,519
Reserve for buyback of shares	47,153	47,019
Retained earnings	191,642	204,603
	$ 651,136	$ 663,761

NOTE 11. INCOME TAX (IT), TAX ON ASSETS (TA), AND WORKERS' PROFIT SHARING (WPS)

The income shown in the Financial Statements differs from tax results due mainly to the effect of permanent differences in items included in the Income Statements in order to reflect the effects of inflation; and to non-significant timing differences affecting financial and tax results over several fiscal years.

Under Mexico's current Tax Laws, Companies must pay the higher of IT and TA. Both taxes recognize the effects of inflation, albeit differently from Mexican Generally Accepted Accounting Principles. Mexico's current Tax on Assets Law establishes a tax rate of 1.8% on restated assets, inventories, properties, plants and equipment, minus certain liabilities.

As of 1999, the income tax rates increased from 34% to 35%, with the obligation to pay 30% income tax each year (transitorily 32% in 1999) and the rest at the moment of distribution of profits.

Tax on Assets corresponds to the amount refundable that has been paid in excess of the Income Tax incurred by the Company, it can request the return of said tax in the proportion of income tax for any of the next 10 fiscal years. Due to the fact that the tax on assets surpassed the income tax for 1999, and the assurance the Company has of its return, this tax, in the amount of $7, 922 (net income tax) is recognized in assets as a tax to be returned.

For the year ended December 31, 1999, Jugos del Valle, S.A. de C.V. and Subsidiaries, generated a fiscal profit at historical value of $ 17,029.

As of December 31, 1999, Jugos del Valle, S.A. de C.V., and Subsidiaries had accumulated tax-loss carry-forwards amounting to $70,256 (fiscally restated), because of which it is now recognized as an asset for deferred Income Tax, which may be amortized against taxable earnings obtained over the ten fiscal years following their generation:

Year of Origin	Tax on assets Historical	Tax on assets Restated	Expiration Year
1992	$ 778	$ 2,684	2002
1994	104	307	2004
1995	405	853	2005
1996	196	314	2006
1997	7,486	10,045	2007
1998	6,512	7,572	2008
1999	48,481	48,481	2009
	$ 63,962	$ 70,256	

As of December 31, 1999, the Company has accumulated tax on assets for $27,695 (fiscally restated):

Year of Origin	Tax on assets Historical	Tax on assets Restated	Expiration Year
1991	$ 68	$ 274	2001
1993	386	1,221	2003
1994	594	1,756	2004
1995	661	1,419	2005
1996	966	1,573	2006
1997	9,214	12,473	2007
1998	901	1,057	2008
1999	7,922	7,922	2009
	$ 20,712	$ 27,695	

The WPS is determined in general terms over the same basis than the income tax, but without recognizing the inflation effects.

NOTE 12. POSITION IN FOREIGN CURRENCY

The following information is expressed in thousands of US dollars, as this is the Company's chief foreign currency.

As of December 31, 1999 and 1998, the Company held the following position in US dollars:

	1999	1998
Current assets	US$ 15,812	US$ 22,837
Liabilities:		
Current	(27,985)	(18,543)
Long-term	(16,057)	(17,555)
	(44,042)	(36,098)
Net liability	US$ (28,230)	US$ (13,261)

The foreign-exchange rates as of December 31, 1999 and 1998, stood at $9.5222/US$1.00, and $9.8650/US$1.00, respectively. As of April 3, 2000, date of issue of these Consolidated Financial Statements, the foreign-exchange rate stood at $9.2761/US$1.00.

As of December 31, 1999 and 1998, the position in non-monetary assets, the replacement value of which is determined in foreign currency, was as follows:

	1999	1998
Machinery and equipment	US$ 58,082	US$ 44,920
Investments in progress	3,710	3,547
Inventories	7,113	11,024
	US$ 68,905	US$ 59,491

As of December 31, 1999, the Company had entered into a forward contract with Citibank México, S.A. de C.V., for US$10,800, which was executed on April 19, 1999, and covers the Company from a foreign-exchange rate of $11.00/US$1.00. The date of liquidation of the contract is March 31, 2000.

During 1999 and 1998, the Company carried out the following transactions in thousands of US dollars:

Balance		1999		1998
Expenditures:				
Raw-material imports	US$	16,674	US$	14,639
Machinery and equipment		1,017		810
Others		5,469		4,402
		23,160		19,851
Income:				
Merchandise exports		36,866		23,237
Surplus balance	US$	13,706	US$	3,386

The following is a condensed presentation of information from the main captions of the Consolidated Balance Sheets and Statements of Income of the Subsidiaries abroad, as of December 31, 1999 and 1998.

		1999		1998
Assets	US$	39,564	US$	26,618
Liabilities		38,892		21,875
Shareholders' Equity		672		4,743
Net sales		31,392		20,711
Cost of sales		26,527		17,411

NOTE 13- EXTRAORDINARY AND SPECIAL ITEMS

As of December 31, 1999 and 1998, the extraordinary and special items were integrated as follows:

		1999		1998
Recovery of taxes from previous fiscal years				
Jugos del Valle, S.A. de C.V.				
Recovery of special production tax (a)	$	124,992	$	-
From fiscal year 1995 (b).		10,592		68,662
From fiscal year 1989 (c).		-		124,510
From fiscal year 1990 to 1994 (c).		14,302		371,659
Industrias Alimenticias de Zacatecas, S.A. de C.V.		(5,456)		(10,790)
Asesores y Promotores de Mercado, S.A. de C.V.		127		230
		-		521
	$	144,55	$	554,792
Other items				
Jugos del Valle, S.A. de C.V.	$	(6,008)	$	-
Extraordinary indemnizations (e):				
Asesores y Promotores de Mercados, S.A. de C.V.		(1,898)		-
Amortization of fiscal losses:				
Jugos del Valle, S.A. de C.V.				23,187
Asesores y Promotores de Mercados S.A. de C.V.		-		125
	$		$	23,312

a) On May 16, 1999 (ratified March 31, 2000), Jugos del Valle, S.A. de C.V., received a judgment in its favor regarding refund of the Special Tax on Production and Services (IESPyS) unduly paid, corresponding to the period from January to November 1990 for $ 20,625. ($ 124,992 net restated value).

From the information mentioned in the aforementioned paragraph, Jugos del Valle, S.A. de C.V. has recorded in its balance sheets tax recoverable of $124,992 of IESPyS.

b) During 1998, Mexico's Supreme Court upheld on appeal Jugos del Valle, S.A. de C.V., judgment on the unconstitutionality of the "Decree to Reform and Add Various Provisions to the Law on Value-Added Tax", which was in force during the fiscal year 1995, The court ordered that that juices and nectars be treated as food products, and therefore exempt from Value-Added Tax. This resulted in the recovery of $10,007 ($10,592 restated value) in Value-Added Tax in 1999, and $61,131 ($68,662 restated value) in 1998.

c) During 1998, Mexico's Supreme Court of Justice issued an injunction against the Mexican Federal government and in favor of Jugos del Valle, S.A. de C.V. regarding refund of the Value Added Tax unduly paid, corresponding to the fiscal year 1989 for $110,853 ($124,510 restated value) and the net amount of $330,893 ($371,659 restated value) from 1990 to 1994. This amount was refunded by the corresponding authorities in October 1998 and January 1999.

From the information mentioned in the aforementioned paragraph, Jugos del Valle, S.A. de C.V. has recorded in its balance sheets tax recoverable Added Value Tax of $619,248 ($695,539 restated value) net for the payment of income tax and in diverse payments a workers' fund payable for $284,852 ($319,946 restated value).

d) During 1997, Industrias Alimenticias de Zacatecas, S.A. de C.V. requested the return of payments made as income tax corresponding to the years of 1991, 1992, 1993, and 1994, and receiving the return of a net amount of $8,518. However, in 1998, the Company's administration decided to return to the SHCP these taxes because they considered them unrighteous. This originated an extraordinary payment of $9,607 ($10,790 restated value).

During 1999, Industrias Alimenticias de Zacatecas S.A. de C.V. made extraordinary payments for fines and moratory fees derived from benefits of PROAFIS which were incorrectly applied during the fiscal years corresponding from 1994 to 1997 in the amount of $5,336 ($5,456 restated value).

e) During 1999, Asesores y Promotores de Mercado S.A. de C.V. incurred in extraordinary indemnization payments derived from their structural reorganization in the amount of $1,898.

NOTE 14- SUBSEQUENT EVENT

Judgement in Favor of Jugos del Valle S.A. de C.V.

During 1999, Mexico's Supreme Court of Justice issued an injunction against the Mexican Federal government and in favor of Jugos del Valle, S.A. de C.V., declaring unconstitutional Article 2-A, section I, clause b), number 1 of Mexico's Value-Added Tax Law as violating the guarantee of tax equality. As a result of this, Jugos del Valle, S.A. de C.V. acquired in principle the right to recover all amounts paid as Value-Added Tax since 1996.

The aforementioned amounts in historic values represent approximately $644,506. However, to this date we do not have an answer from the corresponding authorities to the promotions presented by the Company, we are not sure of the definite amounts and dates.

b) Sucos del Valle Do Brazil, LTDA (Subsidiary)

Sucos del Valle Do Brazil, LTDA obtained a credit in reales from the Banco Nacional de Desenvolvimiento Económico Social - BNDES in the amount of R$13,373,000 (US$7,463,471) for the construction of an industrial unit located in the city of Americana for the production of juices as well as for the payment of machinery and national equipment within the criteria of FINAME. An annual interest of 5% will be added to this credit as a spread of TILP (long term interest rate). The amortization term is of 6 years in 60 monthly quotas. The first one

will mature on the 15th of February of 2001, and the last one on January 15, 2006. This operation will be guaranteed by the mortgage on the land, machinery and equipment, and the building of the industrial plant located in the city of Americana, Brazil. As of March 31, 2000, the Company had reserves of R$12,072,111 for this operation.

NOTE 15 - NEW ACOUNTING PRINCIPLE

The Mexican Institute of Public Accountants issued in May, 1999 the new Bulletin D-4 "Accounting Treatment for income tax, tax on assets, and workers' profit sharing", which is mandatory for the fiscal year starting on January 1st, 2000. Although it was recommended to apply it with anticipation, the Company opted not to do it.

This Bulletin includes accounting dispositions to recognize the taxes caused by the fiscal year for income tax, tax on assets, and workers' profit sharing, as well as for the deferred effects derived from operations and other economic events recognized in the financial statements in different periods when these are considered in the Company's fiscal year statements. The deferred effects of income tax are determined by comparing the accounting and fiscal values of the Company's assets and liabilities, which determine temporary differences, for the deferred effects of the workers' profit sharing, the temporary differences are determined based on the conciliation between the net accountable profit of the fiscal year and the taxable income. The corresponding rate is applied to these temporary items and the assets and liabilities of deferred taxes are determined; in the case of assets of deferred taxes, these will be recognized only when there is a high probability of recovery.

The Company adopted the new Bulletin in January 1, 2000 in accordance with the dispositions whose principal effects will be estimated on December 31, 1999 is a net accumulated amount of deferred income tax for approximately $232,198, which will be recognized as a non circulating net liability, and will be charged to the account "accumulated effect of income tax" of the countable capital, without affecting the results of the fiscal year nor modifying the amounts informed from previous years.

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
FOURTH QUARTER 2001

GENERAL DIRECTOR'S REPORT (1)

(General Director's view and analysis of the Financial Situation and Results of the Company's Operation)

ANNEX 1

The consolidated accumulated sales volume of Jugos del Valle at the closing of 2001 continues showing significant growth. The volume of 96.4 million unit boxes represented a growth of 24.3% in respect to 2000.

Sales in the domestic market were 80.1 million unit boxes, representing an increase of 20.6% on invoiced volume in respect to the same quarter of the previous year, highlighting the growth of juices and nectars segments, and the carbonated drinks division which was of 25.4% and 28.5% respectively.

Regarding exports, the growth in sales was of 46.7% in respect to the previous year, it is important to highlight the growth of 91.5% of the Brazilian sales, and the exports to Venezuela of 111.5%.

Domestic net income increased 13.1% in respect to last year, highlighting the growth of 25.7% of juices and nectars and 34.4% of the carbonated drinks division.

Net income in the international market grew 20.8%, highlighting the growth of 53.1% of sales in Brazil in respect to the income of 2000. In terms of dollars, the growth of this area was 26.1%. The income in Brazilian Reales increased 94.9% over the same period of the previous year.

The participation of new products in the total income obtained during the year was of 15.9%, while the incomes of the international area represented 16.0% of the Company's total income.

The consolidated gross profit generated by Grupo Valle during the year in the amount of $ 1,666.9 million represents an increase of 21.5%, and the percentage of net sales represents 47.2% of gross margin, showing an increase of 2.8 percentage points, derived from the implemented savings programs such as, the closing of the San Luis Potosí and Puerto Rico plants and the synergies achieved by the Corporate negotiations of the Company's main expenses.

Operating expenses of the fiscal year expressed as the percentage of net sales represented 41.9%, showing a decrease of 2.2 percentage points as a result of the plans implemented for reducing structural and fixed expenses. In real terms, the operating expenses show a growth of 8.5% in respect to 2000, derived from major variable expenses of sales and distribution associated with the growth of invoiced volume of 24.3%, as well as an increase of the investment for publicity and promotion expenses.

In relation to the previous quarter, the operating expenses grew $43.7 million (12.2%), these were totally derived from the major investments in publicity and promotion of our brands, half of this growth corresponds to the Brazil operation.

The Company's accumulated operating results for the period January-December shows a very important change in respect to the previous year, achieving an operating profit of $188.9 million versus $10.1 million for the year 2000, this represents 5.4% in relation to net income, which shows an increase of 5.1 percentage points.

The consolidated UAFIR generated by Grupo Valle during the quarter, in the amount of $331.5 million, shows an increase of $164.6 million (98.6%) to that of the same quarter of the previous year and represents 9.4% over net sales, this shows an increase of 4 percentage points to that obtained in 2000.

The total financing cost of $ 31.2 million represented 0.9% on net sales versus 3.1% of the previous year, representing a reduction of $65.8 million in real terms, due mainly to the decrease interest expenses derived from the payment of bank liabilities and interest rates, as well as to the stock exchange investments.

During the January-December 2001 period, the Company has incurred in a series of non recurring extraordinary expenses derived from its restructuring processes (integration of new businesses, the beneficial use of operating synergies, restructuring of the bank loans, etc.), shown in the items of other expenses (other financial operations) that affect the quarter's net results. These actions gave continuity to the corporate restructuring process and the elimination of non profitable operations, thus initiating 2002 with a reduced structure in operating expenses.

The income tax provisions include an effect of $9.2 million of deferred taxes as a result of the application of Bulletin D-4.

The net result for Discontinued Operations is in the amount of $9.6 million for Provisions for Indemnity payments, due to the closing and transfer of the production of Florida7 to our plant in Tepotzotlán, Estado de Mexico, and the cost of closing the Puerto Rico plant.

Derived from the aforementioned factors, the net results before Extraordinary Items generated a loss of $12.8 million, representing 0.4% over net sales, showing an increase in $222.1 million in real terms versus the loss of the previous year.

An unfavorable Extraordinary Item in the amount of $11.2 million was originated mainly by payments of Workers' Profit Sharing of previous years as well as Indemnity payments due to restructuring processes.

Due to the aforementioned facts, Grupo Valle has an unfavorable Majority Net Result of $21.0 million, representing 0.6% over net sales.

In reference to the Company's financial situation, there are favorable financial indicators versus the closing of 2000. The Company has an accounts receivable policy of 42 days, the rotation of inventory was increased from 4.91 to 5.16, and net sales to fixed assets increased from 2.07 to 2.37 times.

The payment of interests (Ebitda to net interest) in the last twelve months increased from 1.15 to 6 times, and the percentage represented by paid interest in relation to the total cost of liabilities, decreased from 17.86% to 12.94%.

Liquidity increased from 1.18 to 1.53 times, and the Group's bank loans were restructured when these short term liabilities changed from 60% to 45%.

In reference to the fourth quarter, the Group's net income in the amount of $895.0 million showed an increase of 23.0% in respect to the same quarter of the previous year; this percentage was higher than the year's average, of this average, 18.2% corresponds to the growth of the domestic market and 47.0% to the international market, highlighting the growth of 41.2% in the domestic juices and nectars segment and an increase of 88.6% in the Brazilian operations.

The gross profit of 45.2% achieved in the fourth quarter represents an increase of 3.2 percentage points in reference to the same period of the previous year, and shows a growth of 32.2% in real terms.

During this fourth quarter, the Company decided to aggressively support the development of its brands in the domestic market as well as Brazil, increasing its investment of publicity and promotion expenses in the amount of $43.9 million (103%), this amount surpasses the usual expenses. This investment was reflected as a growth operating expenses versus the same quarter of 2000, thus affecting the operating profits.

During this quarter, without considering the effect of extraordinary expenses, the operating result was of $46.9 million and the UAFIR increased to $82.4 million, representing 5.2% and 9.2% over net income respectively.

In conclusion, Grupo Valle has considerably improved the gross margins of its products and continues its reduction and control of fixed expense programs, implementing the operating synergies derived from its recent acquisitions, initiating during this year the consolidation of its new domestic businesses and their positive contribution, which will permit to continue showing sustained growth in the Company's operating profits.

On the other hand, the international operation has also improved its participation in the generation of the Group's operating profits, notwithstanding the general decrease of its profitability margins in the international market, due to the depreciation of the exchange rate. It is important to highlight Brazil's participation because it practically duplicated its invoiced volume in respect to the previous year, generating a healthy business atmosphere, and thus initiating its positive contribution to the Company's operating results.

This new business platform achieved from the consolidation of its recent acquisitions which were initiated this year, will undoubtedly contribute to the Company's profitability and value.

Lic. Roberto Albarrán Campillo
General Director

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Comparability - The most important aspects that affect the comparability of the financial statements are:

- New Bulletin D-4. In May, 1999, the Mexican Institute of Public Accountants issued the new Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4), which came into effect on January 1, 2000, becoming mandatory. In accordance with D-4, the provisions for income tax and workers' profit sharing are recorded in the results for the year in which they are incurred. It also recognizes deferred effects caused by timing differences.

b) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to December 31, 2001, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

c) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of December 31, 2000.

1.- The Companies Jugos del Valle USA, Inc. and subsidiary, located in USA and Jugos del Valle España, S. L., located in the city of Madrid, Spain, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities – At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity – At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures – At the considered exchange rate of the period.

2.- Holdinbras Participacoes, LTDA and its Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities – At the closing exchange rate effective on the date of the general balance.
Equity – At the exchange rate on the date the contributions were made.
Accumulated profits (loss) – At the closing exchange rate of the fiscal year when they were obtained.

d) Inventories and Sales Cost

- Inventories are valued at reposition costs and should not exceed its net realization value.

- Sales cost are valued in constant pesos using the reposition cost as a base.

e) Property, Plant, and Equipment

These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

f) Installation, Deferred, Patent and Trademark Expenses-

- Recorded at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

g) Investment in Subsidiaries-

- The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

h) Temporary Investments-

- Valued at acquisition cost plus the accrued yield, which does not exceed market value.

i) Basic Profits (Loss) per Ordinary Share-

- The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the years ending on December 31, 2001 and 2000.

j) Labor Liabilities-

- Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

- Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

k) Income Tax and Workers' Profit-Sharing-

- As of January 1, 2000, the Company applied the guidelines established in the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit-Sharing," issued by the Mexican Institute of Public Accountants.

l) Transactions and Valuations of Balances in Foreign Currencies-

-Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

m) Reserve for the Repurchase of Common Shares-

- In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

n) Use of Estimates-

- The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

o) Cash-

- Bulletin C-1, "Cash", issued by the Mexican Institute of Public Accountants, will come into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning cash and cash equivalents. The standards set out in Bulletin C-1 were applied in the preparation of the financial statements as of December 31, 2001 and 2000, and correspond to the accounting practices followed by the Company prior to the issuance of the Bulletin.

p) Financial Instruments-

-Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning financial information, applicable to issuers of, or investors in financial instruments. The financial statements as of December 31, 2001 and 2000, follow the guidelines set out in Bulletin C-2; however, the Company has followed the practice of not engaging in operations with speculative instruments.

NOTE 3 STOCK MARKET CREDITS

As of December 31, 2000, the Company did not have any credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

As of December 31, 2001, the Company had the following commitments and contingencies:

1.- Jugos del Valle, S.A. de C.V. is jointly liable for the loans granted to its subsidiary Company, Sucos del Valle Do Brasil, LTDA in the amount of $13,373,000 Reales with the maturity date on January 5, 2006, this credit is for six years, including a grace period of one year at a preferential rate called TJLP, plus a spread of five points.

2.- Jugos del Valle, S.A. de C.V. established a Program for Commercial Europaper on September 12, 2001 in the amount of USD $50 million with maturity dates of 90 to 360 days, having issued to this date a first series of USD $16 million at a maturity date of 181 days.

3.- Grupo Embotellador del Valle, S.A. de C.V. (Subsidiary de Promotora del Valle Guajardo, S.A. de C.V.) has various federal and labor contingencies from fiscal years 1998 and previous years. As of the date of this report, it has not been possible to determine exactly the amount of the aforementioned contingencies nor the time that it will take to finalize all the administrative and judicial instances they are subject to. However, these contingencies have been recognized by the Guajardo family (former owners) and they assume responsibility for payment arising from any demand or lawsuit, according to the agreement signed January 3, 2001. To date no guarantees have been signed, even though, in an informal manner, there exists a guarantee system (agreed upon through various negotiations) between the Guajardo family and the Company.

4.- Florida7, S.A. de C.V. has a commitment to rent a building located at Calzada México - Xochimilco # 288, lasting until December 31, 2001 with monthly rent of US$35,000. It is also obligated to vacate the building on December 31, 2001. If said company fails to do so, it will have to pay a monthly rent of US $105,000 plus value-added tax. By mutual consent, the rent contract was extended until June 30, 2002, with a monthly rent of USD $63,250.

NOTE 5: SHAREHOLDERS´ EQUITY

SHAREHOLDERS' EQUITY	NOMINAL	RESTATED	TOTAL
Equity	57,714	292,968	350,682
Premium on issuance of shares	73,774	177,552	251,326
Retained Earnings (Liabilities)	783,576	292,490	1,076,066
Accumulative Results	772,294	274,345	1,046,639
Legal reserve	11,282	18,145	29,427
	783,576	292,490	1,076,066
Reserve for buyback of shares	22,074	56,544	78,618
Excess in restatement of Shareholders´ equity	14,754	36,361	51,115
Accumulated effect of deferred income tax	(309,971	(43,169)	(353,140)
	(295,217	(6,808)	(302,025)
Fiscal Year Results	(21,879)	858	(21,021)
TOTAL	620,042	813,604	1,433,646
Minority interest	5,879	225	6,104
Consolidated Shareholders' Equity TOTAL	625,921	813,829	1,439,750

NOTE 8: DEFERRED TAXES

The income shown in the financial statements differs from tax results due mainly to the effect of permanent differences in items included in the Income Statements in order to reflect the effects of inflation; and to non-significant timing differences affecting financial and tax results over several fiscal years.

Under Mexico's current Tax Laws, Companies must pay the higher of ISR and IMPAC. Both taxes recognize the effects of inflation, albeit differently from Mexican Generally Accepted Accounting Principles. Mexico's current Tax on Assets Law establishes a tax rate of 1.8% on restated assets, inventories, properties, plants and equipment, minus certain liabilities.

ANNEX 2

a) The determination of deferred income tax was made through the assets and liabilities method, which compares the accounting and tax values of these items. This comparison results in timing differences to which the corresponding tax rates are applied. Deferred Workers´ Profit-Sharing is determined by temporary differences resulting from comparison of the entries in the statement of income with the integration of the taxable base for legal purposes.

Deferred tax on assets corresponds to the amount refundable that has been paid in excess of the income tax incurred. It may be refunded or compensated for according to current legal provisions. This entry decreases the liability for deferred income tax.

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '01	1,105,170	1,116,221	4,949	5,086	5,086	338.462	351.418
Feb. '01	1,105,564	1,115,289	(1,978)	(2,755)	2,331	338.238	351.418
March '01	1,105,145	1,117,525	17,107	17,312	19,642	340.381	351.418
April '01	1,105,145	1,124,267	9,405	10,222	29,865	342.098	351.418
May '01	1,104,950	1,126,504	6,764	7,293	37,157	342.883	351.418
June '01	1,105,592	1,128,913	(7,122)	(7,339)	29,819	343.694	351.418
July '01	1,105,675	1,131,870	(37,518)	(38,720)	(8,901)	342.801	351.418
Aug. '01	1,106,036	1,131,458	(1,448)	(1,676)	(10,577)	344.832	351.418
Sep. '01	1,106,036	1,143,624	16,588	16,749	6,172	348.042	351.418
Oct. '01	1,106,036	1,149,928	(8,854)	(14,086)	(7,914)	349.615	351.418
Nov. '01	1,106,036	1,154,905	8,761	8,773	859	350.932	351.418
Dec. '01	1,106,036	1,154,684	(21,879)	(21,879)	(21,021)	351.418	351.418

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **4** Year: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,115,748**	**100**	**4,313,064**	**100**
2	**CURRENT ASSETS**	**1,383,153**	**44**	**2,523,309**	**59**
3	CASH AND SHORT-TERM INVESTMENTS	340,008	11	37,742	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	480,554	15	415,365	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	180,273	6	1,710,993	40
6	INVENTORIES	360,597	12	349,596	8
7	OTHER CURRENT ASSETS	21,721	1	9,613	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,487,287**	**48**	**1,494,395**	**35**
13	PROPERTY	103,441	3	108,148	3
14	MACHINERY AND INDUSTRIAL	1,464,351	47	1,456,327	34
15	OTHER EQUIPMENT	500,604	16	469,352	11
16	ACCUMULATED DEPRECIATION	648,430	21	605,273	14
17	CONSTRUCTION IN PROGRESS	67,321	2	65,841	2
18	**DEFERRED ASSETS (NET)**	**237,833**	**8**	**287,724**	**7**
19	**OTHER ASSETS**	**7,475**	**0**	**7,636**	**0**
20	**TOTAL LIABILITIES**	**1,675,998**	**100**	**2,820,194**	
21	**CURRENT LIABILITIES**	**906,468**	**54**	**2,139,779**	**76**
22	SUPPLIERS	439,470	26	554,885	20
23	BANK LOANS	348,154	21	526,695	19
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	38,820	2	31,144	1
26	OTHER CURRENT LIABILITIES	80,024	5	1,027,055	36
27	**LONG-TERM LIABILITIES**	**456,811**	**27**	**361,905**	**13**
28	BANK LOANS	421,301	25	349,622	12
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	35,510	2	12,283	0
31	**DEFERRED LOANS**	**312,719**	**19**	**318,510**	**11**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,439,750**		100 **1,492,870**	
34	**MINORITY INTEREST**	**6,104**		**6,691**	
35	**MAJORITY INTEREST**	**1,433,646**	**100**	**1,486,179**	**100**
36	**CONTRIBUTED CAPITAL**	**602,008**	**42**	**601,834**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,714	4	57,545	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	292,968	20	292,963	20
39	PREMIUM ON SALES OF SHARES	251,326	17	251,326	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**831,638**	**58**	**884,345**	**59**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,076,066	75	680,519	46
43	REPURCHASE FUND OF SHARES	78,618	5	77,718	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(302,025)	(21)	(269,438)	(18)
45	NET INCOME FOR THE YEAR	(21,021)	(1)	395,546	26

100

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE   QUARTER: 4   YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**340,008**	**100**	**37,742**	**100**
46	CASH	281,535	83	17,793	47
47	SHORT-TERM INVESTMENTS	58,473	17	19,949	53
18	**DEFERRED ASSETS (NET)**	**237,833**	**100**	**287,724**	
48	AMORTIZED OR REDEEMED EXPENSES	144,929	61	191,739	67
49	GOODWILL	92,474	39	95,515	33
50	DEFERRED TAXES	430	0	470	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**906,468**	**100**	**2,139,779**	
52	FOREING CURRENCY LIABILITIES	431,118	48	455,061	21
53	MEXICAN PESOS LIABILITIES	475,350	52	1,684,718	79
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**80,024**	**100**	**1,027,055**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	80,024	100	1,027,055	100
27	**LONG-TERM LIABILITIES**	**456,811**	**100**	**361,905**	
59	FOREING CURRENCY LIABILITIES	434,955	95	319,246	88
60	MEXICAN PESOS LIABILITIES	21,856	5	42,659	12
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**35,510**	**100**	**12,283**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	35,510	100	12,283	100
31	**DEFERRED LOANS**	**312,719**	**100**	**318,510**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	306,809	98	312,304	98
67	OTHERS	5,910	2	6,206	2
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(302,025)**	**100**	**(269,438)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(33,353)	(11)	(79,901)	(30)
71	INCOME FROM NON-MONETARY POSITION	(268,672)	(89)	(189,537)	(70)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	476,685	383,530
73	PENSIONS FUND AND SENIORITY	1,646	1,694
74	EXECUTIVES (*)	30	24
75	EMPLOYERS (*)	1,815	1,941
76	WORKERS (*)	2,221	2,223
77	CIRCULATION SHARES (*)	58,322,508	58,151,709
78	REPURCHASED SHARES (*)	513,201	684,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,529,128**	**100**	**3,087,705**	**100**
2	COST OF SALES	1,862,253	53	1,715,358	56
3	**GROSS INCOME**	**1,666,875**	**47**	**1,372,347**	**44**
4	OPERATING	1,477,952	42	1,362,290	44
5	**OPERATING**	**188,923**	**5**	**10,057**	**0**
6	TOTAL FINANCING	31,181	1	96,965	3
7	**INCOME AFTER FINANCING COST**	**157,742**	**4**	**(86,908)**	**(3)**
8	OTHER FINANCIAL OPERATIONS	128,631	4	101,502	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**29,111**	**1**	**(188,410)**	**(6)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	32,230	1	(1,386)	0
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(3,119)**	**0**	**(187,024)**	**(6)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	7,200	0
13	**CONSOLIDATED NET INCOME OF**	**(3,119)**	**0**	**(179,824)**	**(6)**
14	INCOME OF DISCONTINUOUS OPERATIONS	9,651	0	55,087	2
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(12,770)**	**0**	**(234,911)**	**(8)**
16	EXTRAORDINARY ITEMS NET EXPENSES	11,233	0	(619,808)	(20)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(24,003)**	**(1)**	**384,897**	**12**
19	NET INCOME OF MINORITY INTEREST	(2,982)		(10,649)	0
20	**NET INCOME OF MAJORITY INTEREST**	**(21,021)**	**(1)**	**395,546**	**13**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED **EARNING STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,529,128**	**100**	**3,087,705**	**100**
21	DOMESTIC	2,963,999	84	2,620,057	85
22	FOREIGN	565,129	16	467,648	15
23	TRANSLATED INTO DOLLARS (***)	58,835	2	46,656	2
6	**TOTAL FINANCING COST**	**31,181**	**100**	**96,965**	**100**
24	INTEREST PAID	99,581	319	156,471	161
25	EXCHANGE LOSSES	9,032	29	31,686	33
26	INTEREST EARNED	44,079	141	11,291	12
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(33,353)	(107)	(79,901)	(82)
8	**OTHER FINANCIAL OPERATIONS**	**128,631**	**100**	**101,502**	**100**
29	OTHER NET EXPENSES (INCOME) NET	128,631	100	101,502	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**32,230**	**100**	**(1,386)**	**100**
32	INCOME TAX	21,440	67	15,040	1,085
33	DEFERED INCOME TAX	9,226	29	(17,720)	(1,278)
34	WORKERS' PROFIT SHARING	1,564	5	1,294	93
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,787,295	4,191,275
37	NET INCOME OF THE YEAR		
38	NET SALES (**)	3,529,128	3,087,705
39	OPERATION INCOME (**)	188,923	10,057
40	NET INCOME OF MAYORITY INTEREST(**)	(21,021)	395,546
41	NET CONSOLIDATED INCOME (**)	(24,003)	384,897

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 4 | YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	(24,003)	384,897
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	143,698	(465,330)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	119,695	(80,433)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	413,921	179,218
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	533,616	98,785
6	CASH FLOW FROM EXTERNAL FINANCING	(104,468)	(9,247)
7	CASH FLOW FROM INTERNAL FINANCING	1,074	2,458
8	**CASH FLOW GENERATED (USED) BY FINANCING**	(103,394)	(6,789)
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	(127,957)	(94,359)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	302,265	(2,363)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	37,743	40,105
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	340,008	37,742

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 4 | YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**143,698**	**(465,330)**
13	DEPRECIATION AND AMORTIZATION FOR THE	142,738	156,884
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	11,866
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	960	(634,080)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**413,921**	**179,218**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(65,190)	(78,961)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(7,231)	43,448
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	706,474	(893,527)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(92,185)	202,909
22	+ (-) INCREASE (DECREASE) IN OTHER	(127,947)	905,349
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(104,468)**	**(9,247)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(178,541)	(140,049)
24	+ LONG-TERM BANK AND STOCK MARKET	71,681	132,394
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,392	(1,592)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,074**	**2,458**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	1,074	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	2,458
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(127,957)**	**(94,359)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(139,339)	(135,689)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	11,516	65,223
39	+ (-) OTHER ITEMS	(134)	(23,893)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 4 | 2001

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(0.68)	%	12.47	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(1.47)	%	26.61	%
3	NET INCOME TO TOTAL ASSETS (**)	(0.77)	%	8.92	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(138.95)	%	20.76	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.13	times	0.72	times
7	NET SALES TO FIXED ASSETS (**)	2.37	times	2.07	times
8	INVENTORIES ROTATION (**)	5.16	times	4.91	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	42	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.94	%	17.86	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.79	%	65.39	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.16	times	1.89	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.68	%	27.46	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	30.71	%	24.22	%
15	OPERATING INCOME TO INTEREST PAID	1.90	times	0.06	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.11	times	1.09	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.53	times	1.18	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.13	times	1.02	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.83	times	0.89	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	37.51	%	1.76	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.39	%	(2.60)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	11.73	%	5.80	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.36	times	0.63	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	101.04	%	136.21	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(1.04)	%	(36.21)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	108.90	%	143.80	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.36)		$ 6.33	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (0.36)		$ 6.33	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.17		$ 0.91	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.19		$ (10.19)	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 24.58		$ 25.56	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.44	times	0.16	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(30.06)	times	0.63	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	ARRENDAMIENTO DE MUEBLES E INMUEBLES	1,145,996	99.99	11,460	87,244
2 ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V.	PREST DE SERV DE DISTRIB Y VTA DE PROD.	449,996	99.99	450	5,161
3 COMERCIALIZADORA VALVITA, S.A. DE C.V.	FAB VENTA DE SALSA DE TOMATE	6,354,202	99.99	20,316	22,126
4 INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERAC DE MUEBLES E INM	49	98.00	49	49
5 JUGOS DEL VALLE USA, INC Y SUBSIDIARIA	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	19,960	99.99	15,824	(6,508)
6 HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA	FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT	52,669,678	99.99	287,416	51,081
7 PROMOTORA JUGOS DEL VALLE, S.A. DE C.V. Y SUBS	PROD. VTA Y DIST. DE BEB CARB.	153,383	100.00	152,574	54,066
8 JUGOS DEL VALLE ESPAÑA, S.L	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	2,533	99.99	693	(1,284)
9 CODEMEXICO, S.A. DE C.V.	FABRICACION DE LACTO BASILOS	10,297,274	75.33	10,297	4,732
10 FLORIDA 7, S.A. DE C.V.	FAB, CPRA VTA DE JGOS, NECT Y BEB FRUT	28,435,642	99.99	141,638	64,608
11 GRUPO ALIMENTOS MEXICANOS,S.A. DE C.V.	PREST. DE SERV. ADMON Y FINANC.	100,000	66.67	100	587
TOTAL INVESTMENT IN SUBSIDIARIES				**640,817**	**281,862**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**281,862**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	32,949	6,278	26,671	54,091	10,231	70,531
MACHINERY	529,439	136,898	392,541	934,912	266,901	1,060,552
TRANSPORT EQUIPMENT	107,328	53,152	54,176	71,559	32,978	92,757
OFFICE EQUIPMENT	18,709	6,326	12,383	19,076	11,769	19,690
COMPUTER EQUIPMENT	74,181	55,902	18,279	56,190	17,659	56,810
OTHER	55,235	14,373	40,862	98,326	35,963	103,225
DEPRECIABLES TOTAL	**817,841**	**272,929**	**544,912**	**1,234,154**	**375,501**	**1,403,565**
NOT DEPRECIATION ASSETS						
GROUNDS	4,829	0	4,829	11,572	0	16,401
CONSTRUCTIONS IN PROCESS	43,864	0	43,864	23,457	0	67,321
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**48,693**	**0**	**48,693**	**35,029**	**0**	**83,722**
TOTAL	**866,534**	**272,929**	**593,605**	**1,269,183**	**375,501**	**1,487,287**

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BITAL	29/01/2002	10.88	7,887	0	0	0	0	0	0	0	0	0	0	0	0	0
BAJIO	04/01/2002	11.65	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/01/2002	11.93	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ITAU-BNDS EXIM	15/03/2004	8.50	0	0	0	0	0	0	0	0	0	0	8,389	0	0	0
OTHER FINANCIAL ENTITIES																
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/2002	9.79	5,714	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	30/07/2003	10.29	16,000	9,333	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C. BANK	02/05/2003	2.93	0	0	0	0	0	0	0	0	0	648	325	0	0	0
RABOBANK	18/05/2004	2.60	0	0	0	0	0	0	0	0	0	2,278	2,278	1,139	0	0
BANAMEX	12/06/2007	5.35	0	0	0	15,239	15,237	15,237	15,237	22,856	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	15/01/2006	11.00	0	0	0	0	0	0	0	0	0	10,451	10,451	10,451	10,451	15,203
ITAU-BNDS FINAME	15/08/2006	9.50	0	0	0	0	0	0	0	0	0	0	208	0	0	0
ARRENDAMIENTO FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2002	11.95	3,170	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/01/2003	11.95	181	17	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/06/2003	11.95	2,926	1,708	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2003	11.95	251	226	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/05/2003	11.45	4,914	2,335	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.45	258	548	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.45	623	1,320	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	232	561	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	287	692	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	153	369	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	37	89	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	613	1,477	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.45	136	327	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
VALMEX	06/04/2004	11.75	621	1,458	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/07/2004	11.75	69	179	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/08/2004	11.75	115	230	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/09/2004	11.75	130	360	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/10/2004	11.75	168	501	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/11/2004	11.75	42	126	0	0	0	0	0	0	0	0	0	0	0	0
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUDAMERIS	13/03/2002	24.77	0	0	0	0	0	0	0	0	8,096	0	0	0	0	0
BILBAO VIZCAYA	28/01/2002	23.83	0	0	0	0	0	0	0	0	5,923	0	0	0	0	0
BCN	27/02/2002	26.40	0	0	0	0	0	0	0	0	7,898	0	0	0	0	0
ABC	01/04/2002	27.12	0	0	0	0	0	0	0	0	7,898	0	0	0	0	0
ITAÚ	10/04/2002	26.53	0	0	0	0	0	0	0	0	922	0	0	0	0	0
SINDICADO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA	31/05/2005	4.76	0	0	0	0	0	0	0	0	0	47,997	47,997	47,997	47,997	127,992
CREDITO BURSATIL			0	0	0	0	0	0	0	0	0	0	0	0	0	0
LATIN WORLD	12/03/2002	9.00	0	0	0	0	0	0	0	0	146,277	0	0	0	0	0
TOTAL BANKS			94,527	21,856	0	15,239	15,237	15,237	15,237	22,856	177,014	61,374	69,648	59,587	58,448	143,195
PROVEEDORES																
MATERIALES			205,019	0	52,606	0	0	0	0	0	53,135	0	0	0	0	0
REFACCIONES			0	0	57,846	0	0	0	0	0	0	0	0	0	0	0
ACTIVO FIJO			0	0	740	0	0	0	0	0	848	0	0	0	0	0
FLETEROS			89,039	0	0	0	0	0	0	0	237	0	0	0	0	0
TOTAL SUPPLIERS			274,058	0	111,192	0	0	0	0	0	54,220	0	0	0	0	0
DIVERSAS PROVISIONES			67,945	0	0	0	0	0	0	0	12,079	0	33	0	0	35,477
OTHER CURRENT LIABILITIES AND OTHER CREDITS			67,945	0	0	0	0	0	0	0	12,079	0	33	0	0	35,477

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			436,530	21,856	111,192	15,239	15,237	15,237	15,237	22,856	243,313	61,374	69,681	59,587	58,448	178,672

NOTES

EL TIPO DE CAMBIO OFICIAL ES DE $ 9.1423

THE OFFICIAL EXCHANGE RATE IN DOLLARS IS 9.1423

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	24,096	228,911	32,931	319,541	548,452
OTHER	1,808	16,676	0	0	16,676
TOTAL	**25,904**	**245,587**	**32,931**	**319,541**	**565,128**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	19,188	181,621	0	0	181,621
INVESTMENTS	972	9,727	0	0	9,727
OTHER	309	3,015	70	667	3,682
TOTAL	**20,469**	**194,363**	**70**	**667**	**195,030**
NET BALANCE	**5,435**	**51,224**	**32,861**	**318,874**	**370,098**
FOREING MONETARY POSITION					
TOTAL ASSETS	**26,042**	**238,085**	0	0	**238,085**
LIABILITIES POSITION	**89,367**	**866,073**			**866,073**
SHORT TERM LIABILITIES POSITION	41,791	431,118	0	0	431,118
LONG TERM LIABILITIES POSITION	47,576	434,955	0	0	434,955
NET BALANCE	**(63,325)**	**(627,988)**			**(627,988)**

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

NOTES

THE OFFICIAL EXCHANGE RATES WERE:

REALES (EXCHANGE RATE TO DOLLARS) .43197
PESETAS (EXCHANGE RATE TO DOLLARS) .00532
THE OFFICIAL EXCHANGE RATE IN DOLLARS IS $ 9.1423

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,209,338	2,613,546	404,208	0.55	2,223
FEBRUARY	1,213,127	1,631,279	418,152	0.07	(293)
MARCH	1,241,962	1,630,228	388,266	0.63	2,446
APRIL	1,203,831	1,658,700	454,869	0.50	2,274
MAY	1,084,489	1,524,094	439,605	0.23	1,011
JUNE	1,138,053	1,578,824	440,771	0.24	1,058
JULY	1,120,972	1,568,576	447,604	0.26	(1,164)
AUGUST	1,098,551	1,615,483	516,932	0.59	3,050
SEPTEMBER	1,088,404	1,559,635	471,231	0.93	4,382
OCTOBER	1,301,904	1,740,722	438,818	0.45	1,975
NOVEMBER	1,258,762	1,694,684	435,922	0.38	1,657
DECEMBER	1,288,442	1,733,881	445,439	0.14	624
ACTUALIZATION:	0	0	0	0.00	361
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	13,749
OTHER	0	0	0	0.00	0
TOTAL					33,353

NOTES

CIAS. EXTRANJERAS:

JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOES, LTDA.
JUGOS DEL VALLE ESPAÑA, S.L.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	73,121	66
PLANTA ZACATECAS	FAB. DE PULPAS Y CONCENTRADOS DE FRUTA	7,942	89
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	13,154	35
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	3,348	9
PLANTA PUERTO RICO	FAB Y VENTA DE BEBIDAS DE FRUTAS	445	40
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	21,548	52
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	27,370	44
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	17,251	28
PLANTA TEPEJI DEL RIO	FAB Y VENTA DE PRODUCTOS LACTEOS	256	48
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	16,382	47
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	24,755	35
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	3,567	42

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDART DE 24 PZAS DE 8 OZ C/U
*CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA

STANDARD BOXES OF 24 - 8 OZ BOTTLES
CONCENTRATED PULP IS STATED IN THOUSANDS OF KILOS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT,CONFRUTTA ,VALLE RED	PULPAS	CONSERVERA PENZTKE	SI	15.00
	IND.ALIM. DE ZACATECAS		CORP. ACONCAGUA		
			JR. WOOD		
AZUCAR	COPROBAMEX			SI	3.50
FRUCTUOSA	ALMEX, S.A.			SI	5.60
BOTELLAS	VIDRIERIA QUERETARO, S.A.			SI	10.60
	VIDRIERIA LOS REYES, S.A.				
BOTES	FAMOSA Y VAN CAN			SI	5.70
TAPAS	FAMOSA, VAN CAN, A.P.S.A.			SI	7.40
	WHITE CAP, COMBIBLOC, PORTOLA				
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	8.70
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	2.20
OTROS					17.30

NOTES

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: 4 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	49,540	1,156,463	32,560	1,611,127	35.30	VALLE REDONDO	ALM. AURRERA
						BOTELLIN	GIGANTE, S.A.
						FRUTSI	
BEBIDAS DE FRUTA	14,402	202,220	15,265	569,941	26.60	BEBERE	COMERCIAL MEXICANA
						TROPICANA	GRATEL DISTRIBUCION
NARANJADAS	15,282	195,352	15,256	319,843	14.70	BARRILITOS	CADENA COM OXXO
REFRESCOS	16,724	183,185	16,510	373,289		VALLE FRUT	CASA LEY
VALVITA	308	14,603	438	24,080		VAL VITA	TIENDA ISSTE
KULTAI	122	9,013	119	11,524		KULTAI	NUEVA WAL MART DE M
							GRATEL QUERETARO
PULPAS (KILOS)	10,570	71,132	655	1,247		FLORIDA 7	MULLINS
							WAL MART DE MEXICO
OTROS				52,948			GRUPO CIFRA
TOTAL		1,831,968		2,963,999			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			10,504	319,431	BRASIL	VALLE REDONDO	AROUCAR R. VENDING
JUGOS Y NECTARES			1,868	85,906	USA	VALLE REDONDO	GOURMET AWARDS
REFRESCOS			674	24,219	USA	VALLE REDONDO	GOURMET AWARDS
JUGOS Y NECTARES			189	8,356	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
BEBIDAS DE FRUTAS			159	8,320	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
JUGOS Y NECTARES			2	110	ESPAÑA	VALLE REDONDO	JUGOS DEL VALLE ESP
JUGOS Y NECTARES			15	490	SURINAM	VALLE REDONDO	KING'S ENTERPRISES
JUGOS Y NECTARES			52	1,670	COSTA RICA	VALLE REDONDO	MERCANTIL DE ALIMEN
JUGOS Y NECTARES			120	3,717	EL SALVADOR	VALLE REDONDO	IND. CRISTAL DE CEN
JUGOS Y NECTARES			22	793	CUBA	VALLE REDONDO	C.I. NEGINTER COLOM
JUGOS Y NECTARES			15	583	ISLAS CANARIAS	VALLE REDONDO	SOTABAC SOCORRO T
JUGOS Y NECTARES			1,382	58,578	VENEZUELA	VALLE REDONDO	ALIMENTOS CALIFORN
JUGOS Y NECTARES			39	1,489	CANADA	VALLE REDONDO	QUE PASA MEXICAN FO
JUGOS Y NECTARES			7	317	CHILE	VALLE REDONDO	VELARDE HERMANOS
JUGOS Y NECTARES			48	1,683	PANAMA	VALLE REDONDO	CALOX PANAMEÑA
JUGOS Y NECTARES			60	1,945	TRINIDAD Y TOBAGO	VALLE REDONDO	FINELINE DISTRIBUTO
JUGOS Y NECTARES			176	7,013	JAMAICA	VALLE REDONDO	CARI MED LIMITED
JUGOS Y NECTARES			39	1,220	BELICE	VALLE REDONDO	MAJIL MEXICAN PRODU
JUGOS Y NECTARES			62	2,932	JAPON	VALLE REDONDO	ECO BUSSIES, LTD/ME
BEBIDAS DE FRUTA			768	28,226	ECUADOR, ARUBA, PR.	VALLE REDONDO	VARIOS
PULPAS			534	5,964	USA		AGRA INTERNACIONAL
PULPAS			97	1,125	ISRAEL		MEDIJUICE LIMITED C
PULPAS			35	1,042	SALVADOR, COLOMBIA		LACTO LIFE, E.U.
TOTAL				565,129			

NOTES JUICES AND NECTARS VOLUME OF SALES IS STATED IN STANDARD BOXES AND CONCENTRATED PULP IN KILOS

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KILOGRAMOS.

STOCK EXCHANGE COD VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000	743,627
Number of shares Outstanding at the Date of the NFEA: (Units)	58,151,709

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	2,577,817
Number of shares Outstanding at the Date of the NFEA: (Units)	58,322,508

STOCK EXCHANGE CODVALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

STOCK EXCHANGE COD VALLE QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 58,151,709

[X] ARE FIGURES FISCALLY AUDITED?

[ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 58,322,508

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,322,508			58,322,508	57,714	
TOTAL			58,322,508	0	0	58,322,508	57,714	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE 58,322,508

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	513,201	4.15353	10.82000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** OF **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. BLANCA ANGELICA HERNANDEZ CASTILLO	**C.P. MARIO MERCADO VARGAS**
GERENTE DE ANALISIS E INT DE INF FINANCIERA	**DIRECTOR CORPORATIVO DE ADMON Y CONTRALORIA**

TEPOTZOTLAN, MEX, AT FEBRUARY 27 OF 2002

GENERAL INFORMATION OF THE COMPANY

LEGAL ENTITY:	JUGOS DEL VALLE S.A. DE C.V.
ADDRESS:	AV. INSURGENTES # 30
COLONY:	BARRIO DE TEXCACOA
ZIP CODE:	54600
CITY AND STATE:	TEPOTZOTLÁN, MEXICO
TELEPHONE:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx
INTERNET:	www.jvalle.com.mx

FISCAL INFORMATION OF THE COMPANY

REGISTRATION NUMBER:	JVA-780420DM3
ADDRESS:	AV. INSURGENTES # 30
COLONY:	BARRIO DE TEXCACOA
ZIP CODE:	54600
CITY AND STATE:	TEPOTZOTLÁN, MEXICO

RESPONSIBLE OF PAYMENTS

NAME:	C.P. JORGE HERNANDEZ TREJO
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18

INFORMATION OF THE DIRECTORS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	ING. MANUEL ALBARRÁN MACOUZET
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18
E-MAIL:	mam2@jvalle.com.mx

POSITION BMV:	GENERAL DIRECTOR
POSITION:	GENERAL DIRECTOR
NAME:	LIC. ROBERTO ALBARRÁN CAMPILLO
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ralbarran@jvalle.com.mx

POSITION BMV:	DIRECTOR OF FINANCES
POSITION:	CORPORATE DIRECTOR OF FINANCES AND NEGOTIATIONS
NAME:	C.P. ANDRÉS ARCADIO RODRÍGUEZ HERRERA
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18
E-MAIL:	anrodriguez@jvalle.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	CORPORATE DIRECTOR OF ADMINISTRATION AND COMPTROLLER
NAME:	C.P. MARIO MERCADO VARGAS
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18
E-MAIL:	mmercado@jvalle.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR QUARTERLY FINANCIAL INFORMATION
POSITION:	MANAGER OF ANALYSIS AND INTEGRATION OF FINANCIAL INFO.
NAME:	LIC. BLANCA ANGÉLICA HERNÁNDEZ CASTILLO
ADDRESS:	AV. INSURGENTES # 30
COLONY:	BARRIO DE TEXCACOA
ZIP CODE:	54600
CITY AND STATE:	TEPOTZOTLÁN, MÉXICO
TELEPHONE:	5899-10-00
FAX:	5899-10-62
E-MAIL:	bahernandez@jvalle.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A. DE C.V.

Quarter: 4 Year: 2001

POSITION BMV:	RESPONSIBLE OF LEGAL DEPARTMENT
POSITION:	MANAGER OF LEGAL DEPARTMENT
NAME:	LIC. LAURA VALTIERRA LEON
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18
E-MAIL:	lvaltierra@jvalle.com.mx

POSITION BMV:	SECRETARY OF BOARD OF DIRECTORS
POSITION:	SECRETARY OF BOARD OF DIRECTORS
NAME:	LIC. ANTONIO FRANCK CABRERA
ADDRESS:	TORRE ÓPTIMA - PASEO DE LAS PALMAS # 405 - 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5540-92-05
FAX:	5540-92-00
E-MAIL:	afranck@fgdr.com.mx

POSITION BMV:	UNDERSECRETARY OF BOARD OF DIRECTORS
POSITION:	EXTERNAL LEGAL ADVISOR
NAME:	LIC. CHRISTIAN LIPPERT HELGUERA
ADDRESS:	TORRE ÓPTIMA - PASEO DE LAS PALMAS # 405 - 3RD FLOOR
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5540-92-33
FAX:	5540-92-02
E-MAIL:	clippert@fgdr.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION FOR INVESTORS
POSITION:	CORPORATE VICE PRESIDENT
NAME:	LIC. EDUARDO MARINO LÓPEZ
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18
E-MAIL:	emarino@jvalle.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A. DE C.V.

Quarter: 4 Year: 2001

POSITION BMV:	AUTHORIZED TO SEND INFORMATION VIA EMISNET
POSITION:	CORPORATE DIRECTOR OF ADMINISTRATION AND COMPTROLLER
NAME:	C.P. MARIO MERCADO VARGAS
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97-77
FAX:	5395-89-18
E-MAIL:	mmercado@jvalle.com.mx

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	PUBLIC RELATIONS WITH INVESTORS
NAME:	ING. ALFREDO HUERTA CHABOLLA
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5676-47-12
FAX:	5676-47-12
E-MAIL:	ahuerta@jvalle.com.mx

02 APR 26 AM 11:52

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
FIRST QUARTER 2001

MEXICAN STOCK EXCHANGE

STOCK E[illegible]

JUGOS DEL [illegible] S.A. DE [illegible]

QUARTER [illegible]

DIRECTOR REPORT (1)

ANNEX 1

PAGE 1

CONSOLIDATED

Final Printing

Jugos' consolidated net income continued to show accelerated growth. Sales for the first quarter or 2001 reached Ps. [illegible] million, a 15.4% increase compared with the same quarter of the previous year, and 21.6% compared to the previous quarter.

Net income from the domestic market increased s 11.8% compared to the first quarter of 2000. The gain was due ma[illegible] to a 32.2% growth in sales of carbonated drinks and the incorporation of the new business Florida 7 in September of last year. Sales in the domestic market increased 22.5%, compared with the first quarter of 2000.

Net income in the international market increased 38.5%, compared to the first quarter of 2000. Sales in Braz[illegible] increase of 104.3%. In terms of dollars the Company posted a 49.3% growth.

Of the quarter's total revenues, 16.1% was derived from new products. Counting the revenues for the new domestic business, new products contributed 34.1% to total revenues, while revenues from the international market represe[illegible] 16.2% of the total.

Sales volume of 22.9 million cases reflected a 23.3% gain compared with same quarter of the previous year.

Sales volume in the domestic market increased 17.1% to 19.2 million cases. Growth in carbonated drinks sector was 31.9%, and in juices and nectars 23.9%.

Sales volume in the international market increased 70.3%, compared to the first quarter of 2000, with Brazil and Venezuela our most important markets.

Consolidated gross profit reached Ps. 405.5 million, an increase of 19.3% compared with the same quarter of 2000 or 47.3% of net sales, representing 1.5 percentile points improvement. This also reflects growth of 42.0% for the fourth quarter of 2000, sign of a strong recovery.

Operating expenses grew 8.5% compared with the first quarter of 2000, mainly due to the addition of Florida 7 and the distribution and variable costs associated with the 23.3% growth in sales volume.

Operating expenses were reduced by Ps. 21.3 million from the previous quarter, despite the 18.7% growth in sales volume. The reduction was the result of implementing of new program of expense controls.

Operating income grew 120.9% to Ps. 72.5 million against the same period of 2000. This increase represented 8.5% of net income, a significant improvement compared with the 4.4% during the first quarter of 2000 and the operating loss of 8.3% during the previous quarter. Operating margin for the domestic market was 9.9%.

EBITDA for the quarter was Ps. 105.4 million, representing 12.3% of net sales, compared to 50.2% for the same period of the previous year.

30/04/2001 06.01 PM

(1) DEAR SIRS:
THIS REPORT CONTAINS A SYNTHESIS ABOUT OPERATING HISTORY AND OUTSTANDING ASPECTS OF THE COMPANY, SUCH AS: TOTAL MARKET PARTICIPATION OR OPERATING DIVISIÓN (%), NEW PRODUCTS, COST INCREASE, JOINT VENTURES OR TAKE OVERS, SUBSIDIARIES SOLD AND ANY OTHER ADDITIONAL INFORMATION.

Integral cost of financing came to Ps. 20.5 million, or 2.4% of net sales, compared with 1.5% for the first quarter of 2000, mainly as a result of variations in exchange rate.

Income tax provision includes the effect of Ps. 7.4 million of deferred taxes, as a result of the application of boletin D-4.

As a result of these factors, the net result for the quarter was Ps. 19.0 million representing 2.2% of net sales, an increase of 1.3% of net income compared with the first quarter of 2000.

Due to the positive extraordinary item in the fourth quarter of 2000 the Company was able to reduce providers' liabilities by Ps. 107.0 million and bank debt by Ps. 112.0 million compared with the previous quarter. Leverage was reduced significantly from 1.33 for the fourth quarter 2000 to 0.75 for the first quarter of 2001 (not considering D-4 effect). The Company ended the quarter with a strengthened financial position.

In summary the Company has sustained sales growth due largely to its diversification and expansion strategy. In addition, the Company has taken several steps to substantially improve gross margins for domestic and international products. Jugos del Valle has continued implementing reductions and controls in fixed operating expenses that have posted a moderate increase in operating income.

Increases in operating margins for domestic operations, growth in new products, consolidation of carbonated drinks, the direct distribution network, acquisition of Florida 7, and generation of positive results in Brazil have contributed to improved profitability that will generate more value for our stockholders.

ROBERTO ALBARRÁN CAMPILLO
CHIEF EXECUTIVE OFFICER

(1) DEAR SIRS:
THIS REPORT CONTAINS A SYNTHESIS ABOUT OPERATING HISTORY AND OUTSTANDING ASPECTS OF THE COMPANY, SUCH AS: TOTAL MARKET PARTICIPATION OR OPERATING DIVISIÓN (%), NEW PRODUCTS, COST INCREASE JOINT VENTURES OR TAKE OVERS, SUBSIDIARIES SOLD AND ANY OTHER ADDITIONAL INFORMATION.

SIFIC / ICS

STOCK EXCHANGE CODE VALLE

JUGOS DEL VALLE, S.A. DE C.V.

Quarter 1 Year 2001

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	3,100,594	100	3,151,798	100
2	CURRENT ASSETS	1,374,475	44	1,279,358	41
3	CASH AND SHORT-TERM INVESTMENTS	281,149	9	41,564	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	492,401	16	375,411	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	230,735	7	477,824	15
6	INVENTORIES	359,371	12	343,877	11
7	OTHER CURRENT ASSETS	10,819	0	40,682	1
8	**LONG-TERM**	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	1,453,350	47	1,556,324	49
13	PROPERTY	103,256	3	119,106	4
14	MACHINERY AND INDUSTRIAL	1,408,717	45	1,392,054	44
15	OTHER EQUIPMENT	488,465	16	432,638	14
16	ACCUMULATED DEPRECIATION	610,702	20	501,343	16
17	CONSTRUCTION IN PROGRESS	63,614	2	113,869	4
18	**DEFERRED ASSETS (NET)**	211,733	7	264,895	8
19	**OTHER ASSETS**	61,036	2	51,221	2
20	**TOTAL LIABILITIES**	1,648,165	100	1,882,495	
21	**CURRENT LIABILITIES**	1,009,714	61	1,309,633	70
22	SUPPLIERS	430,477	26	339,093	18
23	BANK LOANS	419,448	25	574,405	31
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	19,754	1	57,929	3
26	OTHER CURRENT LIABILITIES	140,035	8	338,206	18
27	**LONG-TERM LIABILITIES**	327,497	20	267,461	14
28	BANK LOANS	317,481	19	245,472	13
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	10,016	1	21,989	1
31	**DEFERRED LOANS**	310,954	19	305,401	16
32	**OTHER LIABILITIES**	0	0	0	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	1,452,429	100	1,269,303	
34	**MINORITY INTEREST**	8,621	1	25,957	2
35	**MAJORITY INTEREST**	1,443,808	99	1,243,346	98
36	**CONTRIBUTED**	582,927	40	582,648	46
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,545	4	57,279	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	281,952	19	281,937	22
39	PREMIUM ON SALES OF SHARES	243,430	17	243,432	19
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	860,881	59	660,698	52
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,042,258	72	637,508	55
43	REPURCHASE FUND OF SHARES	75,267	5	74,481	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(275,667)	(19)	(120,599)	(10)
45	NET INCOME FOR THE YEAR	19,023	1	9,308	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE QUARTER 1 YEAR 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**281,149**	100	**41,564**	100
46	CASH	40 251	14	14 096	34
47	SHORT-TERM INVESTMENTS	240 898	86	27.468	66
18	**DEFERRED ASSETS (NET)**	**211,733**	100	264.895	
48	AMORTIZED OR REDEEMED EXPENSES	120.461	57	141 230	53
49	GOODWILL	90 924	43	71,130	27
50	DEFERRED TAXES	448	0	52 535	20
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,009,714**	100	1.309,633	
52	FOREING CURRENCY LIABILITIES	278 482	28	246 836	19
53	MEXICAN PESOS LIABILITIES	731 232	72	1.062,797	81
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**140,035**	100	**338,206**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	140 035	100	338.206	100
27	**LONG-TERM LIABILITIES**	**327,497**	100	**267,461**	
59	FOREING CURRENCY LIABILITIES	293.064	89	210.926	79
60	MEXICAN PESOS LIABILITIES	34.433	11	56.535	21
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**10,016**	100	**21,989**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	10.016	100	21.989	100
31	**DEFERRED LOANS**	**310,954**	100	**305,401**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	306.525	99	302.665	99
67	OTHERS	4.429	1	2.736	1
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(275,667)**	100	**(120,599)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(7.024)	(3)	(26,190)	(22)
71	INCOME FROM NON-MONETARY POSITION	(268.643)	(97)	(94.409)	(78)

STOCK EXCHANGE CODE. VALLE QUARTER 1 YEAR 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	364.761	(30 275)
73	PENSIONS FUND AND SENIORITY	1,924	1 981
74	EXECUTIVES (*)	182	121
75	EMPLOYERS (*)	1.769	1.721
76	WORKERS (*)	2.289	2.215
77	CIRCULATION SHARES (*)	58.126.208	57 882.709
78	REPURCHASED SHARES (*)	709.501	953.000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC ICS

STOCK EXCHANGE CODE VALLE — QUARTER 1
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	NET SALES	856,804	100	742,640	100
2	COST OF SALES	451 318	53	402 787	54
3	GROSS INCOME	405,486	47	339,853	46
4	OPERATING	332 980	39	307 031	41
5	OPERATING	72,506	8	32,822	4
6	TOTAL FINANCING	20 452	2	11 053	1
7	INCOME AFTER FINANCING COST	52,054	6	21,769	3
8	OTHER FINANCIAL OPERATIONS	20,466	2	7 465	1
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	31,588	4	14,304	2
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	12 137	1	5 429	1
11	NET INCOME AFTER TAXES AND WORKERS' SHARING	19,451	2	8,875	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF	19,451	2	8,875	1
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	19,451	2	8,875	1
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	19,451	2	8,875	1
19	NET INCOME OF MINORITY INTEREST	428		(433)	0
20	NET INCOME OF MAJORITY INTEREST	19,023	2	9,308	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE — QUARTER 1 — YEAR 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**856,804**	**100**	**742,640**	**100**
21	DOMESTIC	718,337	84	642,686	87
22	FOREIGN	138,467	16	99,954	13
23	TRANSLATED INTO DOLLARS (**)	14,776	2	9,894	1
6	**TOTAL FINANCING COST**	**20,452**	**100**	11,053	100
24	INTEREST PAID	34,190	167	40,253	364
25	EXCHANGE LOSSES	10,019	49	0	0
26	INTEREST EARNED	16,733	82	1,580	14
27	EXCHANGE PROFITS	0	0	1,430	13
28	GAIN DUE TO MONETARY POSITION	(7,024)	(34)	(25,190)	(237)
8	**OTHER FINANCIAL OPERATIONS**	**20,466**	**100**	**7,465**	**100**
29	OTHER NET EXPENSES (INCOME) NET	20,466	100	7,465	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**12,137**	100	**5,429**	100
32	INCOME TAX	4,718	39	4,146	76
33	DEFERED INCOME TAX	7,419	61	1,283	24
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(**) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC ICS

STOCK EXCHANGE CODE: VALLE — QUARTER 1 — YEAR 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,189,289	974,158
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,187,013	2,784,715
39	OPERATION INCOME (**)	54,908	6,296
40	NET INCOME OF MAYORITY INTEREST(**)	400,800	(24,319)
41	NET CONSOLIDATED INCOME (**)	391,027	(24,319)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER 1 YEAR 2001

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	42,940	37,346
13	DEPRECIATION AND AMORTIZATION FOR THE	32,901	37,346
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	10,039	0
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	319,604	16,017
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(90,086)	(49,573)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(35,468)	46,073
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	632,415	(14,365)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(108,854)	130,324
22	+ (-) INCREASE (DECREASE) IN OTHER	(78,403)	(96,442)
6	CASH FLOW FROM EXTERNAL FINANCING	(111,854)	(36,333)
23	+ SHORT-TERM BANK AND STOCK MARKET	(90,699)	(71,401)
24	+ LONG-TERM BANK AND STOCK MARKET	(21,155)	35,068
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(8)	1,300
30	+ (-) INCREASE (DECREASE) IN CAPITAL	(8)	1,300
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(25,541)	(24,486)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(42,181)	(36,590)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	10,447	12,104
39	+ (-) OTHER ITEMS	6,193	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE VALLE — QUARTER 1 YEAR 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	CONSOLIDATED NET	19,451	8,875
2	(+) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	42 940	37 346
3	CASH FLOW FROM NET INCOME OF THE YEAR	62,391	46,221
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	319,604	16,017
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	381,995	62 238
6	CASH FLOW FROM EXTERNAL FINANCING	(111,854)	(38,333)
7	CASH FLOW FROM INTERNAL FINANCING	(8)	1 300
8	CASH FLOW GENERATED (USED) BY FINANCING	(111,862)	(35,033)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(25,541)	(24,486)
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	244 592	2,719
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	36,557	38 845
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	281,149	41,564

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER 1 2001

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	2.27 %	1.20 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	27.76 %	(2.00) %
3	NET INCOME TO TOTAL ASSETS (**)	12.61 %	(0.79) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	36.11 %	295.10 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	1.03 times	0.88 times
7	NET SALES TO FIXED ASSETS (**)	2.19 times	1.79 times
8	INVENTORIES ROTATION (**)	4.83 times	4.61 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45 days	40 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.20 %	0.21 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	53.16 %	59.73 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.13 times	1.48 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.68 %	24.32 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	22.53 %	17.19 %
15	OPERATING INCOME TO INTEREST PAID	2.12 times	0.82 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.93 times	1.48 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.36 times	0.98 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.01 times	0.71 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.83 times	0.68 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.84 %	3.17 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	7.28 %	6.22 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	37.30 %	2.16 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	11.17 times	1.55 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.99 %	10[illegible] %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.01 %	(3.71) %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	165.15 %	149.43

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER 1 YEAR 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 6.73	$ (0.43)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 6.73	$ (0.43)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 24.84	$ 21.48
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.18 times	0.19 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.66 times	(9.70) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Comparability - The most important aspects that affect the comparability of the financial statements are:

- New Bulletin D-4. In May, 1999, the Mexican Institute of Public Accountants issued the new Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4), which came into effect on January 1, 2000, becoming mandatory. In accordance with D-4, the provisions for income tax and workers' profit sharing are recorded in the results for the year in which they are incurred. It also recognizes deferred effects caused by timing differences.

b) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to March 31, 2001, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

c) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of March 31, 2001.

1.- The Companies Jugos del Valle USA, Inc. and subsidiary, located in USA and Puerto Rico and Jugos del Valle España, S. L., located in the city of Madrid, Spain, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- Holdinbras Participacoes, LTDA and its Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

d) Inventories and Sales Cost

- Inventories are valued at reposition costs and should not exceed its net realization value.

- Sales cost are valued in constant pesos using the reposition cost as a base.

e) Property, Plant, and Equipment

These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

f) Installation, Deferred, Patent and Trademark Expenses-

- Recorded at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

g) Investment in Subsidiaries-

- The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

h) Temporary Investments-

- Valued at acquisition cost plus the accrued yield, which does not exceed market value.

i) Basic Profits (Loss) per Ordinary Share-

- The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the periods between January to March of 2001 and 2000.

j) Labor Liabilities-

- Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

- Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

k) Income Tax and Workers' Profit-Sharing-

- As of January 1, 2000, the Company applied the guidelines established in the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit-Sharing," issued by the Mexican Institute of Public Accountants.

l) Transactions and Valuations of Balances in Foreign Currencies-

-Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

m) Reserve for the Repurchase of Common Shares-

- In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

n) Use of Estimates-

- The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

o) Cash-

- Bulletin C-1, "Cash", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning cash and cash equivalents. The standards set out in Bulletin C-1 were applied in the preparation of the financial statements as of March 31, 2001 and 2000, and correspond to the accounting practices followed by the Company prior to the issuance of the Bulletin.

p) Financial Instruments-

-Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning financial information, applicable to issuers of, or investors in financial instruments. The financial statements as of March 31, 2001and 2000, follow the guidelines set out in Bulletin C-2; however, the Company has followed the practice of not engaging in operations with speculative instruments.

NOTE 3 STOCK MARKET CREDITS

As of March 31, 2001, the Company did not have any credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

As of March 31, 2001, the Company had the following commitments and contingencies:

1.- Jugos del Valle, S.A. de C.V. is jointly liable for the loans granted to its subsidiary Company, Sucos del Valle Do Brasil, LTDA in the amount of R$13,460 371 (reales) with a maturity date of January 5, 2006. This credit was contracted for a term of six years, including a grace period of one year at a preferential interest rate called TJLP, plus a spread of 5 points.

2.- In May 2000, Jugos del Valle, S.A. de C.V. and some subsidiaries were sued in New York state courts, together with other companies and shareholders of the company. The lawsuit alleges that the Company, some subsidiaries, other companies and some shareholders acquired representative shares of capital stock of Jugos del Valle, S.A. de C.V. as a result of exercising an alleged option for the sale of shares. The price that the plaintiff asks for the sale of these shares is not less than USD $66,200,000. Jugos del Valle, S.A. de C.V. and its subsidiaries believe that the lawsuit against them is without foundation and is defending itself vigorously in court. At this time, we are in conversations trying to reach an agreement.

3.- Grupo Embotellador del Valle, S.A. de C.V. (Subsidiary de Promotora del Valle Guajardo, S.A. de C.V.) has various federal and labor contingencies from fiscal years 1998 and previous years. As of the date of this report, the studies and agreements with the respective authorities have not been concluded. However, these contingencies have been recognized by the Guajardo family (former owners) and they assume responsibility for payment arising from any demand or lawsuit, according to the agreement signed January 3, 2001. To date there have been no guarantees respecting this signed.

4.- Florida7, S.A. de C.V. has a commitment to rent a building located at Calzada México - Xochimilco # 288, lasting until December 31, 2001 with monthly rent of US$35,000.

It also is obligated to vacate the building on December 31, 2001. If said company fails to do so, it will have to pay a monthly rent of US $105,000 plus value-added tax.

NOTE 5: Shareholders' Equity

SHAREHOLDERS' EQUITY	NOMINAL	RESTATED	TOTAL
Equity	57,545	281,952	339,497
Premium on issuance of shares	73,774	169,656	243,430
Retained Earnings (Liabilities)	783,576	258,682	1,042,258
Accumulative Results	772,294	241,462	1,013,756
Legal reserve	11,282	17,220	26,502
	783,576	258,682	1,042,258
Reserve for buyback of shares	21,183	54,084	75,267
Excess in restatement of Shareholders' equity	14,631	57,999	72,631
Accumulated effect of deferred income tax	(307,013)	(41,285)	(348,298)
	(292,382)	16,714	(275,667)
Fiscal Year Results	20,078	(1,055)	19,023
TOTAL	663,774	780,033	1,443,808
Minority interest	5,690	2,931	8,621
Consolidated Shareholders' Equity TOTAL	669,464	782,964	1,452,429

NOTE 8: DEFERRED TAXES

The income shown in the financial statements differs from tax results due mainly to the effect of permanent differences in items included in the Income Statements in order to reflect the effects of inflation; and to non-significant timing differences affecting financial and tax results over several fiscal years.

Under Mexico's current Tax Laws, Companies must pay the higher of ISR and IMPAC. Both taxes recognize the effects of inflation, albeit differently from Mexican Generally Accepted Accounting Principles. Mexico's current Tax on Assets Law establishes a tax rate of 1.8% on restated assets, inventories, properties, plants and equipment, minus certain liabilities.

a) The determination of deferred income tax was made through the assets and liabilities method, which compares the accounting and tax values of these items. This comparison results in timing differences to which the corresponding tax rates are applied. Deferred Workers' Profit-Sharing is determined by temporary differences resulting from comparison of the entries in the statement of income with the integration of the taxable base for legal purposes.

Deferred tax on assets corresponds to the amount refundable that has been paid in excess of the income tax incurred. It may be refunded or compensated for according to current legal provisions. This entry decreases the liability for deferred income tax.

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '01	1,105,170	1,116,221	4,949	4,972	4,978	338.462	340.381
Feb. '01	1,105,564	1,115,289	(1,978)	(1,996)	2,987	338.238	340.381
March '01	1,105,145	1,117,525	17,107	17,115	19,023	340.381	340.381
April '00	655,775	688,344	(9,391)	(10,008)	9,015	319.402	340.381
May '00	666,696	691,862	(13,767)	(14,616)	(5,601)	320.596	340.381
June '00	666,703	695,935	(20,432)	(21,566)	(27,167)	322.495	340.381
July '00	666,703	698,868	(7,818)	(8,219)	(35,387)	323.753	340.381
Aug. '00	666,699	701,597	(20,776)	(21,723)	(57,110)	325.532	340.381
Sep. '00	666,688	707,653	(150)	(156)	(57,266)	327.910	340.381
Oct. '00	666,638	712,136	(38,070)	(39,246)	(96,512)	330.168	340.381
Nov. '00	666,638	718,135	(12,978)	(13,971)	(110,483)	332.991	340.381
Dec. '00	666,584	726,281	501,883	507,504	397,021	336.596	340.381

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2001

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	FABRICACION,ELAB DE JUGOS Y NECTARES	1,145,996	99.99	17,040	86,215
2 ASESORES Y PROMOTORES DE MERCADO, S.A. DE C.V.	ASESORAMIENTO DE COMPRA-VENTA	449,996	99.99	450	4,177
3 COMERCIALIZADORA VAL VITA, S.A. DE C.V.	FABRICACION,VENTA DE PROD ALIMENTICIOS	6,354,202	99.99	6,354	9,786
4 INMOBILIARIA JUVASA, S.A DE C.V.	COMPRA-VENTA DE OPERC DE MUEBLES E INM.	49	98.00	49	49
5 JUGOS DEL VALLE USA, INC. Y SUBSIDIARIA	COMPRA-VENTA DE JUGOS Y NECTARES	19,960	99.99	15,824	(678)
6 HOLDINBRAS PARTICIPACOES, LTDA. Y SUBSIDIARIA	FAB. COMPRA-VENTA DE JUGOS Y NECTARES	47,669,678	99.99	272,473	68,355
7 PROMOTORA DEL VALLE GUAJARDO, S.A. DE C.V. Y SUB	ELAB ENV DIST. Y COMERC. DE BEBIDAS NO	138,050	90.00	138,050	58,867
8 JUGOS DEL VALLE ESPAÑA, S.L.	COMPRA-VENTA DE JUGOS Y NECTARES	2,533	99.99	693	(1,185)
9 CODEMEXICO, S.A. DE C.V.	ELAB. DE CAJETA, YOGHURTS	6,015,915	72.70	8,170	884
10 FLORIDA 7, S.A. DE C.V.	ELAB. ENV. DIST Y COMERC DE BEDIDOS	28,435,645	99.99	141,638	72,958
TOTAL INVESTMENT IN SUBSIDIARIES				600,741	299,428
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					299,428

NOTES

MEXICAN STOCK EXCHANGE
SIFIC 'ICS

STOCK EXCHANGE COD: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	31,277	5,461	25,316	55,369	8,759	72,426
MACHINERY	501,136	125,526	375,610	907,581	259,611	1,023,580
TRANSPORT EQUIPMENT	115,369	38,514	76,855	73,480	44,822	105,513
OFFICE EQUIPMENT	18,258	5,276	12,982	17,916	11,075	19,823
COMPUTER EQUIPMENT	66,463	50,003	16,460	52,864	14,158	55,166
OTHER	51,311	14,656	36,655	92,804	32,841	96,618
DEPRECIABLES TOTAL	783,814	239,436	544,378	1,200,014	371,266	1,373,126
NOT DEPRECIATION ASSETS						
GROUNDS	5,306	0	5,306	11,304	0	16,610
CONSTRUCTIONS IN PROCESS	39,452	0	39,452	24,162	0	63,614
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	44,758	0	44,758	35,466	0	80,224
TOTAL	828,572	239,436	589,136	1,235,480	371,266	1,453,350

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER 1 YEAR 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BITAL	05/03/2001	20 60	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	23/03/2001	20 30	1,200	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/01/2001	20 58	57,000	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	13/03/2001	20 25	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BAJIO	08/03/2001	20 97	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	15/03/2001	20 60	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	09/03/2001	7 61	0	0	0	0	0	0	0	0	47 690	0	0	0	0	0
RABOBANK	16/03/2001	7 58	0	0	0	0	0	0	0	0	19 076	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
OTROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/1997	19 30	5 714	4,286	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	21/08/1998	21 34	18 000	22,667	0	0	0	0	0	0	0	0	0	0	0	0
P N C BANK	29/09/1998	7 50	0	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	30/09/1998	7 27	0	0	0	0	0	0	0	0	0	676	676	337	0	0
RABOBANK	28/09/1999	7 20	0	0	0	0	0	0	0	0	0	7,848	0	0	0	0
BANAMEX	10/08/1997	8 42	0	0	0	15 697	15 697	15 697	15 697	35 767	0	2 377	2 377	2,377	1,188	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	26/01/2000	14 25	0	0	0	0	0	0	0	0	0	0	0	0	0	0
ARRENDAMIENTO FINANCIERO			0	0	0	0	0	0	0	0	0	12 359	12 359	12 359	12,359	13 144
MIFEL	01/12/1999	21 32	2 668	2,444	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	20/12/1999	21 32	153	156	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	30/05/2000	21 32	2 503	3 959	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	13/09/2000	21 32	215	419	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	17/03/2001	20 80	1,750	502	0	0	0	0	0	0	0	0	0	0	0	0
GE CAPITAL	18/10/1998	11 17	0	0	0	0	0	0	0	0	0	0	0	0	0	0
GE CAPITAL	08/12/1999	11 17	0	0	0	0	0	0	0	0	0	390	375	0	0	0
PRENDARIO			0	0	0	0	0	0	0	0	0	52	52	52	52	5
SUDAMERIS	02/01/2001	20 61	0	0	0	0	0	0	0	0	7 930	0	0	0	0	0

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER 1 YEAR 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
SUDAMERIS	02/02/2001	7 08	0	0	0	0	0	0	0	0	771	0	0	0	0	0
SUDAMERIS	26/02/2001	7 08	0	0	0	0	0	0	0	0	893	0	0	0	0	0
SUDAMERIS	05/03/2001	7 08	0	0	0	0	0	0	0	0	672	0	0	0	0	0
BILBAO VIZCAYA	01/12/2000	20 81	0	0	0	0	0	0	0	0	8 784	0	0	0	0	0
SAFRA	04/01/2001	20 81	0	0	0	0	0	0	0	0	14	0	0	0	0	0
ABC	01/03/2001	18 86	0	0	0	0	0	0	0	0	8 230	0	0	0	0	0
SENIOR SECURED			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	26/05/2000	10 37	0	0	0	0	0	0	0	0	0	0	0	0	0	0
						0	0	0	0	0		20,268	20 268	20,268	20,268	81 074
TOTAL BANKS			267,263	34,433	0	18,897	18,897	18,897	18,897	38,767	92,010	44,278	36,107	36,383	33,867	84,225
PROVEEDORES																
MATERIALES	31/03/2001		202,732	0	20 520	0	0	0	0	0	44 757	0	0	0	0	0
REFACCIONES	31/03/2001		0	0	30 947	0	0	0	0	0	0	0	0	0	0	0
ACTIVO FIJO	31/03/2001		0	0	1,703	0	0	0	0	0	10 844	0	0	0	0	0
FLETEROS			28 917	0	0	0	0	0	0	0	248	0	0	0	0	0
TOTAL SUPPLIERS			321,649	0	63,170	0	0	0	0	0	55,849	0	0	0	0	0
DIVERSAS PROVISIONES			122,500	0	0	0	0	0	0	0	17 469	0	731	0	0	9 285
OTHER CURRENT LIABILITIES AND OTHER CREDITS			122,846	0	0	0	0	0	0	0	17,469	0	731	0	0	9,285
			711,478	34,433	63,179	18,897	18,897	18,897	18,897	38,767	166,128	44,278	36,838	38,383	33,867	103,604

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE QUARTER 1 YEAR 2001
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	4 597	44 537	8 526	78,134	122,671
OTHER	1 653	15,796	0	0	15,796
TOTAL	6,250	60,333	8,526	78,134	138,467
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	2,851	27,773	0	0	27,773
INVESTMENTS	0	0	0	0	0
OTHER	24	156	0	0	156
TOTAL	2,875	27,929			27,929
NET BALANCE	3,375	32,404	8,526	78,134	110,538
FOREING MONETARY POSITION					
TOTAL ASSETS	36,601	349,103	0	0	349,103
LIABILITIES POSITION	58,248	571,546		.	571,546
SHORT TERM LIABILITIES POSITION	27,508	278,482	0	0	278,482
LONG TERM LIABILITIES POSITION	30,740	293,064	0	0	293,064
NET BALANCE	(21,647)	(222,443)			(222,443)

NOTES

LOS TIPOS DE CAMBIO QUE SE UTILIZARON FUERON:

MONEDA-REALES (TIPO DE CAMBIO A DOLARES) .46719
MONEDA-PESETAS (TIPO DE CAMBIO A DOLARES) .00530
TIP DE CAMBIO OFICIAL EN DOLARES ES DE 9.5360

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE. S.A DE C.V.

QUARTER 1 YEAR 2001

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,209,297	2,613,138	403,841	0.55	2,221
FEBRUARY	1,213,127	1,630,819	417,692	0.07	(292)
MARCH	1,241,962	1,629,808	387,846	0.63	2,443
ACTUALIZATION:	0	0	0	0.00	28
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	2,624
OTHER	0	0	0	0.00	0
TOTAL					7,024

NOTES

CIAS EXTRANJERAS:

-HOLDINBRAS PARTICIPACOES, LTDA.
-JUGOS DEL VALLE USA, INC.
-JUGOS DEL VALLE ESPAÑA, S.L.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER 1 YEAR 2001

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FRABRIC. Y VTA DE JUGOS, NECT Y BEBIDAS DE FRUTA	15,752	72
PLANTA ZACATECAS	FAB. DE PULPAS Y CONCENTRADOS DE FRUTA	2,054	90
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	3,438	31
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	867	14
PLANTA PUERTO RICO	FAB Y VENTA DE BEBIDAS DE FRUTA	330	49
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	5,387	50
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	7,254	36
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	3,376	32
PLANTA TEPEJI DEL RIO	ELAB CAJETAS Y YOGURTS ALIMENTOS A BASE DE LECHE	64	50
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	3,126	57
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	832	60
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	6,149	10

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZA DE 8 OZ. C/U
* CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE — QUARTER: 1 — YEAR: 2001
JUGOS DEL VALLE, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10 — CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT CONFRUTTA VALLE RED	PULPAS	CONSERVERA PENZTKE	SI	15 50
	IND ALIM. DE ZACATECAS		CORP. ACONCAGUA		
			FLEXO RICO		
AZUCAR	COPROBAMEX			SI	4 20
FRUCTUOSA	ALMEX, S.A.			SI	5 10
BOTELLAS	VIDRIERIA QUERETARO, S.A.			SI	11 40
	VIDRIERIA LOS REYES, S.A.				
BOTES	FAMOSA Y VAN CAN			SI	5 10
TAPAS	FAMOSA, VAN CAN, A.P.S.A.			SI	5 40
	WHITE CAP COMBIBLOC, PORTOLA				
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	9 30
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	2 40
OTROS					16 60

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER 1 YEAR 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	9,797	238,312	6,098	319,649	36.70	VALLE REDONDO	ALM AURRERA
						BOTELLIN	GIGANTE, S A
BEBIDAS DE FRUTA	3,797	56,590	3,774	142,415	25.40	FRUTSI	COMERCIAL MEXICANA
						BEBERE	GRATEL DISTRIBUCION
REFRESCOS	3,667	40,961	3,798	87,223		BARRILITOS	CASA LEY
						VALLE FRUT	
VALVITA	118	5,032	60	3,348		VAL VITA	TIENDA ISSTE
KULTAI	32	2,321	28	2,602		KULTAI	NUEVA WAL MART DE M
FLORIDA 7	1,533	30,300	1,997	80,909		FLORIDA 7	GRUPO CIFRA
PULPAS	1,083	9,000		581			MULLINS
OTROS				9,122			GRATEL QUERETARO
NARANJADAS	3,433	40,923	3,460	72,488	14.20	TROPICANA	WAL MART DE MEXICO
							CADENA COM OXXO
TOTAL		423,439		718,337			

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 1 YEAR 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 2
CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			2,460	78,027	BRASIL	VALLE REDONDO	AROUCAR R. VENDING
JUGOS Y NECTARES			320	16,071	USA	VALLE REDONDO	GOURMET AWARDS
REFRESCOS			81	3,645	USA	VALLE REDONDO	GOURMET AWARDS
JUGOS Y NECTARES			177	8,199	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
BEBIDAS DE FRUTAS			137	7,599	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
JUGOS Y NECTARES			3	93	SURINAM	VALLE REDONDO	KING'S ENTERPRISES
JUGOS Y NECTARES			23	738	COSTA RICA	VALLE REDONDO	MERCANTIL DE AL... N
JUGOS Y NECTARES			46	1,407	EL SALVADOR	VALLE REDONDO	IND. CRISTAL DE C... N
JUGOS Y NECTARES			6	205	CUBA	VALLE REDONDO	C I NEGINTER DE C...
JUGOS Y NECTARES			6	259	ISLAS CANARIAS	VALLE REDONDO	SOTABAC SOCORRO T
JUGOS Y NECTARES			265	11,269	VENEZUELAS	VALLE REDONDO	ALIMENTOS CALIFORN
JUGOS Y NECTARES			4	142	CANADA	VALLE REDONDO	QUE PASA MEXICAN FO
JUGOS Y NECTARES			5	233	CHILE	VALLE REDONDO	ABU GOSCH Y CIA/VI...
JUGOS Y NECTARES			7	253	PANAMA	VALLE REDONDO	CALOX PANAMEÑA
JUGOS Y NECTARES			12	381	TRINIDAD Y TOBAGO	VALLE REDONDO	FINELINE DISTRIBUTO
JUGOS Y NECTARES			20	877	JAMAICA	VALLE REDONDO	CARI MED LIMITED
JUGOS Y NECTARES			13	412	BELICE	VALLE REDONDO	MAJIL MEXICAN PRODU
JUGOS Y NECTARES			15	534	SAINT MARTEEN	VALLE REDONDO	ST MARTEEN SOPER F
BEBIDAS DE FRUTA			81	3,036	ECUADOR, JAPON, ARUB	VALLE REDONDO	VARIOS
PULPAS			342	3,889	USA		AGRA INTERNACIONAL
PULPAS			97	1,092	ISRAEL		MEDIJUICE LIMITED
JUGOS Y NECTARES			2	106	ESPAÑA	VALLE REDONDO	GENERAL/KRESTO
TOTAL				138,467			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KG.

JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 743 627

Number of shares Outstanding at the Date of the NFEA. — 58 151 709
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED?   [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0 00		0 00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2001 — 2 458 345

Number of shares Outstanding at the Date of the NFEA: — 58,126,208
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF 2000	
Number of shares Outstanding at the Date of the NFEA	0
(Units)	0

STOCK EXCHANGE CODVALLE
JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12

SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (CUFIN)

(Thousands of Pesos)

ANNEX 12

SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

RAZON SOCIAL. JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12 - A

SCEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVESTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF. 2000 — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 58,151,709

☐ ARE FIGURES FISCALLY AUDITED?

☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 58,126,208

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF. 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCH NGE CODE VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER 1 YEAR 2001

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,126,208			58,126,208	57,545	
TOTAL			58,126,208	0	0	58,126,208	57,545	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
58,126,208
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	709,501	4.63901	4.41000

MEXICAN STOCK EXCHANGE
SIFIC ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER 1 YEAR 2001

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF MARCH OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RICARDO JAVIER SANTANA SPINDOLA
GERENTE DE CONTABILIDAD

C.P. MARIO MERCADO VARGAS
DIRECTOR CORPORATIVO DE ADMINISTRACION

TEPOTZOTLAN, MEX, AT APRIL 30 OF 2001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 30/04/2001 18:46

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: JUGOS DEL VALLE S A DE C V
DO MICILIO: AV INSURGENTES NO 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX
TELEFONO: 5876-06-00 5899-10-00
FAX: 5899-10-86 AUTOMATICO: X
E-MAIL: mmercado@jvalle.com.mx
DIRECCION DE INTERNET www.jvalle.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: JVA780420DM3
DOMICILIO AV INSURGENTES NO 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE: C.P. JORGE HERNANDEZ TREJO
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING MANUEL ALBARRAN MACOUZET
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: mam2@jvalle.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC ROBERTO ALBARRAN CAMPILLO
DOMICILIO: AV. EJERCITO NACIONAL NO 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 30/04/2001 18:45

TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ralbarran@jvalle.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y CONTROL DE GESTION
NOMBRE:	C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5757-97-77
FAX:	5395-89-18
E-MAIL:	anrodnguez@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	INSURGENTES NUM. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F
TELEFONO:	5899-10-33
FAX:	5876-10-86
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE CONTABILIDAD
NOMBRE:	C.P. RICARDO SANTANA SPINDOLA
DOMICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5876-06-00
FAX:	5899-10-62
E-MAIL:	rsantana2@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. LAURA VALTIERRA LEON
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	lvaltierra@jvalle.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ANTONIO FRANCK CABRERA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA 30/04/2001 18:46

DOMICILIO: PASEO DE LAS PALMAS NO. 405 3ER. PISO
COLONIA: COL. LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5540-92-05
FAX: 5540-92-00
E-MAIL: afranck@fgdr.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: GERENTE JURIDICO
NOMBRE: LIC. VICTOR MANUEL GALVAN MARTINEZ
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: vgalvan@jvalle.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: VICEPRESIDENTE CORPORATIVO
NOMBRE: LIC. EDUARDO MARINO LOPEZ
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: emanno@jvalle.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR CORPORATIVO DE ADMINISTRACION
NOMBRE: C.P. MARIO MERCADO VARGAS
DOMICILIO: INSURGENTES NUM. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5899-10-00
FAX: 5899-10-62
E-MAIL: mmercado@jvalle.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: GERENTE DE PLANEACION FINANCIERA Y RELACION CON INVERSIONIST
NOMBRE: ING. ALFREDO HUERTA CHABOLLA
DOMICILIO: AV. EJERCITO NACIONAL.
COLONIA: PALMAS POLANCO NO. 904
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: ahuerta@jvalle.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE

FECHA: 30/04/2001 18:46

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS. INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTES SECOND QUARTER 2001

C.P. Mario Mercado Vargas

July 25, 2001

QUARTER 2 YEAR: 2001

FINANCIAL STATEMENT NOTES (1)
ANNEX 2

NOTE 1PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

MANAGEMENT REPORT

Jugos del Valle's consolidated sales volume continues its growth tendency with 47.6 million boxes, an increase of 25.2% compared to the same period of 2000.

Domestic market sales of Ps. 40.1 million represented an increase of 21.0% over the previous year. The gain was due mainly to 38.8% growth in sales of carbonated drinks, 29,8% in juice and nectars, and to the sales volume delivered by the new business Florida 7.

In the international market growth of invoiced volume grew 54.3% over 2000, derived mainly from Brazil and Venezuela.

For the second quarter, sales volume of 24.8 million boxes represented an increase of 8.3% compared to the first quarter of the year, and 27.3% compared to the second quarter of 2000.

Consolidated net income for the quarter was 1,749 million pesos, an increase 12.7% overe the same quarter 2000.

Net income from the domestic market increased 11.8%, compared to the second quarter of 2000. The growth was mainly due to a 25.2% gain in carbonated drinks and an 18.2% gain in juice and nectars.

Net income for the international market increased 18.1%, highlighting the growth of sales n Brazil of 53.8%. In terms of dollars, sales in the international market grew 36.5%. The growth in terms of pesos was affected by exchange rates.

New products represented 16.2% of consolidated income for 2001, and the international division represented 15.1%.

Consolidated gross profit reached 834.8 million pesos, an increase 16.6% compared with the same period of last year. Gross margin was 47.7% representing a 1.6 point increase. Consolidated gross margin for the domestic market was 49.8%.

Gross margin for the quarter was 48.2%, and increase of 0.9 points from first quarter 2001, and 1.7 points from second quarter 2000, even though the gross was still affected by a

general decrease in profitability margins from the international operations, due to the exchange rate.

Operating expenses increased 7.5% compared to the previous year, mainly as a result of the incorporation of Florida 7, and variable sales and distribution expenses associated with growth in invoiced volume of 25.2%.

Consolidated operating expenses in relation to net income were reduced by 40.2% compared to 42.1% during the same period of 2000. The reduction was the result of the continued implementation of a strict control on fixed operating expenses.

Consolidated operating income reached 131.9 million pesos, an increase of 111.5% compared to the same period of 2000, and 7.5% in relation to net income. Operating profit practically matched the 4.0% posted during the first half of the previous year. Operating margin for the local market was 8.8%.

EBITDA for the first half of the year reached 199.2 million pesos, a 45.1% increase from 2000. EBITDA margin was 11.4%.

Integral cost of financing reached 20.7 million pesos, representing 1.2% of net sales, compared with 4.3% for 2000, a decrease of 69.1% mainly due to the favorable fluctuation of the foreign exchange position and low interest expenses due to the decrease of bank debt and lower interest rates.

Income tax provision includes an item of 15.6 million pesos in deferred taxes, as a result of the application of the D-4 Bulletin.

The Company has an unfavorable extraordinary item for 9.2 million pesos due to the distribution of net income for last year, and provisions for restructuring indemnification.

As a result of these factors, consolidated net result for the second quarter was 29.2 million pesos, representing 1.7% of net income, a significant improvement compared to the 40.2 million peso loss for the same period of 2000.

Compared to consolidated results for 2000, the Company improved its financial benchmarks. The Company reduced from 42 to 39 days accounts receivable, increased liquidity ratio from 1.2 to 1.4, improved operating results to paid interests from 0.06 to 2.06 times, and significantly decreased leverage from 1.38 to 0.71 (not considering D-4 effect).

Due to the positive extraordinary item in the fourth quarter of 2000, the Company was able to reduce providers' liabilities of 118.09 million pesos, and bank debt of 215.9 million pesos compared to the fourth quarter of 2000. Besides, the Company financed its investment projects and ended the second quarter with a solid cash position and temporary investments.

In summary the Company has significantly improved gross margins on domestic and international products. The Company has established reductions and controls in fixed

operating expenses that have allowed moderate increases in operating income. In addition, the Company has continued sales growth due largely to its diversification and expansion strategy.

Increases in operating margins for domestic operations, growth in new products, consolidation of carbonated drinks, the direct distribution network, acquisition of Florida 7, and generation of positive results in Brazil have contributed to improved profitability that will generate more value for our stockholders.

Roberto Albarrán Campillo
Chief Executive Officer

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **2** Year: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	TOTAL ASSETS	3,041,767	100	3,180,785	100
2	CURRENT ASSETS	1,325,952	44	1,255,842	39
3	CASH AND SHORT-TERM INVESTMENTS	218,127	7	136,638	4
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	429,333	14	391,491	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	240,898	8	270,581	9
6	INVENTORIES	391,768	13	405,385	13
7	OTHER CURRENT ASSETS	45,826	2	51,747	2
8	LONG-TERM	0	0	74,668	2
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	74,668	2
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,449,470	48	1,529,835	48
13	PROPERTY	99,388	3	111,475	4
14	MACHINERY AND INDUSTRIAL	1,390,859	46	1,374,275	43
15	OTHER EQUIPMENT	477,986	16	436,999	14
16	ACCUMULATED DEPRECIATION	615,871	20	514,020	16
17	CONSTRUCTION IN PROGRESS	97,108	3	121,106	4
18	DEFERRED ASSETS (NET)	258,984	9	312,684	10
19	OTHER ASSETS	7,361	0	7,756	0
20	TOTAL LIABILITIES	1,585,248	100	2,014,328	
21	CURRENT LIABILITIES	976,708	62	1,275,211	63
22	SUPPLIERS	423,774	27	463,309	23
23	BANK LOANS	366,401	23	620,228	31
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	20,949	1	43,610	2
26	OTHER CURRENT LIABILITIES	165,584	10	148,064	7
27	LONG-TERM LIABILITIES	288,309	18	416,763	21
28	BANK LOANS	274,821	17	395,185	20
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	13,488	1	21,578	1
31	DEFERRED LOANS	320,231	20	322,354	16
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	1,456,519		100 1,166,457	
34	MINORITY INTEREST	2,872		19,721	2
35	MAJORITY INTEREST	1,453,647	100	1,146,736	98
36	CONTRIBUTED	588,717	40	588,614	50
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,628	4	57,581	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	285,276	20	285,243	24
39	PREMIUM ON SALES OF SHARES	245,813	17	245,790	21
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	864,930	59	558,122	48
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,052,462	72	665,529	57
43	REPURCHASE FUND OF SHARES	76,451	5	76,128	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(293,143)	(20)	(143,379)	(12)
45	NET INCOME FOR THE YEAR	29,160	2	(40,156)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**218,127**	**100**	**136,638**	100
46	CASH	19,423	9	12,526	9
47	SHORT-TERM INVESTMENTS	198,704	91	124,112	91
18	**DEFERRED ASSETS (NET)**	**258,984**	**100**	**312,684**	
48	AMORTIZED OR REDEEMED EXPENSES	160,415	62	179,148	57
49	GOODWILL	98,143	38	79,063	25
50	DEFERRED TAXES	426	0	54,473	17
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**976,708**	**100**	**1,275,211**	
52	FOREING CURRENCY LIABILITIES	305,137	31	392,005	31
53	MEXICAN PESOS LIABILITIES	671,571	69	883,206	69
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**165,584**	100	**148,064**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	165,584	100	148,064	100
27	**LONG-TERM LIABILITIES**	**288,309**	**100**	**416,763**	
59	FOREING CURRENCY LIABILITIES	254,700	88	360,747	87
60	MEXICAN PESOS LIABILITIES	33,609	12	56,016	13
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**13,488**	**100**	**21,578**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	13,488	100	21,578	100
31	**DEFERRED LOANS**	**320,231**	**100**	**322,354**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	314,631	98	319,317	99
67	OTHERS	5,600	2	3,037	1
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(293,143)**	100	**(143,379)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(13,748)	(5)	(36,970)	(26)
71	INCOME FROM NON-MONETARY POSITION	(279,395)	(95)	(106,409)	(74)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	349,244	(19,369)
73	PENSIONS FUND AND SENIORITY	1,936	1,845
74	EXECUTIVES (*)	28	18
75	EMPLOYERS (*)	1,872	1,843
76	WORKERS (*)	2,358	2,299
77	CIRCULATION SHARES (*)	58,235,008	58,187,709
78	REPURCHASED SHARES (*)	600,701	648,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR2001

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	1,748,510	100	1,551,530	100
2	COST OF SALES	913,698	52	835,542	54
3	**GROSS INCOME**	834,812	48	715,988	46
4	OPERATING	702,958	40	653,633	42
5	**OPERATING**	131,854	8	62,355	4
6	TOTAL FINANCING	20,748	1	67,100	4
7	**INCOME AFTER FINANCING COST**	111,106	6	(4,745)	0
8	OTHER FINANCIAL OPERATIONS	48,391	3	11,490	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	62,715	4	(16,235)	(1)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	25,349	1	25,731	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	37,366	2	(41,966)	(3)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	37,366	2	(41,966)	(3)
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	37,366	2	(41,966)	(3)
16	EXTRAORDINARY ITEMS NET EXPENSES	9,251	1	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	28,115	2	(41,966)	(3)
19	NET INCOME OF MINORITY INTEREST	(1,045)		(1,810)	0
20	**NET INCOME OF MAJORITY INTEREST**	29,160	2	(40,156)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	1,748,510	100	1,551,530	100
21	DOMESTIC	1,484,678	85	1,328,046	86
22	FOREIGN	263,832	15	223,484	14
23	TRANSLATED INTO DOLLARS (***)	29,222	2	21,467	1
6	**TOTAL FINANCING COST**	20,748	100	67,100	100
24	INTEREST PAID	64,022	309	76,660	114
25	EXCHANGE LOSSES	0	0	31,886	48
26	INTEREST EARNED	28,088	135	4,476	7
27	EXCHANGE PROFITS	1,438	7	0	0
28	GAIN DUE TO MONETARY POSITION	(13,748)	(66)	(36,970)	(55)
8	**OTHER FINANCIAL OPERATIONS**	48,391	100	11,490	100
29	OTHER NET EXPENSES (INCOME) NET	48,391	100	11,490	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	25,349	100	25,731	100
32	INCOME TAX	9,499	37	8,287	32
33	DEFERED INCOME TAX	15,608	62	17,444	68
34	WORKERS' PROFIT SHARING	242	1	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,452,215	2,044,966
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,249,836	2,836,444
39	OPERATION INCOME (**)	80,620	5,305
40	NET INCOME OF MAYORITY INTEREST(**)	468,527	(126,925)
41	NET CONSOLIDATED INCOME (**)	450,252	(126,925)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE QUARTER: 2 YEAR:2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	28,116	(41,966)
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	82,480	92,360
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	110,595	50,394
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	361,587	(3,871)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	472,182	46,523
6	CASH FLOW FROM EXTERNAL FINANCING	(218,499)	150,912
7	CASH FLOW FROM INTERNAL FINANCING	521	2,562
8	**CASH FLOW GENERATED (USED) BY FINANCING**	(217,978)	153,474
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	(72,992)	(102,580)
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	181,212	97,417
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	36,915	39,221
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	218,127	136,638

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE QUARTER: 2 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**82,480**	**92,360**
13	DEPRECIATION AND AMORTIZATION FOR THE	67,314	74,916
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	15,166	17,444
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**361,587**	**(3,871)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(23,080)	(62,498)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(45,309)	(29,896)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	602,464	(82,048)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(117,462)	128,653
22	+ (-) INCREASE (DECREASE) IN OTHER	(55,026)	41,918
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(218,499)**	**150,912**
23	+ SHORT-TERM BANK AND STOCK MARKET	(148,741)	(31,832)
24	+ LONG-TERM BANK AND STOCK MARKET	(67,131)	182,744
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(2,627)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**521**	**2,562**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	521	2,562
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(72,992)**	**(102,580)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(71,481)	(41,149)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	6,834	22,590
39	+ (-) OTHER ITEMS	(8,345)	(84,021)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** **2001**

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.61	%	(2.70)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	32.23	%	(11.07)	%
3	NET INCOME TO TOTAL ASSETS (**)	14.80	%	(3.99)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	48.90	%	(88.10)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.07	times	0.89	times
7	NET SALES TO FIXED ASSETS (**)	2.24	times	1.85	times
8	INVENTORIES ROTATION (**)	4.54	times	3.88	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39	days	39	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	22.47	%	16.18	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	52.12	%	63.33	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.09	times	1.73	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.32	%	37.37	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	19.89	%	27.24	%
15	OPERATING INCOME TO INTEREST PAID	2.06	times	0.81	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.05	times	1.41	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.36	times	0.98	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.96	times	0.67	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.84	times	0.62	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.33	%	10.71	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.33	%	3.25	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	20.68	%	(0.25)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	7.38	times	0.61	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.24	%	98.33	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(0.24)	%	1.67	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	97.93	%	40.11	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 2 | YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 7.74	$ (2.19)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 7.74	$ (2.19)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.16	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 24.96	$ 19.71
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.23 times	0.25 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.73 times	(2.24) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODEALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MANAGEMENT REPORT.

Jugos del Valle's consolidated sales volume continues its growth tendency with 47.6 million boxes, an increase of 25.2% compared to the same period of 2000.

Domestic market sales of Ps. 40.1 million represented an increase of 21.0% over the previous year. The gain was due mainly to 38.8% growth in sales of carbonated drinks, 29,8% in juice and nectars, and to the sales volume delivered by the new business Florida 7.

In the international market growth of invoiced volume grew 54.3% over 2000, derived mainly from Brazil and Venezuela.

For the second quarter, consolidated sales volume of 24.8 million boxes represented an increase of 8.3% compared to the first quarter of the year, and 27.3% compared to the second quarter of 2000.

Consolidated net income for the quarter was 1,749 million pesos, an increase 12.7% overe the same quarter 2000.

Net income from the domestic market increased 11.8%, compared to the second quarter of 2000. The growth was mainly due to a 25.2% gain in carbonated drinks and an 18.2% gain in juice and nectars.

Net income for the international market increased 18.1%, highlighting the growth of sales n Brazil of 53.8%. In terms of dollars, sales in the international market grew 36.5%. The growth in terms of pesos was affected by exchange rates.

New products represented 16.2% of consolidated income for 2001, and the international division represented 15.1%.

Consolidated gross profit reached 834.8 million pesos, an increase 16.6% compared with the same period of last year. Gross margin was 47.7% representing a 1.6 point increase. Consolidated gross margin for the domestic market was 49.8%.

Gross margin for the quarter was 48.2%, and increase of 0.9 points from first quarter 2001, and 1.7 points from second quarter 2000, even though the gross was still affected by a general decrease in profitability margins from the international operations, due to the exchange rate.

Operating expenses increased 7.5% compared to the previous year, mainly as a result of the incorporation of Florida 7, and variable sales and distribution expenses associated with growth in invoiced volume of 25.2%.

Consolidated operating expenses in relation to net income were reduced by 40.2% compared to 42.1% during the same period of 2000. The reduction was the result of the continued implementation of a strict control on fixed operating expenses.

Consolidated operating income reached 131.9 million pesos, an increase of 111.5% compared to the same period of 2000, and 7.5% in relation to net income. Operating profit practically matched the 4.0% posted during the first

half of the previous year. Operating margin for the local market was 8.8%.

EBITDA for the first half of the year reached 199.2 million pesos, a 45.1% increase from 2000. EBITDA margin was 11.4%.

Integral cost of financing reached 20.7 million pesos, representing 1.2% of net sales, compared with 4.3% for 2000, a decrease of 69.1% mainly due to the favorable fluctuation of the foreign exchange position and low interest expenses due to the decrease of bank debt and lower interest rates.

Income tax provision includes an item of 15.6 million pesos in deferred taxes, as a result of the application of the D-4 Bulletin.

The Company has an unfavorable extraordinary item for 9.2 million pesos due to the distribution of net income for last year, and provisions for restructuring indemnification.

As a result of these factors, consolidated net result for the second quarter was 29.2 million pesos, representing 1.7% of net income, a significant improvement compared to the 40.2 million peso loss for the same period of 2000.

Compared to consolidated results for 2000, the Company improved its financial benchmarks. The Company reduced from 42 to 39 days accounts receivable, increased liquidity ratio from 1.2 to 1.4, improved operating results to paid interests from 0.06 to 2.06 times, and significantly decreased leverage from 1.38 to 0.71 (not considering D-4 effect).

Due to the positive extraordinary item in the fourth quarter of 2000, the Company was able to reduce providers' liabilities of 118.09 million pesos, and bank debt of 215.9 million pesos compared to the fourth quarter of 2000. Besides, the Company financed its investment projects and ended the second quarter with a solid cash position and temporary investments.

In summary the Company has significantly improved gross margins on domestic and international products. The Company has established reductions and controls in fixed operating expenses that have allowed moderate increases in operating income. In addition, the Company has continued sales growth due largely to its diversification and expansion strategy.

Increases in operating margins for domestic operations, growth in new products, consolidation of carbonated drinks, the direct distribution network, acquisition of Florida 7, and generation of positive results in Brazil have contributed to improved profitability that will generate more value for our stockholders.

Roberto Albarrán Campillo
Chief Executive Officer

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Comparability – The most important aspects that affect the comparability of the financial statements are:

- New Bulletin D-4. In May, 1999, the Mexican Institute of Public Accountants issued the new Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4), which came into effect on January 1, 2000, becoming mandatory. In accordance with D-4, the provisions for income tax and workers' profit sharing are recorded in the results for the year in which they are incurred. It also recognizes deferred effects caused by timing differences.

b) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to June 30, 2001, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

c) Conversion of the financial statements of international joint-ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of June 30, 2001.

1.- The Companies Jugos del Valle USA, Inc. and subsidiary, located in USA and Puerto Rico and Jugos del Valle España, S. L., located in the city of Madrid, Spain, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the

integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.
Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- Holdinbras Participacoes, LTDA and its Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

d) Inventories and Sales Cost

- Inventories are valued at reposition costs and should not exceed its net realization value.

- Sales cost are valued in constant pesos using the reposition cost as a base.

e) Property, Plant, and Equipment

These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

f) Installation, Deferred, Patent and Trademark Expenses-

- Recorded at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

g) Investment in Subsidiaries-

- The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

h) Temporary Investments-

- Valued at acquisition cost plus the accrued yield, which does not exceed market value.

i) Basic Profits (Loss) per Ordinary Share-

- The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the periods between January to June of 2001 and 2000.

j) Labor Liabilities-

- Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

- Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

k) Income Tax and Workers' Profit-Sharing-

- As of January 1, 2000, the Company applied the guidelines established in the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit-Sharing," issued by the Mexican Institute of Public Accountants.

l) Transactions and Valuations of Balances in Foreign Currencies-

-Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

m) Reserve for the Repurchase of Common Shares-

- In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

n) Use of Estimates-

- The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

o) Cash-

- Bulletin C-1, "Cash", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning cash and cash equivalents. The standards set out in Bulletin C-1 were applied in the preparation of the financial statements as of June 30, 2001 and 2000, and correspond to the accounting practices followed by the Company prior to the issuance of the Bulletin.

p) Financial Instruments-

-Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning financial information, applicable to issuers of, or investors in financial instruments. The financial statements as of June 30, 2001and 2000, follow the guidelines set out in Bulletin C-2; however, the Company has followed the practice of not engaging in operations with speculative instruments.

NOTE 3 STOCK MARKET CREDITS

As of June 30, 2001, the Company did not have any credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

As of June 30, 2001, the Company had the following commitments and contingencies:

1.- Jugos del Valle, S.A. de C.V. is jointly liable for the loans granted to its subsidiary Company, Sucos del Valle Do Brasil, LTDA in the amount of R$13,460 371 (reales) with a maturity date of January 5, 2006. This credit was contracted for a term of six years, including a grace period of one year at a preferential interest rate called TJLP, plus a spread of 5 points.

2.- Grupo Embotellador del Valle, S.A. de C.V. (Subsidiary de Promotora del Valle Guajardo, S.A. de C.V.) has various federal and labor contingencies from fiscal years 1998 and previous years. As of the date of this report, the studies and agreements with the respective authorities have not been concluded. However, these contingencies have been recognized by the Guajardo family (former owners) and they assume responsibility for payment arising from any demand or lawsuit, according to the agreement signed January 3, 2001. To date there have been no guarantees respecting this signed.

3.- Florida7, S.A. de C.V. has a commitment to rent a building located at Calzada México - Xochimilco # 288, lasting until December 31, 2001 with monthly rent of US$35,000.

It also is obligated to vacate the building on December 31, 2001. If said company fails to do so, it will have to pay a monthly rent of US $105,000 plus value-added tax.

NOTE 5: Shareholders´ Equity

SHAREHOLDERS' EQUITY	NOMINAL	RESTATED	TOTAL
Equity	57,628	285,276	342,904
Premium on issuance of shares	73,774	172,039	245,813
Retained Earnings (Liabilities)	783,576	268,886	1,052,462
Accumulative Results	772,294	251,387	1,023,681
Legal reserve	11,282	17,499	28,781
	783,576	268,886	1,052,462
Reserve for buyback of shares	21,630	54,821	76,451
Excess in restatement of Shareholders´ equity	14,683	37,892	52,575
Accumulated effect of deferred income tax	(309,971	(35,747)	(345,718)
	(295,288	2,145	(293,143)
Fiscal Year Results	29,135	25	29,160
TOTAL	670,455	783,192	1,453,647
Minority interest	1,251	1,621	2,872
Consolidated Shareholders' Equity TOTAL	671,706	784,813	1,456,519

NOTE 8: DEFERRED TAXES

The income shown in the financial statements differs from tax results due mainly to the effect of permanent differences in items included in the Income Statements in order to reflect the effects of inflation; and to non-significant timing differences affecting financial and tax results over several fiscal years.
Under Mexico's current Tax Laws, Companies must pay the higher of ISR and IMPAC. Both taxes recognize the effects of inflation, albeit differently from Mexican Generally Accepted Accounting Principles. Mexico's current Tax on Assets Law establishes a tax rate of 1.8% on restated assets, inventories, properties, plants and equipment, minus certain liabilities.

a) The determination of deferred income tax was made through the assets and liabilities method, which compares the accounting and tax values of these items. This comparison results in timing differences to which the corresponding tax rates are applied. Deferred Workers´ Profit-Sharing is determined by temporary

differences resulting from comparison of the entries in the statement of income with the integration of the taxable base for legal purposes.

Deferred tax on assets corresponds to the amount refundable that has been paid in excess of the income tax incurred. It may be refunded or compensated for according to current legal provisions. This entry decreases the liability for deferred income tax.

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '01	1,105,170	1,116,221	4,949	4,972	4,972	338.462	343.694
Feb. '01	1,105,564	1,115,289	(1,978)	(1,996)	2,976	338.238	343.694
March '01	1,105,145	1,117,525	17,107	17,115	20,091	340.381	343.694
April '01	1,105,145	1,124,267	9,405	9,411	29,502	342.098	343.694
May '01	1,104,950	1,126,504	6,774	6,780	36,283	342.883	343.694
June '01	1,105,592	1,128,913	(7,122)	(7,122)	29,160	343.694	343.694
July '00	666,703	698,868	(7,818)	(7,299)	20,861	323.753	343.694
Aug. '00	666,699	701,597	(20,776)	(21,935)	(1,074)	325.532	343.694
Sep. '00	666,688	707,653	(150)	(157)	(1,232)	327.910	343.694
Oct. '00	666,638	712,136	(38,070)	(39,631)	(40,863)	330.168	343.694
Nov. '00	666,638	718,135	(12,978)	(14,099)	(54,962)	332.991	343.694
Dec. '00	666,584	726,281	501,883	512,473	457,511	336.596	343.694

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	FAB Y VTA DE JUGOS Y NECT DE FRUTAS	1,145,996	99.99	11,460	94,392
2 ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V.	PREST DE SERV DE DISTRIB Y VTA DE PROD.	449,996	99.99	450	2,923
3 COMERCIALIZADORA VALVITA, S.A. DE C.V.	FAB VENTA DE SALSA DE TOMATE	6,354,202	99.99	6,354	9,516
4 INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERAC DE MUEBLES E INM	49	98.00	49	49
5 JUGOS DEL VALLE USA, INC Y SUBSIDIARIA	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	19,960	99.99	15,824	(6,201)
6 HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA	FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT	47,669,678	99.99	272,473	53,421
7 PROMOTORA DEL VALLE GUAJARDO, S.A. DE C.V. Y SUBS	PROD. VTA Y DIST. DE BEB CARB.	153,383	100.00	152,574	74,959
8 JUGOS DEL VALLE ESPAÑA, S.L	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	2,533	99.99	693	(1,178)
9 CODEMEXICO, S.A. DE C.V.	FABRICACION DE LACTO BASILOS	4,494,565	60.00	5,096	493
10 FLORIDA 7, S.A. DE C.V.	FAB, CPRA VTA DE JGOS, NECT Y BEB FRUT	28,435,642	99.99	141,638	66,144
TOTAL INVESTMENT IN SUBSIDIARIES				**606,611**	**294,518**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**294,518**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	29,341	5,637	23,704	54,093	8,757	69,040
MACHINERY	475,796	125,596	350,200	915,063	265,116	1,000,147
TRANSPORT EQUIPMENT	101,097	40,417	60,680	69,466	37,013	93,133
OFFICE EQUIPMENT	17,997	5,490	12,507	18,860	11,421	19,946
COMPUTER EQUIPMENT	66,448	51,738	14,710	53,829	15,212	53,327
OTHER	56,116	15,694	40,422	94,173	33,780	100,815
DEPRECIABLES TOTAL	**746,795**	**244,572**	**502,223**	**1,205,484**	**371,299**	**1,336,408**
NOT DEPRECIATION ASSETS						
GROUNDS	4,833	0	4,833	11,121	0	15,954
CONSTRUCTIONS IN PROCESS	93,943	0	93,943	3,165	0	97,108
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**98,776**	**0**	**98,776**	**14,286**	**0**	**113,062**
TOTAL	**845,571**	**244,572**	**600,999**	**1,219,770**	**371,299**	**1,449,470**

STOCK EXCHANGE CODE: JVALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER 2 YEAR 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos: Until 1 Year	Denominated in Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BITAL	02/07/2001	15.40	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	31/07/2001	14.56	3,712	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	07/08/2001	15.00	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BAJIO	10/07/2001	17.18	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	18/08/2001	18.20	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	30/07/2001	6.47	0	0	0	0	0	0	0	0	30,243	0	0	0	0	0
RABOBANK	09/07/2001	6.47	0	0	0	0	0	0	0	0	9,081	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/2002	15.45	5,714	2,857	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	30/07/2003	15.95	16,000	18,667	0	0	0	0	0	0	0	0	0	0	0	0
P N C BANK	02/05/2003	5.06	0	0	0	0	0	0	0	0	0	642	642	0	0	0
RABOBANK	30/09/2001	7.27	0	0	0	0	0	0	0	0	0	7,551	0	0	0	0
RABOBANK	18/05/2004	4.50	0	0	0	0	0	0	0	0	0	2,258	2,258	2,258	0	0
BANAMEX	12/06/2007	7.28	0	0	0	15,101	15,101	15,101	15,101	30,204	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	15/01/2006	14.25	0	0	0	0	0	0	0	0	0	11,051	11,051	11,051	11,051	11,870
ARENDAMIENTO FINANCIERO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2002	18.39	2,825	1,078	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/01/2003	18.39	161	113	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/06/2003	18.39	2,837	3,247	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2003	18.39	227	358	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/05/2003	17.89	4,474	4,907	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	08/04/2004	18.95	561	1,784	0	0	0	0	0	0	0	0	0	0	0	0
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUDAMERIS	02/07/2001	23.27	0	0	0	0	0	0	0	0	7,359	0	0	0	0	0
SUDAMERIS	21/08/2001	7.06	0	0	0	0	0	0	0	0	678	0	0	0	0	0
SUDAMERIS	27/08/2001	7.06	0	0	0	0	0	0	0	0	640	0	0	0	0	0
SUDAMERIS	04/09/2001	7.06	0	0	0	0	0	0	0	0	632	0	0	0	0	0

STOCK EXCHANGE CODE: [illegible]
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
SUDAMERIS	08/08/2001	7.08	0	0	0	0	0	0	0	0	603	0	0	0	0	0
SUDAMERIS	09/10/2001	7.08	0	0	0	0	0	0	0	0	835	0	0	0	0	0
BILBAO VIZCAYA	30/07/2001	22.55	0	0	0	0	0	0	0	0	4,436	0	0	0	0	0
SAFRA	27/08/2001	22.55	0	0	0	0	0	0	0	0	1,877	0	0	0	0	0
BCN	29/08/2001	21.04	0	0	0	0	0	0	0	0	7,806	0	0	0	0	0
ABC	01/10/2001	22.65	0	0	0	0	0	0	0	0	3,664	0	0	0	0	0
SENIOR SECURED			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/08/2006	9.01	0	0	0	0	0	0	0	0	0	0	0	0	0	0
												38,508	38,508	38,508	38,508	0
TOTAL BANKS			216,311	33,609	0	18,101	18,101	18,101	18,101	30,204	74,678	60,010	52,459	51,817	49,669	11,870
PROVEEDORES																
MATERIALES			252,827	0	26,454	0	0	0	0	0	29,224	0	0	0	0	0
REFACCIONES			0	0	61,331	0	0	0	0	0	0	0	0	0	0	0
ACTIVO FIJO			0	0	0	0	0	0	0	0	23,873	0	0	0	0	0
FLETEROS			29,910	0	0	0	0	0	0	0	151	0	0	0	0	0
TOTAL SUPPLIERS			282,737	0	87,789	0	0	0	0	0	53,248	0	0	0	0	0
DIVERSAS PROVISIONES			151,574	0	0	0	0	0	0	0	14,010	0	52	0	0	13,436
OTHER CURRENT LIABILITIES AND OTHER CREDITS			151,574	0	0	0	0	0	0	0	14,010	0	52	0	0	13,436
			650,622	33,609	87,789	18,101	18,101	18,101	18,101	30,204	142,237	60,010	52,511	51,817	49,669	25,306

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE $9.0608

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	11,768	111,320	15,646	135,581	246,901
OTHER	1,808	16,930	0	0	16,930
TOTAL	**13,576**	**128,250**	**15,646**	**135,581**	**263,831**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	9,106	85,955	0	0	85,955
INVESTMENTS	0	0	0	0	0
OTHER	100	936	0	0	936
TOTAL	**9,206**	**86,891**			**86,891**
NET BALANCE	**4,370**	**41,359**	**15,646**	**135,581**	**176,940**
FOREING MONETARY POSITION					
TOTAL ASSETS	**16,080**	**145,656**	[illegible]	[illegible]	226,285
LIABILITIES POSITION	**26,011**	**404,562**	**17,926**	**155,969**	**560,531**
SHORT TERM LIABILITIES POSITION	10,805	201,870	11,474	103,961	305,831
LONG TERM LIABILITIES POSITION	15,206	202,692	6,452	52,008	254,700
NET BALANCE	**(9,931)**	**(258,906)**	**(9,028)**	**(75,340)**	**(334,246)**

NOTES

LOS TIPOS DE CAMBIO QUE SE UTILIZARON FUERON:

MONEDA-REALES (TIPO DE CAMBIO A DOLARES) 0.43640
MONEDA-PESETAS (TIPO DE CAMBIO A DOLARES) .00510
TIPO DE CAMBIO OFICIALES EN DOLARES ES DE $9.0608

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,209,298	2,613,138	403,841	0.55	2,221
FEBRUARY	1,213,127	1,630,819	417,692	0.07	(292)
MARCH	1,241,962	1,629,808	387,847	0.63	2,443
APRIL	1,203,831	1,658,275	454,444	0.50	2,272
MAY	1,084,489	1,523,660	439,171	0.23	1,010
JUNE	1,143,453	1,578,392	440,339	0.24	1,044
ACTUALIZATION:	0	0	0	0.00	74
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	4,976
OTHER	0	0	0	0.00	0
TOTAL					13,748

NOTES

CIAS. EXTRANJERAS:

JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOES, LTDA
JUGOS DEL VALLE ESPAÑA, S.L.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	6,713	39
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	1,691	8
PLANTA PUERTO RICO	FAB Y VENTA DE BEBIDAS DE FRUTAS	445	40
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	10,774	46
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	13,780	43
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	7,126	33
PLANTA TEPEJI DEL RIO	FAB Y VENTA DE PRODUCTOS LACTEOS	128	45
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	9,606	42
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	12,145	12
PLANTA TEPOTZOTLAN	FRABRIC. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	34,002	71
PLANTA ZACATECAS	FAB. DE PULPAS Y CONCENTRADOS DE FRUTA	3,279	100
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	1,804	68

NOTES

CAPACIDAD INSTÁLADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ C/U
*CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT,CONFRUTTA ,VALLE RED	PULPAS	CONSERVERA PENZTKE	SI	15.30
	IND.ALIM. DE ZACATECAS		CORP. ACONCAGUA		
			FLEXO RICO		
AZUCAR	COPROBAMEX			SI	4.90
FRUCTUOSA	ALMEX, S.A.			SI	5.00
BOTELLAS	VIDRIERIA QUERETARO, S.A.			SI	10.80
	VIDRIERIA LOS REYES, S.A.				
BOTES	FAMOSA Y VAN CAN			SI	6.10
TAPAS	FAMOSA, VAN CAN, A.P.S.A.			SI	6.00
	WHITE CAP COMBIBLOC, PORTOLA				
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	9.30
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	2.50
OTROS					16.60

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	24,253	583,952	16,566	812,756	36.30	VALLE REDONDO	ALM. AURRERA
						BOTELLIN	GIGANTE, S.A.
BEBIDAS DE FRUTA	8,090	117,261	7,748	289,068	27.20	FRUTSI	COMERCIAL MEXICANA
						BEBERE	GRATEL DISTRIBUCION
NARANJADAS	7,406	95,603	7,363	155,871	14.20	TROPICANA	CADENA COM OXXO
REFRESCOS	8,245	91,050	8,199	185,396		BARRILITOS	CASA LEY
						VALLE FRUT	
VALVITA	132	6,042	177	10,331		VAL VITA	TIENDA ISSTE
KULTAI	57	4,374	57	4,921		KULTAI	NUEVA WAL MART DE M
							GRATEL QUERETARO
						FLORIDA 7	
PULPAS (KILOS)	3,037	28,293		915			MULLINS
OTROS				25,420			WAL MART DE MEXICO
							GRUPO CIFRA
TOTAL		926,575		1,484,678			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			4,725	135,473	BRASIL	VALLE REDONDO	AROUCAR R. VENDING
JUGOS Y NECTARES			919	42,580	USA	VALLE REDONDO	GOURMET AWARDS
REFRESCOS			247	10,492	USA	VALLE REDONDO	GOURMET AWARDS
JUGOS Y NECTARES			372	16,599	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
BEBIDAS DE FRUTAS			159	8,016	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
JUGOS Y NECTARES			2	107	ESPAÑA	VALLE REDONDO	JUGOS DEL VALLE ESP
JUGOS Y NECTARES			3	94	SURINAM	VALLE REDONDO	KING'S ENTERPRISES
JUGOS Y NECTARES			35	1,131	COSTA RICA	VALLE REDONDO	MERCANTIL DE ALIMEN
JUGOS Y NECTARES			48	1,512	EL SALVADOR	VALLE REDONDO	IND. CRISTAL DE CEN
JUGOS Y NECTARES			14	483	CUBA	VALLE REDONDO	C.I. NEGINTER COLOM
JUGOS Y NECTARES			9	378	ISLAS CONARIAS	VALLE REDONDO	SOTABAC SOCORRO T
JUGOS Y NECTARES			665	28,173	VENEZUELA	VALLE REDONDO	ALIMENTOS CALIFORN
JUGOS Y NECTARES			21	651	CANADA	VALLE REDONDO	QUE PASA MEXICAN FO
JUGOS Y NECTARES			5	235	CHILE	VALLE REDONDO	VELARDE HERMANOS
JUGOS Y NECTARES			22	774	PANAMA	VALLE REDONDO	CALOX PANAMEÑA
JUGOS Y NECTARES			18	592	TRINIDAD Y TOBAGO	VALLE REDONDO	FINELINE DISTRIBUTO
JUGOS Y NECTARES			49	2,054	JAMAICA	VALLE REDONDO	CARI MED LIMITED
JUGOS Y NECTARES			23	767	BELICE	VALLE REDONDO	MAJIL MEXICAN PRODU
JUGOS Y NECTARES			52	2,426	JAPON	VALLE REDONDO	ECO BUSSIES, LTD/ME
BEBIDAS DE FRUTA			146	4,363	ECUADOR, ARUBA, ETC	VALLE REDONDO	VARIOS
PULPAS			14,057	5,472	USA		AGRA INTERNACIONAL
PULPAS			97	1,100	ISRAEL		MEDIJUICE LIMITED C
PULPAS			1	360	SALVADOR, COLOMBIA		LACTO LIFE, E.U.
TOTAL				263,832			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KILOGRAMOS.

STOCK EXCHANGE COD VALLE

JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2001

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 743,627

Number of shares Outstanding at the Date of the NFEA: — 58,151,709
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED?   [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2001 — 2,482,191

Number of shares Outstanding at the Date of the NFEA: — 58,235,008
(Units)

STOCK EXCHANGE COD VALLE

RAZON SOCIAL: JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 58,151,709

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF JUNIO OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 58,235,008

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR2001

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,235,008			58,235,008	57,628	
TOTAL			58,235,008	0	0	58,235,008	57,628	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
58,235,008
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	600,701	4.23101	5.65000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR2001

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF JUNE OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RICARDO SANTANA SPINDOLA	C.P. MARIO MERCADO VARGAS
GERENTE DE CONTABILIDAD	DIRECTOR CORPORATIVO DE ADMON Y CONTRALORIA

TEPOTZOTLAN, MEX, AT JULY 26 OF 2001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE

FECHA: 26/07/2001 16:32

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: JUGOS DEL VALLE, S.A DE C.V.
DO MICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX
TELEFONO: 5876-06-00 5899-10-00
FAX: 5899-10-86 AUTOMATICO: X
E-MAIL: mmercado@jvalle.com.mx
DIRECCION DE INTERNETwww.jvalle.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: JVA780420DM3
DOMICILIO AV.INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE: C.P. JORGE HERNANDEZ TREJO
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING MANUEL ALBARRAN MACOUZET
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: mam2@jvalle.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. ROBERTO ALBARRAN CAMPILLO
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 26/07/2001 16:32

TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: ralbarran@jvalle.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR CORPORATIVO DE FINANZAS Y CONTROL DE GESTION
NOMBRE: C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5757-97-77
FAX: 5395-89-18
E-MAIL: anrodriguez@jvalle.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE: C.P. MARIO MERCADO VARGAS
DOMICILIO: INSURGENTES NUM. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5899-10-33
FAX: 5876-10-86
E-MAIL: mmercado@jvalle.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONTABILIDAD
NOMBRE: C.P. RICARDO SANTANA SPINDOLA
DOMICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5876-06-00
FAX: 5899-10-62
E-MAIL: rsantana2@jvalle.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: GERENTE JURIDICO
NOMBRE: LIC. LAURA VALTIERRA LEON
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: lvaltierra@jvalle.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ANTONIO FRANCK CABRERA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 26/07/2001 16:32

DOMICILIO:	PASEO DE LAS PALMAS NO. 405 3ER. PISO
COLONIA:	COL. LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-05
FAX:	5540-92-00
E-MAIL:	afranck@fgdr.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR JURIDICO EXTERNO
NOMBRE:	LIC. CHRISTIAN LIPPERT HELGUERA
DOMICILIO:	TORRE OPTIMA AV. PASEO DE LAS PALMAS NO. 405 3ER PISO
COLONIA:	PALMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-33
FAX:	5540-92-02
E-MAIL:	clippert@fgdr.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE CORPORATIVO
NOMBRE:	LIC. EDUARDO MARINO LOPEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	emarino@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	INSURGENTES NUM. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5899-10-00
FAX:	5899-10-62
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE PLANEACION FINANCIERA Y RELACION CON INVERSIONIST
NOMBRE:	ING. ALFREDO HUERTA CHABOLLA
DOMICILIO:	AV. EJERCITO NACIONAL.
COLONIA:	PALMAS POLANCO NO. 904
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ahuerta@jvalle.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE

FECHA: 26/07/2001 16:32

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
THIRD QUARTER 2001

Ing. Alfredo Huerta Chabolla

September 24, 2001

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

The Consolidated Net Income of Grupo Valle accumulated up to the third quarter of this year was in the amount of $2,608.8 million pesos, which represents an increase of 11.6% in respect to sales during the same period of 2000.

The domestic net income also increased 11.6% in respect to the same period of the previous year, highlighting a growth in the segment of juices and nectars of 21.6% and 37.2% in the Carbonated Drinks Division.

The net income of the international area also increased 11.6% highlighting the sales growth in Brazil of 36.3% in relation to the income of the same period during the previous year; the exports from Mexico were superior to 56.6%. In terms of dollars, the growth of income in the international area was of 27.2%. The increase of sales in Brazil in the real currency was of 106.5%. This has been affected in terms of pesos due to the favorable fluctuation of the exchange rate of Mexican pesos and the devaluation of the real.

The contribution of the new products to the total accumulated income was of 15.6%; the income of the international area represented 14.6% of the total income.

In relation to the third quarter, the net income of $838.1 million pesos was superior in 9.4% in relation to the same period of the previous year, with an outstanding growth in the segment of juices and nectars of 29.2% and 36.2% in the Carbonated Drinks Division in the domestic market and a growth of 70.4% of the exports from Mexico.

The accumulation of consolidated sales volume of Jugos del Valle to the third quarter maintains a constant tendency of growth displacing 71.5 million boxes during this period, which represents an increase of 22.9% compared to the same period of the previous year.

The sales on the domestic market of 60.1million boxes represent a growth in the invoiced volume of 19.1% compared to the same period of the previous year emphasizing the growth of the Carbonated Drinks Division of 28.9% and juices and nectars of 28.8%, which includes the contribution of Florida7 brand products.

In reference to the sales of the International area, the growth of the invoiced volume compared to the same period of the previous year was of 46.9%, of which the most outstanding growth was in Brazil and Venezuela.

During the third quarter of the year , there was a displacement of 24.0 million boxes, which represented an increase in the total volume of 18,7% in respect to the same quarter of the previous year. During this same period, the domestic sales grew 15.8% and the sales of the International area increased 35.6%.

The Consolidated Gross Income generated by Grupo Valle in the period January-September in the amount of $1250.3 million pesos is superior in 18.3% to that of the same period of the previous year. Expressed as a percentage of the net sales, it represents 47.9% of the gross margin, which shows an increase of 2.7 percentage points, and reflects as a reduction of the sales

cost, the actions taken for closing the San Luis Potosí and Puerto Rico plants, and the synergy obtained by the Corporate negotiations of the main inputs of the Group.

In relation to the third quarter of this year, the gross profit margin of 48.3% exceeds by 5.1 percentage points to that of the same period of 2000, and there is no variation in relation to the previous quarter, notwithstanding the general reduction of the margins of profitability in the international operations, derived from the favorable fluctuation of the exchange rates.

Operating Expenses of the period January - September, expressed in a percentage of net sales, represented 40.9%, with a reduction of 1.3 percentage points compared to the same period of 2000, as a result of the implemented plans of structures and operating fixed expenses reduction.

In relation to the previous quarter, we obtained a reduction in operating expenses of $17.1 million pesos that represents 4.6%.

As a consequence of the aforementioned, the accumulated Operating Result of the January - September period grew 164.8% from $69.5 million pesos in 2000 to $184.1 million pesos in the same period of 2001, and represents 7.1% in relation to net income, showing an increase of 4.1 percentage points in relation to the same period of the previous year. The operating profits of the accumulated domestic operation for the period was 8.1% ($181.1 million pesos).

It is very important to mention that the international area has had a significant recuperation of its operating profit in relation to the previous year, obtaining an operating margin of 7.4% in relation to its income (without taking Brazil into consideration). At this moment, Brazil is operating almost at break even point, so the contribution of the international area to the Consolidated Operating Profits of the Group is still very small ($3.0 million pesos), however, it is a relevant fact that we are operating with a positive margin even though the Brazilian Real was devaluated and the Mexican peso exchange rate had a favorable fluctuation.

The consolidated UAFIR generated by Grupo Valle in the period January - September in the amount of $288.4 million pesos, exceeds by $104.0 million pesos (56.4%) what was obtained in the same period of the previous year, this represents 11.1% over net sales, with an increase of 3.2 percentage points in relation to the previous year.

The Integral Cost of Financing reached $43.0 million pesos, representing 1.7% over net sales compared with 3.1% of the year 2000. This represents an actual decrease of $28.3 million pesos, mainly originated by a reduction in interest expenses, derived from the reduction of bank debts and interest rates.

During the period January - September 2001, the Company has incurred in a series of extraordinary non recurrent expenses, derived from its restructuring process; these are reflected in other expenses and products (other financial operations) that affect the net results of the period.

The Income Provision Tax includes an item of $15.7 million pesos in deferred taxes as a consequence of the application of the D-4 Bulletin.

There is an unfavorable Extraordinary Item in the amount of $12.7 million

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

pesos originated mainly by the payment of the Workers' Profit Sharing of previous years and provisions for indemnities due to restructuring.

There is also an item of the Discontinued Operating Results in the amount of $9.3 million pesos derived from the cost of the closing of the Puerto Rico plant and provisions for the payment of indemnities due to the closing and transference of Florida 7's manufacturing process to our plant in Tepotzotlán, State of Mexico.

As a result of all these factors, the Majority Net Result of the period was a profit of $6.1 million pesos, representing 0.2% in relation to net income, which shows a significant improvement compared to the loss of $70.7 million pesos in the same period of the previous year.

In reference to the financial situation of Grupo Valle, we can observe an improvement of the main financial indicators against that of the closing of 2000. The Company reduced from 42 to 40 days accounts receivable and increased the liquidity ratio from 1.18 to 1.33.

The interest paid (Ebitda to net interests) during the last twelve months increased from 1.15 to 2.93 times and the level of leverage decreased from 1.38 to 0.8 (not considering the D-4 effect).

In conclusion, the Company has improved the gross margins of its products, mainly in the domestic market and it is also continuing its reduction programs and control of fixed operating expenses that will allow moderate increases in the domestic operating income.
In reference to the international market, the improvement of sales prices, the reduction of implemented costs, and the important increase of invoiced volumes has contributed to the generation of a healthy and profitable business, and it has made a positive contribution to the operating results of the Group.

On the other hand, the integration of Florida7 to the domestic operation of Grupo Valle has generated an important synergy that will reflect additional operating savings and will undoubtedly contribute to the improvement, profitability, and value of the Company.

Lic. Roberto Albarrán Campillo
Director

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Comparability – The most important aspects that affect the comparability of the financial statements are:

- New Bulletin D-4. In May, 1999, the Mexican Institute of Public Accountants issued the new Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4), which came into effect on January 1, 2000, becoming mandatory. In accordance with D-4, the provisions for income tax and workers' profit sharing are recorded in the results for the year in which they are incurred. It also recognizes deferred effects caused by timing differences.

b) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to September 30, 2001, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

c) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of September 30, 2001.

1.- The Companies Jugos del Valle USA, Inc. and subsidiary, located in USA and Puerto Rico and Jugos del Valle España, S. L., located in the city of Madrid, Spain, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- Holdinbras Participacoes, LTDA and its Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

d) Inventories and Sales Cost

- Inventories are valued at reposition costs and should not exceed its net realization value.

- Sales cost are valued in constant pesos using the reposition cost as a base.

e) Property, Plant, and Equipment

These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

f) Installation, Deferred, Patent and Trademark Expenses-

- Recorded at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

g) Investment in Subsidiaries-

- The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

h) Temporary Investments-

- Valued at acquisition cost plus the accrued yield, which does not exceed market value.

i) Basic Profits (Loss) per Ordinary Share-

- The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the periods between January to September of 2001 and 2000.

j) Labor Liabilities-

- Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

- Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

k) Income Tax and Workers' Profit-Sharing-

- As of January 1, 2000, the Company applied the guidelines established in the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers´ Profit-Sharing," issued by the Mexican Institute of Public Accountants.

l) Transactions and Valuations of Balances in Foreign Currencies-

-Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

m) Reserve for the Repurchase of Common Shares-

- In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

n) Use of Estimates-

- The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

o) Cash-

- Bulletin C-1, "Cash", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning cash and cash equivalents. The standards set out in Bulletin C-1 were applied in the preparation of the financial statements as of September 30, 2001 and 2000, and correspond to the accounting practices followed by the Company prior to the issuance of the Bulletin.

p) Financial Instruments-

-Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning financial information, applicable to issuers of, or investors in financial instruments. The financial statements as of September 30, 2001and 2000, follow the guidelines set out in Bulletin C-2; however, the Company has followed the practice of not engaging in operations with speculative instruments.

NOTE 3 STOCK MARKET CREDITS

As of September 30, 2001, the Company did not have any credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

As of September 30, 2001, the Company had the following commitments and contingencies:

1.- Jugos del Valle, S.A. de C.V. is jointly liable for the loans granted to its subsidiary Company, Sucos del Valle Do Brasil, LTDA in the amount of R$13,373 000 (reales) with a maturity date of January 5, 2006. This credit was contracted for a term of six years, including a grace period of one year at a preferential interest rate called TJLP, plus a spread of 5 points.

2.- On September 12, 2001 Jugos del Valle, S.A. de C.V. established a Program of "Europapel Comercial", in the amount of USD $50,000,000 with terms of 90 and 360 days, and to date, it has emitted a first series of USD $16,000,000 with a term of 181 days.

3.- Grupo Embotellador del Valle, S.A. de C.V. (Subsidiary de Promotora del Valle Guajardo, S.A. de C.V.) has various federal and labor contingencies from fiscal years 1998 and previous years. As of the date of this report, the studies and agreements with the respective authorities have not been concluded. However, these contingencies have been recognized by the Guajardo family (former owners) and they assume responsibility for payment arising from any demand or lawsuit, according to the agreement signed January 3, 2001. To date there have been no guarantees respecting this signed.

4.- Florida7, S.A. de C.V. has a commitment to rent a building located at Calzada México - Xochimilco # 288, lasting until December 31, 2001 with monthly rent of US$35,000.It also is obligated to vacate the building on December 31, 2001. If said company fails to do so, it will have to pay a monthly rent of US $105,000 plus value-added tax.

NOTE 5: Shareholders´ Equity

SHAREHOLDERS' EQUITY	NOMINAL	RESTATED	TOTAL
Equity	57,714	289,609	347,323
Premium on issuance of shares	73,774	175,144	248,918
Retained Earnings (Liabilities)	783,576	282,183	1,065,759
Accumulative Results	772,294	264,320	1,036,614
Legal reserve	11,282	17,863	29,145
	783,576	282,183	1,065,759
Reserve for buyback of shares	22,074	55,791	77,865
Excess in restatement of Shareholders´ equity	14,731	29,303	44,034
Accumulated effect of deferred income tax	(309,971	(39,786)	(349,757)
	(295,240	(10,483)	(305,723)
Fiscal Year Results	6,757	(647)	6,110
TOTAL	648,665	791,597	1,440,252
Minority interest	2,231	795	3,026
Consolidated Shareholders' Equity TOTAL	650,886	792,392	1,443,278

NOTE 8: DEFERRED TAXES

The income shown in the financial statements differs from tax results due mainly to the effect of permanent differences in items included in the Income Statements in order to reflect the effects of inflation; and to non-significant timing differences affecting financial and tax results over several fiscal years.

Under Mexico's current Tax Laws, Companies must pay the higher of ISR and IMPAC. Both taxes recognize the effects of inflation, albeit differently from Mexican Generally Accepted Accounting Principles. Mexico's current Tax on Assets Law establishes a tax rate of 1.8% on restated assets, inventories, properties, plants and equipment, minus certain liabilities.

a) The determination of deferred income tax was made through the assets and liabilities method, which compares the accounting and tax values of these items. This comparison results in timing differences to which the corresponding tax rates are applied. Deferred Workers´ Profit-Sharing is determined by temporary differences resulting from comparison of the entries in the statement of income with the integration of the taxable base for legal purposes.

Deferred tax on assets corresponds to the amount refundable that has been paid in excess of the income tax incurred. It may be refunded or compensated for according to current legal provisions. This entry decreases the liability for deferred income tax.

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '01	1,105,170	1,116,221	4,949	5,040	5,040	338.462	348.042
Feb. '01	1,105,564	1,115,289	(1,978)	(2,782)	2,258	338.238	348.042
March '01	1,105,145	1,117,525	17,107	17,1921	9,450	340.381	348.042
April '01	1,105,145	1,124,267	9,405	10,0152)	9,466	342.098	348.042
May '01	1,104,950	1,126,504	6,774	7,2763	6,741	342.883	348.042
June '01	1,105,592	1,128,913	(7,122)	(7,213)	29,528	343.694	348.042
July '01	1,105,675	1,131,870	(37,518)	(38,528)	(9,000)	342.801	348.042
Aug. '01	1,106,036	1,131,458	(1,448)	(1,479)	(10,478)	344.832	348.042
Sep. '01	1,106,036	1,143,624	16,588	16,588	6,110	348.042	348.042
Oct. '00	666,638	712,136	(38,070)	(40,130)	(34,020)	330.168	348.042
Nov. '00	666,638	718,135	(12,978)	(14,269)	(48,289)	332.991	348.042
Dec. '00	666,584	726,281	501,883	518,947	470,658	336.596	348.042

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **3** Year: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	TOTAL ASSETS	3,189,075	100	3,117,821	100
2	**CURRENT ASSETS**	**1,489,106**	**47**	**1,166,984**	**37**
3	CASH AND SHORT-TERM INVESTMENTS	365,707	11	47,889	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	448,257	14	456,328	15
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	233,754	7	234,958	8
6	INVENTORIES	381,294	12	383,741	12
7	OTHER CURRENT ASSETS	60,094	2	44,068	1
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,449,639**	**45**	**1,547,149**	**50**
13	PROPERTY	98,866	3	108,827	3
14	MACHINERY AND INDUSTRIAL	1,401,897	44	1,427,879	46
15	OTHER EQUIPMENT	487,484	15	461,416	15
16	ACCUMULATED DEPRECIATION	643,863	20	570,012	18
17	CONSTRUCTION IN PROGRESS	105,255	3	119,039	4
18	**DEFERRED ASSETS (NET)**	**243,079**	**8**	**395,906**	**13**
19	**OTHER ASSETS**	**7,251**	**0**	**7,782**	**0**
20	TOTAL LIABILITIES	1,745,797	100	2,009,833	
21	**CURRENT LIABILITIES**	**1,121,720**	**64**	**1,252,737**	**62**
22	SUPPLIERS	417,676	24	488,203	24
23	BANK LOANS	504,987	29	574,041	29
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	20,351	1	45,158	2
26	OTHER CURRENT LIABILITIES	178,706	10	145,335	7
27	**LONG-TERM LIABILITIES**	**303,911**	**17**	**419,606**	**21**
28	BANK LOANS	277,978	16	390,956	19
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	25,933	1	28,650	1
31	**DEFERRED LOANS**	**320,166**	**18**	**337,490**	**17**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,443,278**		100 **1,107,988**	
100					
34	**MINORITY INTEREST**	**3,026**		**18,243**	**2**
35	**MAJORITY INTEREST**	**1,440,252**	**100**	**1,089,745**	**98**
36	**CONTRIBUTED CAPITAL**	**596,241**	**41**	**596,118**	**54**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,714	4	57,577	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	289,609	20	289,616	26
39	PREMIUM ON SALES OF SHARES	248,918	17	248,925	22
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**844,011**	**58**	**493,627**	**45**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,065,759	74	674,019	61
43	REPURCHASE FUND OF SHARES	77,865	5	77,084	7
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(305,723)	(21)	(186,820)	(17)
45	NET INCOME FOR THE YEAR	6,110	0	(70,656)	(6)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**

Quarter: **3** Year: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 3 | YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**365,707**	**100**	**47,889**	**100**
46	CASH	159,883	44	27,597	58
47	SHORT-TERM INVESTMENTS	205,824	56	20,292	42
18	**DEFERRED ASSETS (NET)**	**243,079**	**100**	**395,906**	
48	AMORTIZED OR REDEEMED EXPENSES	147,288	61	185,658	47
49	GOODWILL	95,343	39	154,834	39
50	DEFERRED TAXES	448	0	55,414	14
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,121,720**	**100**	**1,252,737**	
52	FOREING CURRENCY LIABILITIES	392,768	35	418,074	33
53	MEXICAN PESOS LIABILITIES	728,952	65	834,663	67
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**178,706**		**100** **145,335**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	178,706	100	145,335	100
27	**LONG-TERM LIABILITIES**	**303,911**	**100**	**419,606**	
59	FOREING CURRENCY LIABILITIES	275,870	91	368,969	88
60	MEXICAN PESOS LIABILITIES	28,041	9	50,637	12
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**25,933**	**100**	**28,650**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	25,933	100	28,650	100
31	**DEFERRED LOANS**	**320,166**	**100**	**337,490**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	314,468	98	333,821	99
67	OTHERS	5,698	2	3,669	1
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(305,723)**		**100** **(186,820)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(23,537)	(8)	(51,727)	(28)
71	INCOME FROM NON-MONETARY POSITION	(282,186)	(92)	(135,093)	(72)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2001

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	367,386	(85,753)
73	PENSIONS FUND AND SENIORITY	1,713	1,857
74	EXECUTIVES (*)	25	19
75	EMPLOYERS (*)	1,774	2,099
76	WORKERS (*)	2,293	2,393
77	CIRCULATION SHARES (*)	58,322,508	58,183,709
78	REPURCHASED SHARES (*)	513,201	652,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR 2001
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**2,608,837**	**100**	**2,337,586**	**100**
2	COST OF SALES	1,358,499	52	1,281,082	55
3	**GROSS INCOME**	**1,250,338**	**48**	**1,056,504**	**45**
4	OPERATING	1,066,193	41	986,970	42
5	**OPERATING**	**184,145**	**7**	**69,534**	**3**
6	TOTAL FINANCING	43,047	2	71,356	3
7	**INCOME AFTER FINANCING COST**	**141,098**	**5**	**(1,822)**	**0**
8	OTHER FINANCIAL OPERATIONS	82,002	3	35,679	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**59,096**	**2**	**(37,501)**	**(2)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	32,343	1	36,915	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**26,753**	**1**	**(74,416)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**26,753**	**1**	**(74,416)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	9,339	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**17,414**	**1**	**(74,416)**	**(3)**
16	EXTRAORDINARY ITEMS NET EXPENSES	12,675	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,739**	**0**	**(74,416)**	**(3)**
19	NET INCOME OF MINORITY INTEREST	(1,371)		(3,760)	0
20	**NET INCOME OF MAJORITY INTEREST**	**6,110**		**(70,656)**	**(3)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**2,608,837**	**100**	**2,337,586**	**100**
21	DOMESTIC	2,226,786	85	1,995,261	85
22	FOREIGN	382,051	15	342,325	15
23	TRANSLATED INTO DOLLARS (***)	43,198	2	33,972	1
6	**TOTAL FINANCING COST**	**43,047**	**100**	**71,356**	**100**
24	INTEREST PAID	86,957	202	116,102	163
25	EXCHANGE LOSSES	14,186	33	13,655	19
26	INTEREST EARNED	34,559	80	6,674	9
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(23,537)	(55)	(51,727)	(72)
8	**OTHER FINANCIAL OPERATIONS**	**82,002**	**100**	**35,679**	**100**
29	OTHER NET EXPENSES (INCOME) NET	82,002	100	35,679	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**32,343**	**100**	**36,915**	**100**
32	INCOME TAX	15,374	48	12,863	35
33	DEFERED INCOME TAX	15,743	49	24,052	65
34	WORKERS' PROFIT SHARING	1,226	4	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,537,220	3,111,722
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,340,208	3,002,840
39	OPERATION INCOME (**)	118,094	14,531
40	NET INCOME OF MAYORITY INTEREST(**)	470,658	(97,612)
41	NET CONSOLIDATED INCOME (**)	463,038	(112,505)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**4,739**	**(74,416)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	115,798	138,897
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**120,537**	**64,481**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	385,547	22,645
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**506,084**	**87,126**
6	CASH FLOW FROM EXTERNAL FINANCING	(87,188)	89,468
7	CASH FLOW FROM INTERNAL FINANCING	1,063	2,575
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(86,125)**	**92,043**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(91,634)**	**(171,002)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	328,325	8,167
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	37,382	39,722
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	365,707	47,889

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

QUARTER: 3 YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**115,798**	**138,897**
13	DEPRECIATION AND AMORTIZATION FOR THE	104,250	114,845
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	11,548	24,052
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**385,547**	**22,645**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(36,871)	(123,137)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(20,573)	(15,001)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	606,641	(32,983)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(118,124)	156,075
22	+ (-) INCREASE (DECREASE) IN OTHER	(45,526)	37,691
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(87,188)**	**89,468**
23	+ SHORT-TERM BANK AND STOCK MARKET	(16,663)	(86,337)
24	+ LONG-TERM BANK AND STOCK MARKET	(68,294)	175,805
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(2,231)	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,063**	**2,575**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	1,063	2,575
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(91,634)**	**(171,002)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(93,941)	(109,978)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	8,225	35,993
39	+ (-) OTHER ITEMS	(5,918)	(97,017)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 3 | 2001

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.18	%	(3.18)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	32.68	%	(8.96)	%
3	NET INCOME TO TOTAL ASSETS (**)	14.52	%	(3.61)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	496.67	%	(69.51)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.05	times	0.96	times
7	NET SALES TO FIXED ASSETS (**)	2.30	times	1.94	times
8	INVENTORIES ROTATION (**)	4.69	times	4.36	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40	days	46	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	16.20	%	16.21	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.74	%	64.46	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.21	times	1.81	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	38.30	%	39.16	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	20.96	%	27.12	%
15	OPERATING INCOME TO INTEREST PAID	2.12	times	0.60	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.91	times	1.49	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.33	times	0.93	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.99	times	0.63	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.85	times	0.58	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	32.60	%	3.82	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.62	%	2.76	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	14.78	%	0.97	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	5.82	times	0.75	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	101.23	%	97.20	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(1.23)	%	2.80	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	102.52	%	64.31	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2001

JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 7.96		$ (1.82)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 7.96		$ (1.82)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.16		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.22		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 24.69		$ 18.73	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.23	times	0.27	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.72	times	(2.61)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	ARRENDAMIENTO DE MUEBLES E INMUEBLES	1,145,996	99.99	11,460	96,544
2 ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V.	PREST DE SERV DE DISTRIB Y VTA DE PROD.	449,996	99.99	450	3,329
3 COMERCIALIZADORA VALVITA, S.A. DE C.V.	FAB VENTA DE SALSA DE TOMATE	6,354,202	99.99	6,354	8,599
4 INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERAC DE MUEBLES E INM	49	98.00	49	49
5 JUGOS DEL VALLE USA, INC Y SUBSIDIARIA	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	19,960	99.99	15,824	(5,235)
6 HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA	FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT	47,913,848	99.99	273,327	39,691
7 PROMOTORA JUGOS DEL VALLE, S.A. DE C.V. Y SUBS	PROD. VTA Y DIST. DE BEB CARB.	153,383	100.00	152,574	71,516
8 JUGOS DEL VALLE ESPAÑA, S.L	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	2,533	99.99	693	(1,315)
9 CODEMEXICO, S.A. DE C.V.	FABRICACION DE LACTO BASILOS	10,297,274	75.33	10,297	4,803
10 FLORIDA 7, S.A. DE C.V.	FAB, CPRA VTA DE JGOS, NECT Y BEB FRUT	28,435,642	99.99	141,638	61,113
TOTAL INVESTMENT IN SUBSIDIARIES				**612,666**	**279,094**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**279,094**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	27,269	5,799	21,470	55,890	9,499	67,861
MACHINERY	469,186	130,860	338,326	932,711	274,345	996,692
TRANSPORT EQUIPMENT	109,849	51,187	58,662	75,367	40,859	93,170
OFFICE EQUIPMENT	18,452	5,945	12,507	18,882	11,849	19,540
COMPUTER EQUIPMENT	66,197	53,992	12,205	55,289	16,516	50,978
OTHER	51,500	12,576	38,924	91,948	30,436	100,436
DEPRECIABLES TOTAL	**742,453**	**260,359**	**482,094**	**1,230,087**	**383,504**	**1,328,677**
NOT DEPRECIATION ASSETS						
GROUNDS	4,412	0	4,412	11,295	0	15,707
CONSTRUCTIONS IN PROCESS	77,645	0	77,645	27,610	0	105,255
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**82,057**	**0**	**82,057**	**38,905**	**0**	**120,962**
TOTAL	**824,510**	**260,359**	**564,151**	**1,268,992**	**383,504**	**1,449,639**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BITAL	29/11/2001	12.65	63,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	29/11/2001	12.65	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	26/10/2001	14.63	4,913	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	06/12/2001	13.36	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BAJIO	07/12/2001	13.56	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	12/10/2001	16.50	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	29/10/2001	5.25	0	0	0	0	0	0	0	0	28,577	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/2002	12.82	5,714	1,429	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	30/07/2003	11.51	16,000	14,667	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C. BANK	02/05/2003	5.06	0	0	0	0	0	0	0	0	0	675	674	0	0	0
RABOBANK	18/05/2004	4.50	0	0	0	0	0	0	0	0	0	2,374	2,374	2,373	0	0
BANAMEX	12/06/2007	7.28	0	0	0	15,875	15,876	15,876	15,876	27,785	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	15/01/2006	14.50	0	0	0	0	0	0	0	0	0	9,887	9,887	9,887	9,887	10,622
ARENDAMIENTO FINANCIERO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2002	14.90	2,993	862	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/01/2003	14.90	171	66	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/06/2003	14.90	2,778	2,497	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2003	14.90	239	293	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/05/2003	14.40	4,689	3,651	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	14.40	250	615	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	14.40	600	1,485	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/04/2004	13.94	590	1,625	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/07/2004	13.94	67	197	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/08/2004	13.94	112	260	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/09/2004	15.30	126	394	0	0	0	0	0	0	0	0	0	0	0	0
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: VALLE

JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE

ANNEX 05

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2001

Final Printing

CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																	
SUDAMERIS	31/12/2001	24.85	0	0	0	0	0	0	0	0	4,540	0	0	0	0	0
SUDAMERIS	09/10/2001	7.08	0	0	0	0	0	0	0	0	1,002	0	0	0	0	0
SUDAMERIS	09/10/2001	7.08	0	0	0	0	0	0	0	0	983	0	0	0	0	0
BILBAO VIZCAYA	28/09/2001	23.40	0	0	0	0	0	0	0	0	5,262	0	0	0	0	0
BCN	27/02/2002	22.85	0	0	0	0	0	0	0	0	7,017	0	0	0	0	0
ABC	01/10/2001	23.40	0	0	0	0	0	0	0	0	3,509	0	0	0	0	0
SAFRA	26/10/2001	23.40	0	0	0	0	0	0	0	0	1,754	0	0	0	0	0
ITAÚ	11/01/2002	26.53	0	0	0	0	0	0	0	0	1,392	0	0	0	0	0
ITAÚ-BNDS	15/03/2004	11.00	0	0	0	0	0	0	0	0	0	0	7,366	0	0	0
SENIOR SECURED			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	10.37	0	0	0	0	0	0	0	0	0	40,485	40,485	40,485	40,484	0
CREDITO BURSATIL			0	0	0	0	0	0	0	0	0	0	0	0	0	0
LATIN WORLD	12/03/2002	9.00	0	0	0	0	0	0	0	0	152,413	0	0	0	0	0
TOTAL BANKS			229,242	28,041	0	15,875	15,876	15,876	15,876	27,785	206,449	53,421	60,786	52,745	50,371	10,622
PROVEEDORES																
MATERIALES			282,209	0	9,111	0	0	0	0	0	29,065	0	0	0	0	0
REFACCIONES			0	0	61,859	0	0	0	0	0	0	0	0	0	0	0
ACTIVO FIJO			0	0	0	0	0	0	0	0	3,617	0	0	0	0	0
FLETEROS			31,445	0	0	0	0	0	0	0	370	0	0	0	0	0
TOTAL SUPPLIERS			313,654	0	70,970	0	0	0	0	0	33,052	0	0	0	0	0
DIVERSAS PROVISIONES			165,705	0	0	0	0	0	0	0	13,001	0	45	0	0	25,888
OTHER CURRENT LIABILITIES AND OTHER CREDITS			165,705	0	0	0	0	0	0	0	13,001	0	45	0	0	25,888

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			708,601	28,041	70,970	15,875	15,876	15,876	15,876	27,785	252,502	53,421	60,831	52,745	50,371	36,510

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE $9.5258

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	18,264	173,200	23,126	191,466	364,666
OTHER	1,808	17,385	0	0	17,385
TOTAL	20,072	190,585	23,126	191,466	382,051
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	14,371	135,414	0	0	135,414
INVESTMENTS	854	7,940	0	0	7,940
OTHER	117	1,113	2	20	1,133
TOTAL	15,342	144,467	2	20	144,487
NET BALANCE	4,730	46,118	23,124	191,446	237,564
FOREING MONETARY POSITION					
TOTAL ASSETS	24,845	236,670	0	0	236,670
LIABILITIES POSITION	70,192	668,638			668,638
SHORT TERM LIABILITIES POSITION	41,232	392,768	0	0	392,768
LONG TERM LIABILITIES POSITION	28,960	275,870	0	0	275,870
NET BALANCE	(45,347)	(431,968)			(431,968)

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2001**

JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

NOTES

LOS TIPOS DE CAMBIO QUE SE UTILIZARON FUERON:

MONEDA-REALES (TIPO DE CAMBIO A DOLARES) .036832
MONEDA-PESETAS (TIPO DE CAMBIO A DOLARES) .00551
TIPO DE CAMBIO OFICIALES EN DOLARES ES DE $9.5258

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE QUARTER: 3 YEAR: 2001
JUGOS DEL VALLE, S.A DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,209,338	2,613,546	404,208	0.55	2,223
FEBRUARY	1,213,126	1,631,279	418,153	0.07	(293)
MARCH	1,241,962	1,630,228	388,266	0.63	2,446
APRIL	1,203,831	1,658,700	454,869	0.50	2,274
MAY	1,084,489	1,524,094	439,605	0.23	1,011
JUNE	1,138,053	1,578,824	440,771	0.24	1,058
JULY	1,120,922	1,568,576	447,654	0.26	(1,164)
AUGUST	1,098,501	1,615,483	516,982	0.59	3,051
SEPTEMBER	1,088,354	1,559,635	471,281	0.93	4,383
ACTUALIZATION:	0	0	0	0.00	201
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	8,347
OTHER	0	0	0	0.00	0
TOTAL					23,537

NOTES

CIAS. EXTRANJERAS:

JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOES, LTDA
JUGOS DEL VALLE ESPAÑA, S.L.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
JUGOS DEL VALLE, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FRABRIC. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	52,433	69
PLANTA ZACATECAS	FAB. DE PULPAS Y CONCENTRADOS DE FRUTA	4,925	100
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	10,053	36
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	2,574	10
PLANTA PUERTO RICO	FAB Y VENTA DE BEBIDAS DE FRUTAS	445	40
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	16,161	47
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	21,282	43
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	12,851	29
PLANTA TEPEJI DEL RIO	FAB Y VENTA DE PRODUCTOS LACTEOS	192	47
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	15,871	36
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	18,643	25
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	3,494	53

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ C/U
*CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **3** YEAR: **2001**
JUGOS DEL VALLE, S.A DE C.V.

MAIN RAW MATERIALS

ANNEX 10 **CONSOLIDATED**
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT,CONFRUTTA ,VALLE RED	PULPAS	CONSERVERA PENZTKE	SI	14.30
	IND.ALIM. DE ZACATECAS		CORP. ACONCAGUA		
			JR. WOOD		
AZUCAR	COPROBAMEX			SI	4.20
FRUCTUOSA	ALMEX, S.A.			SI	5.40
BOTELLAS	VIDRIERIA QUERETARO, S.A.			SI	12.00
	VIDRIERIA LOS REYES, S.A.				
BOTES	FAMOSA Y VAN CAN			SI	5.80
TAPAS	FAMOSA, VAN CAN, A.P.S.A.			SI	6.10
	WHITE CAP, COMBIBLOC, PORTOLA				
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	8.70
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	2.30
OTROS					16.30

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	30,427	853,752	24,500	1,214,404	36.50	VALLE REDONDO	ALM. AURRERA
						BOTELLIN	GIGANTE, S.A.
						FRUTSI	
BEBIDAS DE FRUTA	11,469	165,210	11,341	425,615	27.80	BEBERE	COMERCIAL MEXICANA
						TROPICANA	GRATEL DISTRIBUCION
NARANJADAS	11,359	139,205	11,260	237,942	14.70	BARRILITOS	CADENA COM OXXO
REFRESCOS	12,811	140,967	12,595	284,904		VALLE FRUT	CASA LEY
VALVITA	254	10,747	290	17,220		VAL VITA	TIENDA ISSTE
KULTAI	90	6,643	89	8,061		KULTAI	NUEVA WAL MART DE M
							GRATEL QUERETARO
PULPAS (KILOS)	6,441	53,925	655	1,236		FLORIDA 7	MULLINS
							WAL MART DE MEXICO
OTROS				37,404			
							GRUPO CIFRA
T O T A L		1,370,449		2,226,786			

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			7,203	191,357	BRASIL	VALLE REDONDO	AROUCAR R. VENDING
JUGOS Y NECTARES			1,422	65,241	USA	VALLE REDONDO	GOURMET AWARDS
REFRESCOS			415	18,378	USA	VALLE REDONDO	GOURMET AWARDS
JUGOS Y NECTARES			189	9,027	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
BEBIDAS DE FRUTAS			159	8,358	PUERTO RICO	VALLE REDONDO	GENERAL/KRESTO
JUGOS Y NECTARES			2	109	ESPAÑA	VALLE REDONDO	JUGOS DEL VALLE ESP
JUGOS Y NECTARES			9	292	SURINAM	VALLE REDONDO	KING´S ENTERPRISES
JUGOS Y NECTARES			41	1,300	COSTA RICA	VALLE REDONDO	MERCANTIL DE ALIMEN
JUGOS Y NECTARES			81	2,521	EL SALVADOR	VALLE REDONDO	IND. CRISTAL DE CEN
JUGOS Y NECTARES			17	587	CUBA	VALLE REDONDO	C.I. NEGINTER COLOM
JUGOS Y NECTARES			12	465	ISLAS CONARIAS	VALLE REDONDO	SOTABAC SOCORRO T
JUGOS Y NECTARES			1,044	43,956	VENEZUELA	VALLE REDONDO	ALIMENTOS CALIFORN
JUGOS Y NECTARES			46	1,475	CANADA	VALLE REDONDO	QUE PASA MEXICAN FO
JUGOS Y NECTARES			5	238	CHILE	VALLE REDONDO	VELARDE HERMANOS
JUGOS Y NECTARES			37	1,295	PANAMA	VALLE REDONDO	CALOX PANAMEÑA
JUGOS Y NECTARES			52	1,653	TRINIDAD Y TOBAGO	VALLE REDONDO	FINELINE DISTRIBUTO
JUGOS Y NECTARES			119	4,791	JAMAICA	VALLE REDONDO	CARI MED LIMITED
JUGOS Y NECTARES			33	1,049	BELICE	VALLE REDONDO	MAJIL MEXICAN PRODU
JUGOS Y NECTARES			62	2,903	JAPON	VALLE REDONDO	ECO BUSSIES, LTD/ME
BEBIDAS DE FRUTA			513	19,108	ECUADOR, ARUBA, PR.	VALLE REDONDO	VARIOS
PULPAS			534	5,906	USA		AGRA INTERNACIONAL
PULPAS			97	1,114	ISRAEL		MEDIJUICE LIMITED C
PULPAS			24	928	SALVADOR, COLOMBIA		LACTO LIFE, E.U.
TOTAL				382,051			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ECUENTRA EXPRESADAS EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KILOGRAMOS.

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 743,627

Number of shares Outstanding at the Date of the NFEA: (Units) — 58,151,709

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001 — 2,513,466

Number of shares Outstanding at the Date of the NFEA: (Units) — 58,322,508

STOCK EXCHANGE COD VALLE QUARTER: 3 YEAR: 2001

RAZON SOCIAL: JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	58,151,709

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF SEPTIEMBRE OF 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	58,322,508

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2001

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,322,508			58,322,508	57,714	
TOTAL			58,322,508	0	0	58,322,508	57,714	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE

58,322,508

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	513,201	4.15353	5.70000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 3 | YEAR 2001

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 30 OF SEPTEMBER OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RICARDO SANTANA SPINDOLA
GERENTE DE CONTABILIDAD

C.P. MARIO MERCADO VARGAS
DIRECTOR CORPORATIVO DE ADMON Y CONTRALORIA

TEPOTZOTLAN, MEX, AT NOVEMBER 19 OF 2001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 19/11/2001 08:47

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	JUGOS DEL VALLE, S.A DE C.V.
DO MICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX
TELEFONO:	5876-06-00 5899-10-00
FAX:	5899-10-86
E-MAIL:	mmercado@jvalle.com.mx
DIRECCION DE INTERNET	www.jvalle.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	JVA780420DM3
DOMICILIO	AV.INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE:	C.P. JORGE HERNANDEZ TREJO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING MANUEL ALBARRAN MACOUZET
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	mam2@jvalle.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. ROBERTO ALBARRAN CAMPILLO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.

CLAVE DE COTIZACION: VALLE **FECHA:** 19/11/2001 08:47

TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ralbarran@jvalle.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y CONTROL DE GESTION
NOMBRE:	C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5757-97-77
FAX:	5395-89-18
E-MAIL:	anrodriguez@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	INSURGENTES NUM. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5899-10-33
FAX:	5876-10-86
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE CONTABILIDAD
NOMBRE:	C.P. RICARDO SANTANA SPINDOLA
DOMICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5876-06-00
FAX:	5899-10-62
E-MAIL:	rsantana2@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. LAURA VALTIERRA LEON
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	lvaltierra@jvalle.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ANTONIO FRANCK CABRERA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 19/11/2001 08:47

DOMICILIO: PASEO DE LAS PALMAS NO. 405 3ER. PISO
COLONIA: COL. LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5540-92-05
FAX: 5540-92-00
E-MAIL: afranck@fgdr.com.mx

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: ASESOR JURIDICO EXTERNO
NOMBRE: LIC. CHRISTIAN LIPPERT HELGUERA
DOMICILIO: TORRE OPTIMA AV. PASEO DE LAS PALMAS NO. 405 3ER PISO
COLONIA: PALMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5540-92-33
FAX: 5540-92-02
E-MAIL: clippert@fgdr.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: VICEPRESIDENTE CORPORATIVO
NOMBRE: LIC. EDUARDO MARINO LOPEZ
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: emarino@jvalle.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE: C.P. MARIO MERCADO VARGAS
DOMICILIO: INSURGENTES NUM. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5899-10-00
FAX: 5899-10-62
E-MAIL: mmercado@jvalle.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: GERENTE DE PLANEACION FINANCIERA Y RELACION CON INVERSIONIST
NOMBRE: ING. ALFREDO HUERTA CHABOLLA
DOMICILIO: AV. EJERCITO NACIONAL.
COLONIA: PALMAS POLANCO NO. 904
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: ahuerta@jvalle.com.mx

CLAVE DE COTIZACION: VALLE

FECHA: 19/11/2001 08:47

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
FOURTH QUARTER 2000

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

Jugos del Valle's accumulated sales volume for year 2000 sustained the Company's growth momentum. Sales volume of 77.5 million cases represented an 18.6% gain compared with1999.

Sales in the domestic market reached 66.5 million cases, an increase of 17.2% compared with 1999. The gain was due mainly to significant growth in the orange and carbonated drinks segments, and to the addition of Florida 7 to the Group during the fourth quarter.

International sales increased 28.0% compared with 1999. Brazilian sales alone were up 81.0%.

Consolidated net income for the year increased 11.0% against the previous year, reaching 2,957.6 million pesos.

Net income from the domestic market increased 10.8%, based on the 21.7% increase in sales of fruit drinks. Revenues derived from the international markets increased 12.3%, based on a sales increase in Brazil for 58.7% compared with 1999.

Of total year 2000 revenues, 14.9% was derived from new products. Counting the revenues from the new domestic business, new products contributed 25.7% of total revenues. International market revenues of 448.0 million pesos represented 15.1% of total revenues earned by the Company.

Consolidated gross profit for the year was up 16.5% to 1,314.5 million pesos, or 44.4% of net sales, an increase of 2.1 percentile points. This increase occurred despite the general reduction in profit margins on exports due to the appreciation of the peso.

Operating expenses grew 14.6% compared with 1999. 25.0% of this increase was due to an increase in depreciation and amortization expenses derived from the capitalization of domestic projects. The increase in operating expenses came also as a consequence of operating the business in Brazil a full year compared with only four months during the previous year. The Brazilian industrial plant was launched in September 1999.

Operating expenses for the fourth quarter increased 61.0% from added sales, distribution and advertising expenses associated with an 18.6% increase in volume, which included the Florida 7 operation.

Operating income of 9.6 million pesos was affected by the increase in operating expenses previously mentioned. It represented 0.3% of net income, a marginal improvement of 0.7 points over 1999. Operating income continues to be affected by a low level of profitability in the international market, especially in Brazil. However, the Company has implemented strategies that allowed the Brazil operation to operate at breakeven beginning in October, and to post positive EBITDA for the last quarter.

Consolidated EBITDA for the quarter was 159.9 million pesos, an 84.4% increase from 1999 and representing 5.4% of net sales. EBITDA generated by the domestic market reached 215.2 million pesos, representing 8.6 percent of sales, for a 24.9% increase compared with 1999.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

In integrating its new business to take advantage of operating synergies and reduce fixed operating expenses, Jugos del Valle in the fourth quarter reduced its workforce in all areas of operations in Mexico. In addition, we closed the plant in San Luis Potosi, together with seven deposits dependant on the plant, one in Durango and two in D.F. These moves generated one time extraordinary expenses which are reflected in the Other Expenses entry (Other financial operations). They allowed the Company to enter the year 2001 with lower operating expenses. Additional restructuring activities are contemplated.

The integral cost of financing was 92.9 million pesos, or 3.1% of net sales, compared with 5.4% for the previous year, a reduction in real terms of 49.9 million pesos. The cost decline was due mainly to lower interest expenses.

As a result of these factors, the net result before extraordinary items for the quarter was a loss of 225.0 million pesos, representing 7.6% of net income, a reduction in real terms of 10.5 million pesos compared with the previous year.

Jugos del Valle had a positive extraordinary item for 593.7 million pesos from the devolution of taxes by the fiscal authorities.

As a result of these factors, the net result for the quarter was 378.9 million pesos, representing 12.8% of net income, an increase in real terms of 454.7 million pesos compared with the previous year.

In summary the Company has taken several steps to improve gross margins over the prior year. The Company also has implemented reductions and controls on fixed expenses that will permit a moderate and steady increase in operating income.

The Company has been able to increase sales mainly due to its diversification and expansion strategy, such as partnering with the company that produces KUL-TAI (lactobacillus beverage), and the acquisition of Florida 7, a recognized producer of juices, beverages and fruit concentrates in the national market.

The acquisition of Florida 7 represents a significant increase in the Group's market share. Existing synergies will have a positive effect on operating expenses and will contribute to improvement in operating income margins for the first semester of 2001.

The consolidation of the fruit drink division with direct network distribution has begun to achieve positive results. The move constitutes a key element in the strategy to increase the Group's results.

The Brazil operation had a negative effect on the operating results of the Company, however investment in the local production plant has increased our performance and the quality of our products in the domestic market and the Mercosur countries. Increased sales have allowed our operations to reach breakeven and positive EBITDA. This will significantly improve the use of our installed capacity, and therefore lead to better results for the year 2001.

Roberto Albarran Campillo

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

Chief Executive officer

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Comparability – The most important aspects that affect the comparability of the financial statements are:

- New Bulletin D-4. In May, 1999, the Mexican Institute of Public Accountants issued the new Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4), which came into effect on January 1, 2000, becoming mandatory. In accordance with D-4, the provisions for income tax and workers' profit sharing are recorded in the results for the year in which they are incurred. It also recognizes deferred effects caused by timing differences.

- The initial accumulated effect of applying D-4 as of January 1, 2000 amounted to $(344,439), which was recorded as an accounting increase in long-term debt in deferred income tax and a decrease in shareholders' equity by the same amount. The effect on results for 2000 was $ (16,973), credited to results. For this reason, figures for the year ended December 31, 2000, are not comparable for these items with those of year 1999.

b) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to December 31, 2000, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

c) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of December 31, 2000.

1.- The Companies Jugos del Valle USA, Inc. and subsidiary, located in USA and Puerto Rico and Jugos del Valle España, S. L., located in the city of Madrid, Spain, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities – At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity – At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures – At the considered exchange rate of the period.

2.- Holdinbras Participacoes, LTDA and its Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities – At the closing exchange rate effective on the date of the general balance.
Equity – At the exchange rate on the date the contributions were made.
Accumulated profits (loss) – At the closing exchange rate of the fiscal year when they were obtained.

d) Inventories and Sales Cost

- Inventories are valued at reposition costs and should not exceed its net realization value.

- Sales cost are valued in constant pesos using the reposition cost as a base.

e) Property, Plant, and Equipment

These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

f) Installation, Deferred, Patent and Trademark Expenses-

- Recorded at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

g) Investment in Subsidiaries-

- The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

h) Temporary Investments-

- Valued at acquisition cost plus the accrued yield, which does not exceed market value.

i) Basic Profits (Loss) per Ordinary Share-

- The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the years ending on December 31, 2000 and 1999.

j) Labor Liabilities-

- Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

- Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

k) Income Tax and Workers' Profit-Sharing-

- As of January 1, 2000, the Company applied the guidelines established in the new Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Workers´ Profit-Sharing," issued by the Mexican Institute of Public Accountants.

l) Transactions and Valuations of Balances in Foreign Currencies-

-Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

m) Reserve for the Repurchase of Common Shares-

- In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

n) Use of Estimates-

- The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

o) Cash-

- Bulletin C-1, "Cash", issued by the Mexican Institute of Public Accountants, will come into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning cash and cash equivalents. The standards set out in Bulletin C-1 were applied in the preparation of the financial statements as of December 31, 2000 and 1999, and correspond to the accounting practices followed by the Company prior to the issuance of the Bulletin.

p) Financial Instruments-

-Bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants, came into effect as of January 1, 2001. The Bulletin sets out valuation, presentation and disclosure rules concerning financial information, applicable to issuers of, or investors in financial instruments. The financial statements as of December 31, 2000 and 1999, follow the guidelines set out in Bulletin C-2; however, the Company has followed the practice of not engaging in operations with speculative instruments.

NOTE 3 STOCK MARKET CREDITS

As of December 31, 2000, the Company did not have any credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

As of December 31, 2000, the Company had the following commitments and contingencies:

1.- Jugos del Valle, S.A. de C.V. is jointly liable for the loans granted to its subsidiary Company, Sucos del Valle Do Brasil, LTDA as follows:

	Currency	Due date	Amount
Banco Nacional de Desenvolvimiento Econ6mico Social -BNDES (I)	Reales	January 15, 2006	R$ 13,460,371

(I) Restoration loan in reales for six years, including a grace period of one year at a preferential interest rate called TJLP, plus a SPREAD of five points.

2.- In May 2000, Jugos del Valle, S.A. de C.V. and some subsidiaries were sued in New York state courts, together with other companies and shareholders of the company. The lawsuit alleges that the Company, some subsidiaries, other companies and some shareholders acquired representative shares of capital stock of Jugos del Valle, S.A. de C.V. as a result of exercising an alleged option for the sale of shares. The cost that the plaintiff asks for the sale of these shares is not less than USD $66,200,000. Jugos del Valle, S.A. de C.V. and its subsidiaries believe that the lawsuit against them is without foundation and is defending itself vigorously in court.

3.- Grupo Embotellador del Valle, S.A. de C.V. (Subsidiary de Promotora del Valle Guajardo, S.A. de C.V.) has various federal and labor contingencies from fiscal years 1998 and previous years. As of the date of this report, the studies and agreements with the respective authorities have not been concluded. However, these contingencies have been recognized by the Guajardo family (former owners) and they assume responsibility for payment arising from any demand or lawsuit, according to the agreement signed January 3, 2001. To date there have been no guarantees respecting this signed.

4.- Florida7, S.A. de C.V. has a commitment to rent a building located at Calzada México - Xochimilco # 288, lasting until December 31, 2001 with monthly rent of US$35,000.

It also is obligated to vacate the building on December 31, 2001. If said company fails to do so, it will have to pay a monthly rent of US $105,000 plus value-added tax.

It also has commitments to contract with deferred rent of machinery whose amounts vary according to the function of the production.

5.- There is a contingent liability arising from other labor obligations mentioned in Paragraph 2 of Note 1j.

NOTE 5: SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY	NOMINAL	RESTATED	TOTAL
Equity	57,545	278,191	335,736
Premium on issuance of shares	73,774	166,959	240,733
Retained Earnings (Liabilities)	404,701	247,137	651,838
Accumulative Results	393,419	230,232	623,651
Legal reserve	11,282	16,905	28,187
	404,701	247,137	651,838
Reserve for buyback of shares	21,195	53,248	74,443
Excess in restatement of Shareholders' equity	14,559	71,798	86,357
Accumulated effect of deferred income tax	(307,013	(37,426)	(344,439)
	(292,454	34,372	(258,082)
Fiscal Year Results	387,232	8,357	378,875
TOTAL	651,993	771,550	1,423,543
Minority interest	4,964	1,445	6,409
Consolidated Shareholders' Equity TOTAL	656,957	772,995	1,429,952

NOTE 8: DEFERRED TAXES

The income shown in the financial statements differs from tax results due mainly to the effect of permanent differences in items included in the Income Statements in order to reflect the effects of inflation; and to non-significant timing differences affecting financial and tax results over several fiscal years.

Under Mexico's current Tax Laws, Companies must pay the higher of ISR and IMPAC. Both taxes recognize the effects of inflation, albeit differently from Mexican Generally Accepted Accounting Principles. Mexico's current Tax on Assets Law establishes a tax rate of 1.8% on restated assets, inventories, properties, plants and equipment, minus certain liabilities.

a) As of December 31, 2000, the net charge to results for Income Tax and Workers´ Profit-Sharing were as follows:

	Amounts	
	Incurred	Deferred
Income tax	$ 14,406	$ (16,973)
Workers' profit sharing	1,239	-
	$ 15,645	$ (16,973)

The Company does not recognize the effect of deferred income tax for those temporary items that were applied directly to Shareholder's equity without going to results. The Income Tax not recognized in Shareholders´ Equity is $17,756.

b) The Income Tax rate is 35%, but the Company must pay at a 30% rate. The remaining 5%, now recognized as a liability, will be paid at the time dividends are distributed. The effective Income Tax rate of the year 2000 differs from the theoretical rate, due principally to certain permanent differences and effects of inflation.

c) The determination of deferred income tax was made through the assets and liabilities method, which compares the accounting and tax values of these items. This comparison results in timing differences to which the corresponding tax rates are applied. Deferred Workers´ Profit-Sharing is determined by temporary differences resulting from comparison of the entries in the statement of income with the integration of the taxable base for legal purposes.

Deferred tax on assets corresponds to the amount refundable that has been paid in excess of the income tax incurred. It may be refunded or compensated for according to current legal provisions. This entry decreases the liability for deferred income tax.

As of December 31, 2000, the principal concepts in the Deferred Taxes balance are as follows:

	2000
Liabilities (Assets) for deferred Income Tax.	
Inventories	$ 266,261
Machinery and equipment	793,683
Provisions for liabilities	(15,763)
Others	(6,982)
Fiscal losses to amortize	(99,852)
Net liabilities (fiscal base)	937,347
Income Tax rate	35%
	328,071
Less - Tax on Assets recoverable	(28,929)
Total deferred Income Tax	$ 299,142

d) Tax on Assets recoverable:
Jugos del Valle, S.A. de C.V., and Subsidiaries have generated IMPAC in the years 2000 and 1999, on which a reimbursement may be requested over the next ten years in when the income tax for any single year is higher than the year's IMPAC.

For the year ended December 31, 2000, Jugos del Valle, S.A. de C.V., generated a fiscal profit of $ 48,709 incurring Income Tax of $ 17,048, which was credited against provisional payment of Tax on Assets.

Tax on Assets recoverable is now recognized as an asset in deferred Income Tax and an advance payment are as follows:

Year of Origin	Tax on assets Historical	Tax on assets Restated	Expiration Year
1993	$ 186	$ 672	2003
1994	309	1,044	2004
1995	340	834	2005
1996	543	1,010	2006
1997	8,708	13,461	2007
1998	662	887	2008
1999	7,696	8,768	2009
2000	2,246	2,253	2010
	$ 20,690	$ 28,929	

e) Amortized Tax Loss:

As of December 31, 2000, Jugos del Valle, S.A. de C.V., and Subsidiaries had accumulated tax-loss carry-forwards amounting to $99,852 (fiscally restated), because of which it is now recognized as an asset for deferred Income Tax, which may be amortized against taxable earnings obtained over the ten fiscal years following their generation:

Year of Origin	Tax Loss Historical	Tax Loss Restated	Expiration Year
1995	$ 56	$ 132	2005
1996	475	871	2005
1997	6,285	10,267	2007
1998	2,964	3,712	2008
1999	41,794	47,060	2009
2000	37,625	37,810	2010
	$ 89,199	$ 99,852	

f) As of December 31, 2000, there are taxable temporary differences related to Workers' Profit-Sharing, principally of inventories. Therefore, the liability for deferred Workers' Profit-Sharing has not been recorded, because the Company's Management believes that this liability will not occur due to the continuity and recurring nature of its operations. There are also permanent differences which have not been determined, principally for the restatement of fixed assets that are believed will effect Workers' Profit-Sharing incurred in the future.

NOTE 9: EXTRAORDINARY AND ESPECIAL ITEMS

As of December 31, 2000 and 1999, the extraordinary and special items were integrated as follows:

	2000	1999
Recovery of taxes from previous fiscal years		
From FY96 to FY00 (a).	$ 538,442	$ -
From FY95 (c).	-	11,541
From FY90 to FY94.	-	15,583
	538,442	27,124
Recovery of special production tax (b)	58,851	136,191
Industrias Alimenticias de Zacatecas, S.A. de C.V.	-	(5,945)
Asesores y Promotores de Mercado, S.A. de C.V.	-	139
	597,293	157,509
Other items (d)	(3,607)	(8,614)
	$ 593,686	$ 148,895

a) a) Judgment in favor of Jugos del Valle, S.A. de C.V.

During 1999, Mexico's Supreme Court of Justice issued an injunction against the Mexican Federal government and in favor of Jugos del Valle, S.A. de C.V., declaring unconstitutional Article 2-A, section I, clause b), number 1 of Mexico's Value-Added Tax Law as violating the guarantee of tax equality. As a result of this, Jugos del Valle, S.A. de C.V. acquired in principle the right to recover all amounts paid as Value-Added Tax since 1996.
On January 10, 2001, final judgment was rendered in favor of Jugos del Valle, S.A. de C.V. The judgment determined that the undue payment of Value-Added Tax from January 1, 1996 to October 31, 2000 totaled $1,318,831. From the judgment rendered by the Second Hall of Mexico's Supreme Court, in Revised Injunction No. 2743/97, it was determined that Jugos del Valle, S.A. de C.V., would receive as a unitary payment the net amount of $1,318,831 as a refund of Value-Added Tax corresponding to the period January 1, 1996 to October 31, 2000. This amount was refunded on January 12, 2001.

b) On May 16, 1999 (ratified March 31, 2000), Jugos del Valle, S.A. de C.V., received a judgment in its favor regarding refund of the Special Tax on Production and Services (IESPyS) unduly paid, corresponding to the period from January to November 1990 for $ 20,625. ($ 187,595 net restated value).

On January 10, 2001, final judgment was rendered in favor of Jugos del Valle, S.A. de C.V. The undue payment of IESPyS corresponding to Fiscal Year 1990 was determined to be $ 187,595, arising from the judgment rendered by Mexico's Tax Court (Pleno Tribunal Fiscal de Federación). In Judgment No 100(14)-P-4/97/1289/96, the court determined that Jugos del Valle, S.A. de C.V., would receive a unitary payment as refund IESPyS corresponding to Fiscal Year 1990 the net amount of $187,595. This was refunded on January 12, 2001.

From the information mentioned in Paragraphs a) and b) above, Jugos del Valle, S.A. de C.V. has recorded in its balance sheets tax recoverable of $ 1,506,426 Net ($ 1,318,831 of Value-Added Tax and $ 187,595 of IESPyS) in 2000, $124,992 ($136,191 restated value) of IESPyS in 1999. In other accounts payable there is a reserve for expenses associated with these refunds payable of $ 777,498,

The net effect on the results for 2000 is as follows:

Extraordinary item:	2000
Recovery of taxes from previous years	
Total refunds received of Value-Added Tax and IESPyS, Net	$ 728,928
Provision for IESPyS in 1999	(124,992)
Other entries	(6,643)
Net Total of recovered taxes from Previous years	$ 597,293

c) During 1998, Mexico's Supreme Court upheld on appeal Jugos del Valle, S.A. de C.V., judgment on the unconstitutionality of the "Decree to Reform and Add Various Provisions to the Law on Value-Added Tax", which was in force between April and August 1995, The court ordered that that juices and nectars be treated as food products, and therefore exempt from Value-Added Tax. This resulted in the recovery of $10,007 ($11,654 restated value) in Value-Added Tax in 1999, and $61,131 ($76,397 restated value) in 1998.

d) During 2000, Grupo Embotellador del Valle, S.A. de C.V. and Asesores y Promotores de Mercado, S.A. de C.V. (Subsidiary Companies), incurred extraordinary payments of $(3,682), arising from their structural reorganization and from closing the San Luis Potosí plant in December 2000.

In 2000, we reached an agreement with the corresponding authorities and an extraordinary item was derived through the favorable court settlements for various taxes.

NOTE 10 SALE OF SUBSIDIARY

On January 10, 2001, the Company entered into a sales contract by which Promotora del Valle Guajardo, S.A. de C.V. and Grupo Embotellador del Valle, S.A. de C.V., sold to Esencias y Concentrados, S.A. de C.V. and Distribuidora de Refrescos Mexicanos, en N.L., S.A. de C.V., their interest in shares (100%) of Embotelladora América, S.A. de C.V. The result of this operation as of December 31, 2000 is as follows:

a) Embotelladora América, S.A. de C.V. (company sold)

In 2000, the Company Management decided to exclude it from the equity-interest method and in the consolidated statements of Promotora del Valle Guajardo, S.A. de C.V. and Subsidiaries, because Embotelladora América, S.A. de C.V. during 2000 was not in operation and was in a state of technical bankruptcy. Furthermore, the company in 2000 sold all its fixed assets in order to liquidate liabilities. There is therefore no possibility of it continuing as a going concern.

b) Below is a summary of entries which were recognized in the results for 2000 from the sale of Embotelladora América, S.A. de C.V.

Statement of Income:	2000
Equity interest in results from subsidiaries, unconsolidated	$ 6,897
Discontinued Operations	
Cancellation of commercial credit	$ (76,487)
Cancellation of accounting value of shares (Equity method)	$ 23,576
Total accounting cost of subsidiary sold	(52,911)
Price of sale of shares	146
Total net loss on sale of subsidiary	$ (52,765)

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '00	666,632	675,541	(5,306)	(5,711)	(5,711)	313.067	336.596
Feb. '00	666,375	681,285	3,614	3,851	(1,860)	315.844	336.596
March '00	665,838	684,545	10,440	11,064	9,204	317.595	336.596
April '00	655,775	688,344	(9,391)	(10,515)	(1,311)	319.402	336.596
May '00	666,696	691,862	(13,767)	(15,358)	(16,669)	320.596	336.596
June '00	666,703	695,935	(20,432)	(22,660)	(39,329)	322.495	336.596
July '00	666,703	698,868	(7,818)	(7,921)	(47,250)	323.753	336.596
Aug. '00	666,699	701,597	(20,776)	(20,931)	(68,181)	325.532	336.596
Sep. '00	666,688	707,653	(150)	(154)	(68,335)	327.910	336.596
Oct. '00	666,638	712,136	(38,070)	(40,893)	(109,229)	330.168	336.596
Nov. '00	666,638	718,135	(12,978)	(13,764)	(122,992)	332.991	336.596
Dec. '00	666,584	726,281	501,883	501,867	378,875	336.596	336.596

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **4** Year: **2000**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2000 AND 1999

(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,131,287**	**100**	**2,802,074**	**100**
2	**CURRENT ASSETS**	**2,416,962**	**59**	**995,721**	**36**
3	CASH AND SHORT-TERM INVESTMENTS	36,151	1	38,415	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	397,859	10	322,226	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,638,882	40	231,631	8
6	INVENTORIES	334,862	8	393,737	14
7	OTHER CURRENT ASSETS	9,208	0	9,712	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	*INVESTMENT IN SHARES OF SUBSIDIARIES* AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,431,413**	**35**	**1,540,455**	**55**
13	PROPERTY	103,590	3	114,504	4
14	MACHINERY AND INDUSTRIAL	1,394,949	34	1,392,631	50
15	OTHER EQUIPMENT	449,571	11	431,636	15
16	ACCUMULATED DEPRECIATION	579,763	14	500,954	18
17	CONSTRUCTION IN PROGRESS	63,066	2	102,638	4
18	**DEFERRED ASSETS (NET)**	**220,493**	**5**	**216,890**	**8**
19	**OTHER ASSETS**	**62,419**	**2**	**49,008**	**2**
20	**TOTAL LIABILITIES**	**2,701,335**	**100**	**1,352,813**	
21	**CURRENT LIABILITIES**	**2,049,597**	**76**	**1,117,006**	**83**
22	SUPPLIERS	531,499	20	324,225	24
23	BANK LOANS	504,497	19	638,646	47
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	29,831	1	42,477	3
26	OTHER CURRENT LIABILITIES	983,770	36	111,658	8
27	**LONG-TERM LIABILITIES**	**346,652**	**13**	**232,752**	**17**
28	BANK LOANS	334,887	12	208,071	15
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	11,765	0	24,681	2
31	**DEFERRED LOANS**	**305,086**	**11**	**3,055**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,429,952**	100	**1,449,261**	
34	**MINORITY INTEREST**	**6,409**		**11,776**	**1**
35	**MAJORITY INTEREST**	**1,423,543**	**100**	**1,437,485**	**99**
36	**CONTRIBUTED**	**576,469**	**40**	**575,976**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,545	4	57,084	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	278,191	19	278,159	19
39	PREMIUM ON SALES OF SHARES	240,733	17	240,733	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**847,074**	**59**	**861,509**	**59**
42	RETAINED EARNINGS AND CAPITAL RESERVE	651,838	46	727,711	50
43	REPURCHASE FUND OF SHARES	74,443	5	72,582	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(258,082)	(18)	137,089	9
45	NET INCOME FOR THE YEAR	378,875	26	(75,873)	(5)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	36,151	100	38,415	100
46	CASH	17,043	47	17,605	46
47	SHORT-TERM INVESTMENTS	19,108	53	20,810	54
18	**DEFERRED ASSETS (NET)**	220,493	100	216,890	
48	AMORTIZED OR REDEEMED EXPENSES	128,554	58	145,264	67
49	GOODWILL	91,489	41	71,626	33
50	DEFERRED TAXES	450	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	2,049,597	100	1,117,006	
52	FOREING CURRENCY LIABILITIES	435,882	21	293,648	26
53	MEXICAN PESOS LIABILITIES	1,613,715	79	823,358	74
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	983,770	100	111,658	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	983,770	100	111,658	100
27	**LONG-TERM LIABILITIES**	346,652	100	232,752	
59	FOREING CURRENCY LIABILITIES	305,791	88	166,720	72
60	MEXICAN PESOS LIABILITIES	40,861	12	66,032	28
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	11,765	100	24,681	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	11,765	100	24,681	100
31	**DEFERRED LOANS**	305,086	100	3,055	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	299,142	98	0	0
67	OTHERS	5,944	2	3,055	100
32	**OTHER LIABILITIES**	0	100	0	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(258,082)	100	137,089	100
70	ACCUMULATED INCOME DUE TO MONETARY	(76,534)	(30)	(54,634)	(40)
71	INCOME FROM NON-MONETARY POSITION	(181,548)	(70)	191,723	140

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	367,365	(121,285)
73	PENSIONS FUND AND SENIORITY	1,623	1,834
74	EXECUTIVES (*)	179	128
75	EMPLOYERS (*)	1,786	1,666
76	WORKERS (*)	2,223	1,930
77	CIRCULATION SHARES (*)	58,151,709	57,685,709
78	REPURCHASED SHARES (*)	684,000	1,150,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE QUARTER: 4 YEAR2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	2,957,569	100	2,664,757	100
2	COST OF SALES	1,643,063	56	1,536,456	58
3	GROSS INCOME	1,314,506	44	1,128,301	42
4	OPERATING	1,304,875	44	1,138,274	43
5	OPERATING	9,631	0	(9,973)	0
6	TOTAL FINANCING	92,878	3	142,817	5
7	INCOME AFTER FINANCING COST	(83,247)	(3)	(152,790)	(6)
8	OTHER FINANCIAL OPERATIONS	97,224	3	66,527	2
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(180,471)	(6)	(219,317)	(8)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(1,328)	0	16,217	1
11	NET INCOME AFTER TAXES AND WORKERS' SHARING	(179,143)	(6)	(235,534)	(9)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	6,897	0	0	0
13	CONSOLIDATED NET INCOME OF	(172,246)	(6)	(235,534)	(9)
14	INCOME OF DISCONTINUOUS OPERATIONS	52,765	2	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(225,011)	(8)	(235,534)	(9)
16	EXTRAORDINARY ITEMS NET EXPENSES	(593,686)	(20)	(148,895)	(6)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	368,675	12	(86,639)	(3)
19	NET INCOME OF MINORITY INTEREST	(10,200)		(10,766)	0
20	NET INCOME OF MAJORITY INTEREST	378,875	13	(75,873)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**2,957,569**	**100**	**2,664,757**	**100**
21	DOMESTIC	2,509,630	85	2,265,773	85
22	FOREIGN	447,939	15	398,984	15
23	TRANSLATED INTO DOLLARS (***)	46,656	2	36,686	1
6	**TOTAL FINANCING COST**	**92,878**	**100**	**142,817**	**100**
24	INTEREST PAID	149,876	161	183,052	128
25	EXCHANGE LOSSES	30,351	33	24,506	17
26	INTEREST EARNED	10,815	12	10,107	7
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(76,534)	(82)	(54,634)	(38)
8	**OTHER FINANCIAL OPERATIONS**	**97,224**	**100**	**66,527**	**100**
29	OTHER NET EXPENSES (INCOME) NET	97,224	100	66,527	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(1,328)**	**100**	**16,217**	**100**
32	INCOME TAX	14,406	1,085	15,869	98
33	DEFERED INCOME TAX	(16,973)	(1,278)	0	0
34	WORKERS' PROFIT SHARING	1,239	93	348	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,014,631	3,421,471
37	NET INCOME OF THE YEAR	48,709	(34,270)
38	NET SALES (**)	2,957,569	2,664,757
39	OPERATION INCOME (**)	9,631	(9,973)
40	NET INCOME OF MAYORITY INTEREST(**)	378,875	(75,873)
41	NET CONSOLIDATED INCOME (**)	368,675	(86,639)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2000 AND 1999
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	368,675	(86,639)
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	(445,718)	(41,462)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	(77,043)	(128,101)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	171,665	682,821
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	94,622	554,720
6	CASH FLOW FROM EXTERNAL FINANCING	(8,858)	(71,990)
7	CASH FLOW FROM INTERNAL FINANCING	2,354	(156,219)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	(6,504)	(228,209)
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	(90,382)	(325,063)
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(2,264)	1,448
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	38,415	36,967
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	36,151	38,415

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(445,718)**	**(41,462)**
13	DEPRECIATION AND AMORTIZATION FOR THE	150,272	96,667
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	11,366	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(607,356)	(138,129)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**171,665**	**682,821**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(75,633)	40,935
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	41,617	40,278
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(855,869)	808,965
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	194,357	(291,468)
22	+ (-) INCREASE (DECREASE) IN OTHER	867,193	84,111
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(8,858)**	**(71,990)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(134,147)	32,592
24	+ LONG-TERM BANK AND STOCK MARKET	126,814	(119,612)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(1,525)	15,030
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**2,354**	**(156,219)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	2,564
31	(-) DIVIDENS PAID	0	(161,144)
32	+ PREMIUM ON SALE OF SHARES	2,354	2,361
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(90,382)**	**(325,063)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(129,970)	(274,386)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	62,474	50,049
39	+ (-) OTHER ITEMS	(22,886)	(100,726)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE　　QUARTER:4　　2000
JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION　　Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	12.47 %	(3.25) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	26.61 %	(5.28) %
3	NET INCOME TO TOTAL ASSETS (**)	8.92 %	(3.09) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	(0.28) %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	20.76 %	(63.06) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.72 times	0.95 times
7	NET SALES TO FIXED ASSETS (**)	2.07 times	1.73 times
8	INVENTORIES ROTATION (**)	4.91 times	3.90 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42 days	38 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	17.86 %	21.62 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	65.39 %	48.28 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.89 times	0.93 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	27.46 %	34.03 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	24.22 %	15.11 %
15	OPERATING INCOME TO INTEREST PAID	0.06 times	(0.05) times
16	NET SALES TO TOTAL LIABILITIES (**)	1.09 times	1.97 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.18 times	0.89 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.02 times	0.54 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.89 times	0.74 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	1.76 %	3.44 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	(2.60) %	(4.81) %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	5.80 %	25.62 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.63 times	3.03 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	136.19 %	31.55 %
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(36.19) %	68.45 %
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	143.80 %	84.41

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 6.33	$ (1.32)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 6.33	$ (1.32)
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.91	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (10.19)	$ (2.59)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 24.48	$ 24.92
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ (2.83)
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.16 times	0.20 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.63 times	(3.86) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	FABRICACION,ELAB DE JUGOS Y NECTARES	1,145,996	99.99	17,040	78,514
2 ASESORES Y PROMOTORES DE MERCADO, S.A. DE C.V.	ASESORAMIENTO DE COMPRA-VENTA	449,996	99.99	450	4,300
3 COMERCIALIZADORA VAL VITA, S.A. DE C.V.	FABRICACION,VENTA DE PROD ALIMENTICIOS	6,354,202	99.99	6,354	11,988
4 INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERC DE MUEBLES E INM.	49	98.00	49	49
5 JUGOS DEL VALLE USA, INC. Y SUBSIDIARIA	COMPRA-VENTA DE JUGOS Y NECTARES	19,960	99.99	15,824	(728)
6 HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA	FABRICACION COMPRA-VENTA DE JUGOS	45,999,999	99.99	272,473	67,970
7 PROMOTORA DEL VALLE GUAJARDO, S.A. DE C.V. Y SUBS	ELAB.ENV.DIST. Y COMERC. DE BEBIDAS NO	138,050	90.00	138,050	50,663
8 JUGOS DEL VALLE ESPAÑA, S.L.	COMPRA-VENTA DE JUGOS Y NECTARES	2,533	99.99	693	(676)
9 CODEMEXICO, S.A. DE C.V.	FABRICACION DE PRODUCTOS LACTEOS	6,015,915	72.70	8,170	1,195
10 FLORIDA 7, S.A. DE C.V.	FABRICACION Y VENTA DE JUGOS	28,435,642	99.99	141,638	68,537
TOTAL INVESTMENT IN SUBSIDIARIES				600,741	281,812
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					281,812

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODEVALLE   QUARTER: 4   YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	35,825	5,283	30,542	50,958	7,992	73,508
MACHINERY	535,255	118,350	416,905	859,693	251,283	1,025,315
TRANSPORT EQUIPMENT	80,071	38,818	41,253	73,954	36,071	79,136
OFFICE EQUIPMENT	18,566	4,820	13,746	17,874	10,924	20,696
COMPUTER EQUIPMENT	66,661	47,955	18,706	51,064	13,046	56,724
OTHER	50,444	13,858	36,586	90,938	31,363	96,161
DEPRECIABLES TOTAL	786,822	229,084	557,738	1,144,481	350,679	1,351,540
NOT DEPRECIATION ASSETS						
GROUNDS	6,293	0	6,293	10,514	0	16,807
CONSTRUCTIONS IN PROCESS	38,954	0	38,954	24,112	0	63,066
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	45,247	0	45,247	34,626	0	79,873
TOTAL	832,069	229,084	602,985	1,179,107	350,679	1,431,413

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
			Until 1 Year	More Than 1 Year	Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
QUIROGRAFARIOS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SERFIN	08/12/2000	20.98	14,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	09/08/2000	21.23	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	04/12/2000	21.55	3,493	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	01/11/2000	20.48	57,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBV PROBURSA	21/12/2000	25.50	9,000	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	13/12/2000	21.04	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	11/12/2000	25.12	42,500	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	15/12/2000	9.34	0	0	0	0	0	0	0	0	47,861	0	0	0	0	0
RABOBANK	22/12/2000	9.36	0	0	0	0	0	0	0	0	17,230	0	0	0	0	0
RABOBANK	13/12/2000	9.36	0	0	0	0	0	0	0	0	21,059	0	0	0	0	0
CITIBANK	26/12/2000	11.20	0	0	0	0	0	0	0	0	42,998	0	0	0	0	0
CITIBANK	30/11/2000	18.08	0	0	0	0	0	0	0	0	6,819	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/1997	20.55	5,714	5,714	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	21/08/1998	21.58	16,000	26,667	0	0	0	0	0	0	0	0	0	0	0	0
P N C BANK	29/09/1998	7.50	0	0	0	0	0	0	0	0	0	678	678	339	0	0
RABOBANK	30/09/1998	9.47	0	0	0	0	0	0	0	0	0	15,954	0	0	0	0
RABOBANK	28/09/1999	7.20	0	0	0	0	0	0	0	0	0	2,385	2,385	2,385	1,193	0
BANAMEX	10/06/1997	11.97	0	0	0	15,954	15,954	15,954	15,954	39,663	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	26/01/2000	14.75	0	0	0	0	0	0	0	0	12,373	0	12,373	12,373	12,373	19,089
ARRENDAMIENTOS FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	12/01/1999	22.32	2,518	3,170	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	29/12/1999	22.32	144	198	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	30/05/2000	22.32	2,375	4,636	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	13/09/2000	22.32	205	478	0	0	0	0	0	0	0	0	0	0	0	0

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
GE CAPITAL	18/10/1998	11.17	0	0	0	0	0	0	0	0	0	587	532	0	0	0
GE CAPITAL	08/12/1999	11.17	0	0	0	0	0	0	0	0	0	51	52	52	52	19
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUDAMERIS	05/07/2000	20.61	0	0	0	0	0	0	0	0	8,006	0	0	0	0	0
BILBAO VIZCAYA	01/12/2000	19.90	0	0	0	0	0	0	0	0	5,876	0	0	0	0	0
SAFRA	06/10/2000	19.90	0	0	0	0	0	0	0	0	1,473	0	0	0	0	0
SAFRA	17/12/2000	19.90	0	0	0	0	0	0	0	0	4,419	0	0	0	0	0
SAFRA	11/12/2000	19.90	0	0	0	0	0	0	0	0	1,065	0	0	0	0	0
ABC	29/11/2000	14.75	0	0	0	0	0	0	0	0	4,419	0	0	0	0	0
SENIOR SECURED			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	26/05/2000	10.01	0	0	0	0	0	0	0	0	20,341	0	20,341	20,341	20,341	81,363
TOTAL BANKS			272,949	40,861	0	15,954	15,954	15,954	15,954	39,883	195,939	19,655	36,361	35,490	33,959	100,471
PROVEEDORES																
DE MATERIALES	31/12/2000	0.00	412,929	0	15,539	0	0	0	0	0	29,098	0	0	0	0	0
DE REFACCIONES	31/12/2000	0.00	0	0	27,904	0	0	0	0	0	0	0	0	0	0	0
DE ACTIVO FIJO	31/12/2000	0.00	0	0	1,509	0	0	0	0	0	18,680	0	0	0	0	0
FLETEROS	31/12/2000	0.00	27,785	0	0	0	0	0	0	0	75	0	0	0	0	0
TOTAL SUPPLIERS			440,694	0	44,952	0	0	0	0	0	45,853	0	0	0	0	0
DIVERSOS PROVISIONES	31/12/2000	0.00	870,241	0	0	0	0	0	0	0	113,529	0	1,534	0	0	10,231
OTHER CURRENT LIABILITIES AND OTHER CREDITS			870,241	0	0	0	0	0	0	0	113,529	0	1,534	0	0	10,231

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			1,583,884	40,861	44,952	15,954	15,954	15,954	15,954	39,883	355,321	19,856	37,895	35,490	33,959	110,702

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE $9.5722
DENTRO DE LOS RUBROS DE OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS EXISTE UN CREDITO A LARGO PLAZO, EL CUAL SE INTEGRA DE LA SIGUIENTE FORMA:

CONTRATO CONBIBLOC	01/12/1996	$ 70.02 USD
CONTRATO LOGIX COMUNICATION	09/07/1999	$ 6.17 USD
CONTRATO TETRA PACK LTDA	31/03/1999	$1,068.81 USD

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 CONSOLIDATED

JUDGED INFORMATION Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	19,279	190,176	21,487	200,608	390,784
OTHER	5,890	57,155	0	0	57,155
TOTAL	**25,169**	**247,331**	**21,487**	**200,608**	**447,939**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	18,201	178,119	0	0	178,119
INVESTMENTS	106	1,636	0	0	1,636
OTHER	3,270	32,250	0	0	32,250
TOTAL	**21,577**	**212,005**			**212,005**
NET BALANCE	**3,592**	**35,326**	**21,487**	**200,608**	**235,934**
FOREING MONETARY POSITION					
TOTAL ASSETS	**33,378**	**319,506**	0	0	**319,506**
LIABILITIES POSITION	**67,336**	**741,673**			**741,673**
SHORT TERM LIABILITIES POSITION	35,474	435,882	0	0	435,882
LONG TERM LIABILITIES POSITION	31,862	305,791	0	0	305,791
NET BALANCE	**(33,958)**	**(422,167)**			**(422,167)**

NOTES

LOS TIPOS DE CAMBIO QUE SE UTILIZARON FUERON:

MONEDA-REALES (TIPO DE CAMBIO A DOLARES) 0.51295
MONEDA-PESETAS (TIPO DE CAMBIO A DOLARES) 0.00559
TIPO DE CAMBIO OFICIAL EN DOLARES ES DE $9.5722

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	830,161	1,377,614	547,453	1.34	7,336
FEBRUARY	834,975	1,406,451	571,476	0.89	5,086
MARCH	870,444	1,412,917	542,473	0.55	2,984
APRIL	770,316	1,426,246	655,930	0.57	3,739
MAY	856,493	1,493,821	637,329	0.37	2,358
JUNE	1,015,110	1,691,775	676,664	0.59	3,992
JULY	979,387	1,769,236	789,850	0.39	3,080
AUGUST	938,473	1,726,940	788,467	0.55	4,337
SEPTEMBER	871,876	1,789,852	917,975	0.73	6,701
OCTOBER	873,917	1,770,388	896,471	0.69	6,186
NOVEMBER	853,863	1,771,399	917,536	0.86	7,891
DECEMBER	867,778	1,706,925	839,147	1.08	8,141
ACTUALIZATION:	0	0	0	0.00	4,116
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	10,587
OTHER	0	0	0	0.00	0
TOTAL					76,534

NOTES

CIAS. EXTRANJERAS:

JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOES, LTDA
JUGOS DEL VALLE ESPAÑA, S.L.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FRABRIC. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	68,102	66
PLANTA ZACATECAS	FAB. DE PULPAS Y CONCENTRADOS DE FRUTA	8,047	87
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	13,883	31
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	2,296	23
PLANTA PUERTO RICO	FAB Y VENTA DE BEBIDAS DE FRUTA	1,524	49
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	21,548	26
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	26,846	28
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	11,078	38
PLANTA SAN LUIS POTOSI	ELAB. ENV. Y DIST. DE BEBIDAS	10,136	11
PLANTA TEPEJI DEL RIO	ELAB.CAJETAS Y YOGURTS ALIMENTOS A BASE DE LECHE	256	22
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	3,251	63
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	24,888	45
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	3,082	20

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ. C/U
*CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **2000**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT,CONFRUTTA ,VALLE RED	PULPAS	CONSERVERA PENZTKE	SI	18.70
	IND.ALIM. DE ZACATECAS		CORP. ACONCAGUA		
			FLEXO RICO		
AZUCAR	COPROBAMEX			SI	4.30
FRUCTUOSA	ALMEX, S.A.			SI	4.70
BOTELLAS	VIDRIERIA QUERETARO, S.A.			SI	10.80
	VIDRIERIA LOS REYES, S.A.				
BOTES	FAMOSA Y VAN CAN			SI	6.20
TAPAS	FAMOSA, VAN CAN, A.P.S.A.			SI	5.50
	WHITE CAP COMBIBLOC				
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	6.30
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	3.00
OTROS					15.40

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	26,439	696,058	23,574	1,230,429	29.10	"VALLE REDONDO"	ALM. AURRERA
						"BOTELLIN"	GIGANTE, S.A.
BEBIDAS DE FRUTA	21,489	275,128	27,085	746,784	27.40	"FRUTSI"	COMERCIAL MEXICANA
						"BEBERE"	GRATEL DISTRIBUCION
REFRESCOS	9,665	104,561	12,845	292,132		"TROPICANA"	CADENA COM. OXXO
						"BARRILITOS"	CASA LEY
VAL VITA	317	13,399	476	27,657		"VAL VITA"	TIENDA ISSTE
KUL TAI	37	3,842	44	3,820		"KUL TAI"	NUEVA WALLMART DE
FLORIDA 7	351	7,653	2,447	98,310		"FLORIDA 7"	GRUPO CIFRA
PULPAS	9,041	55,860	582	4,340			MULLINS
							GRATEL QUERETARO
OTROS				106,158			WAL MART DE MEXICO
						"VALLE FRUT"	
TOTAL		1,156,501		2,509,630			

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			5,485	199,859	BRASIL	"VALLE REDONDO"	AROUCA R. VENDING
JUGOS Y NECTARES			1,968	96,120	USA	"VALLE REDONDO"	GOURMET AWARDS
REFRESCOS			408	20,247	USA	"VALLE REDONDO"	GOURMET AWARDS
JUGOS Y NECTARES			745	31,235	PUERTO RICO	"VALLE REDONDO"	GENERAL / KRESTO
BEBIDAS DE FRUTA			752	25,920	PUERTO RICO	"VALLE REDONDO"	GENERAL / KRESTO
JUGOS Y NECTARES			25	740	SURINAM	"VALLE REDONDO"	KING'S ENTERPRISES
JUGOS Y NECTARES			83	2,938	COSTA RICA	"VALLE REDONDO"	MERCANTIL DE ALIMEN
JUGOS Y NECTARES			153	4,842	EL SALVADOR	"VALLE REDONDO"	INDUSTRIAS CRISTAL
JUGOS Y NECTARES			23	791	CUBA	"VALLE REDONDO"	C.I. NEGINTER COLOM
JUGOS Y NECTARES			32	1,299	ESPAÑA	"VALLE REDONDO"	SOTABAC SOCORRO T
JUGOS Y NECTARES			650	28,435	VENEZUELA	"VALLE REDONDO"	ALIMENTOS CALIFORN
JUGOS Y NECTARES			31	1,230	CANADA	"VALLE REDONDO"	MEXICAN FOODS
JUGOS Y NECTARES			26	1,078	CHILE	"VALLE REDONDO"	ABU GOSCH Y CÍA. /
JUGOS Y NECTARES			72	2,722	PANAMA	"VALLE REDONDO"	CALOX PANAMEÑA
JUGOS Y NECTARES			36	1,225	TRINIDAD Y TOBAGO	"VALLE REDONDO"	FINELINE DISTRIBUT
JUGOS Y NECTARES			201	7,700	JAMAICA	"VALLE REDONDO"	CARI MED LIMITED
JUGOS Y NECTARES			37	1,163	BELICE	"VALLE REDONDO"	MAJIL MEXICAN PRODU
JUGOS Y NECTARES			44	1,585	SAINT MARTEEN	"VALLE REDONDO"	ST.MARTEEN SOPER F
JUGOS Y NECTARES			17	748	ESPAÑA	"VALLE REDONDO"	BEEA SRL
BEBIDAS DE FRUTA			261	8,351	Honduras,Japón,Nige Ecuador	"VALLE REDONDO"	VARIOS
PULPAS			63	692	COLOMBIA		GASEOSAS POSADA TO
PULPAS			17	431	EL SALVADOR		INDUSTRIAS CRISTAL
PULPAS			736	8,588	USA., HONDURAS, ISR		AGRA INTERNACIONAL
TOTAL				447,939			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KGS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS

STOCK EXCHANGE COD VALLE

JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 2000

ANNEX 12

. CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999**	673,076
Number of shares Outstanding at the Date of the NFEA: (Units)	57,685,709
[X] ARE THE FIGURES FISCALLY AUDITED?	[ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	48,709
- DETERMINED INCOME	17,048
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	106
- DETERMINED RFE	0
- NON DEDUCTABLES	21,096
NFE OF PERIOD :	10,459

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000	743,627
Number of shares Outstanding at the Date of the NFEA: (Units)	58,151,709

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **1999**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COD VALLE QUARTER: 4 YEAR: 2000

RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 57,685,709

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF 2000	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 58,151,709

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 1999 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR 2000
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,151,709			58,151,709	57,545	
TOTAL			58,151,709	0	0	58,151,709	57,545	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
58,151,709
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	684,000	5.61451	3.97000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR 2000

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2000 AND 1999 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RICARDO SANTANA SPINDOLA GERENTE DE CONTABILIDAD	C.P. MARIO MERCADO VARGAS DIRECTOR CORPORATIVO DE ADMINISTRACION

TEPOTZOTLAN, MEX, AT MAY 18 OF 2001

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE

FECHA: 18/05/2001 08:26

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: JUGOS DEL VALLE, S.A DE C.V.
DO MICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX
TELEFONO: 5876-06-00 5899-10-00
FAX: 5899-10-86 AUTOMATICO: X
E-MAIL: mmercado@jvalle.com.mx
DIRECCION DE INTERNETwww.jvalle.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: JVA780420DM3
DOMICILIO AV.INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE: C.P. JORGE HERNANDEZ TREJO
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING MANUEL ALBARRAN MACOUZET
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: mam2@jvalle.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: LIC. ROBERTO ALBARRAN CAMPILLO
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 18/05/2001 08:26

TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: ralbarran@jvalle.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS Y CONTROL DE GESTION
NOMBRE: C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5757-97-77
FAX: 5395-89-18
E-MAIL: anrodriguez@jvalle.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR CORPORATIVO DE ADMINISTRACION
NOMBRE: C.P. MARIO MERCADO VARGAS
DOMICILIO: INSURGENTES NUM. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5899-10-33
FAX: 5876-10-86
E-MAIL: mmercado@jvalle.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONTABILIDAD
NOMBRE: C.P. RICARDO SANTANA SPINDOLA
DOMICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5876-06-00
FAX: 5899-10-62
E-MAIL: rsantana2@jvalle.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: GERENTE JURIDICO
NOMBRE: LIC. LAURA VALTIERRA LEON
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18
E-MAIL: lvaltierra@jvalle.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ANTONIO FRANCK CABRERA

CLAVE DE COTIZACION: VALLE FECHA: 18/05/2001 08:26

DOMICILIO:	PASEO DE LAS PALMAS NO. 405 3ER. PISO
COLONIA:	COL. LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-05
FAX:	5540-92-00
E-MAIL:	afranck@fgdr.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. VICTOR MANUEL GALVAN MARTINEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	vgalvan@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE CORPORATIVO
NOMBRE:	LIC. EDUARDO MARINO LOPEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	emarino@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	INSURGENTES NUM. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5899-10-00
FAX:	5899-10-62
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE PLANEACION FINANCIERA Y RELACION CON INVERSIONIST
NOMBRE:	ING. ALFREDO HUERTA CHABOLLA
DOMICILIO:	AV. EJERCITO NACIONAL.
COLONIA:	PALMAS POLANCO NO. 904
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ahuerta@jvalle.com.mx

CLAVE DE COTIZACION: VALLE FECHA: 18/05/2001 08:26

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE **FECHA : 18/05/2001** 08:26
JUGOS DEL VALLE, S.A DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **B**

CARGO PRESIDENTE

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : ING. MANUEL ALBARRAN MACOUZET

CARGO VICEPRESIDENTE

VIGENCIA DEL : 30/04/1996 AL : 30/04/1998
NOMBRE : . . . .

CARGO TESORERO

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. EDUARDO MARINO LOPEZ

CARGO CONSEJERO(S) PROPIETARIO(S)

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC MANUEL ALBARRAN CAMPILLO

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. RICARDO ALBARRAN CAMPILLO

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. ROBERTO ALBARRAN CAMPILLO

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. ETTORE BIAGIONI .

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. JESUS CEVALLOS GOMEZ

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. ALEXIS D. FALQUIER .

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. HORACIO J. MCCOY MARTINEZ

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. ROBERTO ARTURO PRADILLA RODRIGUEZ

CARGO CONSEJERO(S) SUPLENTE(S)

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. JAVIER BAÑON .

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE **FECHA : 18/05/2001 08:26**
JUGOS DEL VALLE, S.A DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : C.P. MARIO MERCADO VARGAS

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : C.P. ORLANDO RUANOVA DE LA TORRE

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : C.P. PATRICIO MONTIEL FLORES

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : C.P. JAVIER BARROSO DEGOLLADO

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. ANTONIO FRANCK CABRERA

CARGO **SECRETARIO SUPLENTE**

VIGENCIA DEL : 30/04/2000 AL : 30/04/2001
NOMBRE : LIC. VICTOR MANUEL GALVAN MARTINEZ

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

(Millones de Pesos)

TRIMESTRE: 4 AÑO 2000

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	4,130	2,802	-450	-546	4,395	3,088	30	29	156	232	10	0
s02	ACTIVO CIRCULANTE	2,416	996	-155	-294	2,487	1,202	19	19	66	70	3	0
s03	LARGO PLAZO	0	0	-282	-252	282	252	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	-282	-252	282	252	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,431	1,541	0	0	1,344	1,433	11	10	76	97	4	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,011	2,042	0	0	1,884	1,876	19	19	108	147	4	0
s08	DEPRECIACION ACUMULADA	580	501	0	0	541	443	8	8	31	50	0	0
s09	ACTIVO DIFERIDO (NETO)	283	266	-14	0	283	202	0	0	14	65	3	0
s10	PASIVO TOTAL	2,700	1,353	-161	-287	2,744	1,533	18	13	99	94	8	0
s11	PASIVO CIRCULANTE	2,048	1,120	-148	-287	2,082	1,300	17	13	97	94	7	0
s12	PASIVO A LARGO PLAZO	347	233	0	0	347	233	0	0	0	0	1	0
s13	CREDITOS DIFERIDOS	305	0	-14	0	315	0	2	0	2	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,431	1,450	-289	-259	1,652	1,555	12	16	56	138	2	0
s15	CAPITAL CONTABLE MAYORITARIO	1,424	1,438	-289	-259	1,651	1,557	12	16	51	124	1	0
s16	CAPITAL CONTRIBUIDO	576	576	-672	-406	1,068	804	11	10	169	169	7	0
s17	CAPITAL GANADO (PERDIDO)	848	862	383	147	583	753	1	7	-118	-45	-6	0
s18	FLUJO NETO DE EFECTIVO	-2	0	0	0	-2	0	0	0	0	0	0	0

SECTOR 1: JUGOS DEL VALLE, S.A. DE C.V.
SECTOR 2: COMERCIALIZADORA VALVITA, S.A. DE C.V.
SECTOR 3: PROMOTORA VALLE GUAJARDO, S.A. DE C.V.

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

(Millones de Pesos)

TRIMESTRE: 4 AÑO 2000

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	2,958	2,665	-408	-438	3,008	2,809	28	35	325	258	5	0
r02	INGRESOS EXTERNOS	2,958	2,665	0	0	2,657	2,416	27	34	269	215	4	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	-408	-438	352	392	0	1	56	44	0	0
r04	RESULTADO BRUTO	1,315	1,129	-60	-60	1,255	1,083	5	9	113	97	1	0
r05	GASTOS DE OPERACION	1,305	1,139	-77	-81	1,235	1,092	8	8	137	120	2	0
r06	RESULTADO DE OPERACION	10	-10	17	21	20	-9	-3	1	-24	-23	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	190	210	17	20	152	163	-1	0	21	27	0	0
r08	INTERESES PAGADOS	150	183	-3	-3	150	182	0	0	3	4	0	0
r09	INTERESES GANADOS	11	10	0	-4	11	13	0	0	0	1	0	0
r10	RESULTADO POR POSICION MONETARIA	-77	-54	0	0	-74	-58	0	0	-2	3	0	0
r11	OTRAS OPERACIONES FINANCIERAS	128	92	21	19	86	52	0	0	21	21	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-180	-220	0	2	-132	-172	-2	1	-45	-49	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-1	16	0	0	9	15	-1	0	-9	0	-1	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-179	-236	0	2	-141	-187	-2	1	-36	-50	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	7	0	0	0	0	0	0	0	7	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-172	-236	0	2	-141	-187	-2	1	-29	-50	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-53	0	0	0	0	0	0	0	-53	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-225	-236	0	2	-141	-187	-2	1	-82	-50	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	-594	-149	0	0	-596	-149	0	0	2	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	369	-87	0	2	455	-39	-2	1	-84	-50	0	0
r22	PARTICIPACION MINORITARIA	10	11	0	0	2	5	0	0	8	0	0	0
r23	RESULTADO NETO MAYORITARIO	379	-76	0	2	457	-33	-2	1	-76	-45	0	0

SECTOR 1: JUGOS DEL VALLE, S.A. DE C.V.

SECTOR 2: COMERCIALIZADORA VAL VITA, S.A. DE C.V.

SECTOR 3: PROMOTORA DEL VALLE GUAJARDO, S.A. DE C.V.

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: 4 AÑO: 2000
(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
s01	ACTIVO TOTAL	4,130	2,804	-450	-546	4,237	2,928	58	77	286	344	1	0
s02	ACTIVO CIRCULANTE	2,416	996	-155	-294	2,446	1,153	37	48	88	89	1	0
s03	LARGO PLAZO	0	0	-282	-252	282	252	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	-282	-252	282	252	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,431	1,542	0	0	1,272	1,346	10	12	150	184	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,011	2,042	0	0	1,831	1,835	18	19	162	189	0	0
s08	DEPRECIACION ACUMULADA	580	500	0	0	559	489	9	7	12	4	0	0
s09	ACTIVO DIFERIDO (NETO)	283	266	-14	0	237	178	11	17	48	71	0	0
s10	PASIVO TOTAL	2,700	1,353	-161	-287	2,587	1,236	57	61	217	343	2	0
s11	PASIVO CIRCULANTE	2,048	1,120	-148	-287	1,989	1,024	57	60	150	323	2	0
s12	PASIVO A LARGO PLAZO	347	233	0	0	279	211	1	1	66	21	0	0
s13	CREDITOS DIFERIDOS	305	0	-14	0	319	0	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,431	1,450	-289	-259	1,650	1,692	1	16	69	1	-1	0
s15	CAPITAL CONTABLE MAYORITARIO	1,424	1,438	-289	-259	1,644	1,678	1	16	69	3	-1	0
s16	CAPITAL CONTRIBUIDO	576	576	-672	-406	970	837	26	19	251	127	1	0
s17	CAPITAL GANADO (PERDIDO)	848	862	383	147	673	841	-25	-2	-182	-124	-1	0
s18	FLUJO NETO DE EFECTIVO	-2	0	0	0	-2	0	0	0	0	0	0	0

PAIS 1: JUGOS DEL VALLE S.A. DE C.V.
PAIS 2: JUGOS DEL VALLE USA, INC.
PAIS 3: SUCOS DEL VALLE DO BRASIL, LTDA.

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: 4 AÑO: 2000

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act	Año Ant.
r01	VENTAS NETAS	2,958	2,665	-408	-438	2,992	2,753	174	223	200	126	1	0
r02	INGRESOS EXTERNOS	2,958	2,665	0	0	2,584	2,315	174	223	200	126	1	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	-408	-438	408	438	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,315	1,129	-59	-60	1,286	1,118	36	49	52	21	0	0
r05	GASTOS DE OPERACION	1,305	1,139	-77	-81	1,236	1,060	51	64	93	95	2	0
r06	RESULTADO DE OPERACION	10	-10	18	21	50	58	-15	-15	-41	-74	-2	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	190	210	17	19	147	170	-2	-7	28	26	0	0
r08	INTERESES PAGADOS	150	183	-3	-3	141	183	0	0	12	3	0	0
r09	INTERESES GANADOS	11	10	0	-4	11	14	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-77	-54	0	0	-66	-36	-2	-2	-8	-16	0	0
r11	OTRAS OPERACIONES FINANCIERAS	128	92	21	19	83	37	0	-4	24	39	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P T U	-180	-220	0	2	-97	-112	-13	-9	-69	-100	-1	0
r13	PROVISION PARA IMPUESTOS Y P T U	-1	16	0	0	-1	16	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P T U.	-179	-236	0	2	-96	-129	-13	-9	-69	-100	-1	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	7	0	0	0	7	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-172	-236	0	2	-89	-129	-13	-9	-69	-100	-1	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-53	0	0	0	-53	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-225	-236	0	2	-142	-129	-13	-9	-69	-100	-1	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	-594	-149	0	0	-594	-149	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	369	-87	0	2	452	21	-13	-9	-69	-100	-1	0
r22	PARTICIPACION MINORITARIA	10	11	0	0	9	0	0	0	2	0	0	0
r23	RESULTADO NETO MAYORITARIO	379	-76	0	2	461	21	-13	-9	-68	-100	-1	0

PAIS 1: JUGOS DEL VALLE, S.A. DE C.V.

PAIS 2: JUGOS DEL VALLE USA, INC.

PAIS 3: SUCOS DEL VALLE DO BRASIL, LTDA.

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

TRIMESTRE: 4 AÑO 2000

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	4,130	2,802	-450	-546	4,395	3,088	30	29	156	232	10	0
s02	ACTIVO CIRCULANTE	2,416	996	-155	-294	2,487	1,202	19	19	66	70	3	0
s03	LARGO PLAZO	0	0	-282	-252	282	252	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	-282	-252	282	252	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,431	1,541	0	0	1,344	1,433	11	10	76	97	4	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,011	2,042	0	0	1,884	1,876	19	19	108	147	4	0
s08	DEPRECIACION ACUMULADA	580	501	0	0	541	443	8	8	31	50	0	0
s09	ACTIVO DIFERIDO (NETO)	283	266	-14	0	283	202	0	0	14	65	3	0
s10	PASIVO TOTAL	2,700	1,353	-161	-287	2,744	1,533	18	13	99	94	8	0
s11	PASIVO CIRCULANTE	2,048	1,120	-148	-287	2,082	1,300	17	13	97	94	7	0
s12	PASIVO A LARGO PLAZO	347	233	0	0	347	233	0	0	0	0	1	0
s13	CREDITOS DIFERIDOS	305	0	-14	0	315	0	2	0	2	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,431	1,450	-289	-259	1,652	1,555	12	16	56	138	2	0
s15	CAPITAL CONTABLE MAYORITARIO	1,424	1,438	-289	-259	1,651	1,557	12	16	51	124	1	0
s16	CAPITAL CONTRIBUIDO	576	576	-672	-406	1,068	804	11	10	169	169	7	0
s17	CAPITAL GANADO (PERDIDO)	848	862	383	147	583	753	1	7	-118	-45	-6	0
s18	FLUJO NETO DE EFECTIVO	-2	0	0	0	-2	0	0	0	0	0	0	0

SECTOR 1: JUGOS DEL VALLE, S.A. DE C.V.
SECTOR 2: COMERCIALIZADORA VALVITA, S.A. DE C.V.
SECTOR 3: PROMOTORA VALLE GUAJARDO, S.A. DE C.V.

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000

TRIMESTRE: 4 AÑO 2000

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	2,958	2,665	-408	-438	3,008	2,809	28	35	325	258	5	0
r02	INGRESOS EXTERNOS	2,958	2,665	0	0	2,657	2,416	27	34	269	215	4	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	-408	-438	352	392	0	1	56	44	0	0
r04	RESULTADO BRUTO	1,315	1,129	-60	-60	1,255	1,083	5	9	113	97	1	0
r05	GASTOS DE OPERACION	1,305	1,139	-77	-81	1,235	1,092	8	8	137	120	2	0
r06	RESULTADO DE OPERACION	10	-10	17	21	20	-9	-3	1	-24	-23	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	190	210	17	20	152	163	-1	0	21	27	0	0
r08	INTERESES PAGADOS	150	183	-3	-3	150	182	0	0	3	4	0	0
r09	INTERESES GANADOS	11	10	0	-4	11	13	0	0	0	1	0	0
r10	RESULTADO POR POSICION MONETARIA	-77	-54	0	0	-74	-58	0	0	-2	3	0	0
r11	OTRAS OPERACIONES FINANCIERAS	128	92	21	19	86	52	0	0	21	21	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-180	-220	0	2	-132	-172	-2	1	-45	-49	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-1	16	0	0	9	15	-1	0	-9	0	-1	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-179	-236	0	2	-141	-187	-2	1	-36	-50	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	7	0	0	0	0	0	0	0	7	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-172	-236	0	2	-141	-187	-2	1	-29	-50	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-53	0	0	0	0	0	0	0	-53	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-225	-236	0	2	-141	-187	-2	1	-82	-50	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	-594	-149	0	0	-596	-149	0	0	2	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	369	-87	0	2	455	-39	-2	1	-84	-50	0	0
r22	PARTICIPACION MINORITARIA	10	11	0	0	2	5	0	0	8	0	0	0
r23	RESULTADO NETO MAYORITARIO	379	-76	0	2	457	-33	-2	1	-76	-45	0	0

SECTOR 1: JUGOS DEL VALLE, S.A. DE C.V.
SECTOR 2: COMERCIALIZADORA VAL VITA, S.A. DE C.V.
SECTOR 3: PROMOTORA DEL VALLE GUAJARDO, S.A. DE C.V.

CLAVE DE COTIZACIÓN VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: 4 AÑO: 2000
(Millones de Pesos)

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		[illegible]	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	[illegible]	Año Ant.
s01	ACTIVO TOTAL	4,130	2,804	-450	-546	4,237	2,928	58	77	286	344		0
s02	ACTIVO CIRCULANTE	2,416	996	-155	-294	2,446	1,153	37	48	88	89		0
s03	LARGO PLAZO	0	0	-282	-252	282	252	0	0	0	0		0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	0	0	-282	-252	282	252	0	0	0	0		0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0		0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,431	1,542	0	0	1,272	1,346	10	12	150	184		0
s07	INMUEBLES, PLANTA Y EQUIPO	2,011	2,042	0	0	1,831	1,835	18	19	162	189		0
s08	DEPRECIACION ACUMULADA	580	500	0	0	559	489	9	7	12	4		0
s09	ACTIVO DIFERIDO (NETO)	283	266	-14	0	237	178	11	17	48	71		0
s10	PASIVO TOTAL	2,700	1,353	-161	-287	2,587	1,236	57	61	217	343		0
s11	PASIVO CIRCULANTE	2,048	1,120	-148	-287	1,989	1,024	57	60	150	323		0
s12	PASIVO A LARGO PLAZO	347	233	0	0	279	211	1	1	66	21		0
s13	CREDITOS DIFERIDOS	305	0	-14	0	319	0	0	0	0	0		0
s14	CAPITAL CONTABLE CONSOLIDADO	1,431	1,450	-289	-259	1,650	1,692	1	16	69	1		0
s15	CAPITAL CONTABLE MAYORITARIO	1,424	1,438	-289	-259	1,644	1,678	1	16	69	3		0
s16	CAPITAL CONTRIBUIDO	576	576	-672	-406	970	837	26	19	251	127		0
s17	CAPITAL GANADO (PERDIDO)	848	862	383	147	673	841	-25	-2	-182	-124		0
s18	FLUJO NETO DE EFECTIVO	-2	0	0	0	-2	0	0	0	0	0		0

PAIS 1: JUGOS DEL VALLE S.A. DE C.V.
PAIS 2: JUGOS DEL VALLE USA, INC.
PAIS 3: SUCOS DEL VALLE DO BRASIL, LTDA.

CLAVE DE COTIZACIÓN: VALLE

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 1999 Y 2000 TRIMESTRE: 4 AÑO: 2000

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO Año Act.	CONSOLIDADO Año Ant.	AJUSTES CONS. Año Act.	AJUSTES CONS. Año Ant.	PAIS 1 Año Act.	PAIS 1 Año Ant.	PAIS 2 Año Act.	PAIS 2 Año Ant.	PAIS 3 Año Act.	PAIS 3 Año Ant.	OTROS Año Act.	OTROS Año Ant.
r01	VENTAS NETAS	2,958	2,665	-408	-438	2,992	2,753	174	223	200	126	1	0
r02	INGRESOS EXTERNOS	2,958	2,665	0	0	2,584	2,315	174	223	200	126	1	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	-408	-438	408	438	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,315	1,129	-59	-60	1,286	1,118	36	49	52	21	0	0
r05	GASTOS DE OPERACION	1,305	1,139	-77	-81	1,236	1,060	51	64	93	95	2	0
r06	RESULTADO DE OPERACION	10	-10	18	21	50	58	-15	-15	-41	-74	-2	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	190	210	17	19	147	170	-2	-7	28	26	0	0
r08	INTERESES PAGADOS	150	183	-3	-3	141	183	0	0	12	3	0	0
r09	INTERESES GANADOS	11	10	0	-4	11	14	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-77	-54	0	0	-66	-36	-2	-2	-8	-16	0	0
r11	OTRAS OPERACIONES FINANCIERAS	128	92	21	19	83	37	0	-4	24	39	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P T U	-180	-220	0	2	-97	-112	-13	-9	-69	-100	-1	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-1	16	0	0	-1	16	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	-179	-236	0	2	-96	-129	-13	-9	-69	-100	-1	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	7	0	0	0	7	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	-172	-236	0	2	-89	-129	-13	-9	-69	-100	-1	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	-53	0	0	0	-53	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	-225	-236	0	2	-142	-129	-13	-9	-69	-100	-1	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	-594	-149	0	0	-594	-149	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	369	-87	0	2	452	21	-13	-9	-69	-100	-1	0
r22	PARTICIPACION MINORITARIA	10	11	0	0	9	0	0	0	2	0	0	0
r23	RESULTADO NETO MAYORITARIO	379	-76	0	2	461	21	-13	-9	-68	-100	-1	0

PAIS 1: JUGOS DEL VALLE, S.A. DE C.V.

PAIS 2: JUGOS DEL VALLE USA, INC.

PAIS 3: SUCOS DEL VALLE DO BRASIL, LTDA.

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
FIRST QUARTER 2000

DIRECTOR'S REPORT (1)

CONSOLIDATED

ANNEX 1

Final Printing

The net consolidated income of this society continues showing an accelerated growth. Net sales for the first quarter of 2000 in the amount of $693.0 million pesos represent an increase of 13.9% in respect to the same quarter of 1999 and of 13.5% in respect to the previous quarter (Quarter 4, 1999).

Total domestic net sales increased 15,2% in respect to Quarter 1, 1999, this highlights the growth of the fruit drinks of 23.4%. We had an increase of national revenue of 16.3% in respect to Quarter 4, 1999. Total international net sales increased 4.0%, however, in terms of dollars, this growth in sales for the international area was of 20.7%.

It is important to highlight the fact that of the total revenues for the quarter, 11.9% was originated by the new products introduced into the market during the third quarter of 1999 and, with the revenue of the carbonated drinks, this represented 19.0%, while the revenues outside of Mexico represented 13.5% of the total revenues.

During this quarter, sales by unit box reached the amount of 18.8 million boxes, which represents an increase of 26.1% compared to the same quarter of the previous year.

Sales in the domestic market, the growth in sales was of 26.2% (16.4 million boxes). Without taking into consideration the sales of the new division of beverages, the volume of sales increased 18.6%.

Regarding exports, the growth in sales was of 25.3%, and the main countries where Jugos del Valle sold its products were Brazil, USA, Puerto Rico, and Central America.

The consolidated gross profit generated in this quarter in the amount of $ 317.1 million represents an increase of 21.4% to the same period of the previous year, and the percentage of net sales (45.8%) presents an increase of 2.8 percentage points. It also shows a strong increase of 40.2% in respect to the previous quarter; even though it is still affected by the low margins generated in Brazil caused by the devaluation of their currency, it is still not totally recuperated through sales price.

Operating expenses show an increase of 16.8% in respect to the first quarter of 1999. These were mainly derived from the incorporation of the new operation of beverages and a mayor operative structure in Brazil, having a manufacturing operation in Brazil that was not operating during the first quarter of last year.

In relation to the previous quarter, we reduced operating expenses in the amount of 13.8 million, as a result of the operating reduction plans, notwithstanding the increase of $ 5.7 million in publicity expenses and a growth of 15.8% in sales volume, which has an impact in variable operating expenses.

Operating results for $ 30.6 million shows an increase of 92.0% in the same period of the previous year and represents 4.4% in relation to the net incomes, showing a significant recuperation in relation to the loss of 8.9% in the last quarter of 1999. The operating margin of the national operation was of 8.5%.

The UAFIR generated during the quarter in the amount of $ 65.5 million represents 9.5% over net sales and shows an increase of 86.6% to that of the same quarter of the previous year.

The total financing cost of $ 10.3 million represented 1.5% on net sales versus 5.6% of the previous year, due mainly to less interest expenses derived from the payment of bank liabilities and to the benefits of the exchange rates.

As a result of the aforementioned factors, the net majority results of the period was of $8.7 million, representing 1.3% over net sales.

In reference to the financial situation, the Company generated resources derived from the net results of the fiscal year and changes in the working capital of $58.1 million, that allowed a reduction of bank liabilities in the amount of $ 33.9 million in real interest terms versus the closing of 1999 and the financing of its investment projects.

The favorable demand of the domestic market, the stabilized macro economic situations of Brazil and Mexico, and diverse actions generated in the Organization such as: aggressive cost reduction and expense programs that generated a growth in gross and operating margins, the gradual growth of revenues derived from new products and the consolidation of the new beverage division as well as the direct distribution network that have initiated a generation of positive results have been key elements in the improvement of results.

LIC. ROBERTO ALBARRÁN CAMPILLO

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Conditions for preparing the financial statements and investment valuations in its subsidiaries.

The attached unconsolidated financial statements have been made in accordance with different legal and statutory requirements. They show investments done in subsidiaries valued through the participation method, which consists of recognizing the value of investment as a proportion of the updated shareholders' equity of the subsidiaries, in accordance with the number of shares. This procedure equals the shareholders' equity with the results of the fiscal year of the consolidated and unconsolidated financial statements

The excess of cost over net book value of its Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition.

b) Inflationary Accounting

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C.

- The inventories are valued at reposition costs and should not exceed their net realization value.

- The sugar inventories are valued at preferential rates in accordance with established agreements.

- Sales cost are valued in constant pesos using the reposition cost as a base.

- As of January 1, 1977, the Company adopted the policy of recognizing in its financial statements the effects of inflation in machinery and equipment, applying the method of adjustment by changes in a general price level, using the INPC methods over the previously specific actualized fixed assets acquired up to December 31, 1996, in accordance to the 5th document of the Bulletin B-10.

- Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets.

- Installation, deferred, patent and trademark expenses are actualized at acquisition cost and restated by applying factors derived from the INPC.

- Amortization is calculated by applying the straight-line method, considering the restated values of installation, deferred, patent, and trademark expenses at the highest rates allowed under Mexico's current Income Tax Law.

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

- The monetary position results represent the inflationary effect over assets and monetary liabilities holding, an asset is recorded as a loss and liabilities as a gain.

- As of 1998, the Company adopted the policy of recognizing in its financial statements the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

c) Realized Investments

- Valued at acquisition cost which is similar to the market value.

d) Basic Profits per Ordinary Share

- The basic profit per ordinary share is calculated on weighted average of ordinary shares in accordance with the regulation of Bulletin B-14 issued by the Mexican Institute of Public Accountants, A.C.

e) Labor Liabilities

- The Company charges to the fiscal year the payments corresponding to these liabilities.

- The reserve funds for seniority pension and premium plans and voluntary retirement were determined through appraisals of independent experts.

NOTE 3 STOCK MARKET CREDITS

As of March 31, 2000, the Company did not have any credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

a) Jugos del Valle, S.A. de C.V. serves as guarantor to its subsidiary Company, Holdinmex S.A. de C.V. for the following credit granted by Citibank Mexico, S.A. de C.V.

AMOUNT	**CURRENCY**	**MATURITY DATE**
$ 1,700 USD	US DOLLARS	April 28, 2000

(1) Revolving Credit

b) As of April 19, 1999, the Company had entered into a **Forward** contract with Citibank Mexico, S.A. de C.V., for US$10,800, and covers the Company from a foreign-exchange rate of $11.00/US$1.00. The date of liquidation of the contract is March 31, 2000, which was paid on the date indicated and which caused a loss of $18,576 MN.

NOTE 5: SHAREHOLDERS´ EQUITY

SHAREHOLDERS' EQUITY	NOMINAL	RESTATED	TOTAL
Equity	57,279	259,242	316,521
Premium on issuance of shares	73,774	153,372	227,146
Retained Earnings (Liabilities)	439,519	211,324	650,843
Accumulative Results	428,237	196,012	624,249
Legal reserve	11,282	15,312	26,594
	439,519	211,324	650,843
Reserve for buyback of shares	20,448	49,050	69,498
Excess in restatement of Shareholders´ equity	15,698	110,494	126,192
Accumulated effect of deferred income tax	(232,198	(6,525)	(238,723)
	(216,500	103,969	(112,531)
Fiscal Year Results	8,749	(63)	8,685
TOTAL	383,268	776,894	1,160,162
Minority interest	26,814	(2,594)	24,220
Consolidated Shareholders' Equity TOTAL	410,082	774,300	1,184,382

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '00	662,040	670,887	(5,306)	(5,385)	(5,385)	313.067	317.595
Feb. '00	661,782	676,590	3,614	3,631	(1,754)	315.844	317.595
March '00	661,245	679,823	10,440	10,440	(8,685)	317.595	317.595
April '99	651,553	692,926	(4,023)	(4,390)	4,295	291.075	317.595
May '99	652,780	698,335	(7,236)	(7,848)	(3,554)	292.826	317.595
June '99	652,378	702,659	22,993	24,775	21,221	294.750	317.595
July '99	652,879	707,687	(42,790)	(46,872)	(25,651)	296.698	317.595
Aug. '99	650,805	711,122	(33,467)	(35,622)	(61,273)	298.368	317.595
Sep. '99	650,657	716,484	25,530	26,916	(34,357)	301.251	317.595
Oct. '99	629,876	722,000	(32,485)	(34,032)	(68,388)	303.159	317.595
Nov. '99	629,876	727,557	(21,811)	(22,649)	(91,037)	305.855	317.595
Dec. '99	620,855	734,485	66,022	(67,877)	(23,159)	308.919	317.595

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **1** Year: **2000**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2000 AND 1999

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**2,940,931**	**100**	**2,562,880**	**100**
2	**CURRENT ASSETS**	**1,193,765**	**41**	**923,409**	**36**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	38.783	1	78.473	3
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	350.295	12	297.727	12
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	445.856	15	99.260	4
6	INVENTORIES	320.871	11	380.753	15
7	OTHER CURRENT ASSETS	37.960	1	67.196	3
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,452,200**	**49**	**1,415,289**	**55**
13	PROPERTY	111.137	4	90.755	4
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,298.921	44	1,227,688	48
15	OTHER EQUIPMENT	403.693	14	428.518	17
16	ACCUMULATED DEPRECIATION	467.802	16	460.809	18
17	CONSTRUCTION IN PROGRESS	106.251	4	129.137	5
18	**DEFERRED ASSETS (NET)**	**247,172**	**8**	**172,310**	**7**
19	**OTHER ASSETS**	**47,794**	**2**	**51,872**	**2**
20	**TOTAL LIABILITIES**	**1,756,549**	**100**	**1,113,374**	
21	**CURRENT LIABILITIES**	**1,222,013**	**70**	**870,720**	**78**
22	SUPPLIERS	316.405	18	303.465	27
23	BANK LOANS	535.976	31	484.781	44
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	54.053	3	30.772	3
26	OTHER CURRENT LIABILITIES	315.579	18	51.702	5
27	**LONG-TERM LIABILITIES**	**249,567**	**14**	**241,062**	**22**
28	BANK LOANS	229.049	13	231.263	21
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	20.518	1	9.799	1
31	**DEFERRED LOANS**	**284,969**	**16**	**1,592**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,184,382**	**100**	**1,449,506**	**100**
34	**MINORITY INTEREST**	**24,220**	**2**	**17,705**	**1**
35	**MAJORITY INTEREST**	**1,160,162**	**98**	**1,431,801**	**99**
36	**CONTRIBUTED CAPITAL**	**543.667**	**46**	**540.388**	**37**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57.279	5	56.408	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	259.242	22	259.069	18
39	PREMIUM ON SALES OF SHARES	227.146	19	224.911	16
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**616,495**	**52**	**891,413**	**61**
42	RETAINED EARNINGS AND CAPITAL RESERVE	650.843	55	686.605	47
43	REPURCHASE FUND OF SHARES	69.498	6	66.897	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(112.531)	(10)	141.853	10
45	NET INCOME FOR THE YEAR	8.685	1	(3.942)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 1 YEAR: 2000

CONSOLIDATED FINANCIAL STATEMENT

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**38,783**	100	**78,473**	100
46	CASH	13,153	34	78,473	100
47	SHORT-TERM INVESTMENTS	25,630	66	0	0
18	**DEFERRED ASSETS (NET)**	**247,172**	100	**172,310**	100
48	AMORTIZED OR REDEEMED EXPENSES	131,781	53	117,741	68
49	GOODWILL	66,371	27	54,569	32
50	DEFERRED TAXES	49,020	20	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,222,013**	100	**870,720**	100
52	FOREING CURRENCY LIABILITIES	230,322	19	250,747	29
53	MEXICAN PESOS LIABILITIES	991,691	81	619,973	71
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**315,579**	100	**51,702**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	315,579	100	51,702	100
27	**LONG-TERM LIABILITIES**	**249,567**	100	**241,062**	100
59	FOREING CURRENCY LIABILITIES	196,814	79	167,334	69
60	MEXICAN PESOS LIABILITIES	52,753	21	73,728	31
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**20,518**	100	**9,799**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	20,518	100	9,799	100
31	**DEFERRED LOANS**	**284,969**	100	**1,592**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	282,416	99	0	0
67	OTHERS	2,553	1	1,592	100
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(112,531)**	100	**141,853**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(24,438)	(22)	(20,708)	(15)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(88,093)	(78)	162,561	115

05/01/1999 12:14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 1 YEAR: 2000

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(28,248)	52,689
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,848	1,882
74	EXECUTIVES (*)	121	136
75	EMPLOYERS (*)	1,721	1,659
76	WORKERS (*)	2,216	2,128
77	CIRCULATION SHARES (*)	57,882,709	57,005,709
78	REPURCHASED SHARES (*)	953,000	1,830,000

29/01/1999 12:14

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2000

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**692,956**	100	608,338	100
2	COST OF SALES	375.839	54	347,049	57
3	**GROSS INCOME**	**317,117**	**46**	**261,289**	**43**
4	OPERATING EXPENSES	286,490	41	245.339	40
5	**OPERATING INCOME**	**30,627**	**4**	**15,950**	**3**
6	TOTAL FINANCING COST	10.314	1	34,286	6
7	**INCOME AFTER FINANCING COST**	**20,313**	**3**	**(18,336)**	**(3)**
8	OTHER FINANCIAL OPERATIONS	6,966	1	(106)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**13,347**	**2**	**(18,230)**	**(3)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	5,066	1	416	0
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**8,281**	**1**	**(18,646)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**8,281**	**1**	**(18,646)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**8,281**	**1**	**(18,646)**	**(3)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(14,704)	(2)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**8,281**	**1**	**(3,942)**	**(1)**
19	NET INCOME OF MINORITY INTEREST	(404)			
20	**NET INCOME OF MAJORITY INTEREST**	**8,685**	**1**	**(3,942)**	**(1)**

29/01/1999 12 14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 1 YEAR: 2000

EARNING STATEMENT

(Thousands of Pesos)

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**692,956**	**100**	**608,338**	**100**
21	DOMESTIC	599,689	87	518,620	85
22	FOREIGN	93,267	13	89,718	15
23	TRANSLATED INTO DOLLARS (***)	9,894	1	8,195	1
6	**TOTAL FINANCING COST**	**10,314**	**100**	**34,286**	**100**
24	INTEREST PAID	37,560	364	53,194	155
25	EXCHANGE LOSSES	0	0	6,782	20
26	INTEREST EARNED	1,474	14	4,982	15
27	EXCHANGE PROFITS	1,334	13	0	0
28	GAIN DUE TO MONETARY POSITION	(24,438)	(237)	(20,708)	(60)
8	**OTHER FINANCIAL OPERATIONS**	**6,966**	**100**	**(106)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	6,966	100	(106)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**5,066**	**100**	**416**	**100**
32	INCOME TAX	3,869	76	(3,709)	(892)
33	DEFERED INCOME TAX	1,197	24	0	0
34	WORKERS' PROFIT SHARING	0	0	4,125	992
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

05/05/2000 12:14

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE   QUARTER: 1   YEAR: 2000

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
Thousands of Pesos

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	908,984	770,500
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,598,409	2,220,441
39	OPERATION INCOME (**)	5,875	65,179
40	NET INCOME OF MAYORITY INTEREST(**)	(23,159)	499,255
41	NET CONSOLIDATED INCOME (**)	(23,159)	499,255

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

29/01/1999 12:14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

QUARTER: 1 YEAR: 2000

[illegible] FINANCIAL STATEMENT
FROM JANUARY [illegible] AND [illegible]
[illegible]

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**8,281**	**(3,942)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	34,847	19,141
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**43,128**	**15,199**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	14,946	447,093
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**58,074**	**462,292**
6	CASH FLOW FROM EXTERNAL FINANCING	(33,902)	(164,959)
7	CASH FLOW FROM INTERNAL FINANCING	1,213	(152,053)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(32,689)**	**(317,012)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(22,848)**	**(101,687)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	2,537	43,593
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	36,246	34,880
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	38,783	78,473

01/01/1999 12:14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE   QUARTER: 1   YEAR: 2000

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**34,847**	**19,141**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	34,847	19,141
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**14,946**	**447,093**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(46,256)	44,925
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	42,991	27,891
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(13,404)	650,099
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	121,605	40,011
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(89,990)	(315,833)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(33,902)**	**(164,959)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(66,624)	(87,044)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	32,722	(77,915)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,213**	**(152,053)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	1,213	0
31	(-) DIVIDENS PAID	0	(152,053)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(22,848)**	**(101,687)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(22,848)	(101,687)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE — QUARTER: 1 — YEAR: 2000

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	1.20 %	(0.65) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(2.00) %	34.87 %
3	NET INCOME TO TOTAL ASSETS (**)	(0.79) %	19.48 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	(0.28) %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	295.11 %	(525.32) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.88 times	0.87 times
7	NET SALES TO FIXED ASSETS (**)	1.79 times	1.57 times
8	INVENTORIES ROTATION (**)	4.61 times	3.40 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40 days	38 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.21 %	0.22 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.73 %	43.44 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.48 times	0.77 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	24.32 %	37.55 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	17.19 %	17.03 %
15	OPERATING INCOME TO INTEREST PAID	0.82 times	0.30 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.48 times	1.99 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.98 times	1.06 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.71 times	0.62 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.68 times	0.83 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.17 %	9.01 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	6.22 %	2.50 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.16 %	73.49 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.55 times	8.69 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	103.71 %	52.04 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(3.71) %	47.96 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00 %	100.00

01/01/1999 12:14

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE QUARTER: 1 YEAR: 2000

CONSOLIDATED FINANCIAL STATEMENT

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.40)		$ 8.69	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 20.04		$ 25.12	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.21	times	0.27	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(10.43)	times	0.79	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

01/01/1999 12:14

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 1 | YEAR: 2000

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	FABRICACION,ELAB DE JUGOS Y NECTARES	1,145,996	99.99	17,040	67,956
3 ASESORES Y PROMOTORES DE MERCADO, S.A. DE C.V.	ASESORAMIENTO DE COMPRA-VENTA	449,996	99.99	450	4,723
4 COMERCIALIZADORA VAL VITA, S.A. DE C.V.	FABRICACION,VENTA DE PROD ALIMENTICIOS	6,354,202	99.99	6,354	11,658
5 INMOBILIARIA JUVASA	COMPRA-VENTA DE OPERC DE MUEBLES E INM.	49	98.00	49	67
6 JUGOS DEL VALLE USA, INC.	COMPRA-VENTA DE JUGOS Y NECTARES	19,960	100.00	15,824	6,714
7 HOLDINBRAS PARTICIPACOES, LTDA	COMPRA-VENTA DE JUGOS Y NECTARES	49,999,999	99.99	251,504	112,658
8 PROMOTORA DEL VALLE GUAJARDO	ELAB.ENV.DIST. Y COMERC. DE BEBIDAS NO	138,050	90.00	138,050	107,279
TOTAL INVESTMENT IN SUBSIDIARIES				**429,271**	**311,055**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					311,055

5/05/2000 12:14

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER 1 | YEAR 2000
JUGOS DEL VALLE S.A DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	34,896	4,580	30,316	54,531	6,352	78,495
MACHINERY	470,324	84,169	386,155	828,597	220,830	993,922
TRANSPORT EQUIPMENT	79,504	32,170	47,334	70,431	30,615	87,150
OFFICE EQUIPMENT	23,919	4,262	19,657	15,234	9,055	25,836
COMPUTER EQUIPMENT	58,293	39,135	19,158	44,726	5,649	58,235
OTHER	32,426	8,595	23,831	79,160	22,390	80,601
DEPRECIABLES TOTAL	**699,362**	**172,911**	**526,451**	**1,092,679**	**294,891**	**1,324,239**
NOT DEPRECIATION ASSETS						
GROUNDS	6,221	0	6,221	15,489	0	21,710
CONSTRUCTIONS IN PROCESS	79,142	0	79,142	27,109	0	106,251
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**85,363**	**0**	**85,363**	**42,598**	**0**	**127,961**
TOTAL	**784,725**	**172,911**	**611,814**	**1,135,277**	**294,891**	**1,452,200**

)CK E[illegible]ANGE[illegible]E[illegible]E ME[illegible]N STC[illegible]XCH.

JUGOS DEL VALLE, S.A DE C.V.

QUART[illegible] R: 2000

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

..l Printing
CO[illegible]LIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With F[illegible]ds Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Y[illegible]	[illegible]	Until 5 Years
BANKS																
FOREIGN TRADE																
SERFIN	17/03/2000	19 57	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	29/03/2000	18 25	18,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	03/10/2000	18 86	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	03/09/2000	21 20	57,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBV PROBURSA	02/03/2000	20 25	35,000	0	0	0	0	0	0	0	0	0	0	0	0	0
DEL BAJIO	03/08/2000	18 75	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
DEL BAJIO	24/03/2000	18 00	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/07/2000	20 30	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	03/09/2000	21 20	16,900	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	18/02/2000	23 80	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	17/02/2000	23 90	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	24/03/2000	8 95	0	0	0	0	0	0	0	0	48,166	0	0	0	0	0
RABOBANK	10/07/1999	7 31	0	0	0	0	0	0	0	0	9,233	0	0	0	0	0
RABOBANK	22/02/2000	8 52	0	0	0	0	0	0	0	0	8,463	0	0	0	0	0
RABOBANK	03/08/2000	8 52	0	0	0	0	0	0	0	0	7,388	0	0	0	0	0
CITIBANK	30/03/2000	9 77	0	0	0	0	0	0	0	0	25,779	0	0	0	0	0
RABOBANK	22/03/1999	5 80	0	0	0	0	0	0	0	0	0	7,251	0	0	0	0
RABOBANK	29/03/1999	8 75	0	0	0	0	0	0	0	0	0	4,383	0	0	0	0
RABOBANK	08/01/1999	9 15	0	0	0	0	0	0	0	0	0	1,912	0	0	0	0
RABOBANK	29/10/1999	9 79	0	0	0	0	0	0	0	0	0	1,168	0	0	0	0
RABOBANK	15/11/1999	9 60	0	0	0	0	0	0	0	0	0	646	0	0	0	0
RABOBANK	11/12/1999	9 63	0	0	0	0	0	0	0	0	0	1,657	0	0	0	0
RABOBANK	01/11/2000	9 68	0	0	0	0	0	0	0	0	473	0	0	0	0	0
RABOBANK	17/01/2000	9 72	0	0	0	0	0	0	0	0	1,190	0	0	0	0	0
RABOBANK	02/07/2000	9 83	0	0	0	0	0	0	0	0	627	0	0	0	0	0
CITIBANK	23/01/2000	21 54	0	0	0	0	0	0	0	0	9,081	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
OTROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0

ME N STO XCH
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

CK E ANGE E E
JUGOS DEL VALLE, S.A DE C.V.

QUART R: 2000

al Printing
LIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With F… ds Of $)				
					Time Interval						Time Interval				
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Y	Until 5 Years
BANKS															
SIMPLE			0	0	0	0	0	0	0	0	0	0	0		0
CITIBANK	29/05/1997	23 94	0	0	0	0	0	0	0	0	0	0	0		0
QUADRUM	30/12/1997	23 14	5,714	10,000	0	0	0	0	0	0	0	0	0		0
IXE BANCO	21/08/1998	23 71	18,000	37,333	0	0	0	0	0	0	0	0	0		0
P N C BANK	04/01/1995	5 81	0	0	0	0	0	0	0	0	0	0	0		0
P N C BANK	29/09/1998	5 88	0	0	0	0	0	0	0	0	0	654	654		0
RABOBANK	30/09/1998	8 21	0	0	0	0	0	0	0	0	0	15,388	7,694		0
RABOBANK	28/09/1999	6 43	0	0	0	0	0	0	0	0	0	2,301	2,301		1,150
BANAMEX	08/10/1997	26 23	0	0	0	15,389	15,389	15,389	15,389	50,011	0	0	0		0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0		0
BNDES	28/01/2000	17 00	0	0	0	0	0	0	0	0	1,062	1,062	2,124		55,215
ARRENDAMIENTOS FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0		0
MIFEL	23/12/1998	25 88	0	0	0	0	0	0	0	0	0	0	0		0
MIFEL	12/01/1999	24 98	2,119	5,112	0	0	0	0	0	0	0	0	0		0
MIFEL	29/12/1999	24 88	122	308	0	0	0	0	0	0	0	0	0		0
CITIBANK	24/11/1997	24 98	2,120	0	0	0	0	0	0	0	0	0	0		0
CITIBANK	12/10/1997	8 99	212	0	0	0	0	0	0	0	0	0	0		0
CITIBANK	21/09/1998	9 50	0	0	0	461	0	0	0	0	0	0	0		0
GE CAPITAL	05/01/1994	9 00	0	0	0	0	0	0	0	0	0	0	0		0
GE CAPITAL	18/10/1998	9 25	0	0	0	0	0	0	0	0	0	528	942		0
GE CAPITAL	12/08/1999	9 25	0	0	0	0	0	0	0	0	0	49	207		0
TOTAL BANKS			375,687	52,753	0	15,850	15,389	15,389	15,389	50,011	107,460	36,979	13,922		56,365

JUGOS DEL VALLE, S.A DE C.V.

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUART[illegible] [illegible]R: 2000

[illegible]al Printing
CO[illegible]OLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Fo[illegible] (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	[illegible]	Until 5 Years
SUPPLIERS																
DE MATERIALES	31/03/2000	0.00	260,992	0	0	0	0	0	0	0	14,531	0	0	[illegible]	[illegible]	0
DE REFACCIONES	31/03/2000	0.00	0	0	15,276	0	0	0	0	0	0	0	0	[illegible]	[illegible]	0
DE ACTIVO FIJO	31/03/2000	0.00	0	0	3,111	0	0	0	0	0	21,210	0	0	[illegible]	[illegible]	0
FLETEROS	31/03/2000	0.00	1,098	0	0	0	0	0	0	0	187	0	0	[illegible]	[illegible]	0
TOTAL SUPPLIERS			262,090	0	18,387	0	0	0	0	0	35,928	0	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With F[illegible] (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	[illegible]	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
DIVERSOS PROVISIONES	31/03/2000	0.00	299,861	0	0	0	0	0	0	0	15,718	0	1,614	[illegible]	[illegible]	18,805
OTHER CURRENT LIABILITIES AND OTHER CREDITS			299,861	0	0	0	0	0	0	0	15,718	0	1,614	99	0	18,805
			937,638	52,753	18,387	15,850	15,389	15,389	15,389	50,011	159,106	36,979	16,536	5,178	4,752	75,170

NOTES

CREDITS BREAKDOWN
(THOUSANDS OF PESOS)

ANNEX 5

CONSOLIDATED
Final Printing

THE OFFICIAL EXCHANGE RATE IN DOLLARS IS 9.2331

WITHIN THE ITEMS OF OTHER CIRCULATING LIABILITIES AND OTHER CREDITS THERE IS A LONG TERM CREDIT WHICH IS MADE UP IN THE FOLLOWING MANNER:

COMBIBLOCK CONTRACT	01/12/1996	174.81 USD
TETRAPACK CONTRACT	31/03/1999	2,025.14 USD
SOCIEDADES BAS CONTRACT	31/05/1999	4.60 USD
JUGOS DEL VALLE CONTRACT	31/05/1999	21.39 USD

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE. VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2000

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	8,424	79,356	0	0	79,356
OTHER	1,470	13,911	0	0	13,911
TOTAL	**9,894**	**93,267**			**93,267**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,110	29,282	0	0	29,282
INVESTMENTS	0	0	0	0	0
OTHER	615	5,828	0	0	5,828
TOTAL	**3,725**	**35,110**			**35,110**
NET BALANCE	**6,169**	**58,157**			**58,157**
FOREING MONETARY POSITION					
TOTAL ASSETS	**15,337**	**141,610**	0	0	**141,610**
LIABILITIES POSITION	**46,261**	**427,136**			**427,136**
SHORT TERM LIABILITIES POSITION	24,945	230,322	0	0	230,322
LONG TERM LIABILITIES POSITION	21,316	196,814	0	0	196,814
NET BALANCE	**(30,924)**	**(285,526)**			**(285,526)**

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE 9.2331

5/05/2000 12.15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE VALLE
JUGOS DEL VALLE, S.A. DE C.V.

QUARTER: 1 YEAR: 2000

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	897,064	1,248,126	351,062	1.34	5,148
FEBRUARY	898,694	1,247,302	348,608	0.89	3,476
MARCH	971,920	1,286,014	314,094	0.55	1,962
ACTUALIZATION:	0	0	0	0.00	6,622
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	7,230
OTHER	0	0	0	0.00	0
TOTAL					24,438

5/05/2000 12:15

NOTES

CIAS. EXTRANJERAS:

- HOLDINBRAS PARTICIPACOES, LTDA
- JUGOS DEL VALLE USA, INC

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FABRIC. DE PULPAS DE FRUT	22,028	52
PLANTA ZACATECAS	FABRIC.ELAB.DE JUGOS	1,874	95
PLANTA TIJUANA	FABRIC. DE BEBIDAS DE F	2,955	40
PLANTA ENSENADA	FABRIC. DE BEBIDAS DE FRU	509	22
PLANTA PUERTO RICO	FABRIC. DE JUGOS Y CONCENT	522	35
PLANTA MONTERREY	ELAB.ENV. Y DIST. DE BEBIDAS	2,888	52
PLANTA MEXICO	ELAB.ENV. Y DIST. DE BEBIDAS	6,705	26
PLANTA SAN LUIS	ELAB. ENV. Y DIST. DE BEBIDAS	2,587	12
PLANTA BRASIL	PROD.DIST.MAQ.JUGOS Y BEBIDAS	5,387	14

5/05/2000 12:15

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ C/U

STANDARD BOXES OF 24 – 8 OZ BOTTLES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** | QUARTER: **1** | YEAR: **2000**

...OS DEL VALLE, S.A. DE C.V.

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS JUGOS Y CONC.	CITROFRUT	PULPAS JUGOS Y CONC	CONSERVERA PENZTKE		19.50
	IND.ALIM. DE ZACATECAS		J.R. WOOD, TRY VALLEY	SI	
AZUCAR	COPROBAMEX				5.90
FRUCTUOSA	ALMEX, S.A.				3.80
BOTELLAS	VIDRIERIA QUERETARO,				11.80
TAPAS	FANOSA,VITRO AMERICA				8.40
	TAPON CORONA , A.P.S.A				
BOTES	FANOSA, VITRO AMERICA				8.40
P.A.D.		POLIETILENO ALTA DEN	CHEMTEX	SI	3.60
PAPEL	TETRAPAK	PAPEL	COMBIBLOC	SI	6.10
OTROS					13.50

NOTES

5/05/2000 12:15

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	7,393	199,438	6,500	279,870	29.30	"VALLE REDONDO"	ALM. AURRERA
						"BOTELLIN"	GIGANTE, S.A.
BEBIDAS DE FRUTA	6,959	86,233	6,972	144,413	28.31	"FRITSI"	COMERCIAL MEXICANA
						"BEBERE"	GRATEL DISTRIBUCION
REFRESCOS	3,126	31,478	2,880	29,113		"TROPICANA"	CADENA COM. OXXO
						"BARRILITOS"	CASA LEY
VAL VITA		4,429		5,709			TIENDA ISSTE
							GRATEL QUERETARO
OTROS				140,584			WAL MART DE MEXICO
TOTAL		321,578		599,689			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			871	35,638	BRASIL	"VALLE REDONDO"	AR UCAR V NDING
JUGOS Y NECTARES			542	25,475	USA	"VALLE REDONDO"	GOURMET AWARDS
BEBIDAS DE FRUTAS			648	13,911	PUERTO RICO	"VALLE REDONDO"	GENERAL / KRESTO
JUGOS Y NECTARES			9	329	SURINAM	"VALLE REDONDO"	KING'S ENTERPRISES
JUGOS Y NECTARES			29	956	COSTA RICA	"VALLE REDONDO"	MERCANTIL DE ALIMEN
JUGOS Y NECTARES			53	1,596	EL SALVADOR	"VALLE REDONDO"	INDUSTRIAS CRISTAL
JUGOS Y NECTARES			8	290	CUBA	"VALLE REDONDO"	PRODICO, S.A.
JUGOS Y NECTARES			23	874	ESPAÑA	"VALLE REDONDO"	SOTABAC SOCORRO T
JUGOS Y NECTARES			101	4,344	VENEZUELA	"VALLE REDONDO"	ALIMENTOS CALIFORN
JUGOS Y NECTARES			4	140	CANADA	"VALLE REDONDO"	OTELO, S.A.
JUGOS Y NECTARES			15	578	CHILE	"VALLE REDONDO"	ABU GOSCH Y CÍA. /
JUGOS Y NECTARES			16	543	PANAMA	"VALLE REDONDO"	CALOX PANAMEÑA
JUGOS Y NECTARES			5	203	TRINIDAD Y TOBAGO	"VALLE REDONDO"	METO CORPORATION
JUGOS Y NECTARES			32	1,189	JAMAICA	"VALLE REDONDO"	CARI MED LIMITED
JUGOS Y NECTARES			6	209	BELICE	"VALLE REDONDO"	MAJIL MEXICAN PRODU
JUGOS Y NECTARES			11	381	SAINT MARTEEN	"VALLE REDONDO"	ST.MARTEEN SOPER F
JUGOS Y NECTARES			31	911	JAPON,HONDURAS, NICA		
						"VALLE REDONDO"	VARIOS
PULPAS			63	653	COLOMBIA		MEDIJUICE LIMITED C
PULPAS			12	179	EL SALVADOR		INDUATRIAS CRISTAL
PULPAS			415	4,868	USA		CARREFOUR FRANCE,
TOTAL				93,267			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KGS.

THE SALES VOLUMES OF JUICES AND NECTARS ARE MENTIONED IN STANDARD BOXES AND THE PULPS IN KGS.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 1999 — 673,076

Number of shares Outstanding at the Date of the NFEA: (Units) — 57,685,709

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2000 — 691,922

Number of shares Outstanding at the Date of the NFEA: (Units) — 57,882,709

STOCK EXCHANGE COD VALLE QUARTER: **1** YEAR: **1997**
RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

[illegible] DECEMBER 31st OF 1993

Number of shares Outstanding at the Date of the NFEA : [illegible]

(Units) 0

STOCK EXCHANGE COD VALLE | QUARTER: 1 | YEAR: 2000

RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** — 1,129

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 57 685,709

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2000 — 1,161

Number of shares Outstanding at the Date of the NFEAR (Units) — 57,882,709

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 2000

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	57,882,709				57,279	
TOTAL			57,882,709	0	0	0	57,279	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
57,882,709.00

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	953,000	16.19000	4.17000

[redacted]

[redacted]

[redacted]

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
SECOND QUARTER 2000

MANAGEMENT REPORT

In the first half of the year, Jugos del Valle's volume of accumulated sales continues to grow. The 38 million unitary boxes for the period represent an increase of 14.5% compared to the same period of 1999.

National market sales increased 14.3% (33.1 million boxes) while international market sales increased 15.6%.

During the second quarter of the year, 19.5 million boxes were displaced, representing an increase in volume of 4.7% compared to the first quarter of the year and an increase of 6.3% compared to the same quarter of the previous year.

Net consolidated income for the first six months of the year totaled $1,456 million, a 9.2% increase compared to the same period of 1999.

Net income for national sales increased 8.8% compared to the first quarter of 1999, with an increase in fruit drinks of 9.2%. Net income for the international markets increased 11.5%, with a 32.1% growth in sales in Brazil. In terms of dollars, the growth of sales for the international markets represented an increase of 20.7%.

It is important to highlight that of the total income for the quarter, new product contribution was of 13.1% and when adding the income of the carbonated drink division, the total reaches 20.2%. Total income for the international division represented 14.4%.

Consolidated gross profit for the quarter amounted to $671.8 million, an increase of 16.5% compared to the same quarter of 1999, representing 46.1% of net sales, an improvement of 2.9%. Gross profit margin for the national operation represented 48.5% by the end of the first half of the year.

The Company's 46.5% second quarter gross profit margin surpassed the previous quarter by 0.7% and 3.0% for the same quarter of 1999. Gross profit margins continue to be affected by the low profit from sales in Brazil and the decrease in profit margins from international operations due to the appreciation of the exchange rate.

Operating expenses for the quarter increased 16% compared to the previous year, primarily due to the incorporation of the refreshment drink operation and to the larger operating structure in Brazil derived from the new industrial plant. Regarding the increase in operating expenses, 11.4 percentage points correspond to expenses associated with the growth of the volume invoiced of such as sales, distribution and advertising expenses.

Operating results obtained during the first six months of year totaled $58.5 million, an increase of 22.1% when compared to the same period for the previous year, and a 4% increase as it relates to net income, highlighting an improvement of 0.4

percentage points. Operating profit of the national operation increased 8.2% ($102.0 million.)

The $128.8 million UAFIR generated during the first half of the year represents 8.9% of net sales, an increase of 41.0% from the same period of 1999.

Integral costs of financing of $63.0 million represented 4.3% of net sales versus 4.4% in the previous year, a real terms growth of $4.4 million, primarily due to the loss generated by the exchange rate fluctuations during the last week of the period. The integral cost of financing includes the impact of a $12 million exchange rate loss, which according to the behavior of the current peso rate, will be reflected as an exchange rate profit in the month of July.

The income tax provision includes $16.4 million of deferred taxes as a result of the application of the D-4 Bulletin.

As a result of these factors, the net result for the semester was a loss of $37.7 million, representing 2.6% of net income.

The Company has implemented a series of initiatives that have allowed its gross margins to improve substantially compared to the second quarter last year. Furthermore, the Company has established measures to reduce and control fixed operating expenses, allowing it to gradually increase operating profit.

At the same time, the Company continues to enjoy a sustained growth in sales with its strategy of expansion and product and market diversification through the strategic alliances made at the end of the first half of the year with KUL-TAI (beverage company producing drinks with lactobacilius and FLORIDA 7 (company producing juice and fruits concentrates). The alliance with FLORIDA 7 will generate important synergies that will not only result in market share growth but also in significant operating savings that will contribute to the improvement of operating profit margins.

Lastly, the negative affect on profit margins caused by the operations in Brazil has been significant. Nonetheless, the Company considers that the investment in the plant for local production will provide a competitive platform to participate in a developing market with a great potential. This will also allow the Company to initiate exports to Mercosur countries directly from Brazil during the second half of the year.

Roberto Albarrán Campillo
Chief Executive Officer

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to June 30, 2000, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

b) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of June 30, 2000.

1.- The Companies Jugos del Valle USA, Inc. and subsidiaries, located in USA and Puerto Rico, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- Its Subsidiary Sucos del Valle Do Brasil, LTDA and FDI Corporation are Companies that operate independently from Jugos del Valle S.A. de C. V. in their financial and operative areas. They were valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate except for the foreign machinery and equipment which was valued at the exchange rate of the country of origin in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

c) Inventories

1. Inventories are valued at reposition costs and should not exceed its net realization value, except for the sugar inventories that are valued at preferential rates in accordance with established agreements.

2. Sales cost are valued in constant pesos using the reposition cost as a base.

d) Property, Plant, and Equipment

1. These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

2. Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

e) Installation, Deferred, Patent and Trademark Expenses-

1. Recorded at acquisition cost and restated by applying factors derived from the INPC.

2. Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

f) Investment in Subsidiaries-

1. The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

g) Temporary Investments-

1. Valued at acquisition cost plus the accrued yield, which does not exceed market value.

h) Basic Profits (Loss) per Ordinary Share-

1. The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the years ending in June of 2000 and 1999.

i) Labor Liabilities-

1. Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

2. Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

j) Income Tax and Workers' Profit-Sharing-

1. The provisions of utilities for income tax and workers' profit sharing are recognized in the results of the current year, and adjusted to the effects of temporary items that are recognized fiscally in different years than those of the accounting recognition, of a non recurring nature and its reversion shall be effective in a defined period. As of 1999, the tax on assets that exceeds the income tax is recognized in assets as a recoverable tax.

k) Transactions and Valuations of Balances in Foreign Currencies-

1. Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

l) Reserve for the Repurchase of Common Shares-

1. In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

m) Use of Estimates-

1. The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE Quarter: 2 Year: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	2,984,691	100	2,725,775	100
2	CURRENT ASSETS	1,178,420	39	1,019,126	37
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	128,214	4	28,943	1
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	367,356	12	340,047	12
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	253,900	9	162,826	6
6	INVENTORIES	380,393	13	413,323	15
7	OTHER CURRENT ASSETS	48,557	2	73,987	3
8	LONG-TERM	70,065	2	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	70,065	2	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,435,521	48	1,467,151	54
13	PROPERTY	104,603	4	94,670	3
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,289,551	43	1,271,032	47
15	OTHER EQUIPMENT	410,058	14	403,750	15
16	ACCUMULATED DEPRECIATION	482,331	16	456,707	17
17	CONSTRUCTION IN PROGRESS	113,640	4	154,406	6
18	DEFERRED ASSETS (NET)	254,533	9	187,990	7
19	OTHER ASSETS	46,152	2	51,508	2
20	TOTAL LIABILITIES	1,890,146	100	1,240,380	
21	CURRENT LIABILITIES	1,196,595	63	963,920	78
22	SUPPLIERS	434,747	23	286,192	23
23	BANK LOANS	581,991	31	586,965	47
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	40,921	2	24,352	2
26	OTHER CURRENT LIABILITIES	138,936	7	66,411	5
27	LONG-TERM LIABILITIES	391,070	21	274,597	22
28	BANK LOANS	370,822	20	217,889	18
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	20,248	1	56,708	5
31	DEFERRED LOANS	302,481	16	1,863	0
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	1,094,545	100	1,485,395	100
34	MINORITY INTEREST	18,505	2	17,983	1
35	MAJORITY INTEREST	1,076,040	98	1,467,412	99
36	CONTRIBUTED CAPITAL	552,326	50	549,491	37
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,581	5	57,003	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	264,108	24	264,063	18
39	PREMIUM ON SALES OF SHARES	230,637	21	228,425	15
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	523,714	48	917,921	62
42	RETAINED EARNINGS AND CAPITAL RESERVE	624,499	57	697,339	47
43	REPURCHASE FUND OF SHARES	71,435	7	71,441	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(134,540)	(12)	140,426	9
45	NET INCOME FOR THE YEAR	(37,680)	(3)	8,715	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 2 YEAR: 2000

[illegible] VALLE S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	128,214	100	28,943	100
46	CASH	11,754	9	7,807	27
47	SHORT-TERM INVESTMENTS	116,460	91	21,136	73
18	**DEFERRED ASSETS (NET)**	254,533	100	187,990	100
48	AMORTIZED OR REDEEMED EXPENSES	129,229	51	125,910	67
49	GOODWILL	74,189	29	62,080	33
50	DEFERRED TAXES	51,115	20	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	1,196,595	100	963,920	100
52	FOREING CURRENCY LIABILITIES	367,838	31	213,807	22
53	MEXICAN PESOS LIABILITIES	828,757	69	750,113	78
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	138,936	100	66,411	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	138,936	100	66,411	100
27	**LONG-TERM LIABILITIES**	391,070	100	274,597	100
59	FOREING CURRENCY LIABILITIES	338,507	87	207,949	76
60	MEXICAN PESOS LIABILITIES	52,563	13	66,648	24
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	20,248	100	56,708	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	20,248	100	56,708	100
31	**DEFERRED LOANS**	302,481	100	1,863	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	299,631	99	0	0
67	OTHERS	2,850	1	1,863	100
32	**OTHER LIABILITIES**	0	100	0	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(134,540)	100	140,426	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(34,691)	(26)	(33,160)	(24)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(99,849)	(74)	173,586	124

05/01/1999 10:33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

QUARTER: 2 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(18,175)	55,206
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,731	1,801
74	EXECUTIVES (*)	127	122
75	EMPLOYERS (*)	1,734	1,906
76	WORKERS (*)	2,299	2,395
77	CIRCULATION SHARES (*)	58,187,709	57,606,709
78	REPURCHASED SHARES (*)	648,000	1,229,000

29/01/1999 10:33

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

QUARTER: 2 YEAR: 2000

JUGOS DEL VALLE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

[illegible]

(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	1,455,879	100	1,333,797	100
2	COST OF SALES	784,031	54	757,014	57
3	GROSS INCOME	671,848	46	576,783	43
4	OPERATING EXPENSES	613,337	42	528,857	40
5	OPERATING INCOME	58,511	4	47,926	4
6	TOTAL FINANCING COST	62,963	4	58,517	4
7	INCOME AFTER FINANCING COST	(4,452)	0	(10,591)	(1)
8	OTHER FINANCIAL OPERATIONS	10,782	1	3,020	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(15,234)	(1)	(13,611)	(1)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	24,145	2	7,639	1
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	(39,379)	(3)	(21,250)	(2)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	(39,379)	(3)	(21,250)	(2)
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(39,379)	(3)	(21,250)	(2)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(29,965)	(2)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	(39,379)	(3)	8,715	1
19	NET INCOME OF MINORITY INTEREST	(1,699)			
20	NET INCOME OF MAJORITY INTEREST	(37,680)	(3)	8,715	1

29/01/1999 10:33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2000**

[illegible] DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,455,879**	100	**1,333,797**	100
21	DOMESTIC	1,246,173	86	1,143,005	86
22	FOREIGN	209,706	14	190,792	14
23	TRANSLATED INTO DOLLARS (***)	21,467	1	17,739	1
6	**TOTAL FINANCING COST**	**62,963**	100	**58,517**	100
24	INTEREST PAID	71,934	114	91,700	157
25	EXCHANGE LOSSES	29,920	48	7,013	12
26	INTEREST EARNED	4,200	7	7,036	12
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(34,691)	(55)	(33,160)	(57)
8	**OTHER FINANCIAL OPERATIONS**	**10,782**	100	**3,020**	100
29	OTHER NET EXPENSES (INCOME) NET	10,782	100	3,020	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**24,145**	100	**7,639**	100
32	INCOME TAX	7,776	32	7,639	100
33	DEFERED INCOME TAX	16,369	68	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

27/07/2000 10:33

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,918,895	1,669,969
37	NET INCOME OF THE YEAR	0	(4,942)
38	NET SALES (**)	2,661,578	2,456,676
39	OPERATION INCOME (**)	4,978	50,282
40	NET INCOME OF MAYORITY INTEREST(**)	(119,100)	509,195
41	NET CONSOLIDATED INCOME (**)	(119,100)	509,195

29/01/1999 10:33

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2000**

[illegible]GOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
[illegible] JUNE 30 OF 2000 AND 1999
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	(39,379)	8,715
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	86,666	43,431
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**47,287**	**52,146**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(3,632)	334,306
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**43,655**	**386,452**
6	CASH FLOW FROM EXTERNAL FINANCING	141,608	(89,915)
7	CASH FLOW FROM INTERNAL FINANCING	2,404	(150,266)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**144,012**	**(240,181)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(96,256)**	**(152,753)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	91,411	(6,482)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	36,803	35,425
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	128,214	28,943

01/01/1999 12:02

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**86,666**	**43,431**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	70,297	43,431
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	16,369	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(3,632)**	**334,306**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(58,645)	7,957
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(28,053)	(2,405)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(76,990)	242,834
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	120,722	63,549
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	39,334	22,371
6	**CASH FLOW FROM EXTERNAL FINANCING**	**141,608**	**(89,915)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(29,870)	6,205
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	171,478	(96,120)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**2,404**	**(150,266)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	2,404	4,159
31	(-) DIVIDENS PAID	0	(154,425)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(96,256)**	**(152,753)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(17,415)	(163,112)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	10,359
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(78,841)	0

01/01/1999 12:03

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(2.70) %	0.65 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(11.07) %	34.70 %
3	NET INCOME TO TOTAL ASSETS (**)	(3.99) %	18.68 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	(0.28) %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(88.10) %	380.49 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.85 times	0.90 times
7	NET SALES TO FIXED ASSETS (**)	1.85 times	1.67 times
8	INVENTORIES ROTATION (**)	3.88 times	4.08 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	59 days	40 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.16 %	0.22 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.33 %	45.51 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.73 times	0.84 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.37 %	34.00 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	27.24 %	18.72 %
15	OPERATING INCOME TO INTEREST PAID	0.81 times	0.52 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.41 times	1.98 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.98 times	1.08 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.67 times	0.63 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.62 times	0.82 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.71 %	3.00 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	3.25 %	3.91 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.25) %	25.06 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.61 times	4.21 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	104.71 %	37.44 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(4.71) %	62.56 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	19.91 %	106.78

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

01/01/1999 10:33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (2.05)	$ 8.89
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 18.49	$ 25.47
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.27 times	0.28 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(2.39) times	0.79 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

01/01/1999 10:33

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2000

[illegible] VALLE, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Previous Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	FABRICACION,ELAB DE JUGOS Y NECTARES	1,145,996	99.99	17,040	71,090
3 ASESORES Y PROMOTORES DE MERCADO, S.A. DE C.V.	ASESORAMIENTO DE COMPRA-VENTA	449,996	99.99	450	5,057
4 COMERCIALIZADORA VAL VITA, S.A. DE C.V.	FABRICACION,VENTA DE PROD ALIMENTICIOS	6,354,202	99.99	6,354	11,355
5 INMOBILIARIA JUVASA	COMPRA-VENTA DE OPERC DE MUEBLES E INM.	49	98.00	49	68
6 JUGOS DEL VALLE USA, INC. Y SUBSIDIARIA	COMPRA-VENTA DE JUGOS Y NECTARES	19,960	99.99	15,824	2,572
7 HOLDINBRAS PARTICIPACOES, LTDA	FABRICACION COMPRA-VENTA DE JUGOS	51,750,000	99.99	260,471	107,214
8 PROMOTORA DEL VALLE GUAJARDO	ELAB.ENV.DIST. Y COMERC. DE BEBIDAS NO	138,050	90.00	138,050	93,844
9 JUGOS DEL VALLE ESPAÑA	COMPRA-VENTA DE JUGOS Y NECTARES	1,651	99.00	49	101
10 CODEMEXICO	FABRICACION DE PRODUCTOS LACTEOS	5,445,915	72.70	7,600	187
TOTAL INVESTMENT IN SUBSIDIARIES				445,887	291,488
ASSOCIATEDS					
1 FLORIDA 7	FABRICACION, VENTA DE JUGOS	13,933,462	48.99	70,065	70,065
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				70,065	70,065
OTHER PERMANENT INVESTMENTS					0
TOTAL					361,553

27/07/2000 18:32

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	35,430	4,677	30,753	52,038	6,616	76,175
MACHINERY	464,279	90,836	373,443	825,272	217,220	981,495
TRANSPORT EQUIPMENT	79,745	34,356	45,389	70,533	31,858	84,064
OFFICE EQUIPMENT	16,118	3,603	12,515	15,781	9,601	18,695
COMPUTER EQUIPMENT	59,420	42,847	16,573	46,395	7,778	55,190
OTHER	40,369	7,871	32,498	81,697	25,068	89,127
DEPRECIABLES TOTAL	695,361	184,190	511,171	1,091,716	298,141	1,304,746
NOT DEPRECIATION ASSETS						
GROUNDS	6,288	0	6,288	10,847	0	17,135
CONSTRUCTIONS IN PROCESS	86,153	0	86,153	27,487	0	113,640
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	92,441	0	92,441	38,334	0	130,775
TOTAL	787,802	184,190	603,612	1,130,050	298,141	1,435,521

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: YEAR: 2000

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SERFIN	18/05/2000	19.85	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	30/06/2000	21.50	18,500	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	03/10/2000	19.10	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	08/09/2000	20.42	57,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBV PROBURSA	08/02/2000	18.00	33,000	0	0	0	0	0	0	0	0	0	0	0	0	0
DEL BAJIO	08/02/2000	19.40	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	08/07/2000	19.80	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	29/06/2000	24.76	11,300	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	18/05/2000	20.00	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	24/03/2000	8.95	0	0	0	0	0	0	0	0	49,760	0	0	0	0	0
RABOBANK	04/04/2000	7.31	0	0	0	0	0	0	0	0	9,954	0	0	0	0	0
RABOBANK	22/02/2000	8.52	0	0	0	0	0	0	0	0	6,986	0	0	0	0	0
RABOBANK	03/08/2000	8.52	0	0	0	0	0	0	0	0	7,963	0	0	0	0	0
RABOBANK	17/05/2000	8.52	0	0	0	0	0	0	0	0	5,972	0	0	0	0	0
CITIBANK	08/02/2000	9.77	0	0	0	0	0	0	0	0	44,712	0	0	0	0	0
RABOBANK	20/10/1999	9.79	0	0	0	0	0	0	0	0	0	1,259	0	0	0	0
RABOBANK	11/12/1999	9.63	0	0	0	0	0	0	0	0	0	697	0	0	0	0
RABOBANK	15/11/1999	9.60	0	0	0	0	0	0	0	0	0	1,787	0	0	0	0
RABOBANK	01/11/2000	9.66	0	0	0	0	0	0	0	0	510	0	0	0	0	0
RABOBANK	17/01/2000	9.72	0	0	0	0	0	0	0	0	1,283	0	0	0	0	0
CITIBANK	23/01/2000	21.15	0	0	0	0	0	0	0	0	9,467	0	0	0	0	0
RABOBANK	02/07/2000	9.63	0	0	0	0	0	0	0	0	678	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
OTROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/1997	23.14	5,714	6,572	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	21/08/1998	23.71	18,000	33,333	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C. BANK	29/09/1998	5.88	0	0	0	0	0	0	0	0	0	705	705	[illegible]	0	0

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUART[illegible] [illegible]AR: 2000

[illegible]nal Printing
C[illegible]OLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With [illegible] (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
RABOBANK	30/09/1998	[illegible].21	0	0	0	0	0	0	0	0	0	16,890	6,298	0	0	0
RABOBANK	28/09/1999	[illegible].43	0	0	0	0	0	0	0	0	0	2,480	2,480	480	[illegible]	0
BANAMEX	06/10/1997	[illegible].23	0	0	0	16,590	16,590	16,590	16,590	49,766	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	28/01/2000	18.00	0	0	0	0	0	0	0	0	8,150	0	6,094	[illegible]	[illegible]	46,847
ARRENDAMIENTOS FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	12/01/1999	24.98	2,245	4,501	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	20/12/1999	24.66	120	273	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	30/05/2000		2,141	5,884	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	24/11/1997	24.98	1,177	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	12/10/1997	8.99	101	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	21/09/1998	9.50	0	0	0	497	0	0	0	0	0	0	0	[illegible]	0	0
GE CAPITAL	05/01/1994	9.00	0	0	0	0	0	0	0	0	0	0	0	[illegible]	0	0
GE CAPITAL	18/10/1998	9.25	0	0	0	0	0	0	0	0	0	563	865	[illegible]	0	0
GE CAPITAL	12/08/1999	9.25	0	0	0	0	0	0	0	0	0	82	209	[illegible]	0	0
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	[illegible]	0	0
SUDAMERIS	04/08/2000	22.12	0	0	0	0	0	0	0	0	1,345	0	0	[illegible]	0	0
BILBAO VIZCAYA	24/08/2000	20.87	0	0	0	0	0	0	0	0	2,824	0	0	[illegible]	0	0
SENIOR SECURED			0	0	0	0	0	0	0	0	0	0	0	[illegible]	0	0
BANAMEX	26/05/2000	10.77	0	0	0	0	0	0	0	0	0	33,843	33,843	[illegible]	[illegible]	33,843
VISA ANGEL			0	0	0	0	0	0	0	0	0	6	0	[illegible]	0	0
TOTAL BANKS			387,307	82,563	0	17,087	16,590	16,590	16,590	49,768	148,693	88,004	82,491	[illegible]	[illegible]	80,690

27/07/2000

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2000

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
DE MATERIALES	30/06/2000	0.00	301,437	0	54,199	0	0	0	0	0	44,101	0	0	0	0	0
DE REFACCIONES	30/06/2000	0.00	0	0	19,484	0	0	0	0	0	0	0	0	0	0	0
DE ACTIVO FIJO	30/06/2000	0.00	0	0	11,426	0	0	0	0	0	0	0	0	0	0	0
FLETEROS	30/06/2000	0.00	4,042	0	0	0	0	0	0	0	58	0	0	0	0	0
TOTAL SUPPLIERS			305,479	0	85,109	0	0	0	0	0	44,159	0	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
DIVERSOS PROVISIONES	30/06/2000	0.00	125,050	0	0	0	0	0	0	0	13,686	0	19,551	0	0	697
OTHER CURRENT LIABILITIES AND OTHER CREDITS			125,050	0	0	0	0	0	0	0	13,686	0	19,551	0	0	697
			787,836	52,563	85,109	17,087	16,590	16,590	16,590	49,768	207,638	58,004	72,042	43,122	42,416	81,387

NOTES

10 33 27/07/2000

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A. DE C.V.

Quarter: 2 Year: 2000

CREDITS BREAKDOWN
(THOUSANDS OF PESOS)

ANNEX 5

CONSOLIDATED
Final Printing

THE OFFICIAL EXCHANGE RATE IN DOLLARS IS 9.9538

WITHIN THE ITEMS OF OTHER CIRCULATING LIABILITIES AND OTHER CREDITS THERE IS A LONG TERM CREDIT WHICH IS MADE UP IN THE FOLLOWING MANNER:

COMBIBLOCK CONTRACT	01/12/1996	70.02 USD
SOCIEDADES BAS CONTRACT	31/05/1999	4.40 USD
TETRAPACK CONTRACT	31/03/1999	1,950.98 USD
JUGOS DEL VALLE CONTRACT	31/05/1999	9.00 USD

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	18,695	181,960	0	0	181,960
OTHER	2,772	27,746	0	0	27,746
TOTAL	21,467	209,706			209,706
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	7,574	72,529	0	0	72,529
INVESTMENTS	94	906	0	0	906
OTHER	221	21,392	0	0	21,392
TOTAL	7,889	94,827			94,827
NET BALANCE	13,578	114,879			114,879
FOREING MONETARY POSITION					
TOTAL ASSETS	16,278	162,030	0	0	162,030
LIABILITIES POSITION	67,657	673,439			673,439
SHORT TERM LIABILITIES POSITION	33,649	334,932	0	0	334,932
LONG TERM LIABILITIES POSITION	34,008	338,507	0	0	338,507
NET BALANCE	(51,379)	(511,409)			(511,409)

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE 9.9538

27/07/2000 10:33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	816,913	1,422,384	605,471	1.34	8,113
FEBRUARY	815,489	1,409,990	594,501	0.89	5,291
MARCH	852,305	1,422,671	570,366	0.55	3,137
ACTUALIZATION:	0	0	0	0.00	501
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	7,049
OTHER	0	0	0	0.00	0
APRIL	751,608	1,437,507	685,900	0.57	3,910
MAY	834,609	1,502,832	668,224	0.37	2,472
JUNE	991,673	1,706,623	714,949	0.59	4,218
TOTAL					34,691

27/07/2000 10:33

NOTES

CIAS. EXTRANJERAS:

- HOLDINBRAS PARTICIPACOES, LTDA
- JUGOS DEL VALLE USA, INC
- JUGOS DEL VALLE ESPAÑA, S.L.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **QUARTER:** **YEAR:**

JUGOS DEL VALLE, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX [illegible]

CONSOLIDATED

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Previous Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FABRIC. DE PULPAS DE FRUT	37,766	66
PLANTA ZACATECAS	FABRIC.ELAB.DE JUGOS	3,692	100
PLANTA TIJUANA	FABRIC. DE BEBIDAS DE F	7,086	34
PLANTA ENSENADA	FABRIC. DE BEBIDAS DE FRU	758	17
PLANTA PUERTO RICO	FABRIC. DE JUGOS Y CONCENT	762	27
PLANTA MONTERREY	ELAB.ENV. Y DIST. DE BEBIDAS	5,685	37
PLANTA MEXICO	ELAB.ENV. Y DIST. DE BEBIDAS	12,935	27
PLANTA SAN LUIS	ELAB. ENV. Y DIST. DE BEBIDAS	4,973	13
PLANTA BRASIL	PROD.DIST.MAQ.JUGOS Y BEBIDAS	10,774	19
PLANTA TEPEJI DEL RIO	PROD. DIST. VTA COMPRA APARATOS ARTE	109	13
PLANTA ZACATECAS (PULPAS) *	FABRIC.ELAB.DE JUGOS	12,673	40
PLANTA VERACRUZ (PULPAS) *	FABRIC. DE PULPAS DE FRUT	1,552	23

STANDARD BOXES OF 24 - 8 OZ BOTTLES
CONCENTRATED PULP STATED IN THOUSANDS OF KILOS

27/07/2000 18:32

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ C/U
* CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 2 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS JUGOS Y CONC.	CITROFRUT ,VALLE REDO	PULPAS	CONSERVERA PENZTKE		17.40
	IND.ALIM. DE ZACATECAS		CORP. ACONCAGUA	SI	
AZUCAR	COPROBAMEX				5.60
FRUCTUOSA	ALMEX, S.A.				4.80
BOTELLAS	VIDRIERIA QUERETARO,				11.80
	VIDRIERIA LOS REYES, S				
BOTES	FANOSA, VITRO AMERICA				8.20
P.A.D.		POLIETILENO ALTA DEN	CHEMTEX	SI	3.60
PAPEL	TETRAPAK	PAPEL	COMBIBLOC	SI	6.10
OTROS					13.50

NOTES

27/07/2000 10:33

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	16,260	427,103	12,756	645,043	28.20	"VALLE REDONDO"	ALM. AURRERA
						"BOTELLIN"	GIGANTE, S.A.
BEBIDAS DE FRUTA	14,667	185,596	14,301	379,059	26.30	"FRUTSI"	COMERCIAL MEXICANA
						"BEBERE"	GRATEL DISTRIBUCION
REFRESCOS	6,296	69,577	5,905	137,221		"TROPICANA"	CADENA COM. OXXO
						"BARRILITOS"	CASA LEY
VAL VITA	126	5,197	183	9,996			TIENDA ISSSTE
							GRATEL QUERETARO
KUL TAI	109	1,977	9	486			WAL MART DE MEXICO
OTROS				74,368			
TOTAL		689,450		1,246,173			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			2,030	82,680	BRASIL	"VALLE REDONDO"	A OUC R ENDING
JUGOS Y NECTARES			1,235	60,131	USA	"VALLE REDONDO"	G URMET A VARDS
BEBIDAS DE FRUTAS			760	27,746	PUERTO RICO	"VALLE REDONDO"	C NEF AL RESTO
JUGOS Y NECTARES			15	408	SURINAM	"VALLE REDONDO"	F IGS NTERPRISES
JUGOS Y NECTARES			61	2,158	COSTA RICA	"VALLE REDONDO"	M RCANTIL ALIMEN
JUGOS Y NECTARES			104	3,125	EL SALVADOR	"VALLE REDONDO"	INDUSTRIAS CRISTAL
JUGOS Y NECTARES			14	489	CUBA	"VALLE REDONDO"	F ODI O, S A
JUGOS Y NECTARES			30	1,346	ESPAÑA	"VALLE REDONDO"	S TAI C S CORRO T
JUGOS Y NECTARES			285	12,276	VENEZUELA	"VALLE REDONDO"	A IMENTOS CALIFORN
JUGOS Y NECTARES			14	569	CANADA	"VALLE REDONDO"	ELO S A
JUGOS Y NECTARES			23	910	CHILE	"VALLE REDONDO"	BU G SC Y CÍA. /
JUGOS Y NECTARES			43	1,572	PANAMA	"VALLE REDONDO"	ALO PAN MEÑA
			10	370	TRINIDAD Y TOBAGO	"VALLE REDONDO"	TO COR ORATION
JUGOS Y NECTARES			103	3,936	JAMAICA	"VALLE REDONDO"	ARI ED MITED
JUGOS Y NECTARES			19	603	BELICE	"VALLE REDONDO"	AJIL ME AN PRODU
JUGOS Y NECTARES			22	751	SAINT MARTEEN	"VALLE REDONDO"	M TI SOPER F
JUGOS Y NECTARES			114	3,601	HONDURAS,JAPON, NIGE		
PULPAS					ECUADOR	"VALLE REDONDO"	ARI
PULPAS			63	663	COLOMBIA		EDI ICI IMITED C
PULPAS			17	413	EL SALVADOR		DU RIA CRISTAL
			497	5,959	USA		ARI FOI FRANCE,
TOTAL				209,706			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KGS

STOCK EXCHANGE COD VALLE
JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 1999 — 673,076

Number of shares Outstanding at the Date of the NFEA: — 57,685,709
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF JUNIO OF 2000 — 702,577

Number of shares Outstanding at the Date of the NFEA: — 58,187,709
(Units)

21/01/1999 10:34

STOCK EXCHANGE COD VALLE
RAZON SOCIAL: JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 1 YEAR: 1997

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : 1998	
Number of shares Outstanding at the Date of the NFEA .	0
(Units)	0

10:34

STOCK EXCHANGE COD VALLE

RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **1999** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 57,685,709

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF JUNIO OF 2000

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF JUNIO OF 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 58,187,709

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE   QUARTER: 2   YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,187,709				57,581	
TOTAL			58,187,709	0	0	0	57,581	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
58,187,709.00

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	648,000	16.99000	4.90000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 01 OF JANUARY TO 30 OF JUNE OF 2000 AND 1999 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. RICARDO SANTANA SPINDOLA
GERENTE DE CONTABILIDAD

C.P. MARIO MERCADO VARGAS
DIRECTOR DE FINANZAS Y ADMINISTRACION

TEPOTZOTLAN, MEX, AT JULY 27 OF 2000

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
THIRD QUARTER 2000

Accumulated net income for the first nine months of 2000 came to $2,202 million pesos, a 12% increase compared with the period in 1999.

Nine-month net income for the national market increased 12.1% due to a 27.4% increase in fruit beverage sales. Net income for the international market gained 11.6% on an increase of 47.8% over the previous year in Brazilian sales. In dollar terms, the international market gain was 25.4%.

New products contributed accumulated income of 14.6 %, and together with new business, represented 23.5 % of total income. Income from international sales came to 14.6 % of the total.

For the third quarter net income reached $722 million pesos, an increase of 18.6% compared with the third quarter of 1999, based on a 48.4% increase in sales of fruit beverages in the national market, and a 91.8% gain in Brazilian sales.

Jugos del Valle's accumulated sales volume for the first nine months of the year sustained the Company's growth momentum, reaching 58.2 million cases, an increase of 19.1% compared with the nine-month period in 1999.

Nine-month net sales in the national market was 50.4 million cases, an increase in volume of 18.8% compared with the period last year. Accumulated sales in the international markets grew 21%.

For the third quarter sales volume reached 20.2 million cases, an increase of 28.8% against the third quarter in 1999. Sales for the national market increased 28.4% or 23.8% without considering the sales of Florida 7, which started to be consolidated as of September. Sales for the international market increased 31.3%.

The consolidated gross profit for the first nine months reached $995.4 million pesos, an increase of 17.7% compared with period last year. The gross margin was 45.2%, up 2.2%.

Third quarter gross margin came to 43.2%, up 0.7% over the quarter in 1999, but 3.3% below the second quarter of 2000. The decline was due to an increase in the offering level in order to remain competitive in the national market, and the effect of exchange rates in the international markets.

Operating expenses for the quarter increased 16.4% compared with the period in 1999. The 13.3 points increase in operating expenses corresponds to sales, distribution and advertising expenses associated with the 19.1% increase in volume.

Compared with the previous quarter, operating expenses decreased $21.6 million pesos, a drop of 6.6 % on an increase in volume of 3.8%.

Operating income of $65.5 million pesos surpassed operating income for the period in 1999 by 40.1%, and represented 3% of the net income, an improvement of 0.6 points over 1999. It is important to note that operating income continues to be affected by a low level of profitability in the international market, especially in Brazil, which is in its first year of local production. The accumulated operating profit for the national market was 6.9% to $128.5 million pesos. The operating loss generated in Brazil has decreased rapidly,

and it is expected to be at its brake even point by the last quarter of the year.

Consolidated EBITDA for the period was $173.7 million pesos, representing 7.9% of net sales, and besting EBITDA for the first nine months of 1999 by 49.9%.

The integral cost of financing was $67.2 million pesos, 3.1% of net sales, compared with 5.0% for the previous year, a reduction in real terms of $31.7 million pesos, mainly due to a lower interest expenses.

The income tax provision includes a $22.7 million pesos item for deferred taxes due to the implementation of Boletin D-4.

As a result of these factors, the net result for the quarter was a loss of $66.6 million pesos, representing 3% of net income.

Summary

To summarize, Jugos del Valle improved its gross margin in both the national and international markets, including Brazil. At the same time, Jugos del Valle has achieved important increases in sales volumes in these markets.

The Company continues to reduce fixed operating costs through an intense program, allowing it to gradually increase operating profit in the national market.

We anticipate that the acquisition of Florida 7 will generate significant synergies as of September, leading to important savings in operating expenses, together with an increase in market share, which will contribute to improvements in operating margins.

Roberto Albarran Campillo
Chief Executive Officer

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

a) Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B-10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to September 30, 2000, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint-ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

b) Conversion of the Financial Statements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of September 30, 2000.

1.- The Companies Jugos del Valle USA, Inc. and subsidiary, located in USA and Puerto Rico and Jugos del Valle España, S. L., located in the city of Madrid, Spain, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- Its Subsidiary Sucos del Valle Do Brasil, LTDA and FDI Corporation are Companies that operate independently from Jugos del Valle S.A. de C. V. in their financial and operative areas. They were valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate except for the foreign machinery and equipment which was valued at the exchange rate of the country of origin in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

c) Inventories and Sales Cost

1. Inventories are valued at reposition costs and should not exceed its net realization value, except for the sugar inventories that are valued at preferential rates in accordance with established agreements.

2. Sales cost are valued in constant pesos using the reposition cost as a base.

d) Property, Plant, and Equipment

1. These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

2. Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

e) Installation, Deferred, Patent and Trademark Expenses-

1. Recorded at acquisition cost and restated by applying factors derived from the INPC.

2. Amortization is calculated by applying the straight-line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

f) Investment in Subsidiaries-

1. The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

g) Temporary Investments-

1. Valued at acquisition cost plus the accrued yield, which does not exceed market value.

h) Basic Profits (Loss) per Ordinary Share-

1. The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the years ending in September of 2000 and 1999.

i) Labor Liabilities-

1. Seniority premiums and the voluntary early-retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

2. Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

j) Income Tax and Workers' Profit-Sharing-

1. The provisions of utilities for income tax and workers' profit sharing are recognized in the results of the current year, and adjusted to the effects of temporary items that are recognized fiscally in different years than those of the accounting recognition, of a non recurring nature and its reversion shall be effective in a defined period. As of 1999, the tax on assets that exceeds the income tax is recognized in assets as a recoverable tax.

k) Transactions and Valuations of Balances in Foreign Currencies-

1. Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign-exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign-exchange rate fluctuations have been applied to the year's results.

l) Reserve for the Repurchase of Common Shares-

1. In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

m) Use of Estimates-

1. The preparation of the Consolidated Financial Statements in accordance with Mexican Generally Accepted Accounting Principles requires that Management make estimates and assumptions which affect figures reported for assets and liabilities, as well as reveal contingent assets and liabilities as of the date of the financial statements. Actual results obtained may differ from these estimates.

NOTE 3 STOCK MARKET CREDITS

As of September 30, 2000, the Company did not have any credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

As of September 30, 2000, the Company had the following commitments and contingencies:

1.- Jugos del Valle, S.A. de C.V. is jointly liable for the loans granted to its subsidiary Company, Sucos del Valle Do Brasil, LTDA in the amount of R$13,373 000 (reales), this credit was contracted for a term of six years, including a grace period of one year at a preferential interest rate called TJLP, plus a spread of 5 points.

NOTE 5: SHAREHOLDERS´ EQUITY

SHAREHOLDERS' EQUITY	NOMINAL	RESTATED	TOTAL
Equity	57,577	269,532	327,109
Premium on issuance of shares	73,774	160,751	234,525
Retained Earnings (Liabilities)	404,701	230,327	635,028
Accumulative Results	393,419	214,150	607,569
Legal reserve	11,282	16,177	27,459
	404,701	230,327	635,028
Reserve for buyback of shares	21,299	51,326	72,625
Excess in restatement of Shareholders´ equity	15,239	52,959	68,198
Accumulated effect of deferred income tax	(198,837	(45,374)	(244,211)
	(183,598	7,585	(176,013)
Fiscal Year Results	(63,586)	(2,983)	(66,569)
TOTAL	310,167	716,538	1,026,705
Minority interest	30,065	(12,877)	17,188
Consolidated Shareholders' Equity TOTAL	340,232	703,661	1,043,893

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '00	666,632	675,541	(5,306)	(5,563)	(5,563)	313.067	327.910
Feb. '00	666,375	681,285	3,614	3,752	(1,810)	315.844	327.910
March '00	665,838	684,545	10,440	10,779	8,969	317.595	327.910
April '00	665,775	688,344	(9,391)	(10,244)	(1,275)	319.402	327.910
May '00	666,696	691,862	(13,767)	(14,961)	(16,236)	320.596	327.910
June '00	666,703	695,935	(20,432)	(22,074)	(38,310)	322.495	327.910
July '00	666,703	698,868	(7,818)	(7,716)	(49,025)	323.753	327.910
Aug. '00	662,689	701,597	(20,776)	(20,392)	(66,419)	325.532	327.910
Sep. '00	652,218	707,653	(150)	(150)	(66,569)	327.910	327.910
Oct. '99	629,876	722,000	(32,485)	(35,136)	(101,705)	303.159	327.910
Nov. '99	629,876	727,557	(21,811)	(23,384)	(125,089)	305.855	327.910
Dec. '99	620,855	734,485	(31,205)	(33,124)	(91,965)	308.919	327.910

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **3** Year: **2000**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

(Thousands of Pesos)

S		QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**2,937,461**	**100**	**2,742,288**	**100**
2	**CURRENT ASSETS**	**1,099,476**	**37**	**988,181**	**36**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	45,119	2	27,407	1
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	429,930	15	320,342	12
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	221,366	8	146,244	5
6	INVENTORIES	361,542	12	416,186	15
7	OTHER CURRENT ASSETS	41,519	1	78,002	3
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,457,650**	**50**	**1,507,823**	**55**
13	PROPERTY	102,532	3	94,024	3
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,345,279	46	1,299,997	47
15	OTHER EQUIPMENT	434,724	15	418,233	15
16	ACCUMULATED DEPRECIATION	537,038	18	484,373	18
17	CONSTRUCTION IN PROGRESS	112,153	4	179,942	7
18	**DEFERRED ASSETS (NET)**	**317,018**	**11**	**195,523**	**7**
19	**OTHER ASSETS**	**63,317**	**2**	**50,761**	**2**
20	**TOTAL LIABILITIES**	**1,893,568**	**100**	**1,295,196**	
21	**CURRENT LIABILITIES**	**1,180,268**	**62**	**1,030,546**	**80**
22	SUPPLIERS	459,960	24	254,638	20
23	BANK LOANS	540,834	29	643,503	50
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	42,546	2	25,008	2
26	OTHER CURRENT LIABILITIES	136,928	7	107,397	8
27	**LONG-TERM LIABILITIES**	**395,333**	**21**	**262,524**	**20**
28	BANK LOANS	368,340	19	209,247	16
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	26,993	1	53,277	4
31	**DEFERRED LOANS**	**317,967**	**17**	**2,126**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,043,893**	**100**	**1,447,092**	**100**
34	**MINORITY INTEREST**	**17,188**	**2**	**18,286**	**1**
35	**MAJORITY INTEREST**	**1,026,705**	**98**	**1,428,806**	**99**
36	**CONTRIBUTED CAPITAL**	**561,634**	**54**	**561,379**	**39**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,577	6	59,362	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	269,532	26	269,737	19
39	PREMIUM ON SALES OF SHARES	234,525	22	232,280	16
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**465,071**	**45**	**867,427**	**60**
42	RETAINED EARNINGS AND CAPITAL RESERVE	635,028	61	709,111	49
43	REPURCHASE FUND OF SHARES	72,625	7	70,782	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(176,013)	(17)	136,059	9
45	NET INCOME FOR THE YEAR	(66,569)	(6)	(48,525)	(3)

02/01/1999 17:01

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE   QUARTER: 3   YEAR: 2000

'ALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**45,119**	100	**27,407**	100
46	CASH	26,001	58	6,380	23
47	SHORT-TERM INVESTMENTS	19,118	42	21,027	77
18	**DEFERRED ASSETS (NET)**	**317,018**	100	**195,523**	100
48	AMORTIZED OR REDEEMED EXPENSES	118,933	38	124,753	64
49	GOODWILL	145,877	46	70,770	36
50	DEFERRED TAXES	52,208	16	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,180,268**	100	**1,030,546**	100
52	FOREING CURRENCY LIABILITIES	393,889	33	231,141	22
53	MEXICAN PESOS LIABILITIES	786,379	67	799,405	78
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**136,928**	100	**107,397**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	136,928	100	107,397	100
27	**LONG-TERM LIABILITIES**	**395,333**	100	**262,524**	100
59	FOREING CURRENCY LIABILITIES	347,625	88	198,473	76
60	MEXICAN PESOS LIABILITIES	47,708	12	64,051	24
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**26,993**	100	**53,277**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	26,993	100	53,277	100
31	**DEFERRED LOANS**	**317,967**	100	**2,126**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	314,510	99	0	0
67	OTHERS	3,457	1	2,126	100
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(176,013)	100	136,059	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(48,735)	(28)	(49,404)	(36)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(127,278)	(72)	185,463	136

05/01/1999 17:02

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(80,792)	(42,365)
73	PENSIONS FUND AND SENIORITY PREMIUMS	1,750	1,661
74	EXECUTIVES (*)	129	125
75	EMPLOYERS (*)	1,989	1,745
76	WORKERS (*)	2,393	2,139
77	CIRCULATION SHARES (*)	58,183,709	57,708,709
78	REPURCHASED SHARES (*)	652,000	1,127,000

29/01/1999 17:02

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 3 | YEAR: 2000

[illegible] DE C.V

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	2,202,361	100	1,965,601	100
2	COST OF SALES	1,206,974	55	1,120,004	57
3	**GROSS INCOME**	995,387	45	845,597	43
4	OPERATING EXPENSES	929,876	42	798,851	41
5	**OPERATING INCOME**	65,511	3	46,746	2
6	TOTAL FINANCING COST	67,228	3	98,977	5
7	**INCOME AFTER FINANCING COST**	(1,717)	0	(52,231)	(3)
8	OTHER FINANCIAL OPERATIONS	33,615	2	8,040	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	(35,332)	(2)	(60,271)	(3)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	34,780	2	11,414	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	(70,112)	(3)	(71,685)	(4)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	(70,112)	(3)	(71,685)	(4)
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	(70,112)	(3)	(71,685)	(4)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	(23,160)	(1)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	(70,112)	(3)	(48,525)	(2)
19	NET INCOME OF MINORITY INTEREST	(3,543)			
20	**NET INCOME OF MAJORITY INTEREST**	(66,569)	(3)	(48,525)	(2)

29/01/1999 17:02

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	2,202,361	100	1,965,601	100
21	DOMESTIC	1,879,839	85	1,675,206	85
22	FOREIGN	322,522	15	290,395	15
23	TRANSLATED INTO DOLLARS (***)	33,972	2	27,110	1
6	**TOTAL FINANCING COST**	67,228	100	98,977	100
24	INTEREST PAID	109,386	163	139,059	140
25	EXCHANGE LOSSES	12,865	19	19,313	20
26	INTEREST EARNED	6,288	9	9,991	10
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(48,735)	(72)	(49,404)	(50)
8	**OTHER FINANCIAL OPERATIONS**	33,615	100	8,040	100
29	OTHER NET EXPENSES (INCOME) NET	33,615	100	8,040	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	34,780	100	11,414	100
32	INCOME TAX	12,119	35	11,414	100
33	DEFERED INCOME TAX	22,661	65	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

08/11/2000 17:02

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,931,715	2,475,546
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	2,829,131	2,504,163
39	OPERATION INCOME (**)	13,690	9,759
40	NET INCOME OF MAYORITY INTEREST(**)	(91,965)	327,896
41	NET CONSOLIDATED INCOME (**)	(105,997)	327,896

29/01/1999 17:02

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2000 AND 1999
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	(70,112)	(48,525)
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	130,864	69,115
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	60,752	20,590
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	21,335	378,677
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	82,087	399,267
6	CASH FLOW FROM EXTERNAL FINANCING	84,292	(57,122)
7	CASH FLOW FROM INTERNAL FINANCING	2,426	(152,049)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	86,718	(209,171)
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	(161,110)	(198,712)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	7,695	(8,616)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	37,424	36,023
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	45,119	27,407

01/01/1999 17:02

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**130,864**	**69,115**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	108,203	69,115
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	22,661	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**21,335**	**378,677**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(116,014)	33,538
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(14,133)	3,247
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(31,075)	594,664
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	147,046	(295,306)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	35,511	42,534
6	**CASH FLOW FROM EXTERNAL FINANCING**	**84,292**	**(57,122)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(81,343)	52,940
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	165,635	(110,062)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**2,426**	**(152,049)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	2,426	4,978
31	(-) DIVIDENS PAID	0	(157,027)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(161,110)**	**(198,712)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(69,705)	(198,712)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(91,405)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE　　QUARTER: 3　　YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(3.18)	%	(2.47)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(8.96)	%	22.95	%
3	NET INCOME TO TOTAL ASSETS (**)	(3.61)	%	11.96	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	(0.28)	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(69.51)	%	(101.81)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.98	times	0.91	times
7	NET SALES TO FIXED ASSETS (**)	1.94	times	1.66	times
8	INVENTORIES ROTATION (**)	4.36	times	3.47	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40	days	38	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.16	%	0.22	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	64.46	%	47.23	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.81	times	0.90	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.16	%	33.17	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	27.12	%	17.41	%
15	OPERATING INCOME TO INTEREST PAID	0.60	times	0.54	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.49	times	1.93	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.93	times	0.96	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.63	times	0.56	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.58	times	0.76	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.82	%	2.66	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.76	%	1.05	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.97	%	19.27	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.75	times	2.87	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.20	%	27.31	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	2.80	%	72.69	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	43.27	%	100.00	

01/01/1999　17:02

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.82)	$ 5.72
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (1.82)	$ 5.72
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ (0.40)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 17.65	$ 24.76
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ (2.75)
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.25 times	0.26 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(2.46) times	1.13 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

01/01/1999 17:02

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2000

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	FABRICACION,ELAB DE JUGOS Y NECTARES	1,145,996	99.99	17,040	74,807
3 ASESORES Y PROMOTORES DE MERCADO, S.A. DE C.V.	ASESORAMIENTO DE COMPRA-VENTA	449,996	99.99	450	4,310
4 COMERCIALIZADORA VAL VITA, S.A. DE C.V.	FABRICACION,VENTA DE PROD ALIMENTICIOS	6,354,202	99.99	6,354	11,340
5 INMOBILIARIA JUVASA	COMPRA-VENTA DE OPERC DE MUEBLES E INM.	49	98.00	49	49
6 JUGOS DEL VALLE USA, INC. Y SUBSIDIARIA	COMPRA-VENTA DE JUGOS Y NECTARES	19,960	99.99	15,824	1,879
7 HOLDINBRAS PARTICIPACOES, LTDA	FABRICACION COMPRA-VENTA DE JUGOS	51,750,000	99.99	262,811	71,983
8 PROMOTORA DEL VALLE GUAJARDO	ELAB.ENV.DIST. Y COMERC. DE BEBIDAS NO	138,050	90.00	138,050	94,142
9 JUGOS DEL VALLE ESPAÑA	COMPRA-VENTA DE JUGOS Y NECTARES	2,536	99.00	693	(474)
10 CODEMEXICO	FABRICACION DE PRODUCTOS LACTEOS	5,445,915	72.70	8,170	1,052
11 FLORIDA 7	FABRICACION Y VENTA DE JUGOS	28,435,642	99.99	141,638	63,482
TOTAL INVESTMENT IN SUBSIDIARIES				591,079	322,570
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					322,570

8/11/2000 17:02

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 3 YEAR: 2000
JUGOS DEL VALLE, S.A DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	33,710	4,990	28,719	52,158	6,817	74,060
MACHINERY	487,658	102,440	385,218	857,621	239,046	1,003,793
TRANSPORT EQUIPMENT	81,394	37,833	43,561	72,563	33,624	82,500
OFFICE EQUIPMENT	17,011	4,357	12,655	16,617	10,178	19,094
COMPUTER EQUIPMENT	63,842	45,822	18,020	47,443	9,426	56,037
OTHER	48,057	12,726	35,331	87,797	29,779	93,349
DEPRECIABLES TOTAL	731,672	208,168	523,504	1,134,199	328,870	1,328,833
NOT DEPRECIATION ASSETS						
GROUNDS	5,861	0	5,861	10,803	0	16,664
CONSTRUCTIONS IN PROCESS	83,026	0	83,026	29,127	0	112,153
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	88,887	0	88,887	39,930	0	128,817
TOTAL	820,559	208,168	612,391	1,174,129	328,870	1,457,650

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
						Time Interval						Time Interval				
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
QUIROGRAFARIOS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SERFIN	13/09/2000	19.60	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	27/09/2000	20.15	15,150	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	09/08/2000	19.45	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	09/05/2000	20.07	8,394	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	14/09/2000	17.97	57,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBV PROBURSA	22/09/2000	19.40	21,000	0	0	0	0	0	0	0	0	0	0	0	0	0
DEL BAJIO	28/09/2000	21.08	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	09/05/2000	19.25	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	21/09/2000	23.40	2,800	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	14/08/2000	20.30	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	20/09/2000	8.95	0	0	0	0	0	0	0	0	47,044	0	0	0	0	0
RABOBANK	07/03/2000	7.31	0	0	0	0	0	0	0	0	9,409	0	0	0	0	0
RABOBANK	18/08/2000	8.52	0	0	0	0	0	0	0	0	8,586	0	0	0	0	0
RABOBANK	09/01/2000	8.52	0	0	0	0	0	0	0	0	7,527	0	0	0	0	0
RABOBANK	15/08/2000	8.52	0	0	0	0	0	0	0	0	5,645	0	0	0	0	0
RABOBANK	15/09/2000	8.52	0	0	0	0	0	0	0	0	8,466	0	0	0	0	0
CITIBANK	25/09/2000	9.77	0	0	0	0	0	0	0	0	42,284	0	0	0	0	0
CITIBANK	30/09/2000	18.98	0	0	0	0	0	0	0	0	8,598	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
OTROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/1997	23.14	5,714	7,143	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	21/08/1998	23.71	18,000	30,667	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C BANK	28/09/1998	5.88	0	0	0	0	0	0	0	0	0	666	666	666	0	0
RABOBANK	30/09/1998	8.21	0	0	0	0	0	0	0	0	0	15,681	0	0	0	0
RABOBANK	28/09/1999	8.43	0	0	0	0	0	0	0	0	0	2,345	2,345	2,345	2,344	0
BANAMEX	08/10/1997	26.23	0	0	0	15,681	15,681	15,681	15,681	43,125	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	26/01/2000	15.25	0	0	0	0	0	0	0	0	4,596	4,596	9,192	9,192	9,192	33,715
ARRENDAMIENTOS ~~FINANCIEROS~~			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	12/01/1999	20.73	2,377	3,855	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	29/12/1999	20.73	136	237	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	30/05/2000	20.73	2,256	5,275	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	13/09/2000	20.73	104	531	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	24/11/1997	24.98	483	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	12/10/1997	8.99	44	0	0	0	0	0	0	0	0	0	0	0	0	0
GE CAPITAL	18/10/1998	9.25	0	0	0	0	0	0	0	0	0	564	672	0	0	0
GE CAPITAL	12/08/1999	9.25	0	0	0	0	0	0	0	0	50	0	50	50	50	35
PRENDARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SUDAMERIS	07/05/2000	21.42	0	0	0	0	0	0	0	0	8,764	0	0	0	0	0
BILBAO VIZCAYA	09/01/2000	20.71	0	0	0	0	0	0	0	0	1,628	0	0	0	0	0
SAFRA	14/07/2000	18.98	0	0	0	0	0	0	0	0	4,492	0	0	0	0	0
ABC	09/01/2000	20.71	0	0	0	0	0	0	0	0	4,582	0	0	0	0	0
SENIOR SECURED			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	26/05/2000	10.77	0	0	0	0	0	0	0	0	0	0	39,988	39,988	39,987	39,987
TOTAL BANKS			341,648	47,708	0	15,681	15,681	15,681	15,681	43,125	159,653	23,852	52,913	52,241	51,673	73,737

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
DE MATERIALES	30/09/2000	0.00	303,499	0	69,040	0	0	0	0	0	30,288	0	0	0	0	0
DE REFACCIONES	30/09/2000	0.00	0	0	22,799	0	0	0	0	0	0	0	0	0	0	0
DE ACTIVO FIJO	30/09/2000	0.00	0	0	4,263	0	0	0	0	0	6,202	0	0	0	0	0
FLETEROS	30/09/2000	0.00	23,742	0	0	0	0	0	0	0	127	0	0	0	0	0
TOTAL SUPPLIERS			327,241	0	96,102	0	0	0	0	0	36,617	0	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
DIVERSOS PROVISIONES	30/09/2000	0.00	74,944	0	0	0	0	0	0	0	61,984	0	26,335	0	0	658
OTHER CURRENT LIABILITIES AND OTHER CREDITS			74,944	0	0	0	0	0	0	0	61,984	0	26,335	0	0	658
			743,833	47,708	96,102	15,681	15,681	15,681	15,681	43,125	258,254	23,852	79,248	52,241	51,573	74,395

NOTES

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A. DE C.V.

Quarter: 3 Year: 2000

CREDITS BREAKDOWN
(THOUSANDS OF PESOS)

ANNEX 5

CONSOLIDATED
Final Printing

THE OFFICIAL EXCHANGE RATE IN DOLLARS IS 9.4088

WITHIN THE ITEMS OF OTHER CIRCULATING LIABILITIES AND OTHER CREDITS THERE IS A LONG TERM CREDIT WHICH IS MADE UP IN THE FOLLOWING MANNER:

COMBIBLOCK CONTRACT 01/12/1996 70.02 USD
SOCIEDADES BAS CONTRACT 31/05/1999 4.33 USD
TETRAPACK CONTRACT 31/03/1999 2,786.82 USD
LOGIX COMUNICATION CONTRACT 31/05/1999 8.00 USD

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE　　QUARTER: 3　　YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6　　CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	29,101	276,417	0	0	276,417
OTHER	4,871	46,105	0	0	46,105
TOTAL	33,972	322,522			322,522
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	13,463	129,815	0	0	129,815
INVESTMENTS	3,414	33,056	0	0	33,056
OTHER	0	0	0	0	0
TOTAL	16,877	162,871			162,871
NET BALANCE	17,095	159,651			159,651
FOREING MONETARY POSITION					
TOTAL ASSETS	16,691	157,087	0	0	157,087
LIABILITIES POSITION	74,369	741,514			741,514
SHORT TERM LIABILITIES POSITION	37,422	393,889	0	0	393,889
LONG TERM LIABILITIES POSITION	36,947	347,625	0	0	347,625
NET BALANCE	(57,678)	(584,427)			(584,427)

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE 9.4088

8/11/2000　　17:02

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE   QUARTER: 3   YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	816,914	1,422,661	605,747	1.34	8,117
FEBRUARY	815,488	1,410,267	594,779	0.89	5,294
MARCH	852,304	1,422,949	570,644	0.55	3,139
ACTUALIZATION:	0	0	0	0.00	1,018
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	6,301
OTHER	0	0	0	0.00	0
APRIL	751,607	1,438,401	686,794	0.57	3,915
MAY	834,608	1,503,103	668,495	0.37	2,473
JUNE	991,674	1,706,888	715,214	0.59	4,220
JULY	958,236	1,781,765	823,528	0.39	3,212
AUGUST	928,623	1,739,521	810,898	0.55	4,460
SEPTEMBER	872,675	1,774,894	902,219	0.73	6,586
TOTAL					48,735

8/11/2000   17:02

NOTES

CIAS. EXTRANJERAS:

- HOLDINBRAS PARTICIPACOES, LTDA
- JUGOS DEL VALLE USA, INC
- JUGOS DEL VALLE ESPAÑA, S.L.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2000

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FABRIC. DE PULPAS DE FRUT	53,859	65
PLANTA ZACATECAS	FABRIC.ELAB.DE JUGOS	6,258	88
PLANTA TIJUANA	FABRIC. DE BEBIDAS DE F	10,897	31
PLANTA ENSENADA	FABRIC. DE BEBIDAS DE FRU	1,284	25
PLANTA PUERTO RICO	FABRIC. DE JUGOS Y CONCENT	1,140	49
PLANTA MONTERREY	ELAB.ENV. Y DIST. DE BEBIDAS	8,442	38
PLANTA MEXICO	ELAB.ENV. Y DIST. DE BEBIDAS	20,443	27
PLANTA SAN LUIS	ELAB. ENV. Y DIST. DE BEBIDAS	7,904	12
PLANTA BRASIL	PROD.DIST.MAQ.JUGOS Y BEBIDAS	16,161	22
PLANTA TEPEJI DEL RIO	ELAB.CAJETAS Y YOGURTS ALIMENTOS A BA	192	19
PLANTA ZACATECAS (PULPAS) *	FABRIC.ELAB.DE JUGOS	19,037	44
PLANTA VERACRUZ (PULPAS) *	FABRIC. DE PULPAS DE FRUT	2,339	26
PLANTA FLORIDA 7	FABRICACION Y VENTA DE JUGOS	494	71

8/11/2000 17:02

NOTES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ C/U
* CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA

STANDARD BOXES OF 24 8 OZ BOTTLES
CONCENTRATED PULP STATED IN THOUSANDS OF KILOS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2000

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS JUGOS Y CONC.	CITROFRUT ,VALLE RED	PULPAS	CONSERVERA PENZTKE		17.60
	IND.ALIM. DE ZACATECAS		CORP. ACONCAGUA	SI	
AZUCAR	COPROBAMEX				5.30
FRUCTUOSA	ALMEX, S.A.				4.10
BOTELLAS	VIDRIERIA QUERETARO,				11.80
	VIDRIERIA LOS REYES, S				
TAPAS	FANOSA, VAN CAN, A.P.S				7.70
	WHITE CAP COMBIBLOC				
PAPEL	TETRAPAK	PAPEL	COMBIBLOC	SI	4.90
		POLIETILENO ALTA DEN	CHEMTEX		4.20
BOTES	FANOSA Y VAN CAN				6.70
OTROS					15.00

NOTES

8/11/2000 17:02

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 YEAR: 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	26,439	696,058	18,413	941,193	29.60	"VALLE REDONDO"	ALM. AURRERA
						"BOTELLIN"	GIGANTE, S.A.
BEBIDAS DE FRUTA	21,489	275,128	21,266	572,493	27.90	"FRUTSI"	COMERCIAL MEXICANA
						"BEBERE"	GRATEL DISTRIBUCION
REFRESCOS	9,665	104,561	9,767	222,073		"TROPICANA"	CADENA COM. OXXO
VAL VITA	317	13,399	336	19,107		"BARRILITOS"	CASA LEY
KUL TAI	37	3,842	27	2,821		"FLORIDA 7"	TIENDA ISSTE
FLORIDA 7	351	7,653	615	24,262			NUEVA WALLMART DE
							GRUPO CIFRA
PULPAS	9,041	55,860	482	3,159			GRATEL QUERETARO
OTROS				94,731			MULLINS
							WAL MART DE MEXICO
TOTAL		1,156,501		1,879,839			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 3 | 2000

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			3,489	132,259	BRASIL	"VALLE REDONDO"	AR UCA R. V NDING
JUGOS Y NECTARES			1,492	72,180	USA	"VALLE REDONDO"	GC RME F AV ARDS
REFRESCOS			300	14,513	USA	"VALLE REDONDO"	GC RME F AV ARDS
JUGOS Y NECTARES			836	31,620	PUERTO RICO	"VALLE REDONDO"	GENERA / KI ESTO
BEBIDAS DE FRUTA			383	14,485	PUERTO RICO	"VALLE REDONDO"	GENERA / KI ESTO
JUGOS Y NECTARES			22	633	SURINAM	"VALLE REDONDO"	KI ITE PRISES
JUGOS Y NECTARES			68	2,413	COSTA RICA	"VALLE REDONDO"	MI CA IL ALIMEN
JUGOS Y NECTARES			132	4,055	EL SALVADOR	"VALLE REDONDO"	INI IST AS ISTAL
JUGOS Y NECTARES			20	675	CUBA	"VALLE REDONDO"	PI DII
JUGOS Y NECTARES			42	1,724	ESPAÑA	"VALLE REDONDO"	S AB SO ORRO T
JUGOS Y NECTARES			486	21,042	VENEZUELA	"VALLE REDONDO"	AL IEN DS ALIFORN
JUGOS Y NECTARES			25	963	CANADA	"VALLE REDONDO"	O LO A
JUGOS Y NECTARES			26	1,050	CHILE	"VALLE REDONDO"	AI GC CH CÍA. /
JUGOS Y NECTARES			61	2,300	PANAMA	"VALLE REDONDO"	C OX ANA IEÑA
JUGOS Y NECTARES			18	647	TRINIDAD Y TOBAGO	"VALLE REDONDO"	MI O RP RATION
JUGOS Y NECTARES			149	5,667	JAMAICA	"VALLE REDONDO"	C M LI ED
JUGOS Y NECTARES			28	876	BELICE	"VALLE REDONDO"	M IL XI N PRODU
JUGOS Y NECTARES			36	1,264	SAINT MARTEEN	"VALLE REDONDO"	S MAR EEN SOPER F
BEBIDAS DE FRUTA			189	5,867	Honduras,Japón,Nige Ecuador	"VALLE REDONDO"	V IOS
PULPAS			63	675	COLOMBIA		MI IJU E L ITED C
PULPAS			17	420	EL SALVADOR		IN IAT IAS RISTAL
PULPAS			613	7,194	USA., HONDURAS, ISR		A A ER ACIONAL
TOTAL				322,522			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KGS.

11 00 17:02

STOCK EXCHANGE COD VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: [illegible]

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BAL[illegible]

NFEA BALANCE TO DECEMBER 31st OF 1999 | 673,076

Number of shares Outstanding at the Date of the NFEA: (Units) | 57,685,709

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD				
QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2000	714,310
Number of shares Outstanding at the Date of the NFEA: (Units)	58,183,709

STOCK EXCHANGE COD VALLE QUARTER: 3 YEAR: 2000

RAZON SOCIAL: JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD [illegible] WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF [illegible]

Number of Shares Outstanding at the Date of the NFEAR. (Units)

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF SEPTIEMBRE OF 2000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	58,183,709

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

QUARTER: 3 YEAR: 2000

CONSOLIDATED
Final Printing

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,183,709			58,183,709	57,577	
TOTAL			58,183,709	0	0	58,183,709	57,577	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
58,183,709.00
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	652,000	17.50000	4.48000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:

JUGOS DEL VALLE, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE   QUARTER: 3   YEAR: 2000

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 01 OF JANUARY TO 30 OF SEPTEMBER OF 2000 AND 1999 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. RICARDO JAVIER SANTANA SPINDOLA
GERENTE DE CONTABILIDAD

C.P. MARIO MERCADO VARGAS
DIRECTOR DE FINANZAS Y ADMINISTRACION

TEPOTZOTLAN, MEX, AT NOVEMBER 8 OF 2000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE

FECHA: 1/1/1999 17:03

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	JUGOS DEL VALLE, S.A DE C.V.
DO MICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX
TELEFONO:	5876-06-00 5899-10-00
FAX:	5899-10-86
E-MAIL:	mmercado@jvalle.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	JVA780420DM3
DOMICILIO FISCAL:	AV.INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE:	C.P. JORGE HERNANDEZ TREJO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING MANUEL ALBARRAN MACOUZET
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. ROBERTO ALBARRAN CAMPILLO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE | FECHA: 1/1/1999 17:03

FAX: [illegible]

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. MARIO MERCADO VARGAS
DOMICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5876-06-00 5899-10-00
FAX: 5899-10-86

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE: C.P. MARIO MERCADO VARGAS
DOMICILIO: INSURGENTES NUM. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5899-10-33
FAX: 5876-10-86

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE CONTABILIDAD
NOMBRE: C.P. RICARDO SANTANA SPINDOLA
DOMICILIO: AV. INSURGENTES NO. 30
COLONIA: BARRIO TEXCACOA
C. POSTAL: 54600
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5876-06-00
FAX: 5899-10-62

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: GERENTE JURIDICO
NOMBRE: LIC. VICTOR M. GALVAN MARTINEZ
DOMICILIO: AV. EJERCITO NACIONAL NO. 904
COLONIA: PALMAS POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5557-97-77
FAX: 5395-89-18

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ANTONIO FRANCK CABRERA
DOMICILIO: PASEO DE LAS PALMAS NO. 405 3ER. PISO
COLONIA: COL. LOMAS DE CHAPULTEPEC
C. POSTAL: 11000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 1/1/1999 17:03

CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-05
FAX:	5540-92-00

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. VICTOR MANUEL GALVAN MARTINEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE DE FINANZAS Y DESARROLLO CORPORATIVO
NOMBRE:	LIC. EDUARDO MARINO LOPEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	INSURGENTES NUM. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5899-10-00
FAX:	5899-10-62

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE PLANEACION FINANCIERA Y RELACION CON INVERSIONIST
NOMBRE:	ING. ALFREDO HUERTA CHABOLLA
DOMICILIO:	AV. EJERCITO NACIONAL.
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

02 APR 26 AM 11:16

MEXICAN STOCK EXCHANGE

FINANCIAL STATEMENTS
FOURTH QUARTER 1999

DIRECTOR'S REPORT (1)

CONSOLIDATED

JUDGED INFORMATION ANNEX 1 Final Printing

The accumulated sales volume of Jugos del Valle at the closing of 1999 continues showing significant growth. The volume of 64.5 million boxes represented a growth of 42.1% in respect to 1998.

Sales in the domestic market were 38.6% (15.8 million boxes), highlighting the participation of the volume of 11.1 million boxes of the division of carbonated drinks and beverages, which was acquired this year. Without considering the sales of this new division, the domestic market growth was of 11.4%.

Regarding exports, the growth in sales was of 73.9% over last year's sales, highlighting the growth of Brazil of 69.1% and 81.2% of USA.

During this quarter, sales per box reached the amount of 16.2 million boxes, which represents an increase of 5.0% compared to the same quarter of the previous year.

However, in respect to the same quarter of the previous year, we reached an additional 5.6 million boxes, which represents a growth of 25.7% of the domestic market (not taking into consideration carbonated drinks) and 55.0% in the international market, which represents a total growth of 52.8%, including carbonated drinks.

Accumulated net sales of the fiscal year 1999, in the amount of $ 2 446 million represents a growth of 19.3% in respect to the previous year. Net domestic sales grew 19.5% and the growth of the international area was of 18.0%.

It is important to highlight that of the total revenues obtained during the year, 13.1% was originated from new products and business, and foreign revenue represented 15.0% of the total income of the Company.

It is also important to highlight that the revenue obtained during the year was negatively affected by the devaluation in Brazil at the end of January 1999, and the growth of 69.1% in volume is particularly significant, a growth of net sales in Reales of 66.0%, but in terms of Mexican pesos this represents a decrease of 7.7% of net income.

Net sales for the fourth quarter in the amount of $ 594 million show a growth of 14.5% in respect to the same quarter of the previous year.

The consolidated gross profit generated in this quarter in the amount of $ 1,036 million represents an increase of 21.4% to the same period of the previous year, and the percentage of net sales presents an increase of 0.7 percentage points, even though it is still affected by the low marg ins generated in Brazil during the first nine months of the year and by the general decrease in profitability of our exports caused by the devaluation of the Brazilian currency.

Operating results were affected by the increase of operating expenses for $ 295.0 million in the same period of the previous year and represent 37.2% ($ 109.6 million), derived mainly from the incorporation of the new division of carbonated drinks. The operating loss was of $ 20.7 million originated by extraordinary non repetitive expenses due to restructuring the business and the closing of the Durango plant. It is important to mention that this operation ended in the month of December, almost reaching breaking point as a result of the measures that were adopted, but with a potenti al improvement from the new fruit drink "Valle Frut" in recyclable container. This new drink has an excellent operative margin and was only commercialized during the last quarter of the year.

The other important increase in operations of \$ 95.7 million (32.4%) was in the international market, which showed an increased volume of 74%, of which 69% was in Brazil and 81% in USA. This growth caused a major derogation of variable sales and distribution expenses in respect to the previous year. In addition, there was an increase of fixed expenses originated by the conformation of a more solid operating structure for the management of the Brazil plant when making the transition from an import and distribution operation to that of manufacture and commercializing. Also in the case of USA, the expenses increased due to the opening of new offices, representations, and sales areas. All of the aforementioned originated an operating loss of \$ 88.3 million in the international operations; but with a major commercializing platform in USA,the local production in Brazil, and products that show major contribution margins to those of the previous year in relation to imported products.

The national market contributed 30.4% of the increase in operating costs versus that of the previous year, derived in part from the growth of the invoiced volume of 11.4% and the increase in fixed and marketing expenses, which represent a total growth in actual terms of 13.0% in relation to that of the previous year, and with an operating revenue of \$ 99.8 million, which represents 5.4% of net sales.

As part of the integration process of the new businesses and, with the purpose of reducing the load of operating fixed expenses, the following measures were taken: the plants of Guadalajara and Durango were closed, a personnel was laid off, the consolidation of five distribution warehouses and a reengineering of the plants was made. All these measures produced results of non repetitive expenses reflected as items in other expenses. These actions reflect a structure with less operating expenses for the future.

The total financing cost of \$ 131.0 million represented 5.4% of net sales, due mainly to major interest expenses derived from the percentage of bank liabilities to that of the previous year.

As a result of the aforementioned factors, the net liabilities previous to the extraordinary items was of \$ 216.2 million, representing 8.8% over net sales. Consider ing the extraordinary item of \$ 136.7 million, we had an unfavorable net result of \$ 69.6 million which represents 2.8% over net sales.

In reference to the Company's financial situation, we observe a decrease of \$ 105 million in real terms of accounts rec eivable and inventories versus the closing of the fiscal year of 1998, showing a noticeable improvement in assets in relation to the same quarter of the previous year, with a reduction from 52 to 39 days.

The aforementioned, in addition to the positive flow generated by the net recuperation of the extraordinary item generated at the end of the previous fiscal year, allowed the Company to reduce its bank liabilities in \$ 80 million in real terms versus the closing of 1998, make payments of the decreed dividends for \$ 148 million and to finance its net purchase of assets of \$ 206 million.

In conclusion, the fiscal year of 1999 was a very important expansion period for Jugos del Valle. Its international operations continued with an increased growth rhythm with important investments of the new plant in Brazil and with expenses for the development of new markets that increased the sales platform in USA, Puerto Rico, and 23 other countries.

The profitability of the exports to Brazil was severely affected by the devaluation of its currency and by the recession environment that did not allow the deterioration of the currency to be reflected in the sales price. However, now that the Company manufactures locally, the competition and profitability will improve ove r a long term period.

In regard to the domestic market, the integration of the new beverage business originated non recurrent expenses and investments that will generate in the future important operating synergies that will immediately benefit the consolidated profitability.

Today, the Company has an extensive and diversified business, therefore, the outlook of these organizations is centered in increasing pro ductivity indexes and operative efficiency. We are absolutely sure that the expansion process will generate an outstanding value for our shareholders.

LIC ROBERTO ALBARRAN CAMPILLO

NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

The most important accounting policies used by the Company to prepare its financial statements are summarized below:

Recognition of the Effects of Inflation

- The financial statements have been prepared in accordance with the B- 10 Bulletin issued by the Mexican Institute of Public Accountants A.C., (recognition of the inflation effects in financial information). The figure shown in the financial statements is in thousands of pesos of purchasing power to December 31, 1999, where the factors applied were derived from the Índice Nacional de Precios al Consumidor (INPC), published by the Banco de México (Bank of Mexico).

- The equity and retained earnings include the actualization effects which are determined applying factors derived from INPC, from the date of contribution or the generation of profits. This method creates the necessary reserves to maintain at constant pesos the shareholders' contributions and retained earnings.

- The excess value of shareholders' equity basically corresponds to the retained earnings from non-monetary assets, which represents the difference between the value of non-monetary actualized assets with specific costs using factors from INPC. As of 1998, it includes the effects of international joint -ventures in accordance with the regulations of Bulletin B-15, issued by the Mexican Institute of Public Accountants, A.C.

- The monetary position result represents the inflationary effect over assets and monetary liabilities holding an asset is recorded as a loss and liabilities as a gain.

- The integral cost of financing is determined by interests, foreign exchange earnings and losses, and the results in the monetary position.

a) Conversion of the Financial S tatements of International Joint-Ventures.

To consolidate the financial statements of international joint-ventures, these are converted to Mexican pesos applying the Bulletin B-15 "Transactions in foreign currency and conversion of financial statements in international operations" issued by the Mexican Institute of Public Accountants, A.C.

The following methods were applied as of December 31, 1999.

1.- The Companies Jugos del Valle USA, Inc. and Subsidiaries, located in USA and Puerto Rico, whose operations are an integral part of Jugos del Valle S.A. de C.V. were valued using the Integrated Foreign Operation method, the differences in exchange originated by the conversion of their financial statements are presented in the results of the fiscal year as part of the integral financial cost (income). For this conversion, the following exchange rate was used. These figures are actualized and re-expressed in purchasing power pesos at the end of the fiscal year.

Monetary assets and liabilities - At the exchange rate effective on the date of the general balance.
Non-monetary assets and equity - At the historic exchange rate on the date the operations and contributions were made.
Income and Expenditures - At the considered exchange rate of the period.

2.- Its Subsidiary Sucos del Valle Do Brasil, LTDA is a Company that operates independently from Jugos del Valle S.A. de C. V. in its financial and operative areas. It was valued through the foreign joint-venture method and, consequently, the differences originated from the conversion of the financial statements are presented in countable capital under the item of International joint-ventures exchange rates effect. The following exchange rates were used for the conversion once the financial statements of the subsidiaries are actualized and re-expressed in purchasing power currency at the closing of the fiscal year of the country where these subsidiaries operate except for the foreign machinery and equipment which was valued at the exchange rate of the country of origin in accordance with the 5th document of Bulletin B-10.

Monetary and non-monetary assets and liabilities - At the closing exchange rate effective on the date of the general balance.
Equity - At the exchange rate on the date the contributions were made.
Accumulated profits (loss) - At the closing exchange rate of the fiscal year when they were obtained.

b) Inventories

1. Inventories are valued at reposition costs and should not exceed its net realization value, except for the sugar inventories that are valued at preferential rates in accordance with established agreements (Note 4).

2. Sales cost are valued in constant pesos using the reposition cost as a base.

c) Property, Plant, and Equipment

3. These are registered at the cost of acquisition and are actualized applying the method of adjustment by changes in a general price level, using the INPC methods. In accordance to the 5th document of the Bulletin B-10, the costs of acquisition considered to actualize the fixed assets acquired up to December 31, 1996, were those reported on that date, based on the net reposition values in accordance with the appraisals of independent experts.

4. Depreciation is calculated on the straight-line method, based on the remaining useful lives of the assets, as determined by independent experts.

d) Installation, Deferred, Patent and Trademark Expenses -

5. Recorded at acquisition cost and restated by applying factors derived from the INPC.

6. Amortization is calculated by applying the straight -line method, considering the restated values at the highest rates allowed under Mexico's current Income Tax Law.

e) Investment in Subsidiaries-

7. The excess of cost over net book value of Subsidiaries, generated by the acquisition of Subsidiary Companies, is amortized over a period of fifteen years from the date of acquisition and was restated using factors derived from the INPC.

g) Temporary Investments-

8. Valued at acquisition cost plus the accrued yield, which does not exceed market value.

h) Basic Profits (Loss) per Ordinary Share-

9. The basic profit (loss) per ordinary share is calculated on weighted average of ordinary shares outstanding during the years ending in December 31 of 1999 and 1998.

i) Labor Liabilities-

10. Seniority premiums and the voluntary early -retirement plan are recognized as costs during the years of service of the personnel. Costs are calculated by independent actuarial experts, on the projected unitary cost method using net discount rates.

11. Other seniority-related payments workers may be entitled to upon separation or death under the terms of Mexico's current Federal Labor Law are registered to results in the year in which they become payable.

j) Income Tax and Workers' Profit-Sharing-

12. The provisions of utilities for income tax and workers' profit sharing are recognized in the results of the current year, and adjusted to the effects of temporary items that are recognized fiscally in different years than those of the accounting recognition, of a non recurring nature and its reversion shall be effective in a defined period. As of 1999, the tax on assets that exceeds the income tax is recognized in assets as a recoverable tax.

k) Transactions and Valuations of Balances in Foreign Currencies-

13. Transactions in foreign currencies have been recorded at the foreign-exchange rate prevailing on the dates on which they were carried out. Assets and liabilities are restated at the foreign- exchange rate prevailing on the date of the General Balance Sheets. Effects of foreign -exchange rate fluctuations have been applied to the year's results.

l) Reserve for the Repurchase of Common Shares-

15. In accordance with Mexico's Stock Market Law, the Company created a capital reserve from retained profits called Reserve for Repurchase of Shares, in order to strengthen the supply and demand of its shares on the Mexican Stock Market. The shares that were removed from the market for buyback purposes will be considered as treasury shares. If these shares are not placed for sale in the broad public market within one year, they will be canceled, reducing the equity.

NOTE 3 STOCK MARKET CREDITS

As of December 31, 1999, the Company did not have a ny credits with the Stock Market.

NOTE 4 COMMITMENTS AND CONTINGENCIES

a) Jugos del Valle, S.A. de C.V. serves as guarantor to its subsidiary Company, Holdinmex S.A. de C.V. for the following credit granted by Citibank Mexico, S.A. de C.V.

AMOUNT	CURRENCY	MATURITY DATE
$ 1,700 USD	US DOLLARS	April 28, 2000
$ 2,792 USD	US DOLLARS	March 30, 2000

(1) This credit was paid on its maturity date by Holdinmex, S.A. de C.V..

b) As of April 19, 1999, the Company had entered into a **Forward** contract with Citibank Mexico, S.A. de C.V., for US$10,800, and covers the Company from a foreign- exchange rate of $11.00/US$1.00. The date of liquidation of the contract is March 31, 2000, which was paid on the date indicated and which caused a loss of $18,576 MN.

NOTE 5: SHAREHOLDERS´ EQUITY
(Thousands of pesos)

SHAREHOLDERS' EQUITY		NOMINAL	RESTATED	TOTAL
Equity		57,084	250,591	307,675
Premium on issuance of shares		73,774	147,163	220,937
Retained Earnings (Liabilities)		474,334	193,536	667,870
Accumulative Results		463,053	178,949	642,002
Legal reserve		11,281	14,587	25,868
		474,334	193,536	667,870
Reserve for buyback of shares		19,461	47,153	66,614
Excess in restatement of Shareholders´ equity		14,943	110,873	125,816
Fiscal Year Results		(82,328	12,694	(69,634)
	TOTAL	557,268	762,010	1,319,278
Minority interest		19,989	(9,181)	10,808
Consolidated Shareholders' Equity	TOTAL	577,257	752,829	1,330,086

b) During 1998, Mexico's Supreme Court confirmed that Jugos del Valle, S.A. de C.V. be granted judgment on the unconstitutionality of the "Decree to Reform and Add Various Provisions to the Law on Value-Added Tax", which was in force during the fiscal year of 1995. The court ordered that that juices and nectars be treated as food products, and therefore exempt from Value -Added Tax. This resulted in the recovery of $10,007 ($10,592 restated value) in Value-Added Tax in 1999, and $61,131 ($68,662 restated value) in 1998.

c) During 1998, the Court upheld on appeal Jugos del Valle, S.A. de C.V., judgment in favor in reference to the return of income tax unduly paid corresponding to the fiscal year of 1989 in the amount of $110,853 ($124,510 restated value) and from 1990 to 1994 for the net amount of $330,893 ($371,659 restated value). These amounts were returned by the corresponding authorities during the months of October 1998 and January 1999.

Derived from the aforementioned paragraph, a recoverable income tax is registered in the general balance statement in the net amount of $619,248 ($695,539 restated value) for income tax payment, and a reserve for fees to be paid in the amount of $284,852 ($319,946 restated value) to various creditors.

d) During 1997, Industrias Alimenticias de Zacatecas, S.A. de C.V. requested the return of payments made as income tax corresponding to the years of 1991, 1992, 1993, and 1994, and receiving the return of a net amount of $8,518. However, in 1998, the Company's administration decided to return to the SHCP these taxes because they considered them unrighteous. This originated an extraordinary payment of $9,607 ($10,790 restated value).

During 1999, Industrias Alimenticias de Zacatecas S.A. de C.V. made extraordinary payments for fines and moratory fees derived from benefits of PROAFIS which were incorrectly applied during the fiscal years corresponding from 1994 to 1997 in the amount of $5,336 ($5,456 restated value).

e) During 1999, Asesores y Promotores de Mercado S.A. de C.V. incurred in extraordinary indemnization payments derived from their structural reorganization in the amount of $1,898.

SUBSEQUENT EVENTS

a) Judgement in Favor of Jugos del Valle S.A. de C.V.

During 1999, Mexico's Supreme Court of Justice issued an injunction against the Mexican Federal government and in favor of Jugos del Valle, S.A. de C.V., declaring unconstitutional Article 2-A, section I, clause b), number 1 of Mexico's Value-Added Tax Law as violating the guarantee of tax equality. As a result of this, Jugos del Valle, S.A. de C.V. acquired in principle the right to recover all amounts paid as Value-Added Tax since 1996.

The aforementioned amounts in historic values represent approximately $644,506. However, to this date we do not have an answer from the corresponding authorities to the promotions presented by the Company, we are not sure of the definite amounts and dates.

b) Sucos del Valle Do Brazil, LTDA (Subsidiary)

Sucos del Valle Do Brazil, LTDA obtained a credit in reales from the Banco Nacional de Desenvolvimiento Económico Social - BNDES in the amount of R$13,373,000 (US$7,463,471) for the construction of an industrial unit located in the city of Americana for the production of juices as well as for the payment of machinery and national equipme nt within the criteria of FINAME. An annual interest of 5% will be added to this credit as a spread of TILP (long term interest rate). The amortization term is of 6 years in 60 monthly quotas. The first one will mature on the 15th of February of 2001, and the last one on January 15, 2006. This operation will be guaranteed by the mortgage on the land, machinery and equipment, and the building of the industrial plant located in the city of Americana, Brazil. As of March 31, 2000, the Company had reserves of R$12,072,111 for this operation.

NEW ACOUNTING PRINCIPLE

The Mexican Institute of Public Accountants issued in May, 1999 the new Bulletin D-4 "Accounting Treatment for income tax, tax on assets, and workers' profit sharing", which is mandatory for the fiscal year starting on January 1st, 2000. Although it was recommended to apply it with anticipation, the Company opted not to do it.

This Bulletin includes accounting dispositions to recognize the taxes caused by the fiscal year for income tax, tax on assets, and workers' profit sharing, as well as for the deferred effects derived from operations and other economic events recognized in the financial statements in different periods when these are considered in the Company's fiscal year statements. The deferred effects of income tax are determined by comparing the accounting and fiscal values of the Company's assets and liabilities, which determine temporary differences, for the deferred effects of the workers' profit sharing, the temporary differences are determined based on the conciliation between the net accountable profit of the fiscal year and the taxable income. The corresponding rate is applied to these temporary items and the assets and liabilities of deferred taxes are determined; in the case of asset s of deferred taxes, these will be recognized only when there is a high probability of recovery.

The Company adopted the new Bulletin in January 1, 2000 in accordance with the dispositions whose principal effects will be estimated on December 31, 1999 is a net accumulated amount of deferred income tax for approximately $232,198, which will be recognized as a non circulating net liability, and will be charged to the account "accumulated effect of income tax" of the countable capital, without affecting the results of the fiscal year nor modifying the amounts informed from previous years.

NOTE 12. NET MONTHLY RESULTS

JUGOS DEL VALLE S.A. DE C.V.

	Net Results Accumulated		Net Results Monthly Results		Accumulated	Index	
MONTH	NOMINAL	RESTATED	NOMINAL	RESTATED	RESTATED	Of ORIGIN	At CLOSING
Jan. '99	649,218	669,059	(4,176)	(4,574)	(4,574)	281.983	308.919
Feb. '99	649,218	677,913	(717)	(775)	(5,349)	285.773	308.919
March '99	649,218	684,318	1,412	1,512	(3,837)	288.428	308.919
April '99	651,553	692,926	(4,023)	(4,270)	(8,107)	291.075	308.919
May '99	652,780	698,335	(7,236)	(7,634)	(15,741)	292.826	308.919
June '99	652,378	702,659	22,993	24,099	8,357	294.750	308.919
July '99	652,879	707,687	(43,790)	(45,594)	(37,236)	296.698	308.919
Aug. '99	650,805	711,122	(33,467)	(34,651)	(71,887)	298.368	308.919
Sep. '99	650,657	716,484	25,530	26,181	(45,706)	301.251	308.919
Oct. '99	629,876	722,000	(32,485)	(33,103)	(78,809)	303.159	308.919
Nov. '99	629,876	727,557	(21,811)	(22,029)	(100,838)	305.855	308.919
Dec. '99	620,855	734,485	31,205	31,205	(69,634)	308.919	308.919

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **4** Year: **1999**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**2,571,654**	**100**	**3,105,479**	**100**
2	**CURRENT ASSETS**	**913,841**	**36**	**1,641,094**	**53**
3	CASH AND SHORT-TERM INVESTMENTS	35,256	1	33,927	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	295,729	11	333,297	11
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	212,584	8	793,851	26
6	INVENTORIES	361,359	14	429,185	14
7	OTHER CURRENT ASSETS	8,913	0	50,834	2
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,413,780**	**55**	**1,294,533**	**42**
13	PROPERTY	105,088	4	84,449	3
14	MACHINERY AND INDUSTRIAL	1,278,112	50	1,040,091	33
15	OTHER EQUIPMENT	396,142	15	355,572	11
16	ACCUMULATED DEPRECIATION	459,760	18	399,991	13
17	CONSTRUCTION IN PROGRESS	94,198	4	214,412	7
18	**DEFERRED ASSETS (NET)**	**199,055**	**8**	**114,412**	**4**
19	**OTHER ASSETS**	**44,978**	**2**	**55,440**	**2**
20	**TOTAL LIABILITIES**	**1,241,568**	**100**	**1,511,736**	
21	**CURRENT LIABILITIES**	**1,025,152**	**83**	**1,197,995**	**79**
22	SUPPLIERS	297,563	24	255,943	17
23	BANK LOANS	586,129	47	556,217	37
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	38,984	3	23,109	2
26	OTHER CURRENT LIABILITIES	102,476	8	362,726	24
27	**LONG-TERM LIABILITIES**	**213,612**	**17**	**312,562**	**21**
28	BANK LOANS	190,961	15	300,737	20
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	22,651	2	11,825	1
31	**DEFERRED LOANS**	**2,804**	**0**	**1,179**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,330,086**		100 **1,593,743**	
34	**MINORITY INTEREST**	**10,808**	**1**	**17,222**	**1**
35	**MAJORITY INTEREST**	**1,319,278**	**99**	**1,576,521**	**99**
36	**CONTRIBUTED CAPITAL**	**528,612**	**40**	**525,635**	**33**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,084	4	56,408	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	250,591	19	250,457	16
39	PREMIUM ON SALES OF SHARES	220,937	17	218,770	14
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**790,666**	**59**	**1,050,886**	**66**
42	RETAINED EARNINGS AND CAPITAL RESERVE	667,870	50	291,222	18
43	REPURCHASE FUND OF SHARES	66,614	5	65,071	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	125,816	9	170,052	11
45	NET INCOME FOR THE YEAR	(69,634)	(5)	524,541	33

100

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 1999 AND 1998

(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 1999

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**35,256**	100	**33,927**	100
46	CASH	16,157	46	15,263	45
47	SHORT-TERM INVESTMENTS	19,099	54	18,664	55
18	**DEFERRED ASSETS (NET)**	**199,055**	100	**114,412**	
48	AMORTIZED OR REDEEMED EXPENSES	133,319	67	58,922	51
49	GOODWILL	65,736	33	55,490	49
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,025,152**	100	**1,197,995**	
52	FOREING CURRENCY LIABILITIES	269,501	26	205,464	17
53	MEXICAN PESOS LIABILITIES	755,651	74	992,531	83
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**102,476**		100 **362,726**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	102,476	100	362,726	100
27	**LONG-TERM LIABILITIES**	**213,612**	100	**312,562**	
59	FOREING CURRENCY LIABILITIES	153,010	72	194,507	62
60	MEXICAN PESOS LIABILITIES	60,602	28	118,055	38
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**22,651**	100	**11,825**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	22,651	100	11,825	100
31	**DEFERRED LOANS**	**2,804**	100	**1,179**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	2,804	100	1,179	100
32	**OTHER LIABILITIES**	**0**	100	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**125,816**		100 **170,052**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(50,141)	(40)	(76,117)	(45)
71	INCOME FROM NON-MONETARY POSITION	175,957	140	246,169	145

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 1999
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(111,311)	443,099
73	PENSIONS FUND AND SENIORITY	1,684	1,814
74	EXECUTIVES (*)	128	98
75	EMPLOYERS (*)	1,666	1,297
76	WORKERS (*)	1,930	1,604
77	CIRCULATION SHARES (*)	57,685,709	57,005,709
78	REPURCHASED SHARES (*)	1,150,000	1,830,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 1999

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,445,629**	**100**	**2,050,126**	**100**
2	COST OF SALES	1,410,110	58	1,197,283	58
3	**GROSS INCOME**	**1,035,519**	**42**	**852,843**	**42**
4	OPERATING	1,044,671	43	749,718	37
5	**OPERATING**	**(9,152)**	**0**	**103,125**	**5**
6	TOTAL FINANCING	131,073	5	77,562	4
7	**INCOME AFTER FINANCING COST**	**(140,225)**	**(6)**	**25,563**	**1**
8	OTHER FINANCIAL OPERATIONS	61,058	2	38,409	2
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(201,283)**	**(8)**	**(12,846)**	**(1)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	14,883	1	40,717	2
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(216,166)**	**(9)**	**(53,563)**	**(3)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**(216,166)**	**(9)**	**(53,563)**	**(3)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(216,166)**	**(9)**	**(53,563)**	**(3)**
16	EXTRAORDINARY ITEMS NET EXPENSES	(136,651)	(6)	(578,104)	(28)
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(79,515)**	**(3)**	**524,541**	**26**
19	NET INCOME OF MINORITY INTEREST	(9,881)			
20	**NET INCOME OF MAJORITY INTEREST**	**(69,634)**	**(3)**	**524,541**	**26**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

QUARTER: 4 YEAR: 1999

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,445,629**	**100**	**2,050,126**	**100**
21	DOMESTIC	2,079,454	85	1,739,703	85
22	FOREIGN	366,175	15	310,423	15
23	TRANSLATED INTO DOLLARS (***)	36,686	2	27,689	1
6	**TOTAL FINANCING COST**	**131,073**	**100**	**77,562**	**100**
24	INTEREST PAID	167,999	128	121,707	157
25	EXCHANGE LOSSES	22,491	17	43,270	56
26	INTEREST EARNED	9,276	7	11,298	15
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	(50,141)	(38)	(76,117)	(98)
8	**OTHER FINANCIAL OPERATIONS**	**61,058**	**100**	**38,409**	**100**
29	OTHER NET EXPENSES (INCOME) NET	61,058	100	38,409	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**14,883**	**100**	**40,717**	**100**
32	INCOME TAX	14,564	98	38,079	94
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	319	2	2,638	6
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR: 1999

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,140,117	2,630,270
37	NET INCOME OF THE YEAR	(31,452)	63,800
38	NET SALES (**)	2,445,629	2,050,126
39	OPERATION INCOME (**)	(9,152)	103,125
40	NET INCOME OF MAYORITY INTEREST(**)	(69,634)	524,541
41	NET CONSOLIDATED INCOME (**)	(79,515)	524,541

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE　　　　QUARTER: 4　　　YEAR: 1999

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 1999 AND 1998
(Thousands of Pesos)

JUDGED INFORMATION　　　　**Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(79,515)**	**524,541**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	88,718	59,856
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**9,203**	**584,397**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	513,695	(518,823)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**522,898**	**65,574**
6	CASH FLOW FROM EXTERNAL FINANCING	(79,864)	305,191
7	CASH FLOW FROM INTERNAL FINANCING	(143,373)	8,280
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(223,237)**	**313,471**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(298,332)**	**(358,241)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,329	20,804
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	33,927	13,123
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	35,256	33,927

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE

QUARTER: 4 YEAR: 1999

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**88,718**	**59,856**
13	DEPRECIATION AND AMORTIZATION FOR THE	88,718	59,856
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**513,695**	**(518,823)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	37,569	(58,127)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	36,966	(69,760)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	629,466	(744,194)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(267,500)	21,303
22	+ (-) INCREASE (DECREASE) IN OTHER	77,194	331,955
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(79,864)**	**305,191**
23	+ SHORT-TERM BANK AND STOCK MARKET	29,912	299,087
24	+ LONG-TERM BANK AND STOCK MARKET	(109,776)	12,629
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(6,525)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(143,373)**	**8,280**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	2,353	8,280
31	(-) DIVIDENS PAID	(147,893)	0
32	+ PREMIUM ON SALE OF SHARES	2,167	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(298,332)**	**(358,241)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(205,889)	(164,773)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	(155,058)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(92,443)	(38,410)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE | QUARTER: 4 | 1999

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION | Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(3.25)	%	25.59	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(5.28)	%	33.27	%
3	NET INCOME TO TOTAL ASSETS (**)	(3.09)	%	16.89	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.28	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(63.06)	%	14.51	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.95	times	0.66	times
7	NET SALES TO FIXED ASSETS (**)	1.73	times	1.58	times
8	INVENTORIES ROTATION (**)	3.90	times	2.79	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	38	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	21.62	%	14.20	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	48.28	%	48.68	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.93	times	0.95	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	34.03	%	26.46	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	15.11	%	24.14	%
15	OPERATING INCOME TO INTEREST PAID	(0.05)	times	0.85	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.97	times	1.36	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.89	times	1.37	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.54	times	1.01	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.74	times	1.09	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.44	%	2.83	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.38	%	28.51	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	21.00	%	(25.31)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.11	times	0.54	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	35.78	%	97.36	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	64.22	%	2.64	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	69.01	%	46.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 1999

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (1.21)		$ 9.11	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 22.87		$ 27.66	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 2.59		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.22	times	0.33	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(4.21)	times	0.99	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **1999**
JUGOS DEL VALLE, S.A DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS ALIMENTICIAS DE ZACATECAS,S.A. DE C.V.	FABRICACION,ELAB DE JUGOS Y NECTARES	1,145,996	99.99	17,040	83,409
2 ASESORES Y PROMOTORES DE MERCADOS, S.A. DE C.V.	ASESORAMIENTO DE COMPRA-VENTA	449,996	99.99	450	4,143
3 COMERCIALIZADORA VAL VITA, S.A. DE C.V.	FABRICACION,VENTA DE PROD ALIMENTICIOS	6,354,202	99.99	6,354	14,860
4 INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERC DE MUEBLES E INM.	49	98.00	49	65
5 JUGOS DEL VALLE USA, INC.	COMPRA-VENTA DE JUGOS Y NECTARES	19,960	99.99	15,824	12,340
6 HOLDINBRAS PARTICIPACOES LTDA	FABRIC,COMPRA Y VTA DE JUGOS Y NECTARES	23,750,000	99.99	113,284	1,836
7 PROMOTORA DEL VALLE GUAJARDO, S.A. DE C.V.	ELAB.ENV.DIST. Y COMERC. DE BEBIDAS NO	138,050	90.00	138,050	113,991
TOTAL INVESTMENT IN SUBSIDIARIES				**291,051**	**230,644**
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**230,644**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 1999

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	34,981	4,146	30,835	54,226	9,050	76,011
MACHINERY	454,936	76,612	378,324	823,176	227,262	974,238
TRANSPORT EQUIPMENT	80,136	28,735	51,401	68,536	30,684	89,253
OFFICE EQUIPMENT	25,588	4,223	21,365	16,790	9,769	28,386
COMPUTER EQUIPMENT	57,277	35,635	21,642	42,806	5,418	59,030
OTHER	29,615	6,076	23,539	75,394	22,150	76,783
DEPRECIABLES TOTAL	**682,533**	**155,427**	**527,106**	**1,080,928**	**304,333**	**1,303,701**
NOT DEPRECIATION ASSETS						
GROUNDS	5,865	0	5,865	10,016	0	15,881
CONSTRUCTIONS IN PROCESS	69,662	0	69,662	24,536	0	94,198
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**75,527**	**0**	**75,527**	**34,552**	**0**	**110,079**
TOTAL	**758,060**	**155,427**	**602,633**	**1,115,480**	**304,333**	**1,413,780**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 1999

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 1999

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities: Current Year	National Entities: Until 1 Year	National Entities: Until 2 Years	National Entities: Until 3 Years	National Entities: Until 4 Years	National Entities: Until 5 Years	Foreing Entities: Current Year	Foreing Entities: Until 1 Year	Foreing Entities: Until 2 Years	Foreing Entities: Until 3 Years	Foreing Entities: Until 4 Years	Foreing Entities: Until 5 Years
					Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
BANKS																
FOREIGN TRADE																
SERFIN	23/11/1999	24.22	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	21/12/1999	22.50	23,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	10/12/1999	21.54	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/1999	22.80	57,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBV PROBURSA	05/11/1999	22.75	35,000	0	0	0	0	0	0	0	0	0	0	0	0	0
DEL BAJIO	10/12/1999	21.50	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
DEL BAJIO	24/12/1999	23.45	33,000	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	11/12/1999	22.03	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	16/12/1999	23.50	16,900	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	18/11/1999	22.00	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA BANK	22/10/1999	26.70	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	27/09/1999	7.93	0	0	0	0	0	0	0	0	0	47,611	0	0	0	0
RABOBANK	07/10/1999	7.31	0	0	0	0	0	0	0	0	0	9,522	0	0	0	0
RABOBANK	26/08/1999	7.88	0	0	0	0	0	0	0	0	0	8,666	0	0	0	0
CITIBANK	03/11/1999	21.70	0	0	0	0	0	0	0	0	0	8,994	0	0	0	0
RABOBANK	29/01/1999	9.66	0	0	0	0	0	0	0	0	0	7,513	0	0	0	0
RABOBANK	22/03/1999	8.56	0	0	0	0	0	0	0	0	0	7,478	0	0	0	0
RABOBANK	29/03/1999	9.56	0	0	0	0	0	0	0	0	0	4,499	0	0	0	0
RABOBANK	06/01/1999	9.06	0	0	0	0	0	0	0	0	0	1,972	0	0	0	0
RABOBANK	29/10/1999	9.63	0	0	0	0	0	0	0	0	0	1,204	0	0	0	0
RABOBANK	15/11/1999	9.52	0	0	0	0	0	0	0	0	0	667	0	0	0	0
RABOBANK	11/12/1999	9.50	0	0	0	0	0	0	0	0	0	1,709	0	0	0	0
BBV PROBURSA	02/12/1999	23.10	0	0	0	0	0	0	0	0	0	4,611	0	0	0	0
SUDAMERIS	01/10/1999	24.60	0	0	0	0	0	0	0	0	0	4,764	0	0	0	0
BANCA SAFRA	11/03/1999	21.70	0	0	0	0	0	0	0	0	0	3,019	0	0	0	0
OTHER FINANCIAL ENTITIES																
OTROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	29/05/1997	23.94	31,405	0	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 1999

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
QUADRUM	30/12/1997	23.14	5,714	11,905	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	21/08/1998	23.71	16,000	42,667	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C. BANK	01/04/1995	5.81	0	0	0	0	0	0	0	0	0	1,280	0	0	0	0
P.N.C. BANK	29/09/1998	5.88	0	0	0	0	0	0	0	0	0	674	674	674	338	0
RABOBANK	30/09/1998	8.21	0	0	0	0	0	0	0	0	0	15,870	15,870	0	0	0
RABOBANK	28/09/1999	6.43	0	0	0	0	0	0	0	0	0	2,373	2,373	2,373	2,373	1,185
BANAMEX	10/06/1997	26.23	0	0	0	15,870	15,870	15,870	15,870	55,547	0	0	0	0	0	0
ARRENDAMIENTOS FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	23/12/1996	25.86	63	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/1999	24.98	2,001	5,688	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	29/12/1999	24.86	106	342	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	24/11/1997	24.98	2,839	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	10/12/1997	21.80	286	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	21/09/1996	8.99	0	0	0	929	0	0	0	0	0	0	0	0	0	0
GE CAPITAL	01/05/1994		0	0	0	0	0	0	0	0	0	10	0	0	0	0
GE CAPITAL	18/10/1998		0	0	0	0	0	0	0	0	0	532	1,113	0	0	0
GE CAPITAL	12/08/1999	9.25	0	0	0	0	0	0	0	0	0	48	229	0	0	0
TOTAL BANKS			438,314	60,602	0	16,799	15,870	15,870	15,870	55,547	0	131,016	20,259	3,047	2,711	1,185
PROVEEDORES																
DE MATERIALES	30/12/1999	0.00	175,367	0	44,129	0	0	0	0	0	30,054	0	0	0	0	0
DE REFACCIONES	30/12/1999	0.00	0	0	11,184	0	0	0	0	0	0	0	0	0	0	0
DE ACTIVO FIJO	30/12/1999	0.00	0	0	10,265	0	0	0	0	0	25,563	0	0	0	0	0
FLETEROS	31/12/1999	0.00	510	0	0	0	0	0	0	0	491	0	0	0	0	0
TOTAL SUPPLIERS			175,877	0	65,578	0	0	0	0	0	56,108	0	0	0	0	0
DIVERSOS PROVISIONES	30/12/1999	0.00	102,476	0	0	0	0	0	0	0	0	0	3,918	108	0	18,625
OTHER CURRENT LIABILITIES AND OTHER CREDITS			102,476	0	0	0	0	0	0	0	0	0	3,918	108	0	18,625

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			716,667	60,602	65,578	16,799	15,870	15,870	15,870	55,547	56,108	131,016	24,177	3,155	2,711	19,810

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE 9.5222

DENTRO DEL RUBRO DE OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS EXISTE UN CREDITO A LARGO PLAZO, EL CUAL SE INTEGRA DE LA SIGUIENTE FORMA:

CONTRATACION COMBIBLOC 01/12/1996 111.5 USD
CONTRATACION COMBIBLOC 01/12/1996 300.0 USD
CONTRATACION TETRAPACK 31/03/1999 1,955.9 USD
CONTRATACION LOGIX COMUNICATION 31/09/1999 11.3 USD

THE OFFICIAL EXCHANGE RATE IN DOLLARS IS 9.5222

WITHIN THE ITEMS OF OTHER CIRCULATING LIABILITIES AND OTHER CREDITS THERE IS A LONG TERM CREDIT WHICH IS MADE UP IN THE FOLLOWING MANNER:

COMBIBLOCK CONTRACT 01/12/1996 111.5 USD
COMBIBLOCK CONTRACT 01/12/1996 300.0 USD
TETRAPACK CONTRACT 31/03/1999 1,955.9 USD
LOGIX COMUNICATION CONTRACT 31/05/1999 11.3 USD

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **1999**
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	30,310	300,971	0	0	300,971
OTHER	6,556	65,204	0	0	65,204
TOTAL	**36,866**	**366,175**			**366,175**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	16,674	165,197	0	0	165,197
INVESTMENTS	1,017	10,220	0	0	10,220
OTHER	5,469	55,432	0	0	55,432
TOTAL	**23,160**	**230,849**			**230,849**
NET BALANCE	**13,706**	**135,326**			**135,326**
FOREING MONETARY POSITION					
TOTAL ASSETS	**15,812**	**150,569**	0	0	**150,569**
LIABILITIES POSITION	**44,042**	**422,511**			**422,511**
SHORT TERM LIABILITIES POSITION	27,985	269,501	0	0	269,501
LONG TERM LIABILITIES POSITION	16,057	153,010	0	0	153,010
NET BALANCE	**(28,230)**	**(271,942)**			**(271,942)**

NOTES

EL TIPO DE CAMBIO OFICIAL EN DOLARES ES DE 9.5222

THE OFFICIAL EXCHAGE RATE IN USD IS 9.5222

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **4** YEAR: **1999**
JUGOS DEL VALLE, S.A DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,291,462	1,362,243	70,781	2.53	1,791
FEBRUARY	871,670	1,086,904	215,235	1.34	2,884
MARCH	665,970	975,882	309,912	0.93	2,882
APRIL	686,316	962,266	275,950	0.92	2,539
MAY	700,006	985,234	285,228	0.60	1,711
JUNE	745,643	1,073,577	327,934	0.66	2,164
JULY	779,342	1,099,201	319,859	0.66	2,111
AUGUST	715,809	1,074,839	359,031	0.56	2,011
SEPTEMBER	736,096	1,147,663	411,567	0.97	3,992
OCTOBER	731,775	1,099,427	367,652	0.63	2,316
NOVEMBER	735,333	1,120,543	385,210	0.89	3,428
DECEMBER	696,538	1,121,154	424,616	1.00	4,246
ACTUALIZATION:	0	0	0	0.00	1,025
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	17,041
OTHER	0	0	0	0.00	0
TOTAL					**50,141**

NOTES

CIAS. EXTRANJERAS:

- HOLDINBRAS PARTICIPACOES, LTDA
- JUGOS DEL VALLE USA, INC

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: QUARTER: YEAR:
JUGOS DEL VALLE, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 1999

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

JUDGED INFORMATION

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FABRIC. DE PULPAS DE FRUT	83,452	46
PLANTA ZACATECAS	FABRIC.ELAB.DE JUGOS	8,549	73
PLANTA TIJUANA	FABRIC. DE BEBIDAS DE F	9,527	45
PLANTA ENSENADA	FABRIC. DE BEBIDAS DE FRU	1,144	62
PLANTA PUERTO RICO	FABRIC. DE JUGOS Y CONCENT	902	43
PLANTA MONTERREY	ELAB.ENV. Y DIST. DE BEBIDAS	8,488	52
PLANTA MEXICO	ELAB.ENV. Y DIST. DE BEBIDAS	11,195	53
PLANTA SAN LUIS	ELAB. ENV. Y DIST. DE BEBIDAS	3,230	42
PLANTA BRASIL	PROD.DIST.MAQ.JUGOS Y BEBIDAS	7,183	20
.		0	0

NOTES STANDARD BOXES OF 24 - 8 OZ BOTTLES

CAPACIDAD INSTALADA EN CAJAS ESTANDAR 24 PZAS DE 8 OZ C/U

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **1999**

MAIN RAW MATERIALS

ANNEX 10

JUDGED INFORMATION

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS JUGOS Y CONC.	CITROFRUT	PULPAS JUGOS Y CONC.	CONSERVERA PENZTKE		19.50
	IND.ALIM. DE ZACATECAS		J.R. WOOD, TRY VALLEY	SI	
AZUCAR	COPROBAMEX				5.90
FRUCTUOSA	ALMEX, S.A.				3.80
BOTELLAS	VIDRIERIA QUERETARO, S.A.				11.80
TAPAS	FANOSA,VITRO AMERICAN				8.40
	TAPON CORONA , A.P.S.A.				
BOTES	FANOSA, VITRO AMERICAN				8.40
P.A.D.		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	3.60
PAPEL	TETRAPAK	PAPEL	COMBIBLOC	SI	6.10
OTROS					13.50

NOTES

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **1999**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	28,588	798,460	21,947	1,083,536	29.90	"VALLE REDONDO"	ALM. AURRERA
						"BOTELLIN"	GIGANTE, S.A.
BEBIDAS DE FRUTA	23,935	280,946	23,065	583,110	27.50	"FRUTSI"	COMERCIAL MEXICANA
						"BEBERE"	GRATEL DISTRIBUCION
BEBIDAS CARBONATADA	13,627	115,391	11,103	198,985		"TROPICANA"	CADENA COM. OXXO
						"BARRILITOS"	CASA LEY
VAL VITA	709	26,105	588	31,256			TIENDA ISSTE
							GRATEL QUERETARO
OTROS				182,567			WAL MART DE MEXICO
TOTAL		1,220,902		2,079,454			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **4** YEAR: **1999**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			3,028	115,563	BRASIL	"VALLE REDONDO"	AROUCA R. VENDING
JUGOS Y NECTARES			2,825	139,928	USA	"VALLE REDONDO"	GOURMET AWARDS
BEBIDAS DE FRUTAS			874	65,204	PUERTO RICO	"VALLE REDONDO"	GENERAL / KRESTO
JUGOS Y NECTARES			16	306	SURINAM	"VALLE REDONDO"	KING'S ENTERPRISES
JUGOS Y NECTARES			120	4,324	COSTA RICA	"VALLE REDONDO"	MERCANTIL DE ALIMEN
JUGOS Y NECTARES			168	5,456	EL SALVADOR	"VALLE REDONDO"	INDUSTRIAS CRISTAL
JUGOS Y NECTARES			27	1,070	GUATEMALA	"VALLE REDONDO"	PRODICO, S.A.
JUGOS Y NECTARES			33	1,415	ESPAÑA	"VALLE REDONDO"	SOTABAC SOCORRO T
JUGOS Y NECTARES			148	6,517	VENEZUELA	"VALLE REDONDO"	ALIMENTOS CALIFORN
JUGOS Y NECTARES			61	1,457	ECUADOR	"VALLE REDONDO"	OTELO, S.A.
JUGOS Y NECTARES			14	531	CHILE	"VALLE REDONDO"	ABU GOSCH Y CÌA. /
JUGOS Y NECTARES			80	2,865	PANAMA	"VALLE REDONDO"	CALOX PANAMEÑA
JUGOS Y NECTARES			24	1,120	REPUBLICA DOMINICAN	"VALLE REDONDO"	METO CORPORATION
JUGOS Y NECTARES			170	6,748	JAMAICA	"VALLE REDONDO"	CARI MED LIMITED
JUGOS Y NECTARES			39	1,263	BELICE	"VALLE REDONDO"	MAJIL MEXICAN PRODU
JUGOS Y NECTARES			25	946	SAINT MARTEEN	"VALLE REDONDO"	ST.MARTEEN SOPER F
JUGOS Y NECTARES			181	6,138	HAITÌ, NIGERIA,CUBA		
					CURACAO, ARUBA,HOND	"VALLE REDONDO"	VARIOS
PULPAS			301	3,477	ISRAEL		MEDIJUICE LIMITED C
PULPAS			71	872	EL SALVADOR		INDUATRIAS CRISTAL
PULPAS			528	975	COLOMBIA , USA, FIL		CARREFOUR FRANCE,
TOTAL				366,175			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KGS.
JUICES AND NECTARS VOLUME OF SALES IS STATED IN STANDARD BOXES AND CONCENTRATED PULP IN KILOS

STOCK EXCHANGE COD VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 1999

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 1998	38,870
Number of shares Outstanding at the Date of the NFEA: (Units)	57,005,709

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1999-1	VALLE	57,005,709.00	08/02/1999	135,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 1999

FISCAL EARNINGS	17,029
- DETERMINED INCOME	5,960
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	319
- DETERMINED RFE	0
- NON DEDUCTABLES	9,687
NFE OF PERIOD :	1,063

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 1999	673,076
Number of shares Outstanding at the Date of the NFEA: (Units)	57,685,709

STOCK EXCHANGE COD **VALLE** QUARTER: **1** YEAR: **1997**
JUGOS DEL VALLE, S.A DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **1998**	79,450
Number of shares Outstanding at the Date of the NFEA : (Units)	57,005,709

STOCK EXCHANGE COD VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 2 YEAR: 2000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COD VALLE
RAZON SOCIAL: **JUGOS DEL VALLE, S.A DE C.V.**

QUARTER: 4 YEAR: 1999

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 57,005,709

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 1999

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHAR	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 1999 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 57,685,709

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: 4 YEAR: 1999

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	57,685,709				57,084	
TOTAL			57,685,709	0	0	0	57,084	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
57,685,709
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	1,150,000	14.66000	5.10000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE QUARTER: 4 YEAR 1999

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 **OF JANUARY** **TO** 31 **OF** DECEMBER **OF** 1999 AND 1998 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. RICARDO SANTANA SPINDOLA
GERENTE DE CONTABILIDAD

C.P. MARIO MERCADO VARGAS
DIRECTOR DE FINANZAS Y ADMINISTRACION

TEPOTZOTLAN, MEX, AT MARCH 9 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A. DE C.V.

Quarter: 4 Year: 1999

GENERAL INFORMATION OF THE COMPANY

LEGAL ENTITY:	JUGOS DEL VALLE S.A. DE C.V.
ADDRESS:	AV. INSURGENTES # 30
COLONY:	BARRIO DE TEXCACOA
ZIP CODE:	54600
CITY AND STATE:	TEPOTZOTLÁN, MEXICO
TELEPHONE:	5557-97 -77
FAX:	5395-63 -12
E-MAIL:	mmercado@jvalle.com.mx
INTERNET:	www.jvalle.com.mx

FISCAL INFORMATION OF THE COMPANY

REGISTRATION NUMBER:	JVA-780420DM3
ADDRESS:	AV. INSURGENTES # 30
COLONY:	BARRIO DE TEXCACOA
ZIP CODE:	54600
CITY AND STATE:	TEPOTZOTLÁN, MEXICO

RESPONSIBLE OF PAYMENTS

NAME:	C.P. JORGE HERNANDEZ TREJO
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97 -77
FAX:	5395-89 -18

INFORMATION OF THE DIRECTORS

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	ING. MANUEL ALBARRÁN MACOUZET
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97 -77
FAX:	5395-89 -18
E-MAIL:	mam2@jvalle.com.m x

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A. DE C.V.

Quarter: 4 Year: 1999

POSITION BMV:	GENERAL DIRECTOR
POSITION:	GENERAL DIRECTOR
NAME:	LIC. ROBERTO ALBARRÁN CAMPILLO
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97 -77
FAX:	5395-89 -18
E-MAIL:	ralbarran@jvalle.com.mx

POSITION BMV:	DIRECTOR OF FINANCES
POSITION:	CORPORATE DIRECTOR OF FINANCES AND NEGOTIATIONS
NAME:	C.P. ANDRÉS ARCADIO RODRÍGUEZ HERRERA
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97 -77
FAX:	5395-89 -18
E-MAIL:	anrodriguez@jvalle.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	CORPORATE DIRECTOR OF ADMINISTRATION AND COMPTROLLER
NAME:	C.P. MARIO MERCADO VARGAS
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97 -77
FAX:	5395-89 -18
E-MAIL:	mmercado@jvalle.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR QUARTERLY FINANCIAL INFORMATION
POSITION:	MANAGER OF ANALYSIS AND INTEGRATION OF FINANCIAL INFO.
NAME:	LIC. BLANCA ANGÉLICA HERNÁNDEZ CASTILLO
ADDRESS:	AV. INSURGENTES # 30
COLONY:	BARRIO DE TEXCACOA
ZIP CODE:	54600
CITY AND STATE:	TEPOTZOTLÁN, MÉXICO
TELEPHONE:	5899-10 -00
FAX:	5899-10 -62
E-MAIL:	bahernandez@jvalle.com.mx

POSITION BMV: RESPONSIBLE OF LEGAL DEPARTMENT
POSITION: MANAGER OF LEGAL DEPARTMENT
NAME: LIC. LAURA VALTIERRA LEON
ADDRESS: AV. EJÉRCITO NACIONAL # 904
COLONY: PALMAS POLANCO
ZIP CODE: 11560
CITY AND STATE: MÉXICO, D.F.
TELEPHONE: 5557-97 -77
FAX: 5395-89 -18
E-MAIL: lvaltierra@jvalle.com.mx

POSITION BMV: SECRETARY OF BOARD OF DIRECTORS
POSITION: SECRETARY OF BOARD OF DIRECTORS
NAME: LIC. ANTONIO FRANCK CABRERA
ADDRESS: TORRE ÓPTIMA - PASEO DE LAS PALMAS # 405 - 3RD FLOOR
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MÉXICO, D.F.
TELEPHONE: 5540-92 -05
FAX: 5540-92 -00
E-MAIL: afranck@fgdr.com.mx

POSITION BMV: UNDERSECRETARY OF BOARD OF DIRECTORS
POSITION: EXTERNAL LEGAL ADVISOR
NAME: LIC. CHRISTIAN LIPPERT HELGUERA
ADDRESS: TORRE ÓPTIMA - PASEO DE LAS PALMAS # 405 - 3RD FLOOR
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MÉXICO, D.F.
TELEPHONE: 5540-92 -33
FAX: 5540-92 -02
E-MAIL: clippert@fgdr.com.mx

POSITION BMV: RESPONSIBLE OF INFORMATION FOR INVESTORS
POSITION: CORPORATE VICE PRESIDENT
NAME: LIC. EDUARDO MARINO LÓPEZ
ADDRESS: AV. EJÉRCITO NACIONAL # 904
COLONY: PALMAS POLANCO
ZIP CODE: 11560
CITY AND STATE: MÉXICO, D.F.
TELEPHONE: 5557-97 -77
FAX: 5395-89 -18
E-MAIL: emarino@jvalle.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: VALLE
JUGOS DEL VALLE, S.A. DE C.V.

Quarter: 4 Year: 1999

POSITION BMV:	AUTHORIZED TO SEND INFORMATION VIA EMISNET
POSITION:	CORPORATE DIRECTOR OF ADMINISTRATION AND COMPTROLLER
NAME:	C.P. MARIO MERCADO VARGAS
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5557-97 -77
FAX:	5395-89 -18
E-MAIL:	mmercado@jvalle.com.mx

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	PUBLIC RELATIONS WITH INVESTORS
NAME:	ING. ALFREDO HUERTA CHABOLLA
ADDRESS:	AV. EJÉRCITO NACIONAL # 904
COLONY:	PALMAS POLANCO
ZIP CODE:	11560
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5676-47 -12
FAX:	5676-47 -12
E-MAIL:	ahuerta@jvalle.com.mx

BOARD OF DIRECTORS

SERIES: B

POSITION: CHAIRMAN
IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: ING. MANUEL ALBARRÁN MACOUZET

POSITION: VICE PRESIDENT
IN EFFECT: 30/04/1996 TO 30/04/1998
NAME:

POSITION: TREASURER
IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. EDUARDO MARINO LÓPEZ

POSITION: PROPRIETARY MEMBERS OF THE BOARD OF DIRECTORS

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. MANUEL ALBARRÁN CAMPILLO

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. RICARDO ALBARRÁN CAMPILLO

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. ROBERTO ALBARRÁN CAMPILLO

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: ING. JOSÉ ARTURO ARNOLD OCHOA

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. JESÚS CEVALLOS GÓMEZ

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. ALEXIS D. FALQUIER

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. HORACIO J. MCCOY MARTÍNEZ

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. ROBERTO ARTURO PRADILLA RODRÍGUEZ

POSITION: SUBSTITUTE MEMBERS OF THE BOARD OF DIRECTORS

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: C.P. MARIO MERCADO VARGAS

BOARD OF DIRECTORS

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. SERGIO MONTALVO SALTZMAN

IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: C.P. ORLANDO RUANOVA DE LA TORRE

POSITION: PROPRIETARY COMMISSAR
IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: C.P. PATRICIO MONTIEL FLORES

POSITION: SUBSTITUTE COMMISSAR
IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: C.P. JAVIER BARROSO DEGOLLADO

POSITION: PROPRIETARY SECRETARY
IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. ANTONIO FRANCK CABRERA

POSITION: SUBSTITUTE SECRETARY
IN EFFECT: 30/04/2001 TO 30/04/2002
NAME: LIC. CHRISTIAN LIPPERT HELGUERA

NOTICE OF ANNUAL ORDINARY
GENERAL SHAREHOLDERS' MEETING

JUGOS DEL VALLE, S.A. DE C.V.

In accordance with the resolution of the Board of Directors and articles twenty-four and twenty-five and other applicable provisions of the by-laws of Jugos del Valle, S.A. de C.V., and pursuant to article 191 and other applicable provisions of the General Law of Mercantile Companies, the shareholders of Jugos del Valle, S.A. de C.V. are hereby called to the Annual Ordinary General Shareholders' Meeting to be held April 27, 2002 at 10:00 a.m., in the Manuel Albarran Macouzet auditorium located at Avenida Insurgentes No. 30, Barrio de Toxcacoa, Municipio de Tepoztlan, Mexico, to consider the following matters:

AGENDA

I. Discussion and approval, as the case may be, of the Report of the Board of Directors in accordance with article 172 of the General Law of Mercantile Companies, with respect to the Company's operations during the fiscal year ending December 31, 2001, taking into account the report of the statutory auditor on the mentioned points in accordance with article 166 of the above-mentioned law. Resolutions.

II. Discussion and approval, as the case may be, of the financial statements for the fiscal year ending December 31, 2001. Resolutions.

III. Nomination or confirmation, as the case may be, of the members of the Board of Directors, Secretary and Statutory Auditor of the Company, and determination of their fees and expenses. Resolutions.

IV. Designation of delegates to formalize the resolutions adopted at this meeting. Resolutions.

In order to have the right to attend the meeting, shareholders are required to deposit the certificates representing their shares, or evidence of deposit issued by a national or foreign banking institution or by S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, in the Company's offices at Ejercito Nacional No. 904, Colonia Palmas Polanco, Delegacion Miguel Hidalgo, C.P. 11560 Mexico, D.F., by 1:00 p.m. on April 25, 2002.. Admission Cards will be given to registered shareholders who deliver the above-mentioned documents.

Shareholders may attend the meeting in person or may be represented by an attorney-in-fact with a general proxy. Brokerage firms are reminded that they must present a list with the names, addresses, nationalities and number of shares of the holders they represent.

Tepoztlan, Mexico, April 9, 2002.

/
Secret
Jug

1-NY/1417591.1

02 APR 26 AM 11:16

LIC. CRISTIAN LIPPERT
FRANCK GALICIA Y ROBLES, S.C.
TEL: 5 271-3222
FAX: 5271-3665

DE: MARTHA ESTRELLA VILLANUEVA B.
TEL: 5676-6290 / FAX: 5675-5960

CONVOCATORIA

ASAMBLEA GENERAL ANUAL ORDINARIA DE ACCIONISTAS DE JUGOS DEL VALLE, S.A. DE C.V.

Por resolución del Consejo de Administración y con fundamento en lo dispuesto por los artículos vigésimo cuarto, vigésimo quinto y demás aplicables de los Estatutos Sociales vigentes de Jugos del Valle, S.A. de C.V. y por el artículo 181 y demás aplicables de la Ley General de Sociedades Mercantiles, se convoca a los accionistas de dicha sociedad a la celebración de la Asamblea General Anual Ordinaria de Accionistas, que se llevará a cabo el 27 de abril de 2002, a las 10:00 horas, en el Auditorio Ing. Manuel Albarrán Macouzet ubicado en Avenida Insurgentes No. 30, Barrio de Texcacoa, Municipio de Tepoztlán, Edo. de México, para tratar los asuntos contenidos en la siguiente

ORDEN DEL DIA

I.- Discusión y aprobación, en su caso, sobre el Informe del Consejo de Administración de la Sociedad en los Términos del artículo 172 de la Ley General de Sociedades Mercantiles, respecto de las operaciones de la Sociedad realizadas durante el ejercicio social comprendido del 1 de enero al 31 de diciembre de 2001, tomando en cuenta el Informe del Comisario sobre los puntos mencionados de conformidad con el artículo 166 del ordenamiento citado. Resoluciones al respecto.

II.- Discusión y aprobación, en su caso, sobre la aplicación de los resultados del ejercicio social que comprendió del 1 de enero al 31 de diciembre de 2001. Resoluciones al respecto.

III.- Designación y ratificación, en su caso, de los miembros del Consejo de Administración, Secretario y Comisario de la Sociedad y determinación de sus emolumentos. Resoluciones al respecto.

IV.- Designación de delegados que den cumplimiento a las resoluciones tomadas por esta Asamblea y, en su caso, las formalicen como proceda. Resoluciones al respecto.

Los accionistas, para tener derecho de asistir a la Asamblea, deberán de depositar en las oficinas de la sociedad ubicadas en el Piso 9 del edificio ubicado en Ejército Nacional No. 904, Colonia Palmas Polanco, Delegación Miguel Hidalgo, C.P. 11560 México, D.F. a más tardar a las 13:00 horas del día 25 de abril de 2002, los títulos de acciones o los recibos de depósito extendidos por una institución bancaria, nacional o extranjera, o por el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, contra la entrega de los documentos antes indicados, se expedirá a los accionistas inscritos en el Libro de Registro de Acciones su tarjeta de admisión, la que deberán entregar para asistir a la Asamblea.

Los Accionistas podrán concurrir a la Asamblea personalmente o por conducto de apoderado, constituido mediante simple carta poder. Se recuerda a las Casas de Bolsa que deberán presentar un listado que contenga nombre, domicilio, nacionalidad y número de acciones del accionista que representen.

Tepoztlán, Estado de México, a 9 de Abril de 2002.

Antonio Franck Cabrera
Secretario del Consejo de Administración
Jugos del Valle, S.A. de C.V.

EL FINANCIERO	$ 11,220.00 + IVA
REFORMA	$ 10,128.00 + IVA (martes a sábado) $ 11,568.00 + IVA (domingo o lunes)
EL UNIVERSAL	$ 9,536.00 + IVA
EL ECONOMISTA	$ 6,290.00 + IVA

SECOND NOTICE OF EXTRAORDINARY
GENERAL SHAREHOLDERS' MEETING

JUGOS DEL VALLE, S.A. DE C.V.

In accordance with articles 23, 24 and 30, as well as other applicable provisions of the bylaws of Jugos del Valle, S.A. (the "Company"), and pursuant to articles 182 and 191 and other applicable provisions of the General Law of Mercantile Companies, in virtue of the failure to achieve the required quorum for the Extraordinary General Shareholders' Meeting, for which a notice was published in the newspaper Reforma on December 4, 2001, the shareholders of the Company are hereby called a second time to the Extraordinary General Shareholders' Meeting to be held January 24, 2002 at 10:00 a.m., in the Manuel Albarran Macouzet auditorium located at Avenida Insurgentes No. 30, Barrio de Toxcacoa, Municipio de Tepoztlan, Mexico, to consider the following matters:

AGENDA

I. Proposal to merge the subsidiaries Industrias Alimenticias de Zacatecas, S.A. de C.V. and/or, as the case may be, Florida7, S.A. de C.V. into Jugos del Valle, S.A. de C.V. Resolutions.

II. Designation of delegates to formalize the resolutions adopted at this meeting. Resolutions.

In order to have the right to attend the meeting, shareholders are required to deposit the certificates representing their shares, or evidence of deposit issued by a national or foreign banking institution or by S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, in the Company's offices at Ejercito Nacional No. 904, Colonia Palmas Polanco, Delegacion Miguel Hidalgo, C.P. 11560 Mexico, D.F., by 1:00 p.m. on January 22, 2002.. Admission Cards will be given to registered shareholders who deliver the above-mentioned documents.

Shareholders may attend the meeting in person or may be represented by an attorney-in-fact with a general proxy. Brokerage firms are reminded that they must present a list with the names, addresses, nationalities and number of shares of the holders they represent.

Tepoztlan, Mexico, January 8, 2002.

Antonio Franck Cabrera
Secretary of the Board of Directors
Jugos del Valle, S.A. de C.V.

NOTICE OF MEETING
GENERAL EXTRAORDINARY MEETING OF
SHAREHOLDERS OF JUGOS DEL VALLE S.A. DE C.V.

Based on what is stated in Articles 23 and 24, and others applicable in the present Social Statutes of Jugos del Valle S.A. de C.V., and Article 182 and others applicable of the Ley General de Sociedades Mercantiles, we summon the stockholders of said society to the General Extraordinary Meeting of Shareholders to be held on December 19, 2001 at 10:00 a.m. in the Ing. Manuel Albarrán Macouzet Auditorium, located at Av. Insurgentes # 30, Barrio de Texcacoa, Municipio de Tepotzotlán, Edo. de México, to attend the business of the following:

ORDER OF THE DAY

I. Proposal for the merger of the subsidiaries Industrias Alimenticias de Zacatecas S.A. de C.V. and/or Florida7, S.A. de C.V. as merged societies, with Jugos del Valle S.A. de C.V. Accepted resolutions.
II. Designation of delegates to comply with the resolutions taken at this meeting, and to formalize them. Accepted resolutions.

In order for the shareholders to have the right to attend the meeting, they are required to present at the societies main offices, located at Avenida Ejército Nacional # 904, Col. Palmas Polanco, Delegación Miguel Hidalgo, CP. 11560, México, D.F. on December 17, 2001 at 1:00 p.m. at the latest, the titles of their shares or a registration of said shares in financial entities of domestic or foreign banking institutions or S.D. Indeval S.A. de C.V. Against the presentation of the aforementioned documents, the shareholders legally registered in the Company's register book will receive their legal ownership cards which should be presented at the beginning of the meeting.

The shareholders can attend this meeting personally or represented by a power of attorney. It is the obligation of the Stock Exchange Houses to present a list containing the names, addresses, nationality, and number of shares of the shareholder/s they represent.

Tepotzotlán, Edo. de México, December 3, 2001.

Antonio Franck Cabrera
Secretary of the Board of Director:
Jugos del Valle S.A. de C.V.

NOTICE OF MEETING
GENERAL ORDINARY MEETING OF SHAREHOLDERS OF JUGOS DEL VALLE S.A. DE C.V.
Fiscal Year 2000

Dear Shareholders

Based on Article 172 of the Ley General de Sociedades Mercantiles, we wish to inform you of the operations of the society during the fiscal year of 2000.

During 2000, the Company's net sales of $2 370 million grew 5.5% in respect to the previous year, based on a growth of 21.4% of the invoiced national volume per unit box. The net income was affected by promotion levels and discounts larger than those of the previous year, this does not reflect the inflation in sales prices, as well as the decrease of sales prices of exports in real terms, derived from the strength of the Mexican peso with the dollar.

There was an important growth in the participation of the fruit drinks and orangeades segments within mixed sales, due to the tendency of the market towards low priced drinks, with incomes over 23.0% those of the previous year.

In relation to export sales, the invoiced volume was 23.2% lower due to the 28.0% reduction of exports to the USA and the cancellation of the exports to Brazil, now that the Brazilian plant is in production. However, there was an increase of three times the invoiced volume versus the previous years exports to Venezuela.

The Company's total invoiced volume, taking into consideration exports, grew 16.6% in relation to 1999.

It is important to mention that of the year's total income, 18.6% was originated by the new products introduced in the domestic market, and the exports income represented 6.8% of the Company's total income.

The gross profit for the year was of $1,041 million and it showed favorable evolution in respect to last year, growing 13.0%, and representing 43.9% of net sales. This shows an increase of 2.9 percentage points versus 1999 as a result of the application of the cost reduction programs.

However, operating expenses grew 14.0% in respect to 1999, representing 41.4% over net sales against 38.3% of the previous year, originated mainly by the growth in variable sales and distribution expenses derived from a greater invoiced total volume of 16.6% and to the increase of marketing and publicity expenses, as well as the cost of depreciation and amortization during the year.

As a result of the growth in operating expenses, the operating profit of $[illegible]
represented 2.5% over net sales compared to 2.7% of the previ[illegible]

The reduction of personnel in all stru[illegible]
distribution centers in Mexico City t[illegible]
reflected in the items of other expense[illegible]
process of the new businesses, the explo[illegible]
of the load of fixed expenses during th[illegible] ..., the

Company continues with the corporative restructuring process, as well as having a smaller structure in operative expenses at the beginning of 2001.

The Integral Cost of Financing of $78.0 million represented 3.3% over net sales versus 6.0% of the previous year, presenting a decrease of $57.0 million in real terms, originated mainly by the decrease of interest expenses due to lower rates.

Derived from the aforementioned facts, the Net Result before Extraordinary Items and Participation in the Results of Subsidiaries is the loss of $74.6 million and represents 3.1% over net sales, presenting a decrease of $22.6 million (23.3%) in real terms versus the losses of the previous year.

During the fiscal year, there is a favorable net Extraordinary Item of $597.0 million derived from the tax return obtained from the fiscal authorities.

Due to the aforementioned, the Company has a favorable net result before the Participation in the Results of Subsidiaries of $522.7 million, representing 22.1% over net income of the same, presenting a favorable variation in real terms of $463.0 million versus the results of the previous year.

After the Participation in the Results of Subsidiaries, the year's net profit was of $378.9 million, representing 16.0% over net sales, presenting a favorable variation in real terms of $454.7 million versus the results of 1999.

In relation to the Company's financial situation, there is a reduction in accounts receivable and inventory versus the closing of 1999, of $218.0 million, that added to the growth in accounts payable and the favorable flow of the year's operations generated resources in the operation before Extraordinary Items of $399.4 million, letting the Company reduce its bank liabilities by $56.0 million in real terms and to finance its investment projects.

In conclusion, the Company has implemented a series of actions, permitting a substantial improvement of its gross margins in relation to those of the previous year. In addition, the Company has established reduction and fixed expense control programs during the last quarter of the year that will gradually increase the Group's operating profit.

During the same time, the Company has continued its sustained sales growth as well as the expansion and diversification of products and market strategy; as was this year's strategic alliance with the KUL-TAI Company (lacto bacillus drink), and the acquisition of Florida 7, a Company that produces juices, drinks, and fruit concentrates of great acceptance in the domestic market.

The acquisition of Florida 7 has meant an important growth in the Group's market participation. The existing synergies will also be reflected in significant operating savings that will contribute to the improvement of the operating profit margins in the first semester of 2001.

On the other hand, the consolidation of the carbonated drinks division as well as the direct distribution network that have begun generating positive results will be key elements in the improvement of the Group's results.

Last but not least, notwithstanding the recuperation of profitability in Brazilian operations generated since the last quarter of the year, the negative effects of the Group's results were very important during the year, however, the investment made in the plant for local production has had an important increase in the competitiveness of our products in this developing market. This market has great potential, including exporting to the countries of Mercosur. As the sustained growth shows with the levels of invoices that have let the Company operate during the last quarter almost at breaking point and with a positive UAFIR, with a significant increase in the percentage of use of its installed capacity, which will undoubtedly contribute to the improvement of the Group's results for next year.

Attached to this document, you will find the Financial Statements emitted by the Office of External Audits Hernández Lozano Marrón y Cía, S.C. and the final judgment of our Commissar Accountant C.P. Patricio Montiel Flores. The annexed financial statements have been made with the objective of complying with different legal and statutory dispositions, presenting Jugos del Valle S.A. de C.V. investments in its subsidiaries up to December 31, 2000, valued through the participation method. The Company also prepared consolidated financial statements which should be used to evaluate the financial situation and the results of the operation of economic entity.

ING. MANUAL ALBARRÁN MACOUZET
PRESIDENT OF BOARD OF DIRECTORS.

Tepotzotlán, Edo. de México, April 5, 2001.

IBDO

Shareholders of Jugos del Valle S.A. de C.V.

We have examined the consolidated general statements of Jugos del Valle S.A. de C.V. and subsidiaries to December 31, 2000 and 1999, the consolidated result statements, variations in shareholders' equity and changes in the financial situation relative to these years. These financial statements are the sole responsibility of the Company's Administration. Our responsibility consists of giving our opinion of these statements based on our audits.

Our studies were made according to generally accepted auditing standards which require that said audit be planned and made in a manner that lets us prove a reasonable certainty that these statements do not contain important mistakes and that they are prepared according to generally accepted accounting principles. The audit consists of the examination based on selected tests of the evidence that supports the numbers and revelations of the financial statements; it also includes the evaluation of the accounting principles used, the significant estimates made by the Administration and the presentation of the complete financial statements. We consider that this examination has provided a reasonable base in which to support our opinion.

As mentioned in Note 3a, the Company adopted the dispositions of the New Bulletin D-4 "Accounting treatment of income tax, tax on assets, and the workers' profit sharing" (D-4) for the elaboration of the consolidated financial statements from January 1, 2000. The initial effect accumulated to that date was $344,439, this was registered in the accounting, increasing the long term liabilities for deferred income tax and decreasing the shareholders' equity in this same amount. The effect of the results of year 2000 was $(16,973).

In our opinion, the aforementioned consolidated financial statements reasonably present, in all important aspects, the financial situation of Jugos del Valle S.A. de C.V. and Subsidiaries to December 31, 2000 and 1999, and the consolidated results of its operations, the consolidated variations in shareholders' equity, and the consolidated changes in the financial situation on the years ending on those dates, in accordance with the generally accepted accounting principles.

Hernández Lozano Marrón y Cía, S.C.

C.P. Salvador Dacal Alonso

México, D.F., March 15, 2001.

NOTICE OF MEETING

GENERAL ORDINARY MEETING OF SHAREHOLDERS OF JUGOS DEL VALLE S.A. DE C.V.

Fiscal Year 1999

Dear Shareholders,

Based on Article 172 of the Ley General de Sociedades Mercantiles, we wish to inform you of the operations of the society during the fiscal year of 1999.

During 1999, the Company's net sales of $2 061 million grew 5.0% in respect to the previous year, based on a growth of 11.4% of the invoiced national volume per unit box, without considering the new division of carbonated drinks acquired at the end of 1998. The net sales were also affected by promotion levels and discounts greater than those of the previous year, this did not permit the reflection of the inflation in the sale prices, as well as the decrease of sale prices of exports in real terms, derived from the strength of the Mexican peso with the dollar.

There was an important growth in the participation of the new carbonated drinks division of 11.1 million boxes, contributing to the diversification of the Company's products, with a 19.6% of the total national volume.

In relation to the sales of the international area, the invoiced volume was 73.9% over that of the previous year, highlighting the growth of the Brazil and USA markets of 69.1% and 81.2% respectively.

It is important to mention that of the year's total income, 13.1% was originated by the new products and businesses, and the exports income represented 15.0% of the Company's total income.

The gross profit for the year was of $845 million, and it showed favorable evolution in respect to last year, growing 7.0%, and representing 41.0% of net sales. This shows an increase of 0.8 percentage points versus 1998 as a result of the general decrease of the profitability margins of our exports, due to the exchange rates.

However, operating expenses grew 16.8% in respect to 1998, representing 38.3% over net sales, 3.9 additional points originated partly by the growth of the invoiced volume of 11.4%, the growth of expenses related to exports and fixed expenses as well as the increase of marketing and publicity expenses.

As a result of the growth in operating expenses due to the aforementioned facts, the operating profit of $55.4 million represented 2.7% over net sales compared to 5.8% of the previous year.

The closing of the Guadalajara and D
consolidation of 5 distribution centers an
repetitive extraordinary expenses reflected
taken as part of the integration process of t

02 APR 25 AM 11:25

of fixed expenses during the last quarter of the year. With these actions, the Company has a minor structure of operating expenses for the future.

The Integral Cost of Financing of $123.5 million represented 6.0% over net sales, which was affected by the increase of interest expenses, derived from a larger percentage of bank liabilities in respect to that of the previous year.

The Net Results of the fiscal year before the Participation in the Results of Subsidiaries and Extraordinary and Special Items is the loss of $89.2 million and represents 4.3% over net sales.

During the fiscal year, the Company has a favorable Net Result due to Extraordinary and Special Items before the Participation in the Results of Subsidiaries of $143.9 million derived from the tax return, representing a net profit of $54.7 million, 2.7% over net sales.

After the Participation in the Results of Subsidiaries, the fiscal year's net result was a loss of $69.6 million, representing 3.4% over net sales, derived mainly from the losses generated by our Brazil subsidiary, due to the devaluation of the Brazilian currency at the beginning of the year.

In conclusion, the fiscal year of 1999 was a period of important expansion for Jugos del Valle. The Company's international operations continued with a strong rhythm of growth, with significant investments in the new plant in Brazil and development expenses for new markets that increased the sales platforms in the United States, Puerto Rico, as well as 23 other countries.

The profitability of the exports to Brazil was severely affected by the devaluation of that currency as well as to the recessive environment that did not reflect this devaluation on the selling price. However, now that there is local production in Brazil, the long term profitability and competitivity are improving noticeably.

In the domestic area, the integration of the new carbonated drinks division originated non recurrent expenses and current investments that will permit, in the future, the generation of important operating synergies that will immediately benefit the consolidated profitability.

The Company has, at this moment, an extensive and diversified business and the entire organization is focused on increasing the indexes of production and operating efficiency. We are sure that the development process of the Company will generate outstanding values for our shareholders.

Attached to this document you will find the Financial Statements emitted by the Office of External Audits Hernández Lozano Marrón y Cía, S.C. and the final judgment of our Commissar Accountant, C.P. Patricio Montiel Flores.

ING. MANUAL ALBARRÁN MACOUZET
PRESIDENT OF BOARD OF DIRECTORS.

Tepotzotlán, Estado. de México, May 18, 2000.

Summary Translation

JUGOS DEL VALLE, S.A. DE C.V.

MINUTES OF EXTRAORDINARY
GENERAL SHAREHOLDERS' MEETING
January 24, 2002

At the Extraordinary General Shareholders' Meeting of Jugos del Valle, S.A. de C.V. held on January 24, 2002 in Tepotzotlan, Mexico, the following resolutions were adopted:

RESOLVED: In accordance with Article 223 and other applicable provisions of the General Law of Mercantile Companies, the merger of Industrias Alimenticias and Florida7 into Jugos del Valle is approved, based on the following:

FIRST: Jugos del Valle shall be the surviving entity and Industrias Alimenticias and Florida7 shall cease to exist.

SECOND: The merger will be based on the balance sheets of the respective companies as of December 31, 2001, with applicable accounting adjustments.

THIRD: As concerns the three companies involved, the merger will be deemed effective as of the date hereof, and as concerns third parties, the merger will be deemed effective as of the date of registration of the merger agreements with the Public Commercial Register.

FOURTH: As a result of the mergers, Jugos del Valle will assume all of the assets and liabilities of Industrias Alimenticias and Florida7.

FIFTH: No shares will be issued in connection with the mergers.

SIXTH: Current outstanding shares of Industrias Alimenticias and Florida7 will be canceled as a result of the merger.

SEVENTH: There will be no changes to the administrative bodies of Jugos del Valle as a result of the merger.

EIGHTH: All powers of attorney that Jugos del Valle may have granted and which are still in effect will continue to exist after the merger.

NINTH: Jugos del Valle will cover all costs of the mergers.

TENTH: Anything not expre
governed by the General Law of Mercanti
Code for the Federal District.

ELEVENTH: The parties submit to the jurisdiction of the courts of Mexico City.

RESOLVED: The balance sheets of Jugos del Valle at December 31, 2001 are approved as a basis for the mergers and to be published in the Official Journal of the Federation with the merger agreements.

RESOLVED: Marino, Valtierra, Reyes, Franck, Lippert and Cervantes are appointed as delegates to carry out tasks related to the merger.

Laura Valtierra Leon
President

Christian Lippert
Secretary

JUGOS DEL VALLE, S.A. DE C.V.
ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
24 DE ENERO DE 2002

En el municipio de Tepotzotlán, Estado de México, domicilio social de Jugos del Valle, S.A. de C.V., siendo las 10:00 horas del día 24 de enero de 2002, en el Auditorio Ing. Manuel Albarrán Macouzet ubicado en Avenida Insurgentes No. 30, Barrio de Texcacoa, Municipio de Tepotzotlán, Estado de México, se reunieron los accionistas y apoderados de los mismos que se mencionan en la Lista de Asistencia, que firmada por los escrutadores, se agrega al expediente de la presente acta como Anexo "1", con el objeto de celebrar una Asamblea General Extraordinaria de Accionistas de la sociedad a la que fueron convocados en segunda convocatoria mediante publicaciones hechas en los periódicos "Reforma" y el "Universal", el día 9 de enero de 2002, copia de las cuales se agregan al expediente de la presente como Anexo "2", en cumplimiento de lo dispuesto por los estatutos sociales de Jugos del Valle, S.A. de C.V. y el artículo 186 de la Ley General de Sociedades Mercantiles

Por designación unánime de los presentes, presidió la Asamblea la licenciada Laura Valtierra León y actuó como Secretario el señor Lic. Christian Lippert Helguera en su carácter de Secretario Suplente de la Sociedad.

Acto seguido, el Presidente designó como escrutadores a los señores Carlos Reyes Iniesta y Rodrigo Rivera Santamarina, quienes, después de aceptar sus cargos, revisaron las constancias que acreditan la calidad de accionista, las cartas poder, el Registro de Acciones contenido en los listados emitidos por el S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores y las tarjetas de admisión exhibidas por los asistentes, hecho lo cual prepararon la Lista de Asistencia, en la que se hizo constar que estuvieron debidamente representadas en la Asamblea 40´944,641 (cuarenta millones novecientos cuarenta y cuatro mil seiscientos cuarenta y un) acciones del total de las 58´322,508 (cincuenta y ocho millones trescientas veintidós mil quinientos ocho) acciones ordinarias con derecho a voto en que se divide el capital social suscrito y pagado de Jugos del Valle, S.A. de C.V. que se encuentran en circulación en la fecha de la Asamblea y que representan el 70.2% (setenta punto dos por ciento) de dicho capital.

Con base en el resultado del escrutinio realizado y con fundamento en lo dispuesto por los estatutos sociales de Jugos del Valle, S.A. de C.V. el Presidente declaró legalmente instalada la Asamblea y por válidas las resoluciones que ésta adopte, pasando a discutir los asuntos contenidos en el Orden del Día, mismos que se encuentran transcritos en la convocatoria para la Asamblea.

El Presidente le solicitó al Secretario diera lectura al Orden del Día de la Asamblea General Extraordinaria de Accionistas, mismo que se transcribe a continuación:

ORDEN DEL DÍA

I. Propuesta para fusionar a las subsidiarias Industrias Alimenticias de Zacatecas, S.A.de C.V. y/o, en su caso, Florida 7, S.A. de C.V. como sociedades fusionadas, con Jugos del Valle, S.A. de C.V. como sociedad fusionante. Resoluciones al respecto.

II. Designación de delegados que den cumplimiento a las resoluciones tomadas por esta Asamblea y, en su caso, las formalicen como proceda. Resoluciones al respecto.

La Asamblea por unanimidad de votos, aprobó tanto la declaratoria del Presidente, como los puntos contenidos en el Orden del Día, procediendo a desahogar dicho Orden del Día en los términos siguientes:

PUNTO UNO. En relación con el primer punto del Orden del Día, el Presidente expuso y sometió a la consideración de la Asamblea, una propuesta para que se lleve a cabo la fusión de Jugos del Valle, S.A. de C.V. (en adelante "Jugos del Valle") como sociedad fusionante, con Industrias Alimenticias de Zacatecas, S.A. de C.V. (en adelante "Industrias Alimenticias") y Florida 7, S.A. de C.V. (en adelante "Florida 7"), como sociedades fusionadas tomando como base el balance de las fusionadas al 31 de diciembre de 2001, documento que forma parte integrante de la propuesta, así como el balance de la fusionante al 31 de diciembre de 2001.

A continuación, se expusieron en forma detallada los términos de la propuesta de la fusión de Industrias Alimenticias y Florida 7, como sociedades fusionadas, con Jugos del Valle, como sociedad fusionante, y del balance que en las mismas se comprende, y puesto a discusión el presente asunto, la Asamblea adoptó, por unanimidad de votos, las siguientes:

RESOLUCIONES

"**PRIMERA**. Se aprueba, con fundamento en el Artículo 223 y demás aplicables de la Ley General de Sociedades Mercantiles, que se proceda a la fusión de Industrias Alimenticias y Florida 7, como sociedades fusionadas con Jugos del Valle, como sociedad fusionante, con base en los siguientes:

ACUERDOS

PRIMERO.- *Se conviene que se lleve a cabo la fusión de Jugos del Valle con Industrias Alimenticias y Florida 7, la primera de ellas con el carácter de fusionante, y las segundas como fusionadas, por lo que, al surtir efectos la fusión, subsistirá Jugos del Valle, y se extinguirán Industrias Alimenticias y Florida 7.*

SEGUNDO.- *La fusión se efectuará tomando como base el balance de la fusionante al 31 diciembre de 2001 y el balance de las fusionadas al 31 de diciembre de 2001, con los ajustes contables que procedan.*

TERCERO.- *La fusión tendrá efecto entre Jugos del Valle, Industrias Alimenticias , Florida 7 y para todos los efectos fiscales y contables, a partir del día de hoy, y ante terceros después de la inscripción de los acuerdos de fusión en el Registro Público de Comercio.*

CUARTO.- *Al llevarse a cabo la fusión, la fusionante absorberá incondicionalmente todos los activos y pasivos de las fusionadas, y adquirirá a título universal todo el patrimonio y los derechos de éstas, quedando a su cargo, como si hubiesen sido contraídos por la propia fusionante,*

todos los adeudos y responsabilidades de las fusionadas, subrogándose la fusionante en todos los derechos y obligaciones de las fusionadas, de índole mercantil, civil, fiscal y de cualquier otra naturaleza, sin excepción.

QUINTO.- *En virtud de que Industrias Alimenticias y Florida 7 son sociedades subsidiarias de Jugos del Valle, no se aumentará ni se emitirán acciones nuevas como consecuencia de la fusión, salvo por los ajustes contables que, en su caso, procedan.*

SEXTO.- *Los certificados provisionales o títulos de acciones que estén actualmente en circulación, representativos del capital social pagado de Industrias Alimenticias y de Florida 7, deberán cancelarse con motivo de la fusión.*

SÉPTIMO.- *Con motivo de la fusión, no se realizará cambio alguno en la integración de los órganos de Administración y de Vigilancia de Jugos del Valle.*

OCTAVO.- *Se establece expresamente que todos los poderes que Jugos del Valle haya conferido con anterioridad a la fecha en que surta efectos la fusión, y se encuentren en vigor, subsistirán en sus términos, hasta en tanto la propia sociedad fusionante no los modifique, limite o revoque con posterioridad.*

NOVENO.- *Todos los gastos, de cualquier naturaleza, que se causen con motivo de la formalización y ejecución de la fusión serán cubiertos por la fusionante.*

DECIMO.- *En todo lo no expresamente previsto, el presente Convenio se regirá por las disposiciones de la Ley General de Sociedades Mercantiles y supletoriamente por las disposiciones del Código de Comercio y del Código Civil para el Distrito Federal.*

DECIMOPRIMERO.- *Para todo lo relacionado con la interpretación, cumplimiento y ejecución del presente Convenio, las partes se someten expresamente a la jurisdicción de los tribunales competentes de México, Distrito Federal, renunciando expresamente a cualquier otro fuero que pudiera corresponderles por razón de sus domicilios presentes o futuros o por cualquier otra causa*".

"**SEGUNDA.** Se aprueban los Balances de Jugos del Valle al 31 de diciembre de 2001, para los efectos de que sirva de base para la fusión de dichas sociedades, y para que, en su oportunidad, sean publicados en el Diario Oficial de la Federación junto con los acuerdos de fusión y con el Balance de las sociedades fusionadas, al 31 de diciembre de 2001."

PUNTO DOS. En relación con el segundo punto del Orden del Día, y previa la deliberación sobre el asunto a que el mismo se refiere, los accionistas adoptaron, por unanimidad de votos, la siguiente

RESOLUCIÓN

"**TERCERA.** Se designan Delegados de esta Asamblea, para que actúen conjunta o separadamente, a los señores Eduardo Marino López, Laura Valtierra León, Carlos Rafael Reyes

Iniesta, Antonio Franck Cabrera, Christian Lippert Helguera y Juan Pablo Cervantes Sánchez-Navarro, a fin de que: a) celebren el convenio de fusión en los términos aquí acordados con Industrias Alimenticias y Florida 7, b) comparezcan ante el Notario Público de su elección a formalizar toda o parte del acta de esta Asamblea; c) para que por sí o por medio de las personas que designen, inscriban el testimonio notarial correspondiente en el Registro Público de Comercio; d) para que expidan las certificaciones de esta acta o de cualquiera de sus partes que fueren necesarias; y e) realicen las publicaciones que se requieran y cualquier otro acto para ejecutar y dar pleno efecto a las resoluciones de esta Asamblea."

No habiendo otro asunto que tratar, se dio lectura al acta de la Asamblea y se sometió a la consideración de los accionistas, misma que éstos aprobaron por unanimidad en los presentes términos, dándose por concluida la Asamblea a las 10:15 horas del 24 de enero de 2002.

Se anexan al expediente de esta acta: a) Lista de Asistencia; b) Copia de las Convocatoria a la Asamblea General Extraordinaria de Accionistas de Jugos del Valle y c) Balance de Jugos del Valle al 31 de diciembre de 2001.

Se hace constar que, desde el inicio hasta la terminación de la Asamblea, estuvieron presentes los accionistas y los representantes de los mismos.

Firman la presente el Presidente y el Secretario para todos los efectos a que haya lugar.

Laura Valtierra León Presidente.	Lic. Christian Lippert H Secretario.

C:\NrPortbl\1-NY\PEDE6898\1418261_1.DOC

JUGOS DEL VALLE S.A. DE C.V.
GENERAL ORDINARY MEETING OF SHAREHOLDERS
MAY 18, 2001

The General Ordinary Shareholders' Meeting was held in Municipio de Tepotzotlán, Edo de México, legal address of Jugos del Valle S.A. de C.V. at 10:00 am on Friday, May 27, 2001 in the Ing. Manuel Albarrán Macouzet Auditorium located at Av. Insurgentes # 30, Barrio de Texcacoa, Municipio de Tepotzotlán, Edo de México. The shareholders and proxy holders mentioned in the attendance list were present in order to celebrate a General Ordinary Meeting of Shareholders of the Company. This list was signed by the examiners and is attached to these Minutes as Annex "1". These shareholders were convened by announcements made in the "El Financiero" and "El Economista" newspapers of May 3, 2001. Copy of these announcements are attached to these Minutes as Annex "2", in accordance with the social statutes and Article 186 of the Ley General de Sociedades Mercantiles.

This meeting was also attended by Mr. Patricio Montiel Flores, as Proprietary Commissar of this society, and Mr. Eduardo Marino López, Member of the Board, and Antonio Franck Cabrera, Secretary of the Board of Directors as guests.

By unanimous decision, the meeting was presided by Mr. Christian Lippert Helguera; Mr. Antonio Franck Cabrera acted as Secretary, as he holds this position in the Board of Directors.

By unanimous decision, Mr. Mario Mercado Vargas was designated Examiner and, after reviewing the legal documents that certify the shareholders, proxies, the shareholders' register issued by S.D.Indeval, S.A. de C.V., financial entity, and the admission cards held by the shareholders, he then prepared the attendance list. The original attendance list of this shareholders' meeting is attached to these Minutes as Annex "1", it vouches for the representation during the meeting of 30,010,212 (thirty million, ten thousand, two hundred and twelve) shares of the total ordinary 58,092,008 (fifty eight million, ninety two thousand eight) number of shares with voting rights into which the Company's capital stock is divided and that are in circulation at the date of this meeting and represent 51.6% (fifty one point six percent) of the Company's capital.

Based on the results of the examination and in accordance with the stipulations of the society's social statutes, the President declared the General Ordinary Meeting of Shareholders legally initiated and the resolutions taken by the members of this meeting shall be validated, he then proceeded to call the Order of the Day, which is transcribed in this notice of meeting.

The President asked the Secretary to read the following Order of the Day.

ORDER OF THE DAY

I. Discussion and approval of the Board of Directors' Report in accordance with Article 172 of the Ley General de Sociedades Mercantiles, in relation to the Company's operations during the fiscal year beginning January 1 to December 31, 2000, taking into account the Commissar's report on the Items mentioned in accordance with Article 166 of the aforementioned law. Resolutions.
II. Discussion and approval of the application of the fiscal year's results from January 1 to December 31, 2000. Resolutions.
III. Designation and ratification, if it is the case, of the members of the Board of Directors, Secretary and Commissar of the Company, and the determination of their respective remunerations. Resolutions.
IV. Designation of delegates who will see to the compliance and formalization of the resolutions taken in this meeting, if it is the case.

By unanimous decision, the Meeting approved the President's statements as well as the Items contained in the Order of the Day, and proceeded with said Order of the Day.

I. Discussion and approval of the Board of Directors' Report in accordance with Article 172 of the Ley General de Sociedades Mercantiles, in relation to the Company's operations during the fiscal year beginning January 1 to December 31, 2000, taking into account the Commissar's report on the Items mentioned in accordance with Article 166 of the aforementioned law.

In reference to the first Item of the Order of the Day, the President read the Board of Directors' Report in accordance with Article 172 of the Ley General de Sociedades Mercantiles in relation to the Company's operations during the fiscal year from January 1 to December 31, 2000, the copy is attached as Annex "3".

Next, the Company's Commissar gave his judgment in respect to the veracity, sufficiency, and reasonability of the information presented by the Board of Directors through its President under the terms of Fraction IV of Article 166 of the aforementioned law, the copy is attached as Annex "4". The shareholders received the Board of Directors' Report, the Company's and its subsidiaries financial statements for the fiscal year that ended on December 31, 2000, and the Commissar's report.

After these reports were presented and all questions answered, by unanimous decision, the meeting took the following resolutions.

RESOLUTIONS

FIRST. The report rendered by the Board of Directors was presented and approved in accordance with Articles 172 and 173 of the Ley General de Sociedades Mercantiles in reference to the operations carried out by the Company and its Subsidiaries during the fiscal year ending on December 31, 2000, which contain the explanatory report of the principal financial policies and criteria followed for preparing the Company's and its subsidiaries financial information. This information was presented to the shareholders.

SECOND. A copy of the aforementioned documents is to be attached to the file of the Minutes of this meeting.

THIRD. The judgment rendered by the Commissar of the Company was presented and approved in accordance with Fraction IV of Article 166 of the Ley General de Sociedades Mercantiles in respect to the veracity, sufficiency, and reasonability of the information presented by the Board of Directors. This report was presented to the shareholders.

FOURTH. A copy of the aforementioned documents is to be attached to the file of the Minutes of this meeting.

FIFTH. Each and every one of the actions taken by the Company during the fiscal year beginning January 1 to December 31, 2000 were approved. Each and every one of the actions taken by the Board of Directors and the Company's Directives during this same fiscal year were approved and ratified.

SIXTH. The members present at the meeting acknowledged their appreciation to each one of the members of the Board of Directors and the Company's Directives for the excellent work they performed during this time.

II. Discussion and approval of the application of the fiscal year's results from January 1 to December 31, 2000. Resolutions.

In reference to Item II of the Order of the Day, the President presented to the meeting the information of the Company's net profit obtained during the fiscal year from January 1 to December 31, 2000 as shown in the corresponding earning statements and which form part of the financial statements audited by the Company and approved by this meeting in the aforementioned resolution on Item 1, in the amount of $378,875,000.00 (Three hundred and seventy eight million, eight hundred and seventy five thousand Mexican pesos), and he proposed that this amount be accounted in the profits of the Company's previous fiscal years.

RESOLUTIONS

SEVENTH. The net profit obtained by the Company during the fiscal year ending December 31, 2000, as shown in the corresponding earning statements of the financial statements audited by the Company, approved by this meeting in Item 1 in the amount of $378,875,000.00 (Three hundred and seventy eight million, eight hundred and seventy five thousand Mexican pesos), and he proposed that this amount be accounted in the profits of the Company's previous fiscal years. There is no need to increase the Legal Reserve due to the fact that this complies with what is established in the Ley General de Sociedades Mercantiles.

III. Designation and ratification, if it is the case, of the members of the Board of Directors, Secretary and Commissar of the Company, and the determination of their respective remunerations. Resolutions.

In reference to this Item of the Order of the Day, the President mentioned he had received a proposition in respect to the integration of the Board of Directors, the Secretary, and Commissar of the Company.

Once the shareholders deliberated in respect to the integration of the members, by unanimous vote, the following resolutions were adopted.

RESOLUTIONS

EIGHTH. All measures and actions taken by the Board of Directors, its Secretary and Undersecretary and Commissar of the Company in the legal performance of their obligations were approved and ratified, and it acknowledged its appreciation for services rendered by every Board member up to this date, liberating them from any responsibility derived from their participation as members of the Board of Directors, Secretary, Undersecretary, and Commissar of the Company during their tenure and to this date.

NINTH. Mr. Ettore Biagioni, Spokesman, Javier Bañón, Substitute Spokesman, and Victor Manuel Galván Martínez, Undersecretary, presented their resignations from the Board of Directors; these resignations were accepted. Mr. José Arturo Arnold, Sergio Montalvo Zaltzman, and Christian Lippert Helguera were designated to respectively occupy these positions in the Board of Directors.

TENTH. The following persons are ratified as proprietary members of the Board of Directors of Jugos del Valle.

PROPRIETARY MEMBER	POSITION
Manuel Albarrán Macouzet	Chairman
Roberto Albarrán Campillo	Spokesman
Manuel Albarrán Campillo	Spokesman
Ricardo Albarrán Campillo	Spokesman
Eduardo Marino López	Treasurer
Roberto Arturo Pradilla Rodríguez	Spokesman
Antonio Franck Cabrera	Secretary
José Arturo Arnold Ochoa	Spokesman
Jesús Cevallos Gómez	Spokesman
Horacio J. McCoy Martínez	Spokesman
Alexis Darío Falquier Warner	Spokesman
SUBSTITUTES	
Christian Lippert Helguera	Undersecretary
Orlando Ruonova de la Torre	
Mario Mercado Vargas	
Sergio Montalvo Zaltzman	

ELEVENTH. The following persons were ratified as Commissars.

PROPRIETARY MEMBER	SUBSTITUTE
Patricio Montiel Flores	Javier Barroso Degollado

The President stated it was necessary to determine the remuneration to be paid to the members of the Board of Directors, Proprietary and Substitute Commissar, the Secretary and Undersecretary of the Board for each session they attend, be it a Board meeting or any committee meeting of the Company's Board of Directors that is in operation. He proposed that the members receive remuneration in the amount equivalent to one "Centenario" (one hundred peso gold coin) for each session they attend after having received a notification.

Once the members of the Board deliberated upon the aforementioned remunerations, by unanimous vote, they adopted the following resolution.

RESOLUTIONS

TWELFTH. They accepted the resolution for the remuneration to be paid to the members of the Board of Directors, Proprietary and Substitute Commissar, the Secretary and Undersecretary of the Board for each session they attend, be it a Board meeting or any committee meeting of the Company's Board of Directors that is in operation will receive remuneration in the amount equivalent to one "Centenario" (one hundred peso gold coin) for each session they attend after being notified. From the aforementioned amount, the corresponding applicable taxes shall be retained. These fees will be applied to the Company's General Expenses account.

IV. Designation of delegates who will see to the compliance and formalization of the resolutions taken in this meeting, if it is the case.

In reference to the last Item of the Order of the Day, the President stated it was necessary to designate Delegates from the members present at this meeting to see to the compliance and formalization of the resolutions taken in this meeting.

Once the shareholders deliberated, by unanimous vote, the following resolutions were adopted.

RESOLUTIONS

THIRTEENTH. Authorization is granted to Mr. Roberto Albarrán Campillo, Eduardo Marino López, Victor Manuel Galván Martínez, Antonio Franck Cabrera, and Christian Lippert Helguera so that any one of them, personally or by person or persons determined by them, shall undertake the necessary proceedings or transactions before the corresponding authorities in order to comply with the resolutions taken by this General Ordinary Meeting of Shareholders. These same persons are also designated as Delegates of this meeting, as representatives of the Company, who can indistinctly go to a Public Notary of their own election to partially or totally formalize these Minutes of the meeting, if they consider it to be necessary or convenient.

It is stated for the record that all the shareholders or their representatives included in the attendance list were present at this meeting from beginning to end.

Having no other business to attend to, these Minutes were read and approved by all those present and authorization granted for the signing of said Minutes by the President, the Secretary of the meeting and the Commissar, and at 11:00 am on this date, the meeting is officially closed.

Christian Lippert Helguera.
President

Antonio Franck Cabrera
Secretary

C.P. Patricio Montiel Flores
Commissar

JUGOS DEL VALLE S.A. DE C.V.
GENERAL ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS
MAY 18, 2000

he General Ordinary Shareholders' Meeting was held in Municipio de Tepotzotlán, Edo de México, legal address of Jugos del Valle S.A. de C.V. (the Company) at 9:00 am on Thursday, May 18, 2000 in the Ing. Manuel Albarrán Macouzet Auditorium located at Av. Insurgentes # 30, Barrio de Texcacoa, Municipio de Tepotzotlán, Edo de México. The shareholders and proxy holders mentioned in the attendance list were present in order to celebrate a General Ordinary and Extraordinary Meeting of Shareholders of the Company. This list was signed by the examiners and is attached to these Minutes as Annex "1". These shareholders were convened by announcements made in the "El Financiero" and "El Economista" newspapers of May 4, 2000. Copy of these announcements are attached to these Minutes as Annex "2", in accordance with the social statutes and Article 186 of the Ley General de Sociedades Mercantiles.

This meeting was also attended by Mr. Patricio Montiel Flores, as Proprietary Commissar of this Company, and Mr. Eduardo Marino López, Treasurer of the Board of Directors and Vice President of Finances, Victor Manuel Galván Martínez, Undersecretary of the Board of Directors, and Rafael Tapia Romero as guests.

By unanimous decision, the meeting was presided by Mr Eduardo Marino López; Mr. Victor Manuel Galván Martínez acted as Secretary.

By unanimous decision, Mr. Rafael Tapia Romero was designated Examiner and, after reviewing the legal documents that certify the shareholders, proxies, the shareholders' register issued by S.D.Indeval, S.A. de C.V., financial entity, and the admission cards held by the shareholders, he then prepared the attendance list. The original attendance list of this shareholders' meeting is attached to these Minutes as Annex "1", it vouches for the representation during both meetings of 48,383,839 (forty eight million, three hundred and eighty three thousand, eight hundred and thirty nine) shares of the total ordinary 58,160,709 (fifty eight million, one hundred and sixty thousand seven hundred and nine) number of shares with voting rights into which the Company's capital stock is divided and that are in circulation at the date of these meetings and represent 83.19% (eighty three point nineteen percent) of the Company's capital.

ORDER OF THE DAY

I. Board of Directors' Report which includes the Company's and its subsidiaries financial statements during the fiscal year ending December 31, 1999, in accordance with Article 172 of the Ley General de Sociedades Mercantiles, taking into account the Commissar's report. Resolutions.

II. Agreement in respect to the application of the Company's fiscal year's results ending December 31, 1999. Resolutions.

III. Designation and ratification, if it is the case, of the members of the Board of Directors, Secretary, Undersecretary, and Commissars. Resolutions.

IV. Designation of the remunerations for the members of the Board of Directors, Commissar, Secretary, and Undersecretary. Resolutions.

V. Designation of delegates who will see to the compliance and formalization of the resolutions taken in the General Ordinary Meeting.

ORDER OF THE DAY FOR THE GENERAL EXTRAORDINARY MEETING

I. Proposal for modifying the Social Statutes in order to adapt these to the Código de Mejores Prácticas Corporativas (Code for Better Corporate Practices). Resolutions.

II. Designation of delegates who will see to the compliance and formalization of the resolutions taken in the General Extraordinary Meeting.

By unanimous decision, the Meeting approved the President's statements as well as the Items contained in the Order of the Day, and proceeded with said Order of the Day.

I. Board of Directors' Report which includes the Company's and its subsidiaries financial statements during the fiscal year ending December 31, 1999, in accordance with Article 172 of the Ley General de Sociedades Mercantiles, taking into account the Commissar's report. Resolutions.

In reference to Item I of the Order of the Day, the President read the Board of Directors' Report in accordance with Article 172 of the Ley General de Sociedades Mercantiles in relation to the Company's operations during the fiscal year from January 1 to December 31, 1999, the copy is attached as Annex "3".

Next, the Company's Commissar gave his judgment in respect to the veracity, sufficiency, and reasonability of the information presented by the Board of Directors through its President under the terms of Fraction IV of Article 166 of the aforementioned law, the copy is attached as Annex "4". The shareholders received the Board of Directors' Report, the Company's and its subsidiaries financial statements for the fiscal year that ended on December 31, 1999, and the Commissar's report.

After these reports were presented and all questions answered, by unanimous decision, the meeting took the following resolutions.

RESOLUTIONS

FIRST. The report rendered by the Board of Directors was presented and approved in accordance with Articles 172 and 173 of the Ley General de Sociedades Mercantiles in reference to the operations carried out by the Company and its Subsidiaries during the fiscal year ending on December 31, 1999, which contain the explanatory report of the principal financial policies and criteria followed for preparing the Company's and its subsidiaries financial information. This information was presented to the shareholders.

SECOND. A copy of the aforementioned documents is to be attached to the file of the Minutes of this meeting.

THIRD. The judgment rendered by the Commissar of the Company was presented and approved in accordance with Fraction IV of Article 166 of the Ley General de Sociedades Mercantiles in respect to the veracity, sufficiency, and reasonability of the information presented by the Board of Directors. This report was presented to the shareholders.

FOURTH. A copy of the aforementioned documents is to be attached to the file of the Minutes of this meeting.

FIFTH. Each and every one of the actions taken by the Company during the fiscal year beginning January 1 to December 31, 1999 were approved. Each and every one of the actions taken by the Board of Directors and the Company's Directives during this same fiscal year were approved and ratified.

SIXTH. The members present at the meeting acknowledged their appreciation to each one of the members of the Board of Directors and the Company's Directives for the excellent work they performed during this time.

II. Agreement in respect to the application of the Company's fiscal year's results ending December 31, 1999. Resolutions.

In reference to Item II of the Order of the Day, the President presented to the meeting the information of the Company's net liabilities obtained during the fiscal year from January 1 to December 31, 1999 as shown in the corresponding Earning Statements and which form part of the Financial Statements audited by the Company and approved by this meeting in the aforementioned resolution on Item I, in the amount of $69,634,000.00 (sixty nine million, six hundred and thirty four thousand Mexican pesos), and he proposed that this amount be accounted in the Company's accumulated statement of results.

RESOLUTIONS

SEVENTH. The net liabilities presented by the Company during the fiscal year ending December 31, 1999, as shown in the corresponding earning statements of the financial statements audited by the Company, approved by this meeting in Item 1 in the amount of $69,634,000.00 (sixty nine million, six hundred and thirty four

thousand Mexican pesos), and he proposed that this amount be accounted in the Company's accumulated statement of results.

EIGHTH. In view of the fact that the Company had net liabilities mentioned in the SEVENTH Resolution, there is no need to separate any amount to constitute a legal reserve, in accordance with what is stated in Article 20 of the Ley General de Sociedades Mercantiles.

III. Designation and ratification, if it is the case, of the members of the Board of Directors, Secretary, Undersecretary, and Commissars. Resolutions.

In reference to Item III. of the Order of the Day of the General Ordinary Meeting, the President mentioned he had received a proposition in respect to the integration of the Board of Directors, the naming of the Secretary, Undersecretary, and Commissars of the Company.

Once the shareholders deliberated in respect to the naming of the persons that will integrate the Board of Directors and will be Secretary, Undersecretary, and Commissars of the Company, by unanimous vote, the following resolutions were adopted.

RESOLUTIONS

NINTH. All measures and actions taken by the Board of Directors, its Secretary and Undersecretary and Commissar of the Company in the legal performance of their obligations were approved and ratified, and it acknowledged its appreciation for services rendered by every Board member up to this date, liberating them from any responsibility derived from their participation as members of the Board of Directors, Secretary, Undersecretary, and Commissars of the Company during their tenure and to this date.

TENTH. The following persons are ratified as proprietary members of the Board of Directors of Jugos del Valle.

PROPRIETARY MEMBER	POSITION
Manuel Albarrán Macouzet	Chairman
Roberto Albarrán Campillo	Spokesman
Manuel Albarrán Campillo	Spokesman
Ricardo Albarrán Campillo	Spokesman
Eduardo Marino López	Treasurer
Roberto Arturo Pradilla Rodríguez	Spokesman
Antonio Franck Cabrera	Secretary
Ettore Biagioni	Spokesman
Jesús Cevallos Gómez	Spokesman
Horacio J. McCoy Martínez	Spokesman
Alexis Darío Falquier Warner	Spokesman
SUBSTITUTES	
Víctor Manuel Galván Martínez	Undersecretary
Orlando Ruonova de la Torre	
Mario Mercado Vargas	
Javier Bañón	

ELEVENTH. It is decided that Mr. Javier Bañón, as Substitute, can only substitute for Mr. Ettore Biagioni during his absences.

TWELFTH. The following persons were ratified as Commissars.

PROPRIETARY MEMBER	SUBSTITUTE
Patricio Montiel Flores	Javier Barroso Degollado

IV. Designation of the remunerations for the members of the Board of Directors, Commissars, Secretary, and Undersecretary. Resolutions.

In reference to Item IV. of the Order of the Day of the General Ordinary Meeting, the President stated it was necessary to determine the remuneration to be paid to the members of the Board of Directors, Proprietary and Substitute Commissar, the Secretary and Undersecretary of the Board for each session they attend, be it a Board meeting or any committee meeting of the Company's Board of Directors that is in operation. He proposed that the members receive remuneration in the amount equivalent to one "Centenario" (one hundred peso gold coin) for each session they attend after having received a notification.

Once the members of the Board deliberated upon the aforementioned remunerations, by unanimous vote, they adopted the following resolution.

RESOLUTIONS

THIRTEENTH. They accepted the resolution for the remuneration to be paid to the members of the Board of Directors, Proprietary and Substitute Commissar, the Secretary and Undersecretary of the Board for each session they attend, be it a Board meeting or any committee meeting of the Company's Board of Directors that is in operation will receive remuneration in the amount equivalent to one "Centenario" (one hundred peso gold coin) for each session they attend after being notified. From the aforementioned amount, the corresponding applicable taxes shall be retained. These fees will be applied to the Company's General Expenses account.

V. Designation of delegates who will see to the compliance and formalization of the resolutions taken in this meeting, if it is the case.

In reference to the last Item of the Order of the Day of the General Ordinary Meeting, the President stated it was necessary to designate Delegates from the members present at this meeting to see to the compliance and formalization of the resolutions taken in this meeting.

Once the shareholders deliberated, by unanimous vote, the following resolutions were adopted.

RESOLUTIONS

FOURTEENTH. Authorization is granted to Mr. Roberto Albarrán Campillo, Eduardo Marino López, Victor Manuel Galván Martínez, Antonio Franck Cabrera, Christian Lippert Helguera, and Juan Manuel Rincón Cortés so that any one of them, personally or by person or persons determined by them, shall undertake the necessary proceedings or transactions before the corresponding authorities in order to comply with the resolutions taken by this General Ordinary Meeting of Shareholders. These same persons are also designated as Delegates of this meeting, as representatives of the Company, who can indistinctly go to a Public Notary of their own election to partially or totally formalize these Minutes of the meeting, if they consider it to be necessary or convenient.

It is stated for the record that all the shareholders or their representatives included in the attendance list were present at this meeting from beginning to end.

The proceedings continued with the last Item of the Order of the Day, corresponding to the General Extraordinary Meeting of Shareholders:

I. Proposal for modifying the Social Statutes in order to adapt these to the Código de Mejores Prácticas Corporativas (Code for Better Corporate Practices). Resolutions.

In reference to Item I. of the Order of the Day, the President informed the meeting of the need to modify the current Social Statutes of the Company to adapt them to the Code for Better Corporate Practices , as is the case of Jugos del Valle S.A. de C.V.

The President asked the Secretary to read the project for modifying the Social Statutes, explaining the changes in order to adapt them to the Code for Better Corporate Practices; a copy of this project is attached to these Minutes as Annex "6".

Once the Secretary concluded this reading and the pertinent questions were answered, by unanimous vote, the members of this meeting adopted the following resolution.

RESOLUTION

FIRST. The members of the Board agreed to the proposed changes in the Social Statutes of the Company in order to adapt them to the Code for Better Corporate Practices elaborated by the Consejo Coordinador Empresarial, A.C., in order to comply with Circular 11-11 Bis 8, emitted by the Comisión Nacional Bancaria y de Valores. These modifications are included in these Minutes as Annex "6".

II. Designation of delegates who will see to the compliance and formalization of the resolutions taken in the General Extraordinary Meeting.

In reference to the last Item of the Order of the Day, the President stated it was necessary to designate Delegates from the members present at this meeting to see to the compliance and formalization of the resolutions taken in this meeting.

Once the shareholders deliberated, by unanimous vote, the following resolutions were adopted.

RESOLUTIONS

SECOND. Authorization is granted to Mr. Roberto Albarrán Campillo, Eduardo Marino López, Victor Manuel Galván Martínez, Antonio Franck Cabrera, Christian Lippert Helguera, and Juan Manuel Rincón Cortés so that any one of them, personally or by person or persons determined by them, shall undertake the necessary proceedings or transactions before the corresponding authorities in order to comply with the resolutions taken by this General Ordinary Meeting of Shareholders. These same persons are also designated as Delegates of this meeting, as representatives of the Company, who can indistinctly go to a Public Notary of their own election to partially or totally formalize these Minutes of the meeting, if they consider it to be necessary or convenient.

It is stated for the record that all the shareholders or their representatives included in the attendance list were present at this meeting from beginning to end.

Having no other business to attend to, these Minutes were read and approved by all those present and authorization granted for the signing of said Minutes by the President, the Secretary of the meeting and the Commissar, and at 11:00 am on this date, the meeting is officially closed.

Eduardo Marino López .
President

Víctor Manuel Galván Martínez
Secretary

C.P. Patricio Montiel Flores
Commissar

ATTENDANCE LIST OF THE GENERAL ORDINARY AND EXTRAORDINARY MEETING OF SHARESHOLDERS OF JUGOS DEL VALLE S.A. DE C.V.
CELEBRATED ON MAY 18, 2000

SHAREHOLDERS	NUMBER OF SHARES	SIGNATURE
MANUEL ALBARRAN MACOUZET R.F.C. RAMM241123-LVO Represented by Mr. José Hernández Trejo Mr. Hugo Sotomayor Mendoza	9'250,515	______________
HOLDINMEX, S.A. DE C.V. R.F.C. HOL-740122-DC2 Represented by Mr. Rafael Tapia Romero	16'464,049	______________
CASA DE BOLSA BITAL, S.A. DE C.V. R.F.C. CBB-950125-135 Represented by Mr. Mauro R. Zepeda Maulcon	7,000	______________
BANCOMER, S.A. R.F.C. BAN-830831-H69 Represented by Mr. Carlos A. Sámano C.	6'615,370	______________
OPERADORA DE BOLSA SERFIN, S.A. DE C.V. R.F.C. HOL-740122-DC2 Represented by Miss Ivonne Delgadillo Alvarez	16'053,905	______________
TOTAL	48'390,839	

The examination shows and certifies that there are present and represented 48'383,839 shares of the total of 58'160,709 shares that to date integrate the capital stock of the Company, and I ratify that these persons were present from beginning to end of the proceedings.

Examiner

Mr. Rafael Tapia Romero

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V.
Fecha de Recepcion en BMV : Dec 3 2001 3:48PM
prefijo: eventore
Clave Cotizacion: VALLE </cgi-bin/graficas.cgi?tipo=2&pizarra=VALLE&adl=Acciones>
Lugar: MEXICO, D.F.
Fecha: December 3, 2001
Razon Social: JUGOS DEL VALLE, S.A. DE C.V.
Asunto: NOTICE OF MEETING GENERAL EXTRAORDINARY MEETING OF SHAREHOLDERS

Relevant Event: NOTICE OF MEETING GENERAL EXTRAORDINARY MEETING OF SHAREHOLDERS OF JUGOS DEL VALLE S.A. DE C.V. and based on what is stated in Articles 23 and 24, and others applicable in the present Social Statutes of Jugos del Valle S.A. de C.V., and Article 182 and others applicable of the Ley General de Sociedades Mercantiles, we summon the stockholders of said society to the General Extraordinary Meeting of Shareholders to be held on December 19, 2001 at 10:00 a.m. in the Ing. Manuel Albarrán Macouzet Auditorium, located at Av. Insurgentes # 30, Barrio de Texcacoa, Municipio de Tepotzotlán, Edo. de México, to attend the business of the following order of the day: I. Proposal for the merger of the subsidiaries Industrias Alimenticias de Zacatecas S.A. de C.V. and/or Florida7, S.A. de C.V. as merged societies, with Jugos del Valle S.A. de C.V. Accepted resolutions. II. Designation of delegates to comply with the resolutions taken at this meeting, and to formalize them. Accepted resolutions. In order for the shareholders to have the right to attend the meeting, they are required to present at the societies main offices, located at Avenida Ejército Nacional # 904. 9th floor, Col. Palmas Polanco, Delegación Miguel Hidalgo, CP. 11560, México, D.F. on December 17, 2001 at 1:00 p.m. at the latest, the titles of their shares or a registration of said shares in financial entities of domestic or foreign banking institutions or S.D. Indeval S.A. de C.V. Against the presentation of the aforementioned documents, the shareholders legally registered in the Company's register book will receive their legal ownership cards which should be presented at the beginning of the meeting. The shareholders can attend this meeting personally or represented by a power of attorney. It is the obligation of the Stock Exchange Houses to present a list containing the names, addresses, nationality, and number of shares of the shareholder/s they represent. Tepotzotlán, Edo. de México, December 3, 2001. Antonio Franck Cabrera, Secretary of the Board of Directors, Jugos del Valle S.A. de C.V.

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V.
Error! Unknown switch argument.
Fecha de Recepcion en BMV :
Prefijo: EVENTORE
Clave Cotización: VALLE
Fecha: 15/11/2001
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

As of today, de B Share of Valle has achieved a growth of approximately 17.33%, having reached the price of $8.80

However, we inform the investors that there is no relevant information outside of that mentioned yesterday, and that we once again comment on.

As has happened on other occasions, the majority shareholders of Jugos del Valle S.A. de C.V. have sustained conversations with investors that are interested in buying a substantial portion of this Company's shares. These interested investors include Pepsi. However, to this date, no agreement whatsoever has been reached. In reference to the aforementioned, the majority shareholders and this society, based on the applicable laws, will inform of any relevant information through the usual standards.

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V.

Fecha de Recepcion en BMV : Nov 15 2001 2:37PM
prefijo: eventore
Clave Cotizacion: VALLE </cgi-bin/graficas.cgi?tipo=2&pizarra=VALLE&adl=Acciones>
Lugar: MEXICO, D.F.
Fecha: November 15, 2001
Razon Social: JUGOS DEL VALLE S.A. DE C.V.
Asunto: RELEVANT EVENT

Relevant Event: In respect to the movements of the Company's shares, and as the public was informed yesterday, we confirm that this Company is sustaining conversations with Pepsi in relation to its interest in acquiring a substantial portion of the representative shares of the equity of this society, at this moment both Companies have not reached any definite agreement and there is no certainty of any operation of this kind. However, in case the aforementioned Companies reach a definite agreement, it will be made public knowledge in accordance with the applicable standards.

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V. Fecha de Recepcion en BMV : Nov 14 2001 5:35PM
prefijo: eventore
Clave Cotizacion: VALLE </cgi-bin/graficas.cgi?tipo=2&pizarra=VALLE&adl=Acciones>
Lugar: MEXICO, D.F.
Fecha: November 14, 2001
Razon Social: JUGOS DEL VALLE, S.A. DE C.V.
Asunto: RELEVANT EVENT

Relevant Event: We inform the shareholders that the majority shareholders of Jugos del Valle S.A. de C.V. have sustained conversations with investors that are interested in buying a substantial portion of this Company's shares. These interested investors include Pepsi. However, to this date, no agreement whatsoever has been reached. In reference to the aforementioned, the majority shareholders and this society, based on the applicable laws, will inform of any relevant information through the usual standards.

Infosel about **JUGOS DEL VALLE, S.A. DE C.V.**
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Fecha de Recepcion en BMV :
Clave Cotización: VALLE
Fecha: 08/10/01
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

(VALLE) BARRILITOS WILL DUPLICATE PRODUCTION CAPACITY IN 2002
Monday, October 8, 2001, 17:34 h.
Source: InfoSel Financiero

Monterrey, October 8. Barrilitos Bottling Company, a subsidiary of Jugos del Valle (VALLE) expects to duplicate its production capacity during the next year, as well as to incorporate new distribution routes to have more active participation in the market. This was stated by Roberto Albarrán, Executive President of Jugos del Valle.

Mr. Albarrán stated that they will invest US$30 million during the next five years. This investment is to be made in Jugos del Valle Mexico to increase capacity and productive efficiency, as well as the projects in foreign countries. A part of this investment will be for developing Barrilitos, where they expect to obtain sales of US$50 million during this year.

"Barrilitos has been an extraordinary business and has maintained its growth of almost 40% this year, particularly in Monterrey, Nuevo León. A part of this growth is due to the exports to the United States, which are made from Monterrey."

A couple of years ago, Jugos del Valle entered the soft drink market, when it bought the Barrilitos Company, whose headquarters are established in Monterrey.

"The Company had experienced a constant decline and, for the last two years, it has inverted this process. " He also stated, "The Company has duplicated its sales since we bought it."

He explained that a part of this is due to the great acceptance in the local market as well as a healthy manufacturing structure and service, which has given this brand an important uplift in the domestic market and the Hispanic markets of the United States.

México, D.F., September 13, 2001.

COMMERCIAL EUROPAPER PROGRAM

The Mexican Company, Jugos del Valle, leader in the production and commercialization of juices, nectars, orangeades, and non-alcoholic fruit drinks, on this date has successfully concluded the placement of its first series of commercial paper in the international markets.

The Commercial Europaper Program in the amount of US$50 million was established through the Latin World Securities, Inc.

Jugos del Valle inaugurated its new program issuing the first series in the amount of US$16 million, which was oversubscribed by investors, mainly of Latin American countries.

Through the access to international financing markets, Jugos del Valle seeks to solidify and diversify its finances in order to continue expanding the international operations in the production and export of its products to the United States and Latin American countries, in addition to consolidating the important distribution network in Mexico as well as integrate the recently acquired businesses as Barrilitos and Florida7.

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V.
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Fecha de Recepcion en BMV : Jun 25 2001 6:07PM
Prefijo: EVENTORE
Clave Cotización: VALLE
Fecha: 25/6/2001
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

Relevant Events: Jugos del Valle S.A. de C.V. and some of its subsidiaries were sued by Hac Investments Ltd. in the Courts of the State of New York, USA in conjunction with other societies and shareholders of the society. Said lawsuit pretended that Jugos del Valle, some subsidiaries, other societies, and some members of the Albarrán family buy representative shares of the equity of Jugos del Valle as a consequence of the exercise of an alleged sale of shares. Recently, Jugos del Valle, its sued subsidiaries, and some members of the Albarrán family celebrated different understandings in which they reached an agreement with the plaintiff to definitively resolve their differences. The plaintiff desisted action giving Jugos del Valle, its subsidiaries, and shareholders a complete liberation of any legal responsibility derived of this relationship. As a result of the aforementioned, members of the Albarrán family acquired from HAC. Investments Ltd. and BT Pacific the aforementioned shares.

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V.
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Fecha de Recepcion en BMV :
Prefijo: EVENTORE
Clave Cotización: VALLE
Fecha: Mayo 2001
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: RELEVANT EVENT

Clave Cotización : Jugos del Valle.
Asunto: Yearly Information 2000

In virtue to not having reached the established quorum stated in the Social Statutes of the Society in order to hold a General Extraordinary Meeting of Shareholders programmed for April 27, 2001 which was convoked in "El Financiero" newspaper on April 10, 2001, based on what is stated in Article 25 and others applicable of the standing Social Statutes of Jugos del Valle S.A. de C.V., in Article 181 and others applicable of the Ley General de Sociedades Mercantiles, we give notice in second instance to the stockholders of said society to attend the General Annual Ordinary Meeting of Shareholders to be held on May 18, 2001 at 10:00 am in the Ing. Manuel Albarrán Macouzet Auditorium located at Av. Insurgentes # 30, Barrio de Texcacoa, Municipio de Tepotzotlán, Edo. de México.

Due to this fact, Jugos del Valle S.A. de C.V. cannot present the information relative to the year 2000 in the term established in Bulletin 11-33. This information will be presented on the day after the aforementioned meeting has taken place.

Notice to investors JUGOS DEL VALLE, S.A. DE C.V.
Error! Unknown switch argument.
Fecha de Recepcion en BMV :
Clave Cotización: VALLE
Fecha: February 2001
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

JUGOS DEL VALLE CONTINUES WITH ITS EXPANSION PLAN

Jugos del Valle has foreseen entering the market in Argentina next February, and to this effect it hopes to conclude this month a joint-venture with SanCor, the major producer and exporter of lacteous products of that country. For approximately the last year, we have been having conversations with the directives of this Argentinean Company and, at this moment, the last details for the operations are being ultimated.

In relation to the details of the Argentinean market of juices and drinks (including powders for the elaboration of juices), this reaches US$300 million.

In respect to the elaboration of juices and ready to drink beverages only, the gaucho market represents approximately US$80 million, of which, they expect to reach a 20% market quota in a medium term range.

SanCor is a very important milk producing cooperative in Argentina that has various lines of businesses related to lacteous products; since approximately a year ago, Jugos del Valle has been trying to establish a joint-venture with SanCor. They have even implemented some marketing polls with the public.

The closing of these negotiations has been detained due to the problems that country was having. However, now there is a more relaxed environment with the support of FMI and other organisms, so it is expected that this operation will close next month at the latest; this investment will be in the approximate amount of US$300 to $400 thousand dollars.

In relation to the investment proposal, as well as the plans and goals of Jugos del Valle for this year, the Company has foreseen to make an investment of US$5 million, which includes the operation in Argentina.

Sales are estimated to have a consolidated growth of 15% in relation to those of 2000. Another of Jugos del Valle's goals is to consolidate the acquisition operations that have been undertaken in the last few years, this includes Florida7 (US$17 million were invested) as well as the Barrilitos Soft Drink Company.

During the first quarter of the year, Barrilitos will close its San Luis Potosí plant, with the intention of achieving more efficiency in its operations in Monterrey as well as its plant in Mexico City. Barrilitos invoices approximately US$30 million and they expect to increase their sales 10% to 15% in respect to 2000.

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V.
Error! Unknown switch argument.
Fecha de Recepcion en BMV :
Prefijo: EVENTORE
Clave Cotización: VALLE
Fecha: 24/01/2001
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

In relation to various notes that have been presented in some newspapers, Jugos del Valle S.A. de C.V. wishes to clarify to the investors that it is permanently in conversations with diverse participants of the industry to evaluate the opportunities that permit the Company to strengthen its business in the future. However, at this moment there is no relevant event that merits communication with the investors at this moment.

Infosel about **JUGOS DEL VALLE, S.A. DE C.V.**
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Fecha de Recepcion en BMV :
Clave Cotización: VALLE
Fecha: 19/01/2001
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

(SHCP) SEEKS TO IMPEDE THE RESTITUTION OF IVA TAXES TO COMPANIES

MEXICO, January 19 – Secretaría de Hacienda y Crédito Público (SHCP) will initiate a counter offensive to put a halt to big corporations that have demanded the restitution of Value Added Tax (IVA) with the argument that their products are exempt of the payment of this tax due to the fact that they belong to the food branch.

The Procuraduría Fiscal de la Federación announced this Thursday that the strategy they will follow to achieve this purpose has two branches. One through the Reforma Fiscal Integral that will include clear laws to avoid that the companies resort to the legal inexact points that the present law has, and the second is to convince the judges that the allegations of the companies are not fair and they only seek an economic benefit to which they have no legal right.

The fiscal attorney, Gabriel Reyes Orona, stated that one of the great challenges for the fiscal and the judicial authorities is to try to stop these abuses from recurring.

He argues, "If you were not affected economically, you should not legally ask for something that you did not lose."

Corporations like Jugos del Valle, Cintra, and Comercial Mexicana, and other financial groups have resorted to lodging appeals so that SHCP will return the IVA taxes as well as other taxes like the IEPS (Impuesto Especial sobre Productos y Servicios).

According to SHCP, the restitution of IVA taxes has a very strong impact on public finances, as the foreseen return for this concept add up to approximately $25 000 million Mexican pesos, which could mean that the fiscal deficit for 2000 calculated in 0.9% of PIB, jumps to 1.2%.

Up to now, Jugos del Valle is the only company that has successfully terminated its lawsuit and, with the ruling of the Supreme Court in favor of VALLE against SHCP, VALLE received $895.5 million Mexican pesos of restitution of IEPS and IVA taxes, even though in May of 2000 the Company only expected to receive $644.7 million Mexican pesos plus the corresponding restatements.

He added, "The case of Jugos del Valle sets a precedent, but we believe that we can approach the judicial authorities to make them see and understand our point of view." According to the fiscal attorney, the legal tangle –that already costs SHCP elevated amounts of money and could grow– was originated by the continuous confusing fiscal amendments of the law during recent years that have provoked uncertainty of lines such as the restitution of the IVA tax."

"Due to a legal question and through uncertain procedures, the companies try to take advantage of an economic benefit whose effect they did not feel."

"This fundamentally happens in the matter of IVA, IEPS, and dividends, but those that did not receive an economic impact, do not have the legal right to claim damages that did not exist," said Reyes Orona.

The legal procedures that are in process will be resolved under the present legislation, but SHCP is confident that the judges understand that, behind the judicial allegations of the companies, there underlies a problem of justice.
He concluded "Nobody should legally ask for something that he did not lose."

Source: INFOSEL
Redacción México 5628-7344
Fax: 5628-7349 / 7359

Bloomberg about JUGOS DEL VALLE, S.A. DE C.V.
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Fecha de Recepcion en BMV :
Clave Cotización: VALLE
Fecha: 16/01/01
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

Mexican Court Awards Jugos del Valle $90 Mln, Stock Rises

Mexico City, Jan. 16 (Bloomberg) -- Jugos del Valle SA, Mexico's biggest juice producer, was awarded 896 million pesos ($90 million) in overpaid taxes after the Supreme Court ruled in its favor in a dispute over a value-added tax that began in 1996.

``Our juices and nectars are a product that shouldn't have been paying the value-added tax according to the tax law,'' said Alfredo Huerta, head of investor relations at Jugos del Valle.

Del Valle's shares rose as much as 8.6 percent to 3.8 pesos after the announcement was made, coming off a 52-week low on Jan 10. The stock dropped almost 28 percent last year.

Huerta said the money would be used in part to pay off debt.

The company, based just outside Mexico City in Tepotzotlan, has a market capitalization of about 230 million pesos. Del Valle exports to Brazil, Central America, Puerto Rico and the U.S.

--Carlos Gamez in Mexico City (525) 514-7618 Ext. 225, through the
New York newsroom (212) 318-2300/slb/lm

Story illustration: To graph the recent performance of Jugos del Valle's shares on the Mexican stock market, see
{VALLEB MM <Equity> GP <GO>}.

Company news:
VALLEB MM <Equity> CN

News by Category:
NI MEX
NI LATAM
NI BEV
NI FOD
NI EM
NI BRAZIL

Infosel about **JUGOS DEL VALLE, S.A. DE C.V.**
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Fecha de Recepcion en BMV :
Clave Cotización: VALLE
Fecha: 16/01/01
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

(VALLE) THE FINANCIAL STRUCTURE WILL BE IMPROVED
RESTITUTION OF TAXES

MONTERREY, January 16 – Alfredo Huerta, in charge of relations with investors of the Company, stated that, with the resources of approximately US$90 million that Jugos del Valle (VALLE) received from SHCP for the restitution of taxes, the Company will strive to improve its financial structure by reducing a very important part of its debt.

"In general, the objective for the use of these resources is to improve the Company's financial structure by reducing its debt, although we still do not have an assigned amount," he said.

He also added that another objective will be to restructure this debt in a manner that 70-80% of this debt shall be a long term one, and that another part of these resources will be destined to reduce part of the debt the Company has with its purveyors and, finally, an interesting working capital in order to maintain the dynamics of the domestic, and international markets and taking advantage of the European market.

Huerta indicated that, based on the plan of VALLE to enter the market of Argentina, the investments will be in a range of US$400 thousand dollars, this does not imply such a great expense compared with the US$90 million the Company obtained from the recuperation of taxes.

The directive added, "One of the objectives of this year is to consolidate the business of Jugos del Valle, the acquisition of Barrilitos and Florida 7 as well as practically everything we interpret as direct sales, our distribution network. In other words to consolidate all these businesses in the domestic area."

In the international area, with the dynamics of the Brazilian economy, our business in that country has recuperated and it is the vision of Jugos del Valle to be the leader in the market of juices and nectars of fruit drinks in the Latin American market.

He added that it is not the priority of the Company to buy any new company, however, if there is any possibility of a new business that is viable for the Company, the truth is that it is not closed to analyzing future possibilities.

However, in relation to the shares, Huerta indicated that it had experimented a decrease of 12% during the year, but to this date it has recovered.

He said that, as of yesterday, the value of capitalization was barely over US$21 million and today the company is receiving US$90 million so, under this vision, the titles of shares do not have to be negotiated at such a low value.

He commented that there are factors that have influenced the low price of the shares, and it is a fact that the stock market has been a limitation for the Company, another factor is that, as a consequence of the Company's continuous expansion, in general terms its level of profitability has not been very good, and this has been castigated by the market, but this punishment has been excessive.

The directive indicated that Jugos del Valle is a Company that has an important presence in Mexico, and represents approximately 28% of the market. In the international area, it is exporting to more than 30 countries. One of the main things the Company is focused on for 2001, when businesses are consolidated, is that its profitability level grows, which will render higher profits through smaller payments of the debts and, on the other hand, to maintain the dynamism that has characterized the Company with continuous growth in its sales.

Source: INFOSEL
Arturo Bárcenas
barcenas@elnorte.com
Redacción Monterrey (8) 318 8157
Fax (8) 318 8142

Fecha de Recepcion en BMV : Jan 15 2001 6:11PM
Prefijo: eventore
Clave Cotizacion: VALLE
Lugar: MEXICO D.F.
Fecha: January 15, 2001
Razon Social: JUGOS DEL VALLE S.A. DE C.V.
Asunto: DEVOLUCION DE IMPUESTOS

Relevant Event:
In relation to what Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange) requested and in compliance with what is stated in Bulletin 11-28, emitted by the Comisión Nacional Bancaria y de Valores (National Banking and Stock Commission), we make public knowledge that Jugos del Valle, S.A. de C.V., in 1996, sued and appealed against Article 2-A of the Value-Added Tax Law. The Mexican Supreme Court ruled in favor of Jugos del Valle S.A. de C.V. In consequence, the Company received a total net amount of $895,526,353.00 MN. This amount includes a refund corresponding to the Production and Services Tax.

Infosel about **JUGOS DEL VALLE, S.A. DE C.V.**
Error! Unknown switch argument.
Fecha de Recepcion en BMV :
Clave Cotización: VALLE
Fecha: 09/01/2001
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

(VALLE) WILL ENTER MARKET OF ARGENTINA;
WILL CREATE ASSOCIATION WITH SANCOR
MONTERREY, January 9 – Jugos del Valle (VALLE) has foreseen entering the market in Argentina next February and contemplates to conclude during that month a joint-venture with SanCor, the most important producer and exporter of lacteous products of that country, informed Eduardo Marino López.

The vice-president of that corporation indicated that approximately for the last year they have maintained conversations with the directors of the Argentinean Company and that, at this moment, they are ultimating details in order to concrete the operation.

In relation to the details of the Argentinean market of juices and drinks (including powders for the elaboration of juices) Marino López mentioned that this reaches approximately US$300 million.

He said that, in respect to the elaboration of juices and ready to drink beverages only, the gaucho market represents approximately US$80 million, of which, they expect to reach a 20% market quota in a medium term range.

He indicated, "SanCor is a very important milk producing cooperative in Argentina that has various lines of businesses related to lacteous products; since approximately a year ago, Jugos del Valle has been trying to establish a joint-venture with SanCor. They have even implemented some marketing polls with the public."

"The closing of these negotiations has been detained due to the problems that country was having. However, now there is a more relaxed environment, so it is expected that this operation will close next month at the latest; this investment will be in the approximate amount of US$300 to $400 thousand dollars," he added.

Marino López said that, in relation to the investment proposal as well as the plans and goals of Jugos del Valle for this year, the Company has foreseen to make an investment of US$5 million, which includes the operation in Argentina.

Sales are estimated to have a consolidated global growth of 15% in relation to those of 2000.

He added that another of Jugos del Valle's goals is to consolidate the acquisition operations that have been undertaken in the last few years, this includes Florida7 (US$17 million were invested) as well as the Barrilitos Soft Drink Company.

"During the first quarter of the year, Barrilitos will close its San Luis Potosí plant, with the intention of achieving more efficiency in its operations," he indicated.

After mentioning that the other two plants will continue normal operations, he added that Barrilitos invoices approximately US$30 million and this year they expect to increase their sales 10% to 15% in respect to 2000.

He concluded, "What we are doing is restructuring the other two plants to receive the production of the San Luis Potosí Plant; the activity is practically the same, and in reference to employment, some 60 persons will be affected.

Source: INFOSEL Moisés Ramírez Redacción Monterrey (8) 318 8187 Fax (8) 318 8170

VALLE - NEWS BULLETIN

Mexico, D.F., May 12, 2000

Status of the Lawsuit for Refund of Taxes

In relation to what Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange) requested, and in compliance with what is stated in Bulletin 11-28 emitted by the Comisión Nacional Bancaria y de Valores (National Banking and Stock Commission), we make public knowledge that Jugos del Valle, S.A. de C.V., in 1996, sued and appealed against Article 2-A of the Value Added Tax Law.
This establishes a tax rate of zero percent due to the alienation of food products with the exception of beverages other than milk, particularly nectar juices and fruit and vegetable concentrates.

In regard to the aforementioned, the Mexican Supreme Court ruled in favor of Jugos del Valle S.A. de C.V., declaring Article 2-A Fraction I Incise B Numeral One of the Value-Added Tax Law unconstitutional for violating the tributary equity guarantee. Consequently, Jugos del Valle S.A. de C.V. acquired the right to receive a refund of each and every one of the amounts paid for the concept of value-added tax from the fiscal year of 1996, duly restated and with the corresponding interests, derived from the alienation of food products. The aforementioned exact amounts are still pending agreement upon by Jugos del Valle S.A. de C.V. and SHCP.

Evento Relevante de JUGOS DEL VALLE, S.A. DE C.V.
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Fecha de Recepcion en BMV :
Prefijo: EVENTORE
Clave Cotización: VALLE
Fecha:Enero 2000
Razón Social: JUGOS DEL VALLE, S.A. DE C.V.
Lugar: MEXICO, D.F.
Asunto: NOTICE TO INVESTORS

NOTICE

In relation to what Bolsa Mexicana de Valores, S.A. de C.V. (Mexican Stock Exchange) requested and in compliance with what is stated in Bulletin 11-28, emitted by the Comisión Nacional Bancaria y de Valores (National Banking and Stock Commission), we make public knowledge that Jugos del Valle, S.A. de C.V., in 1996, sued and appealed against Article 2-A of the Value-Added Tax Law. The Mexican Supreme Court ruled in favor of Jugos del Valle S.A. de C.V. In consequence, the Company received a total net amount of $895,526,353.00 MN. This amount includes a refund corresponding to the Production and Services Tax.